6/24.

04035012

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mediaset S.p.A.

*CURRENT ADDRESS via Paleocapa, 3
20121 Milan
Italy

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 29 2004
THOMSON FINANCIAL

FILE NO. 82- 4515 FISCAL YEAR 12/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: [signature]

DAT : 6/25/04

12-31-03
AR/S



MEDIASET GROUP ANNUAL REPORT 2003

MEDIASET S.p.A. - via Paleocapa, 3 - 20121 Milan

Share capital EUR 614,238,333.28 wholly paid-in

Taxpayer's code, VAT number and registration number in the register of companies in Milan: 09032310154

Internet Site: www.gruppomediaset.it

MEDIASET GROUP

2004 Ordinary and Extraordinary General Meeting

Reports, Consolidated Financial Statements
and Annual Financial Statements
for the year ended December 31st, 2003

The consolidated financial statements have been translated from those issued in Italy, from the Italian into the English language solely for the convenience of international readers

NOTICE OF MEETING

The shareholders are called to attend the ordinary and extraordinary General Meeting to be held in Cologno Monzese (Milan), Via Cinelandia 5, on April 27th, 2004, at 10.00 a.m., for the first call and, should it be required, on April 28th, 2004, at the same time and venue, for the second call, to decide upon the following

agenda

Ordinary Meeting

1) Annual and consolidated financial statements as at December 31st, 2003; Board of Directors' Report on operations; Report of the Statutory Auditors; consequent resolutions;

2) Authorization to the Board of Directors for the purchase and sale of own shares; relevant resolutions.

Extraordinary Part

Proposal for the modification of the Company Bylaws, also in compliance with the provisions of Decree Law no. 6/2003 and subsequent amendments. Renumbering of the articles in the Company Bylaws and adoption of a full new text.

The shareholders with the relevant certificate will have the right to take part in the meeting. Certificates must be requested to the relevant authorised bodies belonging to the Monte Titoli S.p.A. centralised management system, according to law.

The documents regarding the issues on the agenda will be available at the registered office of the company and at Borsa Italiana S.p.A. within the terms envisaged by current regulations; shareholders may obtain a copy thereof.

The Chairman

Fedele Confalonieri

CONTENTS

Mediaset Group: Consolidated Financial Statements as at December 31st, 2003

CONTENTS

Mediaset S.p.A.: Financial Statements as at December 31st, 2002

Board of Directors

Chairman	(*)	Fedele Confalonieri
Deputy Chairman	(*)	Pier Silvio Berlusconi
Managing Director	(*)	Giuliano Adreani
Directors	(**)	Franco Amigoni
		Marina Berlusconi
		Pasquale Cannatelli
		Paolo Andrea Colombo
		Enzo Concina
		Maurizio Costa
		Mauro Crippa
		Bruno Ermolli
		Marco Giordani
	(**)	Alfredo Messina
	(*)	Gina Nieri
	(**)	Roberto Ruozi

Board of Statutory Auditors

Chairman	Achille Frattini
Statutory Auditors	Francesco Antonio Giampaolo
	Riccardo Perotta
Alternate Auditors	Gianfranco Polerani
	Francesco Vittadini

Independent Auditors

Deloitte & Touche S.p.A.

(*) *Members of the Executive Committee*

(**) *Members of the Internal Control Committee*

MEDIASET GROUP: PERIOD HIGHLIGHTS

Main income statement data

(EUR millions)

	1999	2000	2001	2002	2003
Consolidated net revenues	2,048.7	2,363.6	2,351.1	2,316.1	3,070.0
EBITDA	1,173.1	1,357.2	1,320.5	1,353.6	1,788.7
EBIT	560.2	691.5	587.2	558.5	777.6
EBT	586.1	648.0	418.1	497.1	675.1
Mediaset Group Net profit	339.2	423.5	248.4	362.0	369.7

Main balance sheet/financial data

(EUR millions)

	1999	2000	2001	2002	2003
Net invested capital	2,004.0	2,263.9	2,602.4	2,639.5	3,031.8
Net Group shareholders' equity	2,177.6	2,387.5	2,353.0	2,467.2	2,591.6
Minorities Shareholder' equity	1.9	1.7	1.6	1.5	240.9
Net financial position	175.5	125.3	(247.8)	(170.8)	(199.3)
Operating Cash Flow (profit + amortisation)	950.4	1,146.6	1,162.3	1,213.4	1,537.6
Investments	1,384.9	806.1	1,279.1	849.3	835.1
Dividends paid	167.1	216.2	283.2	247.8	264.3

Personnel

	1999	2000	2001	2002	2003
Employees (at year end)	4,562	4,384	4,396	4,393	5,600
Employees (average)	4,601	4,382	4,384	4,399	5,633

Main indicators

	1999	2000	2001	2002	2003
Gross Operating Margin/Net revenues	57.3%	57.4%	56.2%	58.4%	58.3%
EBIT/Net revenues	27.3%	29.3%	25.0%	24.1%	25.3%
EBT/Net revenues	28.6%	27.4%	17.8%	21.5%	22.0%
Net profit/Net revenues	16.6%	17.9%	10.6%	15.6%	12.0%
ROI	30.6%	32.4%	24.1%	21.3%	27.4%
ROE	16.2%	18.6%	10.5%	15.0%	14.6%
Number of shares	1,180,320,964	1,181,227,564	1,181,227,564	1,181,227,564	1,181,227,564
Consolidated net profit per share (euro)	0.29	0.36	0.21	0.31	0.31
Dividend per share (euro) (*)	0.18	0.24	0.21	0.21	0.23

(*) 2003 data regard the proposal of distribution to the General Meeting decided by the Board on March 23rd, 2004

Notes:
From 01/01/00 to 30/06/01 data include the proportional consolidation of the Epsilon Group
From 2003 data include line-by-line consolidation of Telecinco Group, Publieurope and Publieuros


Net Consolidated Revenues
mio euro
2,048.7
2,363.6
2,351.1
2,316.1
3,070.0
1999
2000
2001
2002
2003


Operating Profit
mio euro
560.2
691.5
587.2
558.5
777.6
27.3%
29.3%
25.0%
24.1%
25.3%
1999
2000
2001
2002
2003
Operating Profit
ROS


Net Profit
mio euro
339.2
423.5
248.4
362.0
369.7
16.6%
17.9%
10.6%
15.6%
12.0%
1999
2000
2001
2002
2003
Net Profit
% Net Profit/Net Revenues


Dividends and Pay out
mio euro
216.2
283.2
247.8
247.4
271.7
63.7%
66.9%
99.8%
68.3%
73.5%
1999
2000
2001
2002
2003
Dividends
Pay out

Commercial Television Italy: Share of Mediaset Networks


Prime Time
43.5%
43.9%
44.8%
45.2%
46.4%
41.6%
42.1%
43.1%
44.1%
45.0%
1999
2000
2001
2002
2003
Individuals
Commercial Target (15-64)


Day Time (7:00 - 2:00)
44.6%
45.3%
44.9%
44.0%
45.2%
42.9%
43.8%
43.2%
42.6%
43.6%
1999
2000
2001
2002
2003
Individuals
Commercial Target (15-64)


24 hours
44.3%
45.0%
44.9%
44.3%
45.5%
42.6%
43.4%
43.2%
42.9%
44.0%
1999
2000
2001
2002
2003
Individuals
Commercial Target (15-64)

Commercial Television Italy: Summary Indicators



Publitalia '80: TV Gross Advertising Revenues
mio euro
2,199
2,467
2,468
2,468
2,630
1999
2000
2001
2002
2003



Mediaset channels: Broadcast Programmes (% hours)
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
53.3%
54.9%
53.6%
53.5%
49.8%
46.7%
45.1%
46.4%
46.5%
50.2%
1999
2000
2001
2002
2003
% Rights
% Internal Productions



Internal Productions (Hours)
7,059
7,016
7,214
7,078
7,309
1999
2000
2001
2002
2003



Investments in TV Rights
mio euro
932.8
612.5
776.0
648.6
568.8
1999
2000
2001
2002
2003

The general situation of financial markets

2003 was the year of recovery for the global markets after two negative years that have been depressing the main world stock exchanges since March 2000. Overall, stock exchange indices in Europe, the U.S. and Asia showed a rising trend and reacted positively to growth signals coming from the relevant economies. In Europe, the first signs of recovery were seen in the second half of the year.

With respect to financial markets, 2003 will be remembered as a double-speed year; after the first three months of the year, affected by a bleak outlook for the Iraq war, when the stock exchanges lost up to 10-15%, a strong "rally" started, which led global markets to finish off with an average growth of over 20% with respect to the beginning of the year and with a 30-35% gain against the March low. On the whole, share performance continued to be volatile, especially because of the uncertainties linked to well known geo-political and macro-economic factors, though with an improved visibility of company profits compared to the previous year.


1 Jan – 31 Dec 2003
Reb
MEDIASET
MIB 30 INDEX
NASDAQ
DJ Stoxx MDIA
DOW JONES
S&P 500 INDEX
144
141
138
135
132
129
126
123
120
117
114
111
108
105
102
99
96
93
90
87
84
81
78
75
72
69
Jan 03
Feb 03
Mar 03
Apr 03
May 03
Jun 03
Jul 03
Aug 03
Sep 03
Oct 03
Nov 03
Dec 03

In the 2003 list of world stock exchanges, *Nasdaq composite* ranked first with the best performance, gaining over 50%, above level 2,000, while the other two significant benchmark indices of the U.S. stock market, *Dow Jones* e *S&P 500*, closed the year with gains around 25-26%. In Europe, the most brilliant results were achieved by the Frankfurt stock exchange, with the Dax index rising by over 37%, compared to the modest +2.9% of the Amsterdam stock exchange. The Italian MIB30 index rose instead by 12.28% at a level of 26,860 points and medium-sized companies in the Midex index have achieved almost double results, near 25%. The picture of sector performances confirms that stock exchanges bet almost immediately on the recovery and, with respect to general progress, anti-cyclic shares were left behind to the benefit of sectors which are more sensitive to the economic trend.

As to the media sector, the reference index, *DJStoxx Media* showed growth of around 11% led by the flow of positive news from the advertising markets, with particular reference to the publications of some research institutes.

Mediaset Share Price in 2003

In 2003, Mediaset performed better than all the indices including it in the world (46 overall) by between 15% and 45%. Mediaset performance in 2003 reached its peak at +33% early in December and finished the year with a more than 14% overperformance with respect to *Mib30* and DJ *StoxxMedia*.

Mediaset achieved excellent performance also with respect to the average of European TV networks, outperforming TF1 by almost 20% and M6 by 8%. The exceptional 2003 results of Carlton-Granada and Pro7Sat1 are attributable to market expectations about the developments of merging and restructuring processes in the shareholding in which they are involved, respectively.

In absolute terms, in 2003 the stock ended with 25.9% growth at EUR 9.42, reaching its minimum price of EUR 6.2 on February 10th, and its maximum price of EUR 9.9 on December 2nd. On December 2nd, the intraday peak was achieved, at +10.2.

Mediaset and the main indexes since its listing (1996)


15 Jul 96 – 31 Dec 2003
MEDIASET
MIB 30
NASDAQ
DJ Stoxx MEDIA
Reb
690
660
630
600
570
540
510
480
450
420
390
360
330
300
270
240
210
180
150
120
90
60
Jun Sep 1996 Dec Mar Jun 1997 Sep Dec Mar Jun 1998 Sep Dec Mar Jun 1999 Sep Dec Mar Jun 2000 Sep Dec Mar Jun 2001 Sep Dec Mar Jun 2002 Sep Dec Mar Jun 2003 Sep Dec

Source:Reuters

2003: Mediaset and all indexes


1 Jan– 31 Dec 2003
Reb
MEDIASET +33%
15 DIC 03
147
144
138
135
132
129
126
123
120
117
114
111
108
105
102
99
96
93
90
87
84
81
Jan 03
Feb 03
Mar 03
Apr 03
May 03
Jun 03
Jul 03
Aug 03
Sep 03
Oct 03
Nov 03
Dec 03

Source:Reuters

2003: Mediaset and the main European broadcasters


1 Jan – 31 Dec 2003
MEDIASET
TF1
PRO SIEBEN SAT1
M6-METROPOLE TV
ITV (Carlton + Granada)

The main factors which affected the Share Price

In 2003 Mediaset's share price was affected by endogenous factors, strictly linked to the operating performance of the Group in Italy and Spain (Tele5), as well as by exogenous factors, linked to the economic and legislative situation within which Mediaset works. The former positively affected the share price thanks to the strong acceleration of advertising sales in the second half of the year and thanks to the confirmed ability of the management, also in 2003, to remain within the established cost and investment targets, together with the achievement of excellent audience results on its networks. The latter affected the share price in different ways during the year. With respect to this, a role was certainly played by the revision of the media industry regulation and legislative framework under way in Italy, geopolitical uncertainties, the trends of consumption and the main economic indicators both in Italy and Europe.

Source:Reuters

		2003	2002	2001
Maximum Price	€	9.9 *December 2nd*	10.4 *March 19th*	14.1 *January 31st*
Minimum Price	€	6.2 *February 10th*	5.5 *October 9th*	5.4 *September 21st*
Initial Price 1/1	€	7.2	8.1	12.5
Final Price 31/12	€	9.4	7.3	8.2
Average volumes	*ml*	5.7	5.2	5.3
Maximum volume	*ml*	36.2 *June 20th*	17.7 *October 11th*	18.7 *February 14th*
Minimum volume	*ml*	1.5 *August 12th*	1.1 *May 27th*	1.2 *May 28th*
Number Ordinary Shares	*ml*	1,181.2	1,181.2	1,181.2
Capitalisation at 31/12	*ml*	11,127.1	8,575.7	9,686.1

2003 Volumes of Mediaset Shares

In 2003, Mediaset shares ad an average daily volume of 5.7 million shares, for an average amount of over EUR 44 million, slightly increasing with respect to the previous year's volumes. In total, the number of Mediaset shares exchanged during the year on the electronic market of the Italian Stock Exchange amounted to over 1.3 billion, i.e. a level higher than 115% of the company share capital. The record in daily trading of the share occurred on June 20th, 2003 (for general gains on a share price that reached its first peaks in the year at EUR 8.15) with around 36.2 million shares, while the minimum of exchanges occurred on August 12th, 2003 with little more than 1.5 million shares negotiated.


1 Jan – 31 Dec 2003
Price EUR
Vol
Average daily volume = 5.7 milions
9.8
9.6
9.4
9.2
9
8.8
8.6
8.4
8.2
8
7.8
7.6
7.4
7.2
7
6.8
6.6
6.4
6.2
36M
34M
32M
30M
28M
26M
24M
22M
20M
18M
16M
14M
12M
10M
8M
6M
4M
2M
0
Jan 03
Feb 03
Mar 03
Apr 03
May 03
Jun 03
Jul 03
Aug 03
Sep 03
Oct 03
Nov 03
Dec 03

Mediaset Share Capital at 31/12/2003

Mediaset's main shareholder is the Fininvest Group with 50.73% of share capital. Lehman Brothers Holding Inc. holds a 2.33% stake, the remaining 46.94% of share capital is freely listed on the market.

From a geographical viewpoint, Mediaset's stocks on the market are well distributed in the different markets: 21% of shares are held by Italian investors and no less than 79% are in the hands of international investors. Among them, the nations mostly focusing on Mediaset shares are the U.S. and the U.K., with 39% and 14% of total outstanding shares respectively, followed by Germany and France, with 10% and 4% of total outstanding shares, respectively. The remaining 12% of outstanding shares is mainly distributed in Japan, Asia and the rest of Europe.

31/12/2003: Mediaset Share Capital and Breakdown of outstanding shares (51%)

By geographical distribution


Others
2%
Fininvest
51%
Stocks on
the market
47%
Germany
10%
Others
12%
France
4%
UK
14%
Italy
21%
U.S.
39%

By type of investor


Insurance
companies
5%
Hedge
Funds
9%
Mutual funds
46%
Pension
funds
14%
Banks
20%
Retail
investors
6%

MEDIASET GROUP

2003 Annual Report

Board of Directors' Report on operations

Consolidated financial statements as of December 31st, 2003
Board of Directors' Report on Operations

Dear Shareholders,

The year ended December 31st, 2003 represented a particularly significant year for the global and domestic television media industry, characterised by a strong acceleration in the process of constant transformation of competitive scenarios and by new and challenging development opportunities for current *free to air* broadcasters and specifically for the Group heading your Company.

In a general situation still affected by lasting geo-political instability, 2003 showed, after two years of substantial standstill, an improvement in economic conditions and the first real signs of a, though slow, recovery, fostering also in Italy a progressive recovery of advertising investments, especially those on television.

In 2003, many financial and industrial international operations involved some of the great multimedia concentrations that had been started just a few years ago. Consolidation processes towards core operations are under way (as is the case of *AolTimeWarner*), while in some cases the failure of great diversifications was witnessed (a major case was the dissolution of the *Vivendi/CanalPlus-Universal* Group) burdened by debt which proved to be unsustainable in the lack of concrete synergies and tangible prospects for the creation of economic value. The recent take-over attempt launched by *Comcast* on *Disney* shows again the underlying theme of the integration between business models of large telecommunications and/or cable operations and holders of audiovisual contents, a strategic option which, especially for large U.S. Groups, seems to be an inevitable long-term trend.

Also in Europe, the search for appropriate size, though with a greater integration of core operations, significant concentrations were created in 2003, especially in the field of satellite pay TV with the start of single platforms in Spain and Italy. In Great Britain, the lack of well established legal restrictions allowed the merger between *Carlton* and *Granada*, an integration which should let *ITV* become the first English commercial television group able to more effectively counter the historic two main players *BBC/BSKyB*.

In Italy in 2003 data on the growth of television consumption and advertising sales continue to confirm the absolute primacy of advertising-paid television as the main media in information and entertainment consumption and as the absolutely most effective means for advertising communication strategies, in spite of the rapid development and dissemination of new audiovisual communication technologies and the penetration of new players in the television industry.

Internet penetration in Italy rose to 43% of households, while the number of households with wide band connection at the end of 2003 amounted to around 1.7 million, a figure which still places Italy in a position trailing the European average of technology development, essential for the dissemination of *online* multimedia services and contents; the start of UMTS services also appears to be nearing, which in prospect should represent the application that can really bring about a true convergence of different media on new generation mobile terminals.

Lastly, the entry of *Newscorp*, together with the *Telecom Italia* Group, in the new pay satellite platform established following the purchase made in 2003 of *Telepiù* by *Stream*, led to the start of operations in 2003 of *SKY Italia*, with the intention of its main shareholders being to repeat in Italy the success that *BSKyB* has achieved in Great Britain, starting with a subscribers' base which is currently of around 2.5 million and a 2003 average share of around 2.5%.

2003 in Italy was especially the year when, in line with the development established by Act no. 66 of March 20th, 2001, the transition to **terrestrial digital** broadcasting was started, which will represent, in the future, the new broadcasting mode for current analogue broadcasters and will foster at the same time, by means of its multi-channel applications, the entry on the market of new players, with an increase in supply and competition and profound innovations in usual ways of using television, induced by interactive services and contents.

Mediaset Group is today in the forefront in its participation in the development of terrestrial digital network both as content provider and as network broadcaster and its objective is to make a television model on the new broadcasting system which is basically free of charge and which envisages the offer of its usual contents enriched with interactive applications and services, as well as a bouquet of innovative channels and services provided by major Italian and international broadcasters. This business model has already been successfully started in Great Britain where *Freeview*, a consortium with the participation of *BBC* and *BSKyB* has already achieved 2.5 million users after little more than one year of operations.

With a view to this, according to what is envisaged by regulations, in 2003 Mediaset completed the acquisition of frequencies from local broadcasters and implemented a digital *multiplex* which covers more than 50% of the population and on December 1st, started broadcasting by means of terrestrial digital technique. With respect to law provisions, the modes for the transition to terrestrial digital television will be fully defined only after the approval of the *Law for the reorganisation of the Communications System* whose task is also to redefine current *antitrust* limits for the various domestic players in the communication industry, according to a vision which is hopefully more in line with the rules on competition in most foreign countries. In 2004, based on the modes defined by Act no. 43 of February 24th, 2004, a decision is expected about the opportunity for Retequattro to continue broadcasting by means of current analogue technique, once the penetration of terrestrial digital television has been ascertained.

Within a phase of great evolution, the Mediaset Group acted in 2003 in line with its strategy of strong focus on the television *core business*, exploiting at best in terms of operating leverage and cash flow generation the expected recovery in advertising investment, thanks to a great attention to cost and television investment control already started in 2002, a process which did not prevent Mediaset networks from achieving very substantial results in publishing terms.

2003 also represented for Mediaset the year of the acquisition of a controlling shareholding in its strategically most significant company, i.e. Telecinco. By virtue of the opportunity connected with the new Spanish law on limitations to media ownership, Mediaset concluded the agreement that had already been stipulated at the end of 2002 with the Correo Group and acquired 12% stakes in Telecinco and Publiespana. Through these operations, Mediaset has been holding controlling stakes (52%) since 2003 in the first Spanish privately owned television group, integrated in all the characteristic stages of the production process typical of advertising based television, active in one of the main European television markets in terms of size and growth prospects. Similarly to Mediaset, Telecinco is one of the top European television Groups in terms of profitability.

By virtue of this acquisition, compared to 2002, the Mediaset Group's economic results include the effects arising from the line-by-line consolidation of the companies belonging to the Telecinco Group, consolidated with the net equity method until December 31st, 2002, besides those in the investments held in Publieuros Ltd. and Publieurope International Ltd., companies where the Mediaset Group holds a 100% stake, which are active in advertising sub-concessions in Europe, that were valued at cost at December 31st, 2002.

The main economic and financial results achieved in 2003 by the Mediaset Group can be summarised as follows:

- **consolidated net revenues** amounted to EUR **3,070.0 million**, increasing by 32.5% with respect to EUR 2,316.1 million in 2002; with the same consolidation area, the increase amounts to 4.4%;
- **EBITDA** amounted to EUR **1,788.7 million** compared to EUR 1,353.6 million in the previous year; its percentage of net revenues equalled 58.3% in line with that recorded in the previous year (58.4%);
- **EBIT** amounted to EUR **777.6 million**, with respect to EUR 558.5 million in the previous year, net of amortisation, depreciation and write-downs for EUR 1011.1 million (EUR 795.1 million in 2002), which in 2003 included the amortisation quotas of goodwill generated by the consolidation of the Telecinco Group for EUR 43.2 million. Without amortisation quotas of this goodwill, the **operating profitability** of the Group amounted to **26.7%**, strongly increasing compared to 24.1% in 2002. On a like-for-like basis with respect to 2002, 2003 EBIT amounted to EUR 648.1 million, with a percentage of consolidated net revenues of 26.8%;
- **earnings before tax and minority interest** amounted to EUR **675.1 million** compared to EUR 497.1 million in the previous year;
- the **net profit** pertaining to Group operations amounted to EUR **369.7 million** with respect to EUR 362.0 million in 2002, a result affected also by a notable reduction of the tax rate for an overall amount of around EUR 80 million;
- at December 31st, 2003 there were 5,600 **employees** in the companies belonging to the Mediaset Group included in the consolidation area (4,393 at December 31st, 2002);
- **consolidated net financial position**, went from EUR –170.8 million at December 31st, 2002 to EUR **–199.3 million** at December 31st, 2003, a value which included the net liquid funds of the Telecinco Group, equal to EUR 252.1 million. In 2003 **cash flow generation** from Group's operations, net of equity investments and expenditures connected to the payment of dividends, amounted to EUR 411.6 million. Net of the contribution of the Telecinco Group equal to EUR 138.0 million, Group cash flow generation on a like-for-like basis amounted to EUR 273.6 million clearly growing with respect to that recorded in the previous year, equal to around EUR 220 million.

The parent company, **Mediaset S.p.A.** ended the year with a **net profit of EUR 175.1 million**, decreasing with respect to EUR 258.6 million recorded in 2002, after amortisation, depreciation and write-downs amounting to EUR 101.1 million and provisions for taxes for EUR 99.2 million; compared to previous year result, this figure was affected by the write-down of the investment in Albacom S.p.A. The telephone company, which in 2003 improved its operating results, made relevant adjustments at December 31st, 2003 to the value of some operations, in line with the revision of the business plans which is currently under way.

The economic results achieved by the Mediaset Group in 2003 reward its excellent performances in the television core business of its two main geographical areas. Both Mediaset and Telecinco Networks managed to achieve their commercial and publishing objectives in the year, consequently strengthening their leadership in the relevant markets.

In particular, **advertising sales on Mediaset networks** in 2003 amounted to EUR **2,630.4 million**, with a 6.5% increase over the previous year; this performance was clearly higher than that recorded by the nationwide television market which in 2003, based on *Nielsen* surveys, grew by 4.9% though in the presence of a reduction in RAI sales. Publitalia '80 performance was achieved in a situation of progressive recovery of the advertising market which emerged clearly, especially starting from the second half of 2003 after the problems which had been present in the first half of the year. In particular, Publitalia '80 advertising sales in the last quarter of the year, showed an 18% increase over the same period in the previous year.

In 2003, excellent audience results achieved by the Mediaset networks represented a formidable and fundamental push in terms of advertising sales. The extraordinary result achieved during the Spring 2003 television season, when with respect to the guaranteed period, Mediaset networks obtained for the first time in their history an average full day share (45.3%) higher to RAI networks (44.3%) was followed in subsequent months, in spite of a slight physiological decrease, by constantly high results, in line with our objectives.

In the annual average share in the full day Mediaset Networks obtained the highest result in the last ten years, with an average share of 44.0 % (+1.1 share points over 2002) further reducing their gap against RAI networks that lost 1.5 share points over 2002, and went below 45%.

In *Prime Time*, Mediaset networks, reaching the peak of constant growth that has marked the last five years, reached for the first time in their history the absolute first place with a 45% audience share, ahead of RAI networks at 44.6%. The achievement of this result in the most popular time bracket was made possible by the success results achieved by the single networks, in line with the objectives guaranteed to advertising investors and the relevant publishing positions. Canale 5 confirmed for the third consecutive year to be the first national network, with an average share of 23.9%, Italia 1 consolidated its third position in the domestic market (12.4%), and confirmed its leadership among young people up to 34 years of age, while Rete 4 successfully repositioned itself towards an adult male audience, by means of more *info-tainment* programmes, and reached 8.7%.

Mediaset also strengthened its leadership with the main *commercial target* (15-64 years) where it reached in the full day average an average share of 45.5% compared to 43% of RAI networks.

The excellent results achieved in terms of audience shares reward the continuity in the publishing strategy of the Group, through a policy of clear enhancement of managerial and artistic resources that have largely grown in house and the commitment constantly geared towards innovation and renewal of the most successful programmes, with the primary objective to protect and maximize the economic and publishing value of its own schedules.

Audience growth was accompanied also in 2003 by a careful policy of containment of *television costs* which, with respect to the same period in the previous year, showed extremely limited growth, of just 1.1%, which corresponds for the second year in a row to a further reduction in cost with respect to overall audience shares.

Also the dynamics of investments in television rights reflected reduction actions compared to the average of previous years, with the objective to contribute, together with a strong decrease in purchases already achieved in 2002, to a progressive normalisation of the relevant amortisation. Objectives for the containment and optimisation of investments are a

consequence of the strategic objective aimed at a progressive acquisition of a greater control on television contents, by means of a greater selection of purchased cinema production and a greater use of self production of domestic dramas, especially long series, which qualify supply and on which Mediaset has made significant investments in recent years.

Obviously the great quality of Mediaset Networks' programme schedule cannot do without the presence of great cinema and sports events. In both these sectors, Mediaset showed the champions in audience shares in 2003, i.e. "*The Gladiator*", whose television premiere achieved a 44% audience share and especially the final match between Milan and Juventus in last year's *UEFA Champions League* which broke the all-time high with a 67.3% share and 22 million viewers during the final stage of penalties. The *Champions League* will continue to be one of the cornerstones in Mediaset Networks' sports programming also in the next three years; last August, our subsidiary R.T.I. S.p.A. stipulated a new agreement with UEFA, acquiring for an amount which is lower to the previous multiannual agreement the *uncoded* rights for Italy of the matches in the next three years (2003-2004; 2004-2005; 2005-2006) of the top European club tournament.

Also **Telecinco,** in Spain, achieved excellent results in 2003 because the extraordinary growth in advertising revenues was accompanied by a constant growth in audience shares and an effective cost control action which ensures a substantial increase in operating profitability, which reached 26.4% with respect to 21% in 2002 and a **net profit** of EUR **122.6** million, clearly growing with respect to EUR 85.9 million in 2002.

In particular, **advertising revenues** grew in 2003 at an extremely rapid pace, with an **11.7% increase** over 2002, clearly higher than that, at 6.6%, achieved by the Spanish television market, a result which consolidates Publiespana's leading position and rewards the high quality of service provided by Telecinco's concessionary to advertisers.

The revision of the publishing strategy, started in the second part of 2003, made it possible for Telecinco to effectively counter the offer of its main competitors, to reach in 2003 an average share of 21.4% (20.2% in 2002) and to further strengthen the unquestioned domestic primacy on the commercial target, on which Telecinco obtained a share of 24.5%, higher than the 23.6% of 2002. These results reward the strong and further impulse that Telecinco gave also in 2003 to self-produced entertainment programmes and drama, as well as the recognised and well established authority of its news, analysis programmes and the constant commitment reserved to socially relevant issues.

THE GENERAL ECONOMIC SITUATION

In 2003, the international macroeconomic framework, affected especially in the first part of the year by the strong geo-political instability connected to the military action in Iraq, progressively showed signs of recovery which fed the expectations of an adjustment to the economic cycle that should consolidate starting from the second half of 2004.

The general situation mainly reflected the strengthening of U.S. economy which, by virtue of a strong acceleration in the last two quarters of the year, recorded in 2003 a 3.1% GDP growth (2.4% in 2002).

The lasting weakness of the US Dollar which clearly fostered US exports, went to the detriment of growth in Euro countries, where GDP growth remained at a modest 0.4%.

In line with the results achieved by the other partners in the Euro area, with the exception of Spain which recorded a 2.4% GDP growth, the Italian economy, after the stagnation which marked the first half of 2003, showed signs of slow improvement in the second half of the year, with an average growth of GDP of 0.3%, basically in line with 2002 figure (0.4%).

In 2003 the domestic economic situation was significantly penalised by the strong rise of the Euro, which reduced exports by 3.9% and at the same time increased imports for domestic demand. The latter was supported by a good recovery in private consumption (+1.3% in 2003 with respect to 0.4% of 2002), while investments, supported in 2002 by the tax allowances connected with the Tremonti bis Law, showed a 2.1% decrease, which is partly due to a situation of mistrust by manufacturing companies, still affected by weak export prospects.

The trend in domestic consumption, overall positive in 2003, is accompanied by a redistribution of the purchasing power of households, which reflects, in different ways according to the various income classes, the lasting gap between high perceived inflation rate, largely generated following the introduction of the Euro and the actual inflation rate. The latter, which remained at 2.7% in 2003, is expected to slow down also in 2004 also because of the appreciation of Euro on the cost of imported goods and services.

The economic situation towards the end of the year also showed a good level of consumption a recovery in exports and the positive contribution to growth both in industrial production and the services industry, strengthening expectations for the consolidation of a generally more favourable trend which is expected for the Italian economy in 2004.

FINANCIAL AND ECONOMIC RESULTS OF THE MEDIASET GROUP

Economic results

A reclassified summary of the Mediaset Group income statement is set out below.

In particular, due to the line-by-line consolidation of the Telecinco Group, the 2003 Group operating result also includes the amortisation quotas of the differences from consolidation generated both on the quotas of these investments already held at December 31st, 2002 (up to such date included in income/charges from equity investments with respect to the net equity consolidation mode of these investments), and on the one emerging from the new stake acquired in 2003. In order to fully appreciate the result generated from operations, the 2003 Group operating result is shown also gross of the element represented by the amortisation of such goodwill.

(amounts in EUR millions)

Mediaset Group		
	2003	**2002**
Sales of goods and services	3,029.3	2,280.0
Other revenues and income	40.7	36.1
Total consolidated net revenues	**3,070.0**	**2,316.1**
Personnel expenses	379.5	300.2
Purchases, services, other costs	901.8	662.3
Operating costs	**1,281.3**	**962.5**
Gross operating profit (loss)	**1,788.7**	**1,353.6**
Amortisation, depreciation and write-downs	967.9	795.1
Operating profit (loss) before amortisation goodwill Telecinco	**820.8**	**558.5**
Amortisation goodwill Telecinco	43.2	-
Operating profit (loss)	**777.6**	**558.5**
Financial income/(charges)	(6.2)	(5.7)
Income/(charges) from equity investments	(84.3)	(47.8)
Profit (loss) before extraordinary items	**687.1**	**505.0**
Sundry and extraordinary income/(charges)	(12.0)	(7.9)
Profit before taxation and minority interests	**675.1**	**497.1**
Income taxes	(246.5)	(135.0)
Net profit (loss)	**428.6**	**362.1**
Minority interests	(58.9)	(0.1)
Mediaset Group net profit (loss)	**369.7**	**362.0**

Below are shown the effects on the single income statement lines arising in 2003 from the change in the consolidation area, highlighting in consideration of the minor significance of the impact induced by the consolidation of Publieuros and Publieurope, only those relating to the line-by-line consolidation in 2003 and those relating to the net equity consolidation in 2002 for the 40% stake, of the companies belonging to the Telecinco Group.

It should be noted that, with respect to 2003, these effects are shown net of infragroup cancellations for EUR 0.9 million, included in *Other revenue and income and Purchases, services and other costs,* related to services rendered between Telecinco Group and Mediaset Group companies.

(amounts in EUR millions)

Mediaset Group - effects arising from the consolidation of Telecinco Group		
	2003	**2002**
Sales of goods and services	640.2	-
Other revenues and income	4.9	-
Total consolidated net revenues	**645.1**	**-**
Personnel expenses	64.9	-
Purchases, services, other costs	215.1	-
Operating costs	**280.0**	**-**
Gross operating profit (loss)	**365.1**	**-**
Amortisation, depreciation and write-downs	194.4	-
Operating profit (loss) before amortisation goodwill Telecinco	**170.7**	**-**
Amortisation goodwill Telecinco	43.2	-
Operating profit (loss)	**127.5**	**-**
Financial income/(charges)	4.8	-
Income/(charges) from equity investments	(2.3)	14.3
Profit (loss) before extraordinary items	**130.0**	**14.3**
Sundry and extraordinary income/(charges)	(2.2)	-
Profit before taxation and minority interests	**127.8**	**14.3**
Income taxes	(48.4)	-
Net profit (loss)	**79.4**	**14.3**
Minority interests	(58.9)	-
Mediaset Group net profit (loss)	**20.5**	**14.3**

In 2003, without the accounting effect regarding the goodwill amortisation quota of EUR 43.2 million, the contribution arising from the line-by-line consolidation of the Telecinco Group to the Group's net result is equal to EUR 63.7 million.

In 2002, the overall economic effect generated by the net equity consolidation of the 40% stake held in the Telecinco Group, included in Mediaset Group income statement in the line of income/(charges) from equity investments, included EUR 20.1 million regarding goodwill amortisation quota.

It is also worth mentioning that the contribution to the Group income statement resulting in 2003 from the line-by-line consolidation of the investments in Publieuros and Publieurope, resulted equal to EUR 6.3 million in terms of net revenues (with respect to EUR 21.8 million of the two companies' aggregated revenues), EUR 2.0 million in terms of operating result, EUR 1.7 million in terms of net profit. The consolidation of these equity investments determines EUR 15.5 million of infra-group cancellations, mainly regarding the remuneration of the

advertising sub-concession service and the inclusion of fees in advertising revenues paid to/ and received by Publitalia '80 and Publiespana respectively.

The percentage impact on net consolidated revenues of some of the significant elements of the Group income statement is shown in the table below, while the contribution of the two geographical areas of operations represented by domestic operations and Spanish operations attributable to the Telecinco Group are shown separately.

	2003			2002
	Mediaset Group	**Italy**	**Spain**	**Mediaset Group**
Total consolidated net revenues	**100.0%**	**100.0%**	**100.0%**	**100.0%**
Operating costs	41.7%	41.3%	43.5%	41.6%
Gross operating profit (loss)	58.3%	58.7%	56.5%	58.4%
Amortisation, depreciation and write-downs	31.5%	31.9%	30.1%	34.3%
Operating profit (loss) before amortisation goodwill Telecinco	**26.7%**	**26.8%**	**26.5%**	**24.1%**
Operating profit (loss)	25.3%	26.8%	26.5%	24.1%
Profit (loss) before extraordinary items	22.4%	23.0%	26.8%	21.8%
Profit before taxation and minority interests	**22.0%**	**22.6%**	**26.5%**	**21.5%**
Net profit (loss)	**12.0%**	**14.4%**	**19.0%**	**15.6%**
Tax rate (% on profit (loss) before taxation)	36.5%	36.2%	28.3%	27.2%

Here follows an analysis of the single Mediaset Group income statement elements; this analysis is carried out under that envisaged by CONSOB Communication no. 98084143 dated October 27th, 1998 about the information by sectors of operation, by separately highlighting in terms of operating management the economic contribution generated by television operations in the two different geographical areas, Italy and Spain which, in terms of significance of the main balance sheet – income statement parameters, organisational independence and market features, today represent the two main sectors of operation of the Mediaset Group.

The net economic contribution resulting in 2003 from the line-by-line consolidation of Publieuros and Publieurope, companies that carry out international advertising sales activities for Publitalia '80, Publiespana and other European media companies, is included among domestic operations in consideration of the prevalence of advertising sub-concession relationships carried out with respect to this market.

For a more detailed description of Publieurope activity, see the following Section of this Report about *international advertising* operations.

Analysis of results by geographical areas: Italy

In order to have a like-for-like comparison, the income statement regarding the domestic operations of the Mediaset Group below is shown, with respect to 2002, net of the previously mentioned effects regarding the consolidation by the net equity method of the 40% stake held last year in the Telecinco Group.

(amounts in EUR millions)

Italy		
	2003	**2002**
Sales of goods and services	2,389.1	2,280.0
Other revenues and income	35.8	36.1
Total consolidated net revenues	**2,424.9**	**2,316.1**
Personnel expenses	314.6	300.2
Purchases, services, other costs	686.7	662.3
Operating costs	**1,001.3**	**962.5**
Gross operating profit (loss)	**1,423.6**	**1,353.6**
Amortisation, depreciation and write-downs	773.5	795.1
Operating profit (loss)	**650.1**	**558.5**
Financial income/(charges)	(11.0)	(5.7)
Income/(charges) from equity investments	(82.0)	(62.1)
Profit (loss) before extraordinary items	**557.1**	**490.7**
Sundry and extraordinary income/(charges)	(9.8)	(7.9)
Profit before taxation and minority interests	**547.3**	**482.8**
Income taxes	(198.1)	(135.0)
Net profit (loss)	**349.2**	**347.8**
Minority interests	-	(0.1)
Mediaset Group net profit (loss)	**349.2**	**347.7**

Net Revenues


+4.7%
2003
2002

Consolidated net revenues from domestic operations increased in 2003 by EUR 108.8 million over the previous year

This change is mainly attributable to the increase in *television revenues* (EUR 112.8 million) as the following table shows:

(amounts in EUR millions)

	2003	2002
Revenues from the sales of advertising slots	2,264.4	2,100.5
Revenues from television sales, promotions, sponsorships	366.0	367.8
Advertising revenues from third parties	**2,630.4**	**2,468.3**
Other revenues from television operations	94.7	119.5
Agency discounts	(389.6)	(365.1)
Total net revenues from television operations	**2,335.5**	**2,222.7**
Total net revenues from non-television operations	**89.4**	**93.4**
Total consolidated net revenues from Italy	**2,424.9**	**2,316.1**

In particular, with respect to revenues generated from television operations:

- gross ***advertising revenues*** relating to sales on **Mediaset networks**, equal to EUR 2,630.4 million, increased by EUR 162.1 million (equal to +6.5%) compared to those in the previous year. Specifically, *revenues from the sale of commercials* recorded a percentage increase of 7.8%, while *revenues from television sales, promotions and sponsorships* slightly fell by 0.5% over 2002;
- ***other revenues from television operations*** recorded a decrease of EUR 24.8 million. This change is mainly attributable to lower revenues generated from the sale of rights to pay satellite platforms of some *Champions League* matches, an element which disappeared starting from the third quarter 2003 since, as of the 2003/2004 league, Mediaset holds these rights only for free to air use.

Since 2003, ***net revenues*** generated from ***non-television operations*** includes the net revenues from the consolidation of Publieurope, equal to EUR 6.3 million, regarding income paid by European media players for the advertising sub-concession activity carried out by this company. On a like-for-like basis, the decrease in overall revenues from non-television operations, equal to EUR 10.3 million over 2002, is mainly attributable to the different regulation, with respect to the previous year, of the new commercial agreement regarding the sale of sponsorships for the Italian National Football Team which, since 2003, envisages a net income paid to Publitalia '80 for the revenues generated by this activity, invoiced directly to customers by the owner of these rights. In 2003 higher revenues were recorded from multimedia operations, mainly regarding income, equal to EUR 4.6 million, from content-providing and packaging activities for multimedia publishing contents towards mobile telephone companies, also for new generation phones (UMTS).

Operating costs


+4.0%
2003
2002

Operating costs from domestic operations grew by EUR 38.8 million compared to 2002. The main items in operating costs are personnel expenses and purchases, services and other costs, which are analysed below.

Personnel expenses


+4.8%
2003
2002

Changes in personnel expenses are mainly attributable to increases connected to the remuneration policy, contract renewals and include the effect arising from the consolidation of Publieurope, equal to EUR 2.5 million.

Purchases, services and other costs


+3.7%
2003
2002

Purchases, services and other costs showed in 2003 an increase of EUR 24.4 million over the previous year.

Specifically, as is shown by the following data, this change is mainly caused by the strong increase in *television operating costs* that, since the third quarter 2003, include costs regarding the new (2003/2004) *Uefa Champions League*. The new contract, which grants Mediaset these rights for the next three seasons, envisaged the availability of broadcasting rights to Mediaset at the same time with the single events, and therefore determines the complete allocation of the relevant cost to the income statement. The overall value of the four-year agreement regarding previous years (1999-2003) had been capitalised and amortised over the whole period of availability since, under the contract, the Mediaset Group held the availability on several years.

(amounts in EUR millions)

	2003	2002
Selling costs	90.9	88.9
Television scheduling costs	436.6	403.8
Broadcasting costs	35.8	32.6
Other costs	67.6	66.3
Total television costs	**630.9**	**591.6**
Other non-television costs	55.8	70.7
Purchases, services and other costs	**686.7**	**662.3**

The increase in ***television operating costs*** with respect to those of the same period in the previous year can be attributed mainly to the trend of *schedules operating costs*. This increase was also affected by other variable cost items with respect to sales and by the already mentioned costs regarding the new *Champions League*. Net of these elements, the growth in schedules operating costs mainly reflects the increase in the making of television products, which was also affected by the considerable production effort required to support the news coverage of the Iraq war in the first part of the year.

In order to better appreciate the dynamics of television costs, it should be noted that *overall television costs*, including the elements connected to personnel expenses and the amortisation of television rights and other fixed assets showed an increase limited to 1.1%, which confirms the achievement of efficiency objectives started since 2002.

The decrease in ***operating costs*** regarding ***non television operations*** can be mainly attributed, as previously mentioned, to the different regulation included in the new agreement regarding the sale of sponsorships of the Italian Football Team which, since 2003, does not envisage any payment by Publitalia '80 to the owners of these rights, of a share of the generated revenues. This item includes, since 2003, the costs connected to Publieurope activity, equal to EUR 1.4 million.

EBITDA


+5.2%
1,423.6
1,353.6
2003
2002

Mainly due to the increase in net revenues, EBIDTA showed in 2003 an EUR 70.0 million increase over the previous year. Its percentage rate on consolidated net revenues subsequently grew from 58.4% in 2002 to 58.7% in 2003.

EBIT


+16.4%
650.1
558.5
2003
2002

EBIT regarding domestic operations showed in 2003 an increase of EUR 91.6 million which is mainly attributable, besides the previously mentioned developments, to the reduction in overall amortisation, depreciation and write-downs equal to EUR 21.6 million. This change, as already mentioned, is mainly attributable to a different way of accounting for the rights regarding the new *Champions League* which, starting from the third quarter 2003, are included in operating costs, because of the different structure of the new contract. The percentage rate of EBIT on consolidated net revenues grew notably in 2003 from 24.1% in 2002 to 26.8%.

Analysis of results by geographical areas: Spain

The income statement of Spanish operations, consolidated on a line-by-line basis in the Mediaset Group for the first time starting from 2003 is set out below. The economic data shown below are in line with consolidated data of Gestevision Telecinco S.A., Publiespana S.A. and the companies in which they have controlling and non-controlling stakes (so-called Telecinco Group) which have been appropriately reclassified in order to make accounting forms envisaged by Spanish civil law homogeneous with those envisaged by Italian regulations.

In order to make comparison with the previous year possible, "*pro-forma*" consolidated data of the Telecinco Group at December 31st, 2002 are also provided.

(amounts in EUR millions)

Spain		
	2003	**2002 pro-forma**
Sales of goods and services	640.2	582.0
Other revenues and income	5.8	5.3
Total consolidated net revenues	**646.0**	**587.3**
Personnel expenses	64.9	62.8
Purchases, services, other costs	216.0	220.4
Operating costs	**280.9**	**283.2**
Gross operating profit (loss)	**365.1**	**304.1**
Amortisation, depreciation and write-downs	194.4	180.8
Operating profit (loss)	**170.7**	**123.3**
Financial income/(charges)	4.8	5.5
Income/(charges) from equity investments	(2.3)	(5.6)
Profit (loss) before extraordinary items	**173.2**	**123.2**
Sundry and extraordinary income/(charges)	(2.2)	(1.9)
Profit before taxation and minority interests	**171.0**	**121.3**
Income taxes	(48.4)	(35.6)
Net profit (loss)	**122.6**	**85.7**
Minority interests	-	0.1
Mediaset Group net profit (loss)	**122.6**	**85.9**

Net revenues

Consolidated net revenues from domestic operations increased in 2003 by EUR 108.8 million over the previous year.

The following table contains details of Telecinco Group revenues and shows its most significant elements:

(amounts in EUR millions)

	2003	2002 pro-forma
Revenues from the sales of advertising slots	563.4	516.9
Revenues from television sales, promotions, sponsorships	70.1	50.2
Advertising revenues from television operation	**633.5**	**567.1**
Other revenues	65.3	66.7
Agency discounts	(52.8)	(46.5)
Total consolidated net revenues from Spain	**646.0**	**587.3**

The main revenue item is ***advertising television revenues,*** regarding the activity of advertising spaces carried out for Telecinco with exclusive rights by Publiespana, which grew in 2003 by 11.7% over the previous year, showing a sharply better result than the 6.6% increase recorded by the Spanish television advertising market.

In the second half of the year, Publiespana managed to further improve the already excellent performance of the first six months in the year when advertising sales had grown by 9.7% over the same period in 2002. This result, supported by the unquestioned primacy that Telecinco managed to ensure in terms of its audience shares with respect to the commercial target, rewarded a recognised better efficacy, flexibility and quality of communication plans offered to investors by the concessionary both with respect to conventional television advertising, i.e. *commercials*, and also the decidedly more innovative communication easier to include in programmes (the so-called *special events*), i.e. sponsorships, promotions and television sales, which in 2003 recorded a growth of around 40%.

Other revenues include other income, which is by its nature complementary and ancillary to characteristic television activity, which can be mainly included in two classes:

- revenues from the marketing of television and information contents and the distribution of cinema rights, with the latter activity devoted to the residual use of products mainly purchased for television broadcasting;
- revenues from *content extension* operations, which include income generated from merchandising operations, telephone traffic generated by the SMS interaction with some television productions and other – also advertising – revenues from the use of successful television formats on other media.

The slight decrease in these revenues, which went from EUR 66.7 million in 2002 to EUR 65.3 million in 2003 reflects, in the presence of higher sales generated by other advertising concessions and *merchandising* operations, a reduction in income generated by the marketing of rights for pay-tv networks, following the merger of the two satellite platforms which occurred last year.

Agency discounts are commissions directly retained by media centres on advertising sales. Their percentage on advertising revenues is approx. 8%, in line with the average percentage on the Spanish advertising market.

Operating costs

The operating costs of the Telecinco Group decreased to EUR 280.9 million in 2003, from EUR 283.2 in 2002. The main items in operating costs are personnel expenses and purchases, services and other costs, which are analysed below.

Personnel expenses

Personnel expenses of the companies belonging to the Telecinco Group, equal to EUR 64.9 million in 2003, showed a 3.3% increase over the previous year.

Purchases, services and other costs

Overall purchases, services and other costs showed in 2003 a decrease of EUR 4.4 million, which rewards the strong efforts towards efficiency already started in 2002. These costs can be broken down, with respect to domestic television operations, in the following functional areas:

(amounts in EUR millions)

	2003	2002
Selling costs	8.4	6.9
Television scheduling costs	149.2	149.9
Broadcasting costs	17.4	16.7
Other costs	41.0	46.9
Purchases, services and other costs	**216.0**	**220.4**

Commercial costs, equal to EUR 8.4 million (EUR 6.9 million in 2002) include costs of *Publiespana* concessionary companies and its subsidiaries *Publimedia Gestion amd Advanced Media.*

Schedules operating costs amounted to EUR 149.2 million in the year, and were therefore slightly lower than in 2002, equal to EUR 149.9 million. This trend reflects the greater significance of some cost items, mainly variable with respect to advertising sales, regarding amounts due to category associations for the use of publishing and music rights, with respect to a reduction of overall costs generated by programmes (*entertainment, talk shows, reality shows*) and information contents.

Broadcasting costs regard costs incurred for the lease of network and television signal broadcasting services from the state-owned company *Retevision*. The increase in these costs from EUR 16.7 million in the previous year to EUR 17.4 million in 2003 can be attributed to higher costs incurred for *simulcast* digital broadcasting.

Other costs include overheads of the main staff structures, allocations and costs which are directly connected to other television operations, the latter mainly regarding content extension projects. Overall, these costs show a substantial reduction with respect to 2002 because of variable cost items connected to lower sales of some ancillary activities and minor allocations regarding payments to be incurred for the use of audiovisual rights still to be defined in 2002.

EBITDA

Thanks to the sharp increase in net revenues, EBIDTA showed in 2003 an increase of EUR 61.0 million over the previous year. Its percentage rate on consolidated net revenues went from 51.8% in 2002 to 56.5% in 2003.

EBIT

In 2003 EBIT of television operations in Spain amounted to EUR 170.7 million, with a marked increase of EUR 47.4 million, compared to the result achieved in the previous year, which amounted to EUR 123.3 million. This result was affected, over and beyond the notable increase in advertising revenues, by the limited increase in overall costs, i.e. also including personnel expenses and amortisation, depreciation and write-downs, which in 2003 amounted to 2.4%. This last change can be exclusively attributed, in the presence of the already mentioned containment of operating costs, to the overall increase in amortisation, depreciation and write-downs. The higher cost of this element, with a basically stable trend of amortisation of rights for television broadcasting, reflected at December 31st, 2003 the higher cost induced by the adjustment of estimate criteria of some types of television products, typically series.

The percentage rate of EBIT on net revenues grew from 21% to 26.4% .

****

The other income statement items are analysed below with reference to the whole Mediaset Group, highlighting in 2003, for each commented item, the contribution arising from the line-by-line consolidation of the Telecinco Group.

EBIT (after Telecinco goodwill amortisation)


+219.1 (€ml)
777.6
558.5
2003
2002

As already mentioned earlier, since 2003 the Group EBIT has included the amortisation quota of goodwill recognised on the stakes held in Gestevision Telecinco S.A. and Publiespana S.A., equal, in 2003, to EUR 43.2 million. In particular, EUR 20.1 million is attributable to the 40% stake already held by the Mediaset Group at December 31st, 2002 (and included up to that date among income/charges from equity investments) and EUR 23.1 million relate to the goodwill amortisation quota generated in 2003 following the acquisition of 12% stakes.

Financial income/(charges)


(0.5) (€ml)
(6.2)
(5.7)
2003
2002

The overall balance of financial income and charges includes net financial income regarding the Telecinco Group for EUR 4.8 million. With respect to domestic operation, a negative balance of EUR 11.0 million was recorded, which can be broken down into:

- net financial charges for EUR 1.9 million (EUR 8.0 million in 2002);
- charges, mainly for valuations, regarding exchange rate differences for EUR –1.5 million (EUR +4.2 million in 2002);
- charges for valuations for EUR 7.6 million prudentially allocated to reflect possible charges connected to the 2003 Stock Option Plan. At December 31st, 2002 a EUR 2.0

million provision had been made to align the book value of own shares destined to the 2001 Stock Option plan to the allocation price, whose rights can be exercised starting from January 1st, 2004.

Income/(charges) from investments


(36.5) (€ml)
2003
2002

The change in the balance of this item can be attributed, for EUR 55.2 million, to the higher charge resulting from the adjustment (EUR 79.8 million in 2003, EUR 24.6 million in 2002) of the value of the 19.5% shareholding held in Albacom S.p.A., valued by the net equity method. In the nine months of the current tax year, Albacom improved its level of EBITDA compared to the same period of 2002 and at December 31st, 2003 carried out extraordinary write-downs, mainly regarding tax assets and goodwill, based on the revision under way of the company's future plans.

The remaining change in the balance of this item can be mainly attributed to:

- a negative economic effect for EUR 31.8 million accounted for in 2002, regarding the cancellation of the remaining book value of the 2.28% stake held in Kirch Media;
- a positive net economic effect of EUR 14.3 million accounted for in 2002, regarding the valuation of the companies belonging to the Telecinco Group which, as has already been mentioned before, in 2002 had been consolidated by the net equity method for the stake held by the Mediaset Group, equal to 40%.

EBT and minority interests


+35.8%
675.1
497.1
2003
2002

EBT and minority interests increased by EUR 178 million, EUR 113.5 million of which can be attributed to the effects arising from the line-by-line consolidation of the Telecinco Group.

Mediaset Group Net profit


+2.1%
369.7
362.0
2003
2002

The increase of Mediaset Group net profit amounted to EUR 7.7 million over the previous year, EUR 6.2 million regarding the Telecinco Group. It should be noted that 2002 net profit had been affected by the substantial *tax rate* reduction related to tax benefits, totalling around EUR 80 million, recorded in 2002 by applying Law 383/2001 *Tremonti-bis* and to those obtained within Group extraordinary and reorganisation operations.

Balance sheet and financial position

Here follows the balance sheet and cash flow summary of the Mediaset Group:

(amounts in EUR millions)

Mediaset Group		
Balance sheet summary	**31/12/2003**	**31/12/2002**
Television rights	1,923.6	1,834.0
Other intangible/tangible fixed assets	563.1	443.4
Adjustment from Telecinco net consolidation	300.3	-
Equity investments and financial fixed assets	136.0	470.3
Net working capital and other assets/liabilities	215.7	(7.7)
Allocation for severance indemnities	(106.9)	(100.5)
Net investments	**3,031.8**	**2,639.5**
Net financial position	**(199.3)**	**(170.8)**
Group shareholders' equity	2,591.6	2,467.2
Shareholders' equity attributable to minority interest	240.9	1.5
Total shareholders' equity	**2,832.5**	**2,468.7**

The Group balance sheet at December 31st, 2003 includes the effects arising from the line-by-line consolidation of Gestevision Telecinco S.A., Publiespana S.A. and their subsidiary companies, as well as their investments in Publieuros and Publieurope.

In order to make comparison with the previous year easier, in the following table the reclassified summary balance sheet for 2003 is broken down with separate balance sheet results for the two geographical areas, Italy and Spain, and also highlighting the effects arising from the line-by-line consolidation of investments in the Telecinco Group.

It should be noted that the balance sheet situation regarding Italian operations includes the book value of investment quotas and the dividends received from Spanish companies, besides the line-by-line integration of Publieurope and Publieuros, while that of Spain is in line with the balance sheet situation of the Telecinco Group.

(amounts in EUR millions)

Balance sheet summary	**Italy**	**Spain**	**Eliminations/ Adjustments**	**Mediaset Group**
Television rights	1,740.3	183.3	-	1,923.6
Other intangible/tangible fixed assets	433.5	129.6	-	563.1
Adjustment from Telecinco net consolidation	-	-	300.3	300.3
Equity investments and other financial fixed assets	663.0	7.9	(534.9)	136.0
Net working capital and other assets/liabilities	290.1	(74.4)	-	215.7
Allocation for severance indemnities	(106.9)	-	-	(106.9)
Net investments	**3,020.0**	**246.4**	**(234.6)**	**3,031.8**
Net financial position	**(451.4)**	**252.1**	**-**	**(199.3)**
Gruop shareholders' equity	2,567.2	498.2	(473.8)	2,591.6
Shareholders' equity attributable to minority interest	1.4	0.3	239.2	240.9
Total shareholders' equity	**2,568.6**	**498.5**	**(234.6)**	**2,832.5**

Similarly, the Group cash flow statement, shown below, highlights separately, with respect to 2003, the contribution to financial dynamics for the year resulting from the two geographical areas, Italy (including the equity investment for EUR 276 million regarding the purchase of a 12% stake in Gestevision Telecinco and Publiespana) and Spain.

It should be noted that the overall Group cash flow statement includes the equity investment in the Telecinco Group together with the effect arising from the consolidation of the financial position of the Group at 31/12/2002, equal to EUR 142.3 million, under item **changes to the consolidation area**. This item also includes the effect, equal to EUR 7.4 million, arising from the line-by-line consolidation of Publieuros and Publieurope.

(amounts in EUR millions)

Sources and applications	31/12/2003 Mediaset Group	31/12/2003 Italy	31/12/2003 Spain	31/12/2002 Mediaset Group
Operating cash-flow	**1,537.6**	**1,216.0**	**321.6**	**1,213.4**
Total disinvestments in fixed assets	**13.7**	**0.6**	**13.1**	**102.4**
Total investments of which:	**(835.1)**	**(957.3)**	**(153.8)**	**(849.3)**
investments in television rights	(705.7)	(568.8)	(136.9)	(648.6)
equity investments	(9.4)	(285.4)	-	(121.7)
other intangible investments	(50.9)	(48.0)	(2.9)	(22.8)
tangible investments	(69.1)	(55.1)	(14.0)	(56.2)
Share capital increases	-	-	-	-
Dividends paid	**(264.3)**	**(247.4)**	**(28.2)**	**(247.8)**
Other monetary variations	**(354.1)**	**(299.9)**	**(42.9)**	**(141.7)**
Change in the consolidation area	**(126.3)**	**7.4**	-	-
Net cash flow	**(28.5)**	**(280.6)**	**109.8**	**77.0**

Below are comments to the main items in the balance sheet at December 31st, 2003 and the variations to December 31st, 2002. For each change, the effects are described regarding changes to the consolidation area, which are mainly attributable to the Telecinco Group.

Net invested capital


+392.3 (€ml)
2003
2002

The most significant element of the invested capital of the Mediaset Group is ***television rights***, which includes EUR 183.3 million regarding the net value of Telecinco Group library. On a like-for-like basis this item shows a decrease of EUR 93.7 million with respect to 2002 for a higher quota or amortisation with respect to the investments accounted for.

Other tangible and intangible fixed assets include EUR 129.6 million regarding the Telecinco Group; on a like-for-like basis this item, equal to EUR 433.5 million, remained basically unchanged over 2002.

Differences from consolidation shows the effect arising from the line-by-line consolidation of equity investments held in the Telecinco Group, net of period amortisation quotas for EUR 43.2 million. In particular, EUR 112.6 million relates to the reclassification under this item of remaining net goodwill regarding the 40% stake already held at December 31st, 2002,

while EUR 230.9 million relates to the difference posted for the purchase of the 12% stakes in 2003.

The EUR 334.3 million decrease of item ***investments and other financial assets*** relates for EUR 274.1 million to the line-by-line consolidation of the Telecinco Group and for EUR 5.4 million to the line-by-line consolidation of the investment in Publieuros, entered at cost at December 31st, 2002. Net of such effect, the period change reflects, besides the adjustment of the value of investments consolidated by the net equity method, equity investments, totalling EUR 9.4 million and a EUR 7.9 million increase regarding the value of equity investments held by the Telecinco Group.

The balance in ***working capital and other current assets and liabilities*** equal to EUR 215.7 million includes a negative balance for EUR –74.4 million regarding the Telecinco Group.

On a like-for-like basis the change in the balance of this item over December 31st, 2002, equal to EUR +298 million, is mainly attributable to higher trade receivables connected to the high dynamics of advertising sales achieved over the last months of 2003, as well as a reduction in trade payables attributable to the limited level of investments in the year and the payment of the last amounts due under the contract in 2003 for the residual multiyear debt for the latest *Champions League*.

As already mentioned, it should be noted that rights regarding the new League are not capitalised but fully expensed with respect to the mode of use which is no longer envisaged by the contract on a multiyear basis.

Group shareholders' equity and shareholders' equity attributable to minority interests


+363.8 (€ml)
2,832.5
2,468.7
2003
2002

The increase over December 31st, 2002 can be attributed to the result for 2003 and the Telecinco Group shareholders' equity attributable to minority interests, net of dividends paid equal to EUR 247.4 million.

Net financial position


(28.5) (€ml)
(199.3)
(170.8)
2003
2002

The Group's net financial position at December 31st, 2003 is broken down below to separately highlight the contribution of the two main geographical areas:

- the Group net financial indebtedness regarding **Italian operations** totalled EUR 451.4 million with a change over December 31st, 2002, of EUR –280.6 million. EUR 327.4 million of this change can be attributed to investment

expenditures (EUR 276 million of which regarding the purchase of the 12% stake in the Telecinco Group) and loans to subsidiaries and EUR 247.4 million to dividends paid. Net of these expenditures, liquid funds of Publieurope and Publieuros, and income connected to dividends received by the Telecinco Group, in 2003 there was a positive cash flow generated by current operations of EUR 273.6 million, higher than the cash flow, of around EUR 220 million, generated in the same period of the previous year, net of dividends paid, EUR 105.9 million received from the sale of the stake in Blu S.p.A., payments made to Albacom S.p.A. for EUR 18.5 million and dividends received by Telecinco;

- **Telecinco Group** net liquid funds amounted to EUR 252.1 million (EUR 142.3 million in 2002). The 2003 change is connected for EUR 138.0 million to the positive cash flow generated by current operations (EUR 60.1 million in 2002) and for EUR 28.2 million to dividends paid.

RESULTS OF THE PARENT COMPANY MEDIASET S.P.A.

Mediaset S.p.A. earned a net profit of EUR 175,1 million in 2003, after amortisation, depreciation and write-downs of EUR 101.1 million, and a tax provision of EUR 99.2 million.

Operating revenues, which amounted to EUR 168.6 million were mainly generated by the subsidiary company R.T.I. S.p.A. because of the availability of the company's library. The EUR 64.1 million decrease (in 2002 this item amounted to EUR 232.7 million) relates to the reduction in the trading of television rights, which is currently managed directly by R.T.I. S.p.A.

Operating costs decreased from EUR 201.8 million in 2002 to EUR 151.9 million in 2003; this EUR 49.9 million decrease is mainly connected to the notable reduction in *amortisation* of intangible fixed assets, as a consequence of the reduction of the library of rights owned by Mediaset S.p.A.

The higher reduction in operating revenues compared to that of operating costs generated a negative variation in the ***operating profit*** of EUR 14.2 million.

Financial operations decreased by EUR 113.2 million over the previous year because of the write-down of the investment in Albacom S.p.A. and lower dividends paid by subsidiaries.

EBT amounted to EUR 274.3 million and ***taxes*** paid amounted to EUR 99.2 million with a tax-rate equal to 36.16%, fundamentally in line with the previous year.

The ***net profit for the year*** amounted to EUR 175.1 million, with a decrease of EUR 83.5 million compared to EUR 258.6 million in 2002.

The most significant share of ***net invested capital*** of the parent company is represented by *equity investments* which, at December 31st, 2003, amounted to EUR 1,412.9 million; the increase over December 31st, 2002 (+EUR 430.0 million) is mainly due to the capital increase of subsidiaries R.T.I. S.p.A. for EUR 443.3 million and Mediaset Investment S.a.r.l. for overall EUR 119.6 million, partially offset by the write-down of Albacom S.p.A. for EUR 118.1 million and the cancellation of the investment in Mediadigit International S.a.r.l. that was put in liquidation.

Television rights, with respect to December 31st, 2002, decreased by EUR 98.3 million; this fall is entirely attributable to the amortisation quota for the year.

The ***net financial position*** fell from a positive balance of EUR 406.6 million at December 31st, 2002 to negative balance of EUR 17.4 million at December 31st, 2003; this trend was mainly affected by expenditures connected to the capitalisation of subsidiary companies totalling EUR 562.9 million and the payment of dividends for EUR 247,4, partially offset by earnings regarding the dividends received from subsidiary companies for EUR 365.8 million and the cash flow from current operations.

Net shareholders' equity decreased by EUR 72.3 million over December 31st, 2002, attributable to the negative balance between the net profit for the year and allocation for dividends paid to shareholders.

INVESTMENTS IN SUBSIDIARY AND AFFILIATED COMPANIES

With reference to Group investments, the following major operations were carried out in 2003:

Television operations

- The **merger by incorporation** of **Mediatrade S.p.A.** in its parent company **R.T.I. S.p.A.** came into force in terms of legal, economic and fiscal issues on **January 1st, 2003.** This operation was carried out by means of a deed stipulated on December 11th, 2002, within the wider *project for the development of the company shareholding* launched on July 2nd, 2002 by the Board of Directors of Mediaset S.p.A.
- On **June 18th, 2003 R.T.I. S.p.A.**, and the companies Arnoldo Mondadori Editore S.p.A. and Medusa S.p.A belonging to the Fininvest Group, set up the association **Mediafriends-Onlus** with equal stakes. This conceives, designs and implements mainly television events for the collection of resources to donate for charity purposes and to finance targeted projects in the fields of assistance, education and culture in Italy and abroad.
- On **June 25th, 2003 R.T.I. S.p.A.**, in execution of the agreements stipulated on July 31st, 2001, purchased from Maurizio Costanzo and Maria De Filippi, for the already established amount of EUR 1.9 million, a 10% stake in **Fascino PGT S.r.l.**, therefore increasing its shareholding in this company from 30% to 40%. Under the agreement, R.T.I. S.p.A. has the right to purchase a further 10% stake in the share capital of this company by December 31st, 2004
- On **November 3rd, 2003** Mediaset Investment S.a.r.l. sold to RTI S.p.A. its 50% stake in the share capital of **Epsilon TV Production S.r.l.** Because of this operation, R.T.I. S.p.A. holds 100% of this investment
- On **December 1st, 2003, Mediadigit S.p.A.** whose winding up and liquidation had been decided on April 10th, 2003 was cancelled from the register of companies. Within the framework of the project for the development of Group shareholding launched in July, on December 19th, 2002, Mediadigit had sold its operations regarding *theme channels and new media* to R.T.I. S.p.A.
- On **November 11th, 2003** the extraordinary General Meeting of **Mediadigit International S.a.r.l,** the company that held 100% of Mediadigit S.p.A., decided to voluntarily put the company in liquidation. The end of the liquidation was published on January 21st, 2004.

International television operations:

- On **March 31st, 2003** subsidiary company Mediaset Investment S.a.r.l., after receiving the authorisation from the relevant Spanish administrative authorities and the European Antitrust Commission, that had received the terms of the agreements stipulated on December 18th, 2002 with the Correo Group, purchased two 12% stakes in **Gestevision Telecinco S.A.** and **Publiespana S.A.** from the Correo Group, of which it already held a 15% shareholding, for an overall amount of EUR 276 million, a value which included the majority premium. The execution of the agreements had been suspended and was subject to the coming into force, on January 1st, 2003, of the new text of article 19.1 of the Spanish law on private television (10/1988, May 3rd) which cancelled the previous 49% limitation

regarding the maximum shareholding allowed to a single shareholder in companies which are concessionaries of national television services. After this operation, the shareholders of Gestevision Telecinco S.A. and Publiespana S.A. are the following: Mediaset Group (through Mediaset S.p.A. which holds 25% and Mediaset Investment S.a.r.l. which holds 27%) 52%; the Spanish publishing group *Corporaciòn de Nuevos Medios Audiovisuales S.A. (Vocento)* 13%; German bank *Dresdner Bank* 25%; the Dutch investment fund *ICE Finance BV* 10%

- On **November 12th, 2003, Mediaset S.p.A. and ICE Finance B.V.**, negotiated again the agreement stipulated on October 15th, 2002 about the 10% stakes in Gestevision Telecinco S.A. and Publiespana S.A. held by ICE Finance. The overall terms of the new agreement have been analysed from a financial viewpoint by Morgan Stanley which assessed its relative cost-effectiveness with respect to those included in the previous agreement. Based on the new agreement, valid from December 15th, 2003 to December 31st, 2005, with the possibility of extension to December 31st, 2007, Mediaset holds a pre-emption right on these stakes, while EUR 222.5 million, plus interest, is the price of the ICE Finance put option for these stakes with respect to Mediaset, a price that in the previous agreement had been defined as the highest between the market value established by independent appraisal and EUR 200 million. By virtue of the new agreement, Mediaset also has a call option on these stakes at a price of EUR 222.5 million plus interest. At the same time, Mediaset Investment S.a.r.l. also acquired from ICE Finance the right of economic use of these stakes until December 15th, 2004. Mediaset also stipulated with a major financial company a *Total Return Swap* contract valid for one year from December 15th, 2003 which, in respect of a maximum exposure of EUR 222.5 million, ensures that Mediaset benefits from a possible value increase in the event of sale to third parties of these stakes by ICE Finance for amounts above EUR 222.5 million
- On **September 5th, 2003** the board of Directors of **TV Breizh S.A.** authorised a capital increase from EUR 15.0 to EUR 22.5 million, subscribed by the shareholders that joined the share capital increase of TV Breizh S.A., by paying a total of EUR 11.3 million, equal to 75% of the amount of EUR 15 million, including premium, decided by the Extraordinary General Meeting of TV Breizh on June 20th, 2003. With respect to the subscribed quotas, Mediaset Investment S.a.r.l. increased its shareholding in this company from 12.93% to 14.35%, subscribing 12,791 shares at a price per share of EUR 151.57 million, EUR 51.57 million of which as premium, with a payment of EUR 1.9 million overall. TF1, by virtue of the subscribed amount in this increase, becomes the company majority shareholder, with a 40.5% stake. TV Breizh has been distributing since September 2000 the bilingual (French/Breton) television channel with the same name on two satellite digital platforms (TPS and CanalSatellite) and through the main French cable operators.

Other Investments

- On **February 24th, 2003** Mediaset S.p.A. and other shareholders of **Albacom S.p.A.**, British Telecommunications Plc, Banca Nazionale del Lavoro S.p.A. and ENI S.p.A. stipulated an agreement which envisages the granting by shareholders of an interest-bearing loan to cover financial needs included in Albacom industrial plan for the years 2003 and 2004 and the extension to 7 years of the EUR 250 million short term loan, granted by Banca Nazionale del Lavoro S.p.A. to Albacom S.p.A. besides the commitment by shareholder to guarantee its reimbursement plan according to their shares, not jointly and severally between them. In execution of the commitments envisaged by the agreement, Mediaset

S.p.A. made payments totalling EUR 42.0 million. On **August 29th, 2003** the Extraordinary General meeting of Albacom S.p.A. decided to repay losses resulting from the balance sheet situation at June 30th, 2003 of Albacom S.p.A. equal to EUR 167.8 million, by a corresponding reduction in share capital (from EUR 416.5 to EUR 248.7 million)

- On **April 18th, 2003** the Extraordinary general meeting of **Press TV S.p.A.**, a company set up in July 2002, with equal stakes held by R.T.I. S.p.A. and by the company belonging to the Fininvest Group, Arnoldo Mondadori Editore S.p.A., which develops multimedia publishing projects among which the publication of magazines strictly connected to television programmes, decided, in order to cover the losses connected to the start-up of the company operations, to reduce and subsequently re-establish its share capital for an amount of EUR 1.5 million
- On **July 29th, 2003** Mediaset Investment S.a.r.l. acquired from a third party for an amount of EUR 4.7 million a 5% stake in **Convergenza SCA**, a Luxembourg based company which owns the private equity fund with the same name, with investments from major financial and industrial companies, that mainly invests in companies active in the media industry.

STRUCTURE AND OPERATIONS OF THE MEDIASET GROUP

The Mediaset Group's operations are organised in the following business divisions, which are directly or indirectly owned by Mediaset S.p.A., as is described below:


COMMERCIAL TELEVISION
OTHER INVESTMENTS
ADVERTISING DIVISION
BROADCASTING AND CONTENTS DIVISION
Publitalia '80 S.p.A. (100%)
Promoservice Italia S.r.l. (100%)
Publieurope International Ltd (100%)
R.T.I. S.p.A. (100%)
Elettronica Industriale S.p.A. (100%)
Videotime S.p.A. (98.23%)
Albacom S.p.A. (19.5%) (**)
HOPA S.p.A. (2.73%) (*)
Publiespana S.A. (52%)
Publimedia Gestion (52%)
Gestevision Telecinco S.A. (52%)
Advanced Media (52%)
ATLAS (52%)
Italy
Spain
International investments

(*) Companies valued at cost
(**) Companies valued by means of equity method

The structure of Mediaset group operations shows the core character of **commercial television** operations, currently focused on the Italian and Spanish market. The presence in the latter is given by the investment in Telecinco and Publiespana of which, since 2003, the Mediaset Group holds a controlling interest.

Operations regarding the Italian and Spanish television core business belong to two main business divisions:

- **Advertising division**, headed in Italy by **Publitalia '80 S.p.A.** and in Spain by **Publiespana S.A.**, owners of the concession for exclusive advertising sales for the three national television networks and for Telecinco, respectively. Publitalia '80 and Publiespana by means of subsidiary company *Publimedia Gestion* also sell advertising for theme channels made by the Group and distributed on digital platforms, as well as for the Group Internet sites and other third party media in concession.
- **Broadcasting and Contents division** headed in Italy by **R.T.I. S.p.A.** and in Spain by **Gestevision Telecinco S.A.** Both companies manage and give orientation to the programme

schedules of company television networks and directly, or through their subsidiaries, conceive and plan original programmes, acquire rights and produce dramas, and carry out operations connected to signal broadcasting, whose service for Telecinco which by law cannot have its own broadcasting network is leased by government company *Retevision*. R.T.I. S.p.A. also develops *content extension* projects and since 2003, following the acquisition of the business division from Mediadigit S.p.A., conducts operations in synergy with the core business regarding the making of services and contents which can be carried on other channels than commercial television (*Pay tv*, the Internet, mobile telephones, *broadband*). These activities are carried out in Spain by company Advanced Media.

The Mediaset Group is also active in the field of **international advertising** by means of two companies based in London, Publieuros, a sub-holding of these activities, and Publieurope.

Here follows a description of the main Group's operations and the main events which occurred in 2003 in each of them.

Commercial Television Italy

Advertising Division

A substantial portion of the Mediaset Group's revenues are generated from the sale of television advertising on Mediaset networks, over which Publitalia '80 S.p.A. has exclusive rights.

Overall advertising sales on Mediaset networks in 2003 amounted to EUR 2,630.4 million, increasing by EUR 162.1 million, equal to 6.5% over the previous year.

Here follows a summary table regarding advertising sales in the so-called Traditional area based on *Nielsen* data

(source: Nielsen Media Research – net values)

Media	2003		2002		Change
	EUR mil	% share	EUR mil	% share	%
Newspapers	1,705.7	22.5%	1,728.5	23.5%	-1.3%
Magazines	1,165.3	15.3%	1,153.3	15.7%	1.0%
Television	4,123.6	54.3%	3,929.7	53.5%	4.9%
Radio	329.0	4.3%	283.9	3.9%	15.9%
Posters and billboards	187.2	2.5%	181.4	2.5%	3.2%
Cinema	82.9	1.1%	72.1	1.0%	14.9%
Total market	**7,593.6**	**100.0%**	**7,349.0**	**100.0%**	**3.3%**

Based on these data, 2003 ended with advertising sales for EUR 7,593.6 million and a 3.3% increase which corresponds, in absolute terms, to a EUR 244.6 million growth over the previous year.

For advertising investments, 2003 represented a significant year because it marked the market recovery, reversing a recession that after two consecutive years had produced a decrease of around 3%. This renewed propensity to invest benefited television (+4.9%) also thanks to Mediaset networks.

The percentage rate of television grew by 0.8% points, rising from 53.5% in 2002 to 54.3% in 2003.

Television advertising sales showed different trends for the two main domestic players: Publitalia achieved a clearly positive result (+6.5%), while RAI decreased by 3.2 percentage points. RAI also lost points on the radio: the brilliant result in the radio sector (+15.9%) was mainly determined by the performance of advertising based radios (+24%) while RAI radios lost investments (-2.9%).

The recovery in press advertising sales was delayed: newspapers lacked the support of its main sectors, such as Automotive, Finance and Insurance; only at the end of the year, and only for magazines, encouraging recovery signs were witnessed. The excellent performance of minor media should be noted, such as cinema and posters, though their significance was negligible.

Broadcasting and contents division

Management and construction of programme schedules and audience shares of the Mediaset Networks

In 2003, each network broadcast 8,760 hours of programmes, for a total amount of 26,280 hours, including 13,199 hours of original programmes produced in-house.

The following table provides a breakdown of the programmes broadcast during 2003 by network and programme type, and divided between original productions and rights:

Types	Canale 5		Italia 1		Retequattro		Total Mediaset	
Films	832	9.5%	1,292	14.7%	2,476	28.3%	4,600	17.5%
Tv Movies	351	4.0%	521	5.9%	295	3.4%	1,167	4.4%
Short series	40	0.5%	37	0.4%	53	0.6%	130	0.5%
Television serials	1,063	12.1%	1,709	19.5%	1,018	11.6%	3,790	14.4%
Sit-coms	167	1.9%	597	6.8%	-	0.0%	764	2.9%
Soap operas	121	1.4%	-	0.0%	295	3.4%	416	1.6%
Telenovelas	-	0.0%	-	0.0%	605	6.9%	605	2.3%
Cartoons	-	0.0%	1,609	18.4%	-	0.0%	1,609	6.1%
Total rights	**2,574**	**29.4%**	**5,765**	**65.8%**	**4,742**	**54.1%**	**13,081**	**49.8%**
News	2,751	31.4%	727	8.3%	1,209	13.8%	4,687	17.8%
Sport	47	0.5%	863	9.9%	77	0.9%	987	3.8%
Entertainment:	2,701	30.8%	1,132	12.9%	1,598	18.2%	5,431	20.7%
light entertainment	*1,104*	*12.6%*	*736*	*8.4%*	*308*	*3.5%*	*2,148*	*8.2%*
talk shows	*853*	*9.7%*	*-*	*0.0%*	*-*	*0.0%*	*853*	*3.2%*
music	*7*	*0.1%*	*128*	*1.5%*	*239*	*2.7%*	*374*	*1.4%*
quiz-game-shows	*386*	*4.4%*	*-*	*0.0%*	*206*	*2.4%*	*592*	*2.3%*
reality	*307*	*3.5%*	*222*	*2.5%*	*5*	*0.1%*	*534*	*2.0%*
soft news	*44*	*0.5%*	*46*	*0.5%*	*840*	*9.6%*	*930*	*3.5%*
Culture	68	0.8%	9	0.1%	783	8.9%	860	3.3%
Soap operas	267	3.0%	-	0.0%	-	0.0%	267	1.0%
Long dramas	179	2.0%	63	0.7%	67	0.8%	309	1.2%
Sit-coms	71	0.8%	142	1.6%	-	0.0%	213	0.8%
Television sales	102	1.2%	59	0.7%	284	3.2%	445	1.7%
Total productions	**6,186**	**70.6%**	**2,995**	**34.2%**	**4,018**	**45.9%**	**13,199**	**50.2%**
Total	**8,760**	**100.0%**	**8,760**	**100.0%**	**8,760**	**100.0%**	**26,280**	**100.0%**

Here follow the analysis of television audience shares and, specifically, results achieved by Mediaset networks in 2003:


TOTAL AUDIENCE - 24 HOURS
8,630
8,848
8,915
9,095
9,140
1999
2000
2001
2002
2003

As is shown by the previous table, in 2003 the total audience in the full day was above nine million people, which continued the positive trend and reached the highest level in the last five years.

The trend last year was not uniform. In particular, with respect to 2003 there was the following:

- a considerable increase in average audience from January to April, with a 6.2% peak (over 600 thousand more viewers on average) in March, and a more limited increase in the last two months of the year;
- a deviation from May to September that can be attributed on the one side to the exceptional weather conditions of last summer and on the other side to the 2002 Football World Cup.

In all time brackets, an increase in coverage was noticed, with respect to unchanged or slightly lower television consumption. In detail:

- the contribution of late night was fundamental for the full day result. Thanks to constant viewing time and around 500 thousand new contacts, it showed the highest increase in average audience (2% equal to around 180 thousand individuals);
- Day Time and Prime Time ended 2003 with total audience in line with the previous year: coverage increase (400 and 380 thousand people more switched on television for at least one minute, respectively) offset the decrease in permanence (–2 and –1 minutes viewed, respectively).

Mediaset ended the year with 44% audience share on the full day, improving the 2002 result by more than one point and achieving its highest figure in the last ten years (unlike RAI which recorded, in this time bracket, its lowest audience since 1987).

As is shown by the graphs below, over the last five years Mediaset clearly reduced the gap from its competitor: if in 1999 RAI had five share points more, in 2003 it has less than one.

In the full day, primacy was confirmed among people aged 15-64 (45.5% share vs 42.3% RAI) and with children (53.1% vs 34.2%).

New highs were achieved also in Prime Time: at 45%, Mediaset overtook RAI (unchallenged since 1988) that with 44.6% fell to an all-time low. This extraordinary performance was achieved with the contribution of all three Mediaset networks: while Canale 5 and Italia 1 confirmed to be the first and third network with a 23.9% and 12.4% share, Rete 4 achieved an excellent 8.7%, its highest figure since 1996.

In observation periods (spring + autumn) Mediaset continued the positive trend of recent years by overtaking RAI and increasing its advantage against it (46.2% vs 44%).


PRIME TIME - AUDITEL YEARS
% INDIVIDUAL SHARE
49.5
49.3
47.6
45.5
45
44.6
41.6
42.1
43.1
44.1
1999
2000
2001
2002
2003
Mediaset
Rai


PRIME TIME - GUARANTEE PERIODS (Spring+Autumn)
% INDIVIDUAL SHARE
49.3
47.8
46.8
45.7
46.2
44
42.1
43.9
44.3
44.5
1999
2000
2001
2002
2003
Mediaset
Rai

Below are full time audiences for 2003:

	Full day	Prime Time	Day Time 7:00-2:00
Canale 5	23.0%	23.9%	22.7%
Italia 1	11.9%	12.4%	11.8%
Retequattro	9.1%	8.7%	9.1%
Total	**44.0%**	**45.0%**	**43.6%**

Canale 5

Canale 5 had an outstanding performance in 2003: it remained the first network in Prime Time and, compared to 2002, it halved its gap with RAI1 both in Day Time and in the full day.

In the full day, the network remained unbeaten with people aged 15-64 (24.8% vs 21.2% of Rai1).

Excellent audience shares were obtained in observation periods: in spring and autumn Canale 5 was ahead of its competitor Rai1 not only in Prime Time but also in the full day, with overall audience shares of 25.2% and 23.9% respectively, vs. 23.1% and 23.8% of the main state network.

More in detail:

in the field of entertainment, Canale 5 broadcast again its most beloved productions: in spring the amateurs of *La Corrida* (29.9%), the political satire of *Miconsenta* (25%), the "extreme" challenges of *Ciao Darwin* 4 (31.9%), the home of *Grande Fratello 3*; in autumn the stories of *C'è Posta per te*

(29.7%) and the "jokes to VIPs" of *Scherzi a parte* (29.1%). The incredible performance of *Zelig Circus* deserves a mention, which made its debut in May with three Prime Times at 39.2% on average.

Dramas were always really appreciated by viewers, when they drew inspiration from modern everyday life (the second series of *Carabinieri* and the fourth of *Distretto di Polizia* ended at 26.4% and 28.1% respectively) and when inspiration came from famous novels (25.1% the average figure for *The Paul Street Boys*, 28.2% for the first four issues of *Elisa di Rivombrosa*) or from biographies of illustrious characters (*Good Pope John* and *Ferrari* at 34.9% and 28.8%, respectively).

The *TG 5* news did very well: the 13:00 news was chosen by 25.9% of Italians (growing 0.6 points in share with respect to 2003 which, as is shown in the diagram below, allows it to reach, for the third consecutive year, an all-time high in its history) and the 20:00 news by 27.9%.


TG 5 - 13:00 pm edition - Auditel Years
21.1
22.2
25.2
25.3
25.9
1999
2000
2001
2002
2003

With respect to sports, the 13 *Champions League* matches placed between February and December conquered 34.7%, equal to an average audience of around 10 million individuals (excellent 67.3% of the final match *Milan-Juventus* which attracted in front of the box over 20 million supporters); in summer good results were achieved also by the friendly games of the *Tim* (35%) and *Moretti Tournaments* (31%).

Finally, in spite of the more competitive autumn competitive programmes, because of the presence of *Affari Tuoi* (the new Rai1 programme anchored by Paolo Bonolis), *Striscia La Notizia* continued to achieve significant audiences (30.5% the year average) without giving up its role as a precious lead into Prime Time.

Italia 1

In 2003 the young network did not let expectations down, and increased its already positive 2002 results in all time brackets, while maintaining, in Prime Time, the third place ahead of Rai2 (12.4% vs. 11.7%).

In the full day, consensus by children aged 4-14 strengthened (28.7% vs 26.6% of 2003), who continue to rank this network first among their preferences, and people aged 15-34 (17.7% vs. 17.2% in the previous year) who choose it as second network after Canale 5.

Considering the two observation seasons on the whole (spring + autumn) Italia 1 confirmed its third place in the Prime Time (12.6%) with great distance from Rai 2 (11.3%). A fundamental contribution was given in the spring, while in autumn the network saw its competitor take advantage from new programmes such as *L'isola dei Famosi*.

In particular:

Music and comedians have always been the main elements in Italia 1 entertainment: there come the young dancers/singers of *Amici di Maria De Filippi* (18.1% the average of the final stage

broadcast in spring in Prime Time), the sparkling comedians of *Zelig Circus* (26.5%), the music competition *Festivalbar* (16.9%) and the double bill, in Prime Time and Late Night, with the comments of television images in *Mai dire domenica* (14.5%) and *Mai dire Grande Fratello* (19.9%) and the sharp interviews of the correspondents of *Le Iene* (13.6% the figure for the Sunday show, 18.1% on Thursdays).

A precious contribution was given by sports events, with valuable and interesting programmes within the network schedule: the seven *Champions League* matches (specifically match *Juventus-Real Madrid* of May 14th reached a 47.6% share) totalled 21.3%, the *MotoGP* 22.1% (vs 18.6% in 2002); positive notes also for the programmes of Sandro Piccinini and Massimo De Luca, who anchored *Controcampo* and *Pressing Champions League* which achieved 14.7% (vs. 12.8% of La Domenica Sportiva) and 17.8%, respectively.

Cartoon supply was extremely rich and was present in 2003, at various times in the day of Italia 1: very many series generated an audience share above network average on the general audience and 45% on children aged 4-14.

As to television series, another hallmark of this network, 12.9% is the average figure for the new *Smallville* shows, 14.2% that of *CSI: Crime Scene Investigation*, 14.6% the share of the screening with which *Dawson's Creek* waved goodbye to its fans. A good debut was made by spin off series *CSI: Miami* (one of the 6 most successful programmes in the U.S. in 2003) which rose from 10.8% in the first evening to 13.6% of the last.

An excellent performance was also provided by the news: over 2002 *Studio Aperto* grew by over one and half share points in both times going from 16.4% to 18.6% in the afternoon and from 10.8% to 12.3% in the evening.

Retequattro

Last year Rete 4 achieved excellent results: 9.1% share in Day Time and in the full day, 8.7% (its highest result since 1996) in Prime Time.
In the 24 hours it confirmed, also in 2003, its third place after Rai1 and Canale 5 with people aged over 65 (13.2%).
Spring and autumn 2003 showed very similar results, absolutely in line with year data: Day Time and full day just above 9%, Prime Time about half a point below that.
In both observation periods, it should be noted the supremacy of Rete 4 over Rai3 in the Day Time; and then, after the tie in spring, by the autumn, the network overtook its competitor also in the full day.

In particular:
Many productions are worthy of mention for 2003: *Forum*, since September anchored again by Rita Dalla Chiesa, achieved in autumn an outstanding 16.9% improving by two points on spring figures (14.9%); *Solaris, il mondo a 360°*, the "bet" of the last television season, this year has become a pillar in the schedule and achieved a good 7.4%; at week-ends, after the success in the first half of the year of *Sabato Vip* (11.8%) and *Il Trucco c'è* (12.2%), *Alta società* and *Il viaggiatore* reached 11.6% and 10.8%, *La Domenica del Villaggio and Melaverde* 14.2% and 9.7%, respectively.

A mention should also be given to *Genius* (8% with general audience, 9.7% with children), the latest quiz show by Mike Buongiorno starring junior high school children. Late at night good results were also achieved by Wednesdays of *Top Secret* (9.8%) and Mondays of *Appuntamento*

con la storia which went from 6.6% in the first half to 8.5% of the shows broadcast between September and December.

Good results for Italian drama: the network managed to make good profit not only out of new dramas such as *Blindati* (9.7%) and *Julius Caesar* (13%) but, starting from September, also from the second/third television showing of great Canale 5 successes such as *Carabinieri* 2 (9%) and *Distretto di Polizia* (10.5%).

As to sports events, the five *Champions League* matches between foreign teams reached 11.1% (over 3 million viewers) with peaks of over 20% of the male audience, the fifteen Tuesdays with *Pressing Champions League* reached 15.2% with over one million and 700 thousand average viewers.

The afternoon *TG 4* was at 7.7%, in the evening at 8.4% with, in both cases, values above 12% with a mature audience.

Finally, series *Walker Texas Ranger* broadcast since May from 20:00 to 21:00, totalled 9.5% and guaranteed visibility to Prime Time programmes.

Production of television programmes

In 2002, R.T.I. S.p.A. produced 43% of the television programmes broadcast by the Mediaset networks.

Types	Number of productions made								
	2003			2002			% change		
	Prime Time	Day Time	Total	Prime Time	Day Time	Total	Prime Time	Day Time	Total
Television programmes									
Entertainment and talk shows	62	100	162	66	96	162	-6.1%	4.2%	0.0%
Other news	8	50	58	10	59	69	-20.0%	-15.3%	-15.9%
News	-	4	4	-	4	4	0.0%	0.0%	0.0%
Sport	3	18	21	6	19	25	-50.0%	-5.3%	-16.0%
Quiz-game shows	2	9	11	2	11	13	0.0%	-18.2%	-15.4%
Music	4	6	10	5	10	15	-20.0%	-40.0%	-33.3%
Soap operas	-	2	2	-	2	2	0.0%	0.0%	0.0%
Long dramas	4	-	4	4	-	4	0.0%	0.0%	0.0%
Total television programmes	**83**	**189**	**272**	**93**	**201**	**294**	**-10.8%**	**-6.0%**	**-7.5%**
Commercial programmes									
Television selling	1	33	34	2	34	36	-50.0%	-2.9%	-5.6%
Total commercial programmes	**1**	**33**	**34**	**2**	**34**	**36**	**-50.0%**	**-2.9%**	**-5.6%**
Overall total	**84**	**222**	**306**	**95**	**235**	**330**	**-11.6%**	**-5.5%**	**-7.3%**

When comparing the two years, a general reduction in the number of productions emerges, which specifically affects Prime Time due to the lower number of special events produced.

In the *News* area, Canale 5 abandoned *Link* and *Stivale delle Meraviglie*, *Archimede* and *Chi vuol essere Milionario* among the *Quiz games* and the entertaining productions of *C'è posta per te* in spring, *Paperissima* and *Nessuno è perfetto*. New programmes for 2003 were *La Fabbrica del Sorriso*, *l'Uomo dei Sogni* and *Zelig circus*; the third *Grande Fratello* was made.

Italia 1 had the highest number of losses in *entertainment*: *Assemblea*, Prime time programmes *Il Protagonista*, *Telematti*, *Meteore* and the new 2002 programme *Operazione Trionfo*, with a daily show and a Prime Time show every week. New information programmes were made *Alieno* and *Lucignolo*, the music programme *Top of the Pops* and entertainment productions *Colorado cafè*, *Gli Invisibili*, *Il Diario*, *Superstar show*, *Arrivano i Rossi and Ciro*.

Rete 4's programme schedule had the highest number of productions abandoned. Among the *News*, special programmes *Mission, Singolare Femminile* and those devoted to the Pope. In *Entertainment Sabato Vip, Il trucco c'è, Sembra Ieri* and *PT Bravo Bravissimo, Io tra di voi, Storie d'Amore e d'Amicizia, Testarda io* and *7 vizi capitali*. It also abandoned the music programme *Yesterday* and *Viva Napoli*. New programmes for 2003 were: *Pianeta mare, Zona Rossa, Sai perché?, Il Viaggiatore, Alta Società, Anni '90 and Genius.*

In 2003, Canale 5 self produced the Soap operas: *Vivere* and *100 Vetrine*.

The Prime Time dramas: *Il Bello delle Donne, Distretto di Polizia and Carabinieri.*

The hours of programmes net of soaps and dramas produced in 2003, showed a 3.5% increase over 2002 (+240 hours).

The highest increase was recorded in *Other News* with a new morning edition of *Verissimo* (+195 hours) and in the *News* for a richer *Studio Aperto* at 12:30, for the greater room taken by the TG 4 magazine *Sipario* at 19:00 starting from autumn 2003 and for the daily attention devoted by our news programmes to the events of the Iraq war, in March and April. As to *Sports*, sports news increased finished products with the introduction since early 2003 in Italia 1's programme schedule, of a net 20 minutes daily programme after *Studio aperto* of 12:25. As to other types, a reduction in hours was recorded, since in *Quiz games* there was no Prime Time spring edition of *Milionario* and in *Music* programmes such as *Viva Napoli, Yesterday* were abandoned, as well as a series of special programmes such as *Note di Natale* and *Premio Italiano della Musica*.

Types	**Hours of finished product**				
	2003	**% on the whole**	**2002**	**% on the whole**	**Change %**
Entertainment and talk shows	2,686	36.7%	2,730	38.6%	-1.6%
Other news	1,042	14.3%	836	11.8%	24.6%
News	1,928	26.4%	1,779	25.1%	8.4%
Sport	692	9.5%	652	9.2%	6.1%
Game and quiz shows	431	5.9%	486	6.9%	-11.3%
Television selling	219	3.0%	257	3.6%	-14.8%
Music	66	0.9%	84	1.2%	-21.4%
Soap operas	183	2.5%	191	2.7%	-4.2%
Short series	62	0.8%	63	0.9%	-1.6%
Total	**7,309**	**100.0%**	**7,078**	**100.0%**	**3.3%**

Technology for the production of television programmes

Technology for the production of programmes (in-house production is mainly concentrated in the subsidiary company Videotime, which guarantees the maintenance and technological development of productive systems (studios, post-production and graphic rooms and mobile direction units).

The main project for 2003 was the construction of the New Palatino Production Centre in Rome, focused on news production.

The project will be completed in 2004 and will allow the transfer into one single centre of publishing and production operations of Rome based news (Tg5, other programmes and sport) which are now scattered in minor premises. The project will be completed by the creation of a new studio for soft news productions which will join the Tg5 studio (already active) and a digital post-production area.

With the completion of this project, the reorganisation of Videotime production process in 4 production centres will be completed, divided by geographical areas (2 centres in Milan and 2 in Rome) and by product (entertainment and news per geographical area).

In the last few years, the emergence of digital technology has mainly affected the first stages in the television production process: production (in studio) and post-production (in the editing room). The plan for the transformation into digital of all shooting and editing equipment is still under way, which started in the second half of the 1990s and will be concluded in the next 2 years.

In 2003 we focused on the post-production stage with the creation of 5 new rooms in the Milano 2 Production Centre devoted to Milan news and the acquisition of latest generation videorecorders in the Cologno Monzese Production Centre devoted to entertainment productions for Milan.

Acquisition and management of television rights

Mediaset S.p.A. and its subsidiary R.T.I. S.p.A. have the most important library of television rights in Italy and one of the largest in Europe.

The following table contains details of the rights library by category as of December 31st, 2003:

Types	No of titles	Episodes
Films	4,828	4,828
Television serials	724	15,866
Telenovelas	21	3,025
Cartoons	711	22,552
Short series	237	730
Soap operas	17	3,810
Tv movies	1,753	1,795
Various (Musicals, Entertainment, Theatre, etc..)	965	2,761
Total	**9,256**	**55,367**


Soap Opera e Telenovelas 0.4%
Cartoons 7.7%
Short series 2.6%
Television serials 7.8%
Tv movies 18.9%
Various (Musicals, Entertainment, Theatre, etc..) 10.3%
Films 52.3%

Following the merger by incorporation of Mediatrade S.p.A. in parent company RTI S.p.A., which came into force on January 1st, starting from the year 2003 all activities regarding the purchase, development and production of rights for the Italian television market were managed directly by R.T.I. S.p.A.

This company also managed the rights library of the Group. New rights are bought up on a continuous basis from:

- ***US Majors:***

  The Mediaset group has signed long-term agreements to buy rights from the leading US producers and distributors (Universal, Twentieth Century Fox, Dreamworks, Sony Columbia and Warner Bros. International); these agreements typically involve purchases for an average of 5 years, with the possibility of 4 or 5 television screenings

  In 2003 the Mediaset Group renewed with Sony Columbia a two-year agreement for the supply of rights mainly regarding films showed in Italian theatres in 2001 and 2002. In

addition, an agreement was defined with Warner Bros. International, executed in 2004, for the supply of rights mainly regarding films showed in Italian theatres in the cinema seasons 2000/2001 and 2001/2002.

- ***International Television Producers:***

  The Group has important, well-established rights purchase relations with US and European producers who supply very popular television products (TV movies, soap operas, mini-series and TV series).

  The serial nature of these programmes, produced on a seasonal basis, makes for a lasting producer/user relationship and contributes to linking the viewer to the network.

- ***Italian film producers / distributors:***

From Italian companies, the Group buys packages including both the television rights to films produced by them (which together with the purchase of European films, are important in complying with the broadcasting quotas imposed by television broadcasting regulations) and the rights to international films.

The rights agreement in place with the associated company Medusa Film S.p.A., one of the leading distributors in Italy, plays a fundamental role in this context.

- ***In-house drama production:***

  The Mediaset Group has the know how and organisation to select projects and produce highly popular TV movies, mini-series and TV series. These programmes are produced in-house or together with leading international partners. In some cases, production costs are partially covered by exporting the programmes produced.

  2003 confirmed a drive towards production, in line with that of 2001-2002, aimed at strengthening the Group's core business, which gave dramas a central role that characterises the programme schedules of the Mediaset networks.

  In particular, the "follow-ups" of important long drama series were confirmed (television series and soap operas), and significant projects were defined that will lead to the making of mini-series with a high profile, connected to topical issues, literature classics and great Italian figures.

  Of particular importance was the exclusive production agreement renewed also for the years 2003 and 2004 with "Tao Due", one of the leading companies in the field, with which the Mediaset Group has entertained supply relationships for the few years. Recently, the collaboration with "Tao Due" led to the making of high successful television mini-series (*Ultimo, Ultimo 2: la sfida, La Uno Bianca, Il Testimone*) and series (*Distretto di Polizia*).

  During 2003, the Mediaset Group in line with the letter of intention stipulated in 2002, developed the project that will lead in 2004 to the establishment of a production Joint Venture company with Endemol Italia S.p.A. in the field of domestic soap operas.

Purchase agreements in the year and purchased products

During 2003, the Mediaset Group made steps towards further improving its rights library.

Of the many agreements reached, the following are worthy of note:

- the acquisition, by virtue of the long-term agreements in place with US majors, of the following blockbusters: *Il Gladiatore, Charlie's Angels, Erin Brockovich, Cast Away, Shrek, Le*

verità nascoste, *Il Patriota*, *I perfetti innamorati*, *L'uomo senza ombra*, *Scoprendo Forrester*, *Vertical Limit*, *Ti presento i miei*, *The Mexican* e *X-Men*;

- the acquisition of the availability of the following TV premiere series: *Monk*, *Maigret*, *Poirot*, *C.S.I. Miami*, *Doc*, *Guardian*, *The Shield* e *Law and Order: Criminal Intent*;
- the acquisition of the rights regarding the new screenings of the most successful television series such as: *Beautiful*, *Sentieri*, *CSI*, *24*, *Dawson's Creek*, *Buffy*, *Siska*, *Smallville*, *Will & Grace*, *Providence*, *Simpson*, *Law and Order: Special Victims Unit 3*, *West Wing*, *Gilmore Girls* e *Six Feet Under*;
- the acquisition for the current television season of the following films: *Family Man*, *Spy Game*, *What Women Want*, *L'ultimo bacio*, *Un Corpo da reato*, *Ravanello Pallido*, *The 13 days*, *We were Soldiers*, *Don't Say a Word*, *Amnesia (G. Salvatores)*, *Gosford Park*, *The Gift and Aida degli alberi* with respect to the agreements, regarding films showed in theatres in 2001 and 2002 with the associated company Medusa Film S.p.A.;
- the Mediaset Group and Medusa Film S.p.A. defined, in application of the 2002-2004 three-year framework agreement stipulated in 2001, a package of films among which *La leggenda di Al, John & Jack*, *Insomnia*, *Da zero a dieci*, *El Alamein*, *Ricordati di me (G. Muccino)*, *Io non ho paura (G. Salvatores)*, *Il paradiso all'improvviso*, *Hollywood Homicide* and *L'ultima alba* distributed by Medusa in 2002 and 2003 that will become available for television screening as of 2004. In addition to these films, an agreement was stipulated for the purchase of other significant films distributed by Medusa, among which: *Prendimi l'anima*, *Al momento giusto*, *Faccia da Picasso*, *Il Principe e il Pirata;*
- the Mediaset Group and Medusa Film S.p.A. also defined an agreement that will lead to the acquisition in the next few years of a significant package of *Re-Run* films, including 51 movies, mainly available for television screening as of 2006. The package of the movies that will be acquired, most of which have already been purchased by the Mediaset Group for the first cycle of use, includes films such as: *La leggenda del pianista sull'oceano*, *Liberate i pesci*, *La cena*, *Concorrenza sleale*, *Bounce*, *The Score*, *South Kensington*, *Place Vendome*, *I giardini dell'Eden* and *Le fate ignoranti;*
- the orientation to the production of long television series brought about the new series of drama productions such as *Distretto di Polizia* and *Carabinieri*, which proved very successful in the last few years, and the start of the making of the following new projects: *Le stagioni del Cuore* and *Domani*;
- the production of some mini-series and TV movies with very prestigious stories, casts and scriptwriters such as: *Ultimo 3 – L'infiltrato* (with R. Bova), *R.I.S.*, *Ragazzi e Ragazze*, *Giulio Cesare*, *Paolo Borsellino*, *Madame*, *Santa Rita* and *Destini*. Particularly significant was the production of the fifth series of *Vivere* and the third series of *Centovetrine*, Italian soap operas of 230 episodes each which, together with the co-production of Telenovela *Terra Nostra 2* and the Sit-com *Camera Cafè*, constantly win high audience shares.

Music Publishing

R.T.I. S.p.A. operates as music publisher, which includes: the production, acquisition, management and protection of copyright to music tracks for audio-visual works (TV theme songs and productions, dramas) as well as the production of original master recordings necessary to meet television and cinema needs, ensuring their use with a view to maximizing SIAE publishing payments.

In 2003 this business generated revenues of EUR 4.7 million mainly as a result of broadcasting rights for the use of music included in programmes scheduled on Mediaset networks.

In 2003, 16 soundtracks were made for dramas produced by R.T.I. S.p.A. (including *Il bello delle donne 3, Rivoglio i miei figli, Distretto di Polizia 4, Carabinieri 3 and I ragazzi della via Pal)*. Audio work was also performed on most television productions (including *Buona Domenica, Ciao Darwin, Come Sorelle, La Corrida*) and 23 theme songs for cartoon series were made.

11 record projects were also made, connected to soundtracks produced, which were given under a licence-distribution agreement to a music Major: of them, 8 are linked to drama soundtracks and 3 to an audience of children.

R.T.I. S.p.A. owns a music archive called "Music Bank", with around 7,000 hours of music with own original recordings of works and around 30,000 hours of original recordings of works owned by third parties and other music.

Management of the signal broadcasting network ELETTRONICA INDUSTRIALE

With a view to adjusting the company structure to the regulation of the Law on Terrestrial Digital Television (Law no. 66 of March 20th, 2001 and subsequent regulation for application), 2003 was characterised by the transfer from R.T.I. S.p.A. to Elettronica Industriale S.p.A. of the signal transfer and broadcasting network for the management and development of over 1,700 technological towers.

In the future scenario envisaged by the law there are three subjects: the **content provider**, in charge of programmes / programme schedule and relevant contents, the **service provider** in charge of programme guide services and restricted access services (e.g. T-commerce, T-banking) and the **network operator**, owner of the right to exercise the broadcasting network which will be made available to the first two subjects and the other operators concerned.

Now, subsidiary company Elettronica Industriale S.p.A. has all the resources (land, technical rooms, pylons and system shared by several frequencies, such as systems of antennae and operating stations for the functioning of dissemination and contribution networks) which, in the near future, will make it possible for it to act as *network operator*.

Today Elettronica Industriale has in its own sites scattered around Italy the broadcasting systems of major Italian broadcasters, such as R.T.I. S.p.A., Prima TV and Europa TV terrestrial networks, other local broadcasters and mobile telephone companies.

Mediaset Group's network is an infrastructure not only used to broadcast the signal of television programmes, but also to carry "semi-finished" signals from any point on the network to the television production centres where the television programme is made (contribution system).

As already mentioned, 2003 was the year of the start of digital terrestrial television. Besides the well established analogue networks of Canale 5, Italia 1 and Rete 4 which cover around 99% of the general population, last year the Group implemented a new digital network (Multiplex) which covers over 50% of Italian population on frequencies purchased by subsidiary company R.T.I. S.p.A.

Moreover, subsidiary company Elettronica Industriale also designed the new technical infrastructure for Prima TV digital Multiplex, which uses the frequencies on which Telepiù Nero broadcast until December.

In 2003, the transformation and extension process of the broadcasting network continued, with the first stage of the rebuilding of one of the two digital backbones, the widening of the capacity

of the optic fibre Milan loop and the Milan–Rome stretch, the start of the making of the Rome loop, thus ensuring in the near future greater broadcasting capacity, that can be used for the most diverse reasons.

Finally, last year the new digital broadcasting system was completed, which represents the first node of the television signal distribution process throughout Italy, that will improve signal quality and reduce, thanks to automation, the error risk connected to the large number of manual operations.

Commercial Television Spain

Advertising

The Spanish television market, one of the most significant in Europe, is characterised by a greater fragmentation of domestic supply compared to the Italian market. Besides Telecinco, a government television group is active, *Television Espanola*, with two networks (*TVE 1 and* 2), a private advertising-based television, *Antena 3*, a federation of local televisions *(autonomicas)* gathered under the *La Forta* brand. Starting from the second half of 2003, the new single pay digital platform started operations, resulting from the merger of the two existing pay televisions, i.e. *Via Digital (Telefonica Group)* and *Canal Satellite/Sogecable* (with stakes held by the *Vivendi/Canal Plus Group* and the Spanish publishing group *Prisa)* which currently has around 2.4 million subscribers and one of the highest penetration rates in Europe, with around 20%.

The Spanish television advertising market is the fifth European market in terms of size (estimated in 2003 based on *Infoadex* data at EUR 2,315 million) and the second after Italy in terms of the percentage rate (41.5%) of advertising investments on television media with respect to overall advertising investments on traditional media. The ratio between advertising investments and Gross Domestic Product, currently equal to 0.8% is still lower than that in the main European markets, and ensures further growth margins in prospect. The trend of the Spanish television advertising market, which experienced exceptional development rates in the 1998-2000 three-year period fostered by the prolonged expansion of the Spanish economy, was affected in the two following years by a clear worsening of the economic cycle which characterised the main international markets and recorded in 2001 an 8.2% reduction and in 2002 only grew by 1.6%.

In 2003, Publiespana S.A., exclusive concessionary of Gestevision Telecinco S.A., achieved a 28.3% market share, confirming to be the leading company in the Spanish television advertising market, able to effectively maximise the primacy which, as is shown in the table below, Telecinco constantly holds in terms of audience shares on the reference "commercial target", including people aged 13-54, belonging to middle-high social classes, living in urban centres with over 10,000 inhabitants, with a 2003 average share of 24.5%, lower than that achieved on the advertising market.


24 HOURS - COMMERCIAL TARGET (13-54 years)
% INDIVIDUAL SHARE
23.5
25.0
23.9
23.6
24.5
23.2
23.0
22.1
21.6
20.8
20.3
19.7
19.9
20.5
19.2
15.9
15.8
15.1
15.4
16.1
1999
2000
2001
2002
2003
Telecinco
Tve
Antena3
Forta

Data regarding the Spanish advertising market provided by *Infoadex* and included in the following table show with respect to 2003 a consolidation of the recovery that had already been started at the end of 2002, and highlight the growth of all major media with the exception of the press, a sector that in Spain competes with Television for the primacy as main media in terms of advertising sales and that in 2003 had to face the historic overtaking by television.

(fonte: Infondex - valori netti)

Media	2003		2002		Change
	EUR mil	% share	EUR mil	% share	%
Newspapers	1,496.0	26.9%	1,531.2	28.4%	-2.3%
Magazines	707.1	12.7%	696.9	12.9%	1.5%
Television	2,315.2	41.5%	2,172.2	40.2%	6.6%
Radio	508.2	9.1%	484.9	9.0%	4.8%
Posters and billboards	422.3	7.6%	408.6	7.6%	3.4%
Cinema	47.6	0.9%	45.3	0.8%	5.1%
Internet	74.6	1.3%	71.2	1.3%	4.9%
Total market	**5,570.9**	**100.0%**	**5,410.3**	**100.0%**	**2.9%**

In 2003 television had the best performance, growing by 6.6%.

In particular, growth of nationwide television amounted to 5.6%. Publiespana managed to increase sales by 11.7%, while on the basis of Infoadex estimates, sales of government television TVE increased by 3.4% and Antena 3, the main private competitor, only grew by 0.9%.

Sales of chain *La Forta* which gathers independent televisions, increased by around 12.7%.

Publiespana therefore strengthened its leading position in the Spanish television advertising market in 2003, reaching a 28.3% market share (27% in 2002).

Broadcasting and contents division

TELECINCO

Management and implementation of programme scheduling and audience shares

In 2003, Telecinco's publishing supply privileged, in line with proposals made starting from autumn 2002, the use of self produced programmes, with respect to broadcasting of rights, further developing the features of a publishing line historically geared towards innovation and independence of information and news contents.

In 2003, Telecinco broadcast 8,760 hours of programmes, 69.7% of which were original programmes produced in-house.

The following table provides a breakdown of the programmes broadcast by Telecinco during 2003 and 2002 by programme type and divided between original productions and rights:

Types	2003		2002		Change	
Films	1,102	12.6%	1,138	13.0%	(36)	-3.2%
TV Movies, Short series and Television serials	923	10.5%	1,139	13.0%	(216)	-19.0%
Cartoons	629	7.2%	596	6.8%	33	5.5%
Total rights	**2,654**	**30.3%**	**2,873**	**32.8%**	**(219)**	**-7.6%**
Quiz-game-show	438	5.0%	574	6.6%	(136)	-23.7%
Sport	39	0.4%	48	0.5%	(9)	-18.8%
Music and theatre	181	2.1%	175	2.0%	6	3.4%
Documentaries and others	3,259	37.2%	2,729	31.2%	530	19.4%
News	1,957	22.3%	2,034	23.2%	(77)	-3.8%
Internal fictions	232	2.6%	327	3.7%	(95)	-29.1%
Total productions	**6,106**	**69.7%**	**5,887**	**67.2%**	**219**	**3.7%**
Total	**8,760**	**100.0%**	**8,760**	**100.0%**	**-**	**0.0%**

By means of this programme supply, Telecinco obtained excellent audience shares, in a market which in 2003 recorded a further growth in television consumption.


TV PROGRAMMES CONSUMPTION (minutes per day)
213
210
208
211
213
1999
2000
2001
2002
2003

As is shown by the following table, in 2003 Telecinco increased its audience shares in the main time brackets compared to the same period of 2002, making it the leading Spanish private television, and further strengthened its domestic leading position with respect to the reference commercial target.

Telecinco (individuals)	2003	2002	Change
Full day	21.4%	20.2%	1.2%
Prime Time	22.3%	20.6%	1.7%
Day Time	21.0%	20.1%	0.9%

In 2003 Telecinco was the leading television in the total audience share among private advertising-based televisions, gaining 1.2 share points over 2002 and reducing the distance from government television TVE 1, falling with respect to 2002.


24 HOURS
% INDIVIDUAL SHARE
24.9
24.5
24.8
24.7
23.4
22.8
22.3
21.0
20.2
21.4
21.0
21.5
20.4
20.2
19.5
16.4
16.9
17.0
17.7
18.2
1999
2000
2001
2002
2003
Telecinco
Tve
Antena3
Forta

Also in Prime Time Telecinco clearly increased its audience share, consolidating its leadership among private commercial televisions (1.7 share points more than in 2002) and neared government television TVE 1, which went down compared to 2002.


PRIME TIME
% INDIVIDUAL SHARE
23.3
24.3
24.4
26.4
23.9
22.1
22.4
20.9
20.6
22.3
21.9
20.8
19.8
18.6
18.6
18.1
18.1
18.2
17.6
18.3
1999
2000
2001
2002
2003
Telecinco
Tve
Antena3
Forta

Excellent audience results achieved in 2003 by Telecinco were obtained with the contribution of all the main types offered.

In particular:

Audience results achieved by *Los serrano* confirm Telecinco as the main domestic television offering drama, a programme type for which Telecinco broadcasts also other significant productions with well-established success, such as *Hospital Central*, *El comisario* and *7 vidas*.

CSI confirmed to be the best international series in 2003 and made it possible for Telecinco to win in *Prime Time* the competition with the second and third release of *Operacion Triunfo*, the programme broadcast by TVE 1 which in the first months of 2003 had been the television event of the year.

With respect to *Reality Shows*, Telecinco renewed this type with *Hotel Glam* and confirmed its leading position with the fifth *Gran Hermano* which proved to be the most solid and long-lasting format in programmes of this kind.

The success of well tested main entertainment programmes such as magazine *Dìa a Dìa* and *Cronicas marcianas*, the latter unchallenged leader late at night, was accompanied by *Salsa Rosa*, a weekly talk show in Prime Time and two daily short programmes *Aquì hay tomate and Pecado Original.*

It is also worth mentioning the excellent audience shares of news programmes especially with respect to the coverage of the two extraordinary events of the Iraq war and the sinking of the oil tanker Prestige.

Production of television programmes

In 2003, Telecinco produced 69.7% of the television programmes it broadcast.

The following table shows the number of productions completed in 2003, by type of programme and separated into television programmes and sales programmes.

Types	Number of productions made								
	2003			2002			% change		
	Prime Time	Day Time	Total	Prime Time	Day Time	Total	Prime Time	Day Time	Total
TV programs									
Entertainment and talk shows	11	17	28	13	19	32	-15.4%	-10.5%	-12.5%
Other news	4	1	5	3	-	3	33.3%	0.0%	66.7%
News	-	4	4	-	4	4	0.0%	0.0%	0.0%
Sport	-	1	1	-	1	1	0.0%	0.0%	0.0%
Quiz game shows	-	1	1	-	2	2	0.0%	-50.0%	-50.0%
Soap operas and Telenovelas	1	2	3	1	2	3	0.0%	0.0%	0.0%
Long dramas	4	-	4	7	-	7	-42.9%	0.0%	-42.9%
Total TV programs	**20**	**26**	**46**	**24**	**28**	**52**	**-16.7%**	**-7.1%**	**-11.5%**

Changes in productions made and hours produced shows the constant production commitment both in the Prime Time and Day Time, devoted to entertainment and talk show productions, in line with the publishing line started from the second half of 2003.

Types	Hours of finished product				
	2003	% on the whole	2002	% on the whole	Change %
Entertainment and talk shows	2,220	53.5%	2,131	50.5%	4.2%
News	1,690	40.7%	1,804	42.8%	-6.3%
Sport	54	1.3%	85	2.0%	-36.5%
Game and quiz shows	82	2.0%	30	0.7%	173.3%
Soap operas and telenovelas	31	0.7%	81	1.9%	-61.7%
Long dramas	75	1.8%	86	2.0%	-12.8%
Total	**4,152**	**100.0%**	**4,217**	**100.0%**	**-1.5%**

International Advertising

PUBLIEUROPE

In the presence of an increasingly international advertising market, characterised in recent years by the development of strong concentrations and constant shifts of the decision-making centres, the Mediaset Group has given Publieurope International Ltd., a company set up in 1996, the task to organise an appropriate presence in the European market with the objective to make additional sales from:

- searching new business in other countries;
- constant contacts with multinational companies' headquarters.

The beneficiaries of this activity are first and foremost the Group's networks, Canale 5, Italia 1, Retequattro and Telecinco but also all those networks that asked Publieurope to sell their advertising space outside Italy.

Publieurope has developed over time a wide and consistent media portfolio which offers international investors, besides the Group's networks, German Pro7, Sat 1, Kabel 1, N-24 and DSF, which on the whole represent around 30% of Germany television viewers, and English Channel 4 and Sky Digital, which enable advertising investors to contact around 30% of U.K. audience.

The product portfolio also features the magazines of Mondadori Pubblicità and SBS Broadcasting, the Skandinavian group which owns majority stakes in 10 commercial networks in 8 countries, which enabled Publieurope to start contacts with different networks, aimed at offering advertising products also in Belgium, Holland, Sweden, Norway, Denmark, Poland, Hungary and Rumania.

The commercial activity, carried out through the offices in London, Munich, Paris and Lausanne, with the active collaboration of Publitalia '80 and Publiespana, confirmed the extremely satisfactory results which consolidate recent years' trends.

However, given the nature of Publieurope operations, its contribution to Group's results cannot be immediately and significantly appreciated when taken on its own since, with respect to the significant turnover managed by Publieurope, about 60% of which regards Group networks and media, space sold to international customers through the activity of this company is mainly invoiced directly by the relevant domestic concessionaries.

In particular in 2003, with total company sales equal to EUR 112 million (61% of which to the benefit of the Group's networks and 13% to the benefit of Mondadori) with a 14% increase over the previous year, a contribution margin of EUR 6.7 million was yielded and a profit before tax of EUR 2.5 million.

Multimedia and content extension operations

Following the disposal of the business unit at the end of 2002, by Mediadigit S.p.A., a company that was put in liquidation during 2003, the Mediaset Group's domestic multimedia operations are directly managed by R.T.I. S.p.A., with the objective to maximise synergy and content extension opportunities with respect to our traditional core business focused on television. These operations include the distribution of satellite theme channels, Internet operations, Mediavideo operations, the marketing of multimedia contents and services to mobile telephone companies and publishing operations managed in joint venture with Mondadori by Press TV S.p.A.

Advertising sales based on the Internet, Mediavideo and the theme channels are supported by Publitalia '80 S.p.A. as exclusive concessionary.

Overall **revenues** generated by these operations in 2003 amounted to EUR **40.8 million** (EUR 10.9 million of which generated by the sale of advertising space) compared to EUR 35.6 million in the previous year (EUR 10.7 million of which regarding advertising), with a EUR 5.2 million increase, mainly attributable to greater income generated by the marketing of contents.

With the creation of the single satellite platform, resulting from the merger of Stream and Telepiù, since August 1st, 2003 **satellite theme channels** are distributed on Sky Italia. Following renegotiations carried out with Sky, which made it possible to extend the agreement terms from 2008 to 2010, starting from October 1st, 2003 a new channel IT! Italia Teen Television was launched to replace channel Comedy Life (which stopped broadcasting on July 31st), in addition to the three channels already broadcast Duel Tv, MT Channel and Happy Channel.

At December 31st, 2003 the overall number of subscribers to these channels amounted to 2,342,037.

Overall **revenues** generated by the distribution of these channels, mainly including subscription fees and advertising, amounted to EUR **23.8 million,** increasing with respect to EUR 21 million in the previous year.

As to **Internet** operations, positive results obtained by news contents developed by Tgcom and Tg5.it were confirmed, especially with respect to coverage of the events linked to the Iraq war and the growing general interest for information sites. The News area therefore consolidated, also in 2003, its position within *online* information Italian sites.

All the sites owned by the Group recorded in 2003 around 102 million page views and 2.5 million single visits per month. In particular, TgCom contributed to 34% of this result (34.6 million page views and 820 thousand single visits), Jumpy to 43% (43.5 million page views and 1.2 million single visits) and MOL and the three networks' sites to 12% (12 million page views and 750 thousand single visits).

Revenues from the Group Internet area amounted to EUR **5.2 million**.

Mediavideo service confirmed in 2003 its publishing and commercial success. **Revenues** for the year amounted to EUR **4.7 million**, growing with respect to the previous year result, equal to EUR 4.4 million.

With respect to **multimedia commercial operations**, R.T.I. provides contents and services to second and third generation mobile telephone companies, exploiting brand and technology opportunities of the Mediaset Group.

In 2003, 55 different products/services were started, distributed through mobile telephone companies.

In particular, in 2003, SMS News services were started (*SMS Tg5*, with a large number of users subscribing the service, *SMS Verissimo*, *SMS TgCom Rumors*), SMS Sport (*SMS Gran Prix*, linked to forecasts and descriptions of the MotoGP and Formula 1 grand prix competitions, *SMS StudioSport*), SMS Soap (with revelations and curious news about soaps broadcast by Mediaset) and Gaming (Java games for cellular phones with Mediaset brand and SMS Controcampo game).

Other projects continued with good results in 2003, among which the pay version of *Milionario* and *Passaparola*, that can be found both on the Internet and Mediavideo, community services, developed with Wind and present inside the interactive section of Mediavideo, MMS production with TG5 brand to provide to all mobile telephone companies and the distribution Mediaset Online WAP portal on the Vodafone Live platform.

With respect to services provided to third generation mobile telephone company H3G, the executive production of contents offered by 3 continues, as well as the making of *goal videos* regarding major teams in the Italian Premiership, *Champions League* and, since September, also of Italian First Division teams and the provisions of videos among which Tg5 and ad hoc produced news videos.

In 2003, these operations generated overall **revenues** for EUR **7 million**, almost tripling the EUR 2.5 million of the previous year, and with good growth prospects also for 2004.

With respect to operations managed by **Press TV S.p.A., the** publishing success of weekly magazine *Controcampo* was confirmed in 2003. Press Tv also began publishing other magazines connected to popular television programmes: *Amici di Maria De Filippi*, *Grande Fratello* and *Macchina del Tempo*.

In **Spain** diversification operations are managed by 100% owned companies (Publimedia Gestion and Advanced Media) and by companies where Telecinco works in partnership with third parties.

Publimedia Gestion is an advertising concessionary 100% owned by Publiespana which offers the market new communication opportunities regarding innovative formats and projects developed by Advanced Media and other third party media in concession, mainly the Internet, local press and televisions, and in this latter field it manages around 60% of advertising investments.

Publimedia also markets advertising sales for the *web* page of Telecinco site (*ww.telecinco.es*) integrated in the general portal Wanadoo and GSM Box.

Advanced Media operations are mainly focused on the production of television formats such as *Nosolomusica, Mas que coches, Mi cartera te informa, Agenda Nosolomusica, Momento de cine* and multimedia operations, such as the home video and internet use of Telecinco original contents, marketed under the *Cine 5 estrellas* brand. The company will also provide entertainment audiovisual contents for *Canal Aeropuerto*, that will be launched at Madrid airport shortly.

In 2003 Publimedia and Advanced Media operations generated gross **revenues** of EUR **24.7 million**, with a 10% increase over 2002.

Digital Terrestrial Television (DTT)

The scenario

In major countries "multichannel" broadcasting, i.e. the opportunity to receive a wide number of domestic television channels, is a well established situation. In the United States, 90% of the population receive hundreds of television channels by cable and satellite. In major European countries (France, United Kingdom, Germany) multichannel TV reaches a large section of the population (33%, 50% and 66%, respectively).

Italy is instead the European country with the lowest presence of multichannel television. The low propensity of Italian viewers to subscribe to the pay TV, the lack of investments for the development of cable television and objective problems in installing satellite dishes in many buildings and houses in old town centres, have curbed the penetration of multichannel television platforms to a low number of viewers, about 15% of the population.

Digital Terrestrial Television has the potential to bridge this gap, thanks to its distinctive features of being thorough, free-of-charge and simple to install. Digital terrestial television is an innovative system to broadcast television signals in digital format; this signal can be received through an ordinary television antenna (there is no need for dishes or special antennae) with the help of a digital "set top box" to connect to the ordinary antenna plug. The main benefits of digital signal vs analogue are the following:

- programmes have a better picture quality; in particular the quality of the digital video signal is perceived as better due to the lack of the disturbances typical of analogue broadcasting;
- the quality of the audio/video signal is uniform in all covered areas;

- programmes in digital format can be viewed in different formats (e.g. 4/3 or 16/9) and a second language can be chosen for films, which can be listened to in *Dolby Digital* format;
- digital technology is multichannel which allows, with the same available band, to increase the number of channels; more programmes can be transported in digital technique in one frequency instead of the single programme possible with the analogue technique;
- the signal is portable/mobile, i.e. it can be received also by mobile devices;
- interactive productions can be made, by means of which the viewer can actively take part in the content of a programme or have related information;
- it can generate premium contents and services to pay for.

The transfer from analogue to digital technology revolutionises the concept of television, especially thanks to the opportunity to turn this means of communication from a passive into an active device; in particular, with this technology programmes enriched with interactive services can be offered, that viewers can use by simply operating the remote control.

Therefore, thanks to its interactive features, Terrestrial Digital Television can also play a significant social role and become a tool for a thorough dissemination of information society services, now affected by e limited penetration of the Internet and personal computers.

In December 2003 Digital Terrestrial Television became reality also in Italy, though at an initial stage, with a network that can be compared from its start to that of other European countries. Mediaset digital multiplex has been operating since December 1st, 2003 and covers 51% of Italian population. By the end of 2004, it will reach a coverage of around 70%. Similar multiplex systems have been made by RAI, La7 and Prima TV.

Thanks to multiplex systems, the wide audience of terrestrial television can already see free of charge various totally new channels, or so far only available on the satellite, 5 of which are on Mediaset multiplex, accompanied also by the programmes of its traditional networks in interactive format. As to Mediaset interactive services, besides information services on traffic and weather, we are analysing the feasibility of a service for the information and reservation of doctor's visits with the use of the "Citizen service card".

Mediaset Role

Mediaset's strategy with respect to the scenario that is being outlined with the beginning of digital terrestrial television aims at developing a basically free-of-charge supply model, in order to keep in the audience the perception of a high value difference between *free to air* and *pay* television.

For the Mediaset Group digital terrestrial television represents a significant opportunity, both through RTI as content provider, since it allows an innovation to traditional television entertainment supply and a proposal of highly useful services to its viewers, and as network operator, through Elettronica Industriale with respect to the availability of know-how and own broadcasting capacity that can be conveyed to third party publishers within its own digital bouquet.

A presence in the development of digital terrestrial television is also in line with current Mediaset strategy of monitoring net technologies regarding other platforms than television, from UMTS in mobile telephones to new DSL technologies for the Internet.

In a competitive situation that, in the next few years, with the consolidation of technological penetration and multichannel television, will foster a significant expected development of new

economic players, diversification becomes important for Mediaset by means of financial investments in companies/platforms that develop new industrial projects, with the objective to take part in value dynamics expected in a field that though partially is destined to reduce current Mediaset business.

The passage to DTT implied a double effort for the Mediaset Group: first a technological effort towards the acquisition of the necessary technology and second an effort in terms of contents because there emerged the need to enrich the programme schedule of the three company analogue networks with interactive applications.

The industrial approach to digital terrestrial television was faced on two different sides: a pilot phase, hereinafter defined as "Trial DTT" and the real stage of digitalisation of "Domestic Digital Terrestrial Television".

Trial DTT

In October 2002, Mediaset began an experimentation project of digital terrestrial television focusing also on new interactive applications that digital technology allows to associate to the traditional television offer; contents made during this pilot stage were tested on a limited area near Varese.

A pilot stage was started for the following reasons:

- experimenting and defining the necessary technology to produce and broadcast interactive contents before releasing them on national bouquets;
- measuring and quantifying the degree of dissemination and use of interactive services, in order to understand the attitude of viewers with respect to new digital television offers and select the most liked contents;
- develop new in-house skills regarding the world of interactive television.

Starting from the first months of 2003, the project entered the implementation stage with the selection of technological partners for decoders (set top box) to use for the experimentation, and for return line services. In September 2003 the enrolment of the sample of households receiving experimentation was started, which received the decoders.

The nature of Mediaset objectives with respect to the trial made it mandatory to set up a fixed and continuous sample (like the Auditel model for analogue TV) including a high number of households.

The final objective is to complete the sample by March 2004 and reach a total of 1,500 households (around 4,000 individuals). At the end of 2003, 512 households had been enrolled.

The task of setting up, managing and maintaining the sample, as well as expanding and treating audience data was given to a specialised external supplier.

In terms of time, the DTT trial includes two stages:

- the first was a technical test for the reception, installation, stabilisation of the technological platform and initial contact of the panel with the technology; this stage will end on March 2004, when trial users will be 'used' to utilising all interactive services and channels offered on the DTT platform;
- the second stage shall progressively lead to measuring viewing behaviours and the use of interactive service in a complex and complete competitive environment.

The DTT Trial was supported by an awareness campaign in the specific area. Initially the households received information letters on digital terrestrial television and how to take part in the experimentation following an eligibility check by the installer.

Domestic Digital Terrestrial Television

Starting from 2003 Mediaset, sustained by the know-how acquired through the trial, decided to shift the core of its operations throughout Italy.

The wide range of the domestic project implied:

- the making of a digital signal distribution and broadcasting network;
- technology investments for the conversion of interactive applications;
- the adjustment of interactive applications to national contents.

The Network

Mediaset had to set up a new signal distribution network to issue and broadcast programmes in digital format.

To do this, it was necessary to acquire new frequencies: from 2001 to 2003 the Group acquired from local television companies systems and business divisions which contained the ownership of frequencies necessary to reach over 50% of the population. Technological systems were then made to broadcast digital signals on the frequencies acquired, thus establishing a digital Multiplex.

Overall **investments** made in 2003 by Mediaset for this project, including the purchase of frequencies, amounted to EUR 46.2 million, which must be added to EUR 1.0 million paid in the two previous years.

Contents and interactivity

To fully use the potential of the digital project, Mediaset worked in two directions:

- increase the overall offer of its own Multiplex;
- offer own interactive services to combine them to Canale 5, Italia 1 and Rete 4 contents.

To increase the offer of its own multiplex, Mediaset stipulated agreements with other publishers to broadcast five digital channels on its multiplex:

- BBC World, the main news channel in the world;
- 24 Ore TV, the economic/financial information channel of the main specialist Italian publisher;
- Class News, information channel;
- VJ Television, music entertainment channel;
- Coming Soon TV, cinema entertainment channel.

On the other hand, besides increasing the number of channels offered, Mediaset also developed a full range of interactive services to enrich its Canale 5, Italia 1 and Rete 4 contents. The main application types have already been released in Italy. Some more complex applications are being studied and will be offered in Italy as soon as the feasibility analysis has been completed.

Mediaset interactive services fall into two categories:

- services connected to a specific programme (also called *content related*);
- services not directly connected to a specific programme (called *non content related*).

Content related services refer to a television programme being broadcast on Canale 5, Italia 1 or Rete 4 networks. Applications are always available during the programme and in some cases they can also be used outside the programme.

Among *content related* services there are the following:

- *information services* make it possible to enrich programmes with analysis sheets that can be seen by the viewer by using the remote control. Already implemented examples are services like a day news summary, analyses of issues discussed during the news, football matches results or the option to see again Premiership goals;
- *entertainment services* include more evolved applications like for example the opportunity to play *Milionario* in competition with the competitor, to see fact sheets on each character at *Grande Fratello*, a summary of previous screenings of a soap opera. Other services like polls and merchandising fall within this field.

Non content related applications are different services available around the clock, regardless of television programmes. In particular, Mediaset's main information services now include: super-Mediavideo news, weather forecasts (domestic and local) and road traffic information. The feasibility is under study of the development of *T-government* services connected to health with the opportunity to use the Service Card.

The Communication Campaign

To let the general public know of the start of digital terrestrial television and make it aware of this, Mediaset started an information campaign on digital terrestrial television in the main communication media (TV, press and the Internet).

The initial objective was to spur curiosity on digital terrestrial television, providing the first pieces of information about Mediaset's offer to prospective customers; then, at the same time with the distribution of set top boxes to dealers, the launch stage was started. Here, there was a simple communication about the functioning of digital terrestrial television, showing the interactive set top box and the main benefits for potential users.

In addition to this, the Mediaset Group implemented other projects to communicate as much as possible the presence of digital terrestrial television; within the awareness plan of digital terrestrial television, Mediaset signed agreements with manufacturers, distributors and technicians to facilitate the start of digital terrestrial television.

Besides, starting from early 2004, Mediaset has begun to offer a call center service to provide viewers with information regarding areas reached by digital terrestrial signal, how to receive the new digital offer, information on dealers and a whole series of useful information.

Together with other broadcasters (Rai and Telecom) and the Bordoni Foundation, an association has just been set up, called DGTVi (open to all companies) whose objective is to gather experience and a common will to expand the market allowed by this new technology. It envisages 3 areas of action:

- institutional relationships and communication;
- marketing and sales support;
- technology and testing.

The association formally highlighted the common activity of partners, already consolidated towards the research and definition of common and single standard that would allow the takeoff of this project.

Other investments

Albacom S.p.A. confirmed in the first nine months of the fiscal year that will end March 31st, 2004 the positive results of operations already shown in the previous year. In a market characterised by basically stable demand, Albacom S.p.A. obtained revenues for EUR 484.1 million basically in line with those achieved in the same period of the previous year.

The gross operating margin amounted to EUR 18.7 million compared to EUR 0.1 million of the same period of 2002, due to the significant reduction in operating costs. In the first nine months of the year, an extraordinary income was registered due to the decision dated September 18th, 2003 by the European Court of Justice which declared illegitimate the annual contribution, calculated on sales, to be paid by telecommunication companies and already accounted for by Albacom starting from 1999.

At December 31st, 2003, the balance sheet and income statement situation of Albacom included significant extraordinary charges, resulting from value adjustments mainly regarding deferred tax assets and consolidated goodwill, made in order to reflect in the value of these assets an estimate of lower possibility to recover based on the revision of company plans currently under way. Because of these write-downs, the net consolidated result of Albacom S.p.A. was at December 31st, 2003 a net loss of EUR 313.6 million, partially covered based on the economic results at June 30th, 2003 of Albacom S.p.A. for EUR 27.3 million.

Because of this result, the result regarding the last three months of the tax year ended March 31st, 2003 and the write-down of the residual goodwill quota for EUR 6.5 million, the equity valuation of the investment resulted in a gross charge of EUR 79.8 million for the per Mediaset Group, at December 31st, 2003.

As to the 2.73% stake held in **Hopa S.p.A.**, it should be noted that in execution of the agreements stipulated between Hopa S.p.A. and the shareholders of Olimpia S.p.A. last December, Hopa S.p.A. holds from May 9th, 2003 a 16% stake in the company resulting from the merger between Holy S.p.A. (a company previously controlled by Hopa S.p.A) and Olimpia S.p.A.. Olimpia S.p.A., after the merger which came into force on August 4th, 2003 between Olivetti and Telecom Italia, holds a 17% stake in the company resulting from this merger.

It should also be noted that on June 10th, 2003, the board of directors of Hopa S.p.A. set up an Executive Committee where, under the agreements stipulated between Mediaset and Fingruppo Holding on December 6th, 2002, there is also a representative of Mediaset.

LEGAL DEVELOPMENTS IN THE TELEVISION INDUSTRY

The characterising element of 2003 and the beginning of this current year is the "Gasparri" Bill, which takes its name from the Minister of Communications that has submitted it.

The Bill, which represents an exhaustive and organic regulation of the radio and television industry by redefining current antitrust limits according to a vision that is hopefully less limiting and more in line with the rules regulating competition in most other countries, was definitely approved by the upper House on December 2nd, 2003 but had to return to Parliament following the non enforcement by the President of the Republic, who raised a few issues of merit.

In particular, the President objected upon the determination of a too large term for the sector Authority to check the state of the development of digital terrestrial broadcasting, on the lack of sanctioning powers by the Authority with respect to the check above, the risk that the limit (20%) to resources in the Integrated Communication System (so-called Sic) may lead, considering its large size, to the establishment of dominant positions, and finally upon the possibility that radio and television may take resources away from the press.

In January 2004, taking into account the remarks made by the President of the Republic, the Lower House started again working on the Bill, whose examination should finish in the first months of 2004.

In the meantime, with Act no. 43 dated February 24th, 2004, Law Decree no. 352 dated December 24th, 2003 was turned into law, which established, taking hints from the "Gasparri" bill and taking into account the remarks of the Head of State, the terms for the final conclusion of the temporary framework and elements based on which the so-called "surplus" networks can continue broadcasting, and Rai 3 can sell advertising after December 31st, 2003.

The law decree was necessary to fill the regulatory "vacancy" brought about by the non enforcement of the system act by December 31st, 2003 established by the Constitutional Court with its judgement no. 466/02 which stated the constitutional illegitimacy of article 3, clause 7, of Act 249/97 exactly for that part where no certain deadline was established.

The decree now turned into law defines the element for the development of digital terrestrial television as a condition for the continuation of operations of analogue and "surplus" networks. It establishes at April 30th, 2004 the deadline by which the Communication Guarantee Authority must examine the overall supply of digital television programmes in order to ascertain:

- the amount of population reached by new digital terrestrial network which must not be lower than 50 per cent;
- the presence on the domestic market of decoders with accessible prices;
- the actual offer to the public also on these networks of different programmes from those broadcast by analogue networks.

The Authority began its analysis with the participation of television companies, content providers and decoder manufacturers in order to ascertain, also in its development, the situation of the digital system.

Mediaset, by means of its subsidiary R.T.I. S.p.A., sent its comments on February 12th, 2004, which highlight the existence of 5 multiplex systems (2 RAI, 1 Mediaset, 1 La7, 1 Dfree) each covering more than 50% of the population, thanks to which users of terrestrial television can now see free-of charge 11 brand new channels, or so far only available on satellite, besides digital broadcasting of the 9 main analogue channels, in many cases enriched by interactive systems.

This situation, together with the large availability on the market of decoders at cost-effective prices, and considering the possibility, following the adoption of Ministerial Decree on Communications dated December 30th, 2003, to make direct use at shops of the funds provided by the 2004 Budget, equal to 150 Euro, makes it reasonable to believe that the survey will have a positive outcome, with respect to the possibility for Rete 4 to continue broadcasting its programmes with the current analogue technique.

It should also be noted that two surveys are under way, one carried out by the Communication Guarantee Authority and one by the Competition and Market Authority.

The former was started on the base of the regulation introduced by directive 2002/21/EC "A harmonised framework for the regulation of electronic communications services and electronic communications networks" which envisages under articles 14, 15 and 16 the analysis of markets (18 on the whole among which that of "radio and television broadcasting services and distribution networks inasmuch as they provide means for the supply of radio and television content to end users") to determine if there are subjects with significant market power which, if necessary, should be subject to ex ante obligations with respect to: clarity, non discrimination, accounting, access, price control and cost accounting separation.

The second has been started under article 12 clause 2, of Law 287/90 on the radio and television industry with particular care to advertising market and that of network for television signal broadcasting.

CORPORATE SOCIAL RESPONSIBILITY

The Mediaset group now represents one of the main European companies in the communication industry. Over the years, Mediaset has reached and consolidated an undoubted leadership in its reference market, commercial television, and reached undoubted records in terms of economic profitability and market shares, both in terms of advertising market and television viewers.

The results achieved reflect the constant commitment and the high professionalism of all company elements, aimed at reaching the common objective of value creation while respecting the balance of the environment and the other subjects. The awareness of being called to ensure over time the best sustainability conditions in order to effectively pursue this objective, together with the strong awareness of the role and social responsibilities resulting from its specific activity, determine a constant focus of the Group in order to ensure that the interests (not only economic ones) of its internal and external counterparts and stakeholders are met.

Within this framework, on September 10th, 2002, Mediaset's Board of Directors expressed, by adopting and disseminating an **Code of Ethics** (the whole document is available on the site *www.gruppomediaset.it*), the social responsibility of the Company with respect to employees (Directors, Collaborators and employees) and to all external stakeholders (Competitors, Suppliers, Institutions).

The Code defines those values that have been acknowledged, accepted and shared by the Group, which should provide the basis for internal and external operations, behaviours and relationships, while complying with national and international laws and regulations, and the principles of freedom, dignity, respect of diversities connected to race, gender, language, individual and social condition and religious belief. In brief the Code, which however acknowledges the company procedures that have always been enacted, confirms:

- the values of responsibility, correctness, legitimacy with emphasis on the conflicts of interest of individuals when carrying out their activity and confidentiality with respect to company news and information;
- the principles of legality, fairness and correctness in business relationships, in the protection of competition, in relationships with suppliers and Italian, community and international institutions;

- the centrality of human resources and the protection of their health and safety.

Below follows a detailed description of the actions implemented by the Group both in Italy and Spain, through Telecinco, to safeguard and enhance the subjects inside the Group, that is, human resources and of those oriented towards the external world, in order to ensure transparency of internal organisational and decision-making processes (corporate governance rules, code of conduct on internal dealing), the protection and respect of viewers and citizens when exercising the specific production activity (protection of children, advertising self-regulation) and those that see Mediaset active with respect to cultural promotion.

Responsibility towards the Group's Human Resources

Mediaset is an innovative, lively and competitive group both thanks to its economic, financial and asset resources, and to the availability of high human capital, represented by the skills, knowledge and experience owned and developed by the 5,600 people of its staff.

"The Mediaset Group recognises that human resources are fundamentally important for the Group's development. Human resources management is based on respect for the personality and professionality of each individual." (Art. 2 – Code of Ethics of the Mediaset Group)

The business growth and development potential of a publishing company is based on its intellectual assets, and this is why "human resources are central to our company".

Like all investments, also that in the so called intangible assets, such as intellectual assets, requires a plan that envisages consistent and progressive actions, making use of organisational and cultural leverage, in order to fully express the whole potential of the investment. The investment in the development of skills, through the selection, training and assessment of staff; the stimulus to provide a high quality performance by means of a rewarding system based on merit and loyalty; attention to make available a functional and safe working environment, generate high returns, that can be measured in terms of productivity, low *turnover* and generated economic value.

Workforce and geographical distribution

Following the inclusion in the consolidation area of companies belonging to the Telecinco Group and Publieurope and Publieuros, the total number of Mediaset Group employees rose from 4,393 heads at December 31st, 2002 to 5,600 heads at December 31st, 2003.

On a like-for-like basis, the number of Mediaset Group employees in Italy slightly decreased with respect to 2002. Workforce went from 4,388 heads in 2002 (4,316 if we only consider permanent staff) to 4,367 heads (4,275 permanent) at December 31st, 2003. Leavers recorded limited levels, equal to 2.5% (in 2002 it amounted to 2.4%), confirming a typical Group feature, where the number of leavers is generally low, also with respect to the sector of reference.

When considering the geographical distribution in Italy of Mediaset Group personnel, the bulk of those employed in the sale of advertising are located in the Milan Headquarters at Milano 2 Segrate while the remainder are based in Rome and in the various regional offices of Publitalia '80; the majority of television production staff work is in the Milan area, in Cologno Monzese and Milano 2 Segrate, or in Rome, while signal broadcasting staff work in Lissone (Milan), Cologno Monzese, Rome and in other regional locations.

Employees ITALY (Permanent Staff) - Geographical distribution	2003	%	2002	%
Milan	2,954	69.1%	2,985	69.2%
Rome	825	19.3%	791	18.3%
Other locations	496	11.6%	540	12.5%
Total	**4,275**	**100.0%**	**4,316**	**100.0%**

The geographical distribution of foreign companies belonging to the Mediaset Group particularly reflects the presence in Spain, through the Telecinco Group, as follows:

Employees SPAIN (Permanent Staff) - Geographical distribution	2003	%
Madrid	1,097	95.4%
Barcelona	16	1.4%
Other locations	37	3.2%
Total	**1,150**	**100.0%**

In particular, the bulk of the staff of Publiespana and of its subsidiaries employed in the sale of advertising are located in Madrid while the remainder is based in Barcelona and in the Alicante, Seville and Bilbao offices.

All television production staff work in Madrid, while Atlas staff is thoroughly distributed in Spain, a news agency company, in charge of Telecinco news programmes active through its subsidiaries based in the main Spanish regional capital cities.

Publieurope and Publieuros workforce amount to 24 people and are mainly located in the London headquarters, while the remainder work in the Monaco, Paris and Lausanne offices.

The workforce of Mediaset Investment S.a.r.l., based in Luxembourg, amounted to 4 people in 2003.

With regard to **Italian workforce**, the breakdown by age shows two developments which are occurring at the same time; on the one side the fact that publishing activities require young people (up to 35 years of age) sensitive to new events and cultural trends, and on the other, the long times necessary to have professionals become fully mature, by means of the acquisition of multiple skills, especially in the technical and manufacturing areas, an event which appears to be typical in the Group's business. The same development is proved by the high average seniority, which also proves the value of enacted policies aimed at not losing professionals built up over time, by means of loyalty actions.

Employees ITALY (Permanent Staff) - Age bands	2003	%	2002	%
under 25 years	30	0.7%	38	0.9%
25 to 35 years	901	21.1%	1,061	24.8%
35 to 45 years	2,316	54.2%	2,306	53.9%
over 45 years	1,028	24.0%	911	21.3%
Total	**4,275**	**100.0%**	**4,316**	**100.0%**

Employees ITALY (Permanent Staff) - Seniority ranges	2003	%	2002	%
under 3 years	316	7.4%	389	9.0%
3 to 7 years	486	11.4%	523	12.1%
7 to 15 years	1,694	39.6%	1,826	42.3%
over 15 years	1,779	41.6%	1,578	36.6%
Total	**4,275**	**100.0%**	**4,316**	**100.0%**

ITALY - Average age and seniority	Average age		Average seniority	
	2003	2002	2003	2002
Managers	46.0	45.0	15.2	13.9
Journalists	43.0	42.0	9.5	8.7
Middle managers	43.0	42.0	14.7	13.4
Office workers	40.0	39.0	13.2	12.0
Total	**41.0**	**40.0**	**13.3**	**12.1**

The following table shows average age and seniority of the Telecinco Group, which reveals a young and dynamic profile of the Spanish Group and a lower average seniority with respect to that of the Mediaset Group in Italy, which is however high, proving the loyal attitude and identification with the style, values and policies expressed by the Spanish Group.

TELECINCO GROUP - Average age and seniority	Average age	Average seniority
Managers	40.4	8.5
Journalists	34.8	5.9
Middle managers	39.7	10.5
Office workers	35.5	8.9
Totale	**35.9**	**9.3**

The policies of management, development and training in the Mediaset Group are described below, separately analysing those relating to Italy and those to Spain, in order to reflect, despite the context of shared principles and values, the specific situations connected to the different environments and sizes of the companies operating in the two markets.

Staff qualification and career development

Attention to the multiple variables affecting the value of intangible assets is a specific responsibility of human resource management, a skill across-the-line which mainly involves line managers, together with experts from Personnel Management, in terms of performance monitoring and the search for "empowerment" modes and opportunities of the human resources with whom they work. In this sense, attention was devoted in order to ensure that individuals can develop their skills, both specialist and at work, and general behaviour and managerial skills, and therefore to recognise the higher professional value of staff by assigning new and/or higher responsibilities, with a consistent recognition of the appropriate contract level.

Employees ITALY - contract qualifications	2003 *number*	%	2002 *number*	%
Managers	312	7.1%	300	6.8%
Journalists	324	7.4%	296	6.7%
Middle managers	648	14.8%	649	14.8%
Office workers	3,083	70.6%	3,143	71.6%
Total	**4,367**	**100.0%**	**4,388**	**100.0%**

Selection and hiring

Fundamentally, Mediaset Group policy is that of in-house professional growth. This is proved by the medium-to-high seniority values and low turn-over. In this sense, the objective of careful selection is to ensure that qualified young people join the company, with basic skills, natural attitudes and motivations that become productive in a corporate environment. The Mediaset Group is certainly a group with great visibility on the market, which is proved by the around 9,000 paper CVs received in 2003. To make information collection and filing on potential candidates easier, the site of the Group and that of the concessionary includes a "*job opportunities*" area that, in 2003, collected about 9,850 CVs that are to be added to those received by mail.

Equal opportunities

Equal opportunity policy, a value shared in the Mediaset Group, is confirmed by the strong presence of women in the whole staff (43%) and by the presence of women at all company executive roles.

Contract qualifications' breakdown (P.S.)	2003			2002		
	Men	Women	%	Men	Women	%
Managers	245	66	21.2%	237	62	20.7%
Journalists	165	120	42.1%	164	119	42.0%
Middle managers	365	283	43.7%	377	273	42.0%
Office workers	1.661	1.370	45.2%	1.682	1.402	45.5%
Total	**2,436**	**1,839**	**43.0%**	**2,460**	**1,856**	**43.0%**

Remuneration and incentives

The remuneration policy is based on merits and its objective is the dissemination of the culture of performance and constant improvement to increase company value. The system of incentives (M.B.O.), which is applied to nearly all executive roles, is used in the logic of rewarding performances and merits. The Stock Option Plan, aimed at encouraging the loyalty of precious roles and skills, as well as at sharing company success, involved in 2003 a selected group of executives.

Safety at the workplace, prevention and assistance

"In the context of its business activities, the Mediaset Group ... is guided by the principle of safeguarding the health and safety of the Subjects, and it adopts all the measures relating to these subjects provided for by the law." (Art. 12 – Code of Ethics)

The main projects implemented in 2003 with the objective of health and safety were the following:

- the launch, in early October 2003, of the "Mediaset quit" programme, Mediaset "no smoking company". A significant health protection project, implemented with specific attention also for those who do not manage to quit, by building smoking rooms, boards, posters and anything useful to disseminate the project, trigger, teach;
- the start of video terminal staff training, envisaged by L.D. 626/94, by means of an on-line course made available in the company intranet since November 2003 with the participation of about 500 staff;
- oculists and orthoptics checks for about 650 video terminal staff;

- a health plan for staff working on Elettronica Industriale pylons, to check resistance to fatigue and the effects of electromagnetic waves;
- the continuous monitoring of working environments with respect to the microclimate and the presence of polluting electromagnetic fields, and of about 1800 Elettronica Industriale stations so that they comply with new safety regulations;
- greater attention to fire prevention and the planning of refurbishment actions in the Milan and Rome offices.

In-house communication

With respect to in-house communication, which was significantly and constantly developed and improved, in 2003 the Group started some major projects, with particular attention to the in-house communication plan, by implementing ways of sharing information and knowing the organisation. Since 2003, besides the traditional Monday meetings reserved to Publitalia '80 staff, three meetings were started with all Group executives with the presence and support of the company senior management, on general, business and organisational issues. For the first time a Convention of all Mediaset Group senior managers and middle managers was held in Monte Carlo (December 1st/2nd, 2003) which was a change to get to know and speak about issues regarding the company, business and technological innovation.

Training projects

Projects for staff

Care for training, besides daily "*on the job*" activities, was specifically directed in 2003, to those across-the-board skills with respect to structure and roles which are at the base of a developed **organisational and managerial culture.**

- **Project for Young Graduates.** The project was started in 2002 and was aimed at 100 young graduates that had joined the company not more than two years earlier, continued with a second cycle of workshops, begun in November 2003, and that will continue in 2004, with two contents for skills development and relations management: "Give, receive and search feedback" and "Assertiveness and negotiation in interfunctional relations";
- **Middle management training.** Training projects for middle managers were planned and implemented in 2003, on the issues of "Interpersonal communication and relations", "Problem setting, problem solving and decision making", and, according to specific role responsibilities, also projects aimed at analysing specific role themes, such as "the role of team leader", "project management", "self leadership";
- **New managers training.** The collaboration with ISTUD continued also in 2003 with the participation of new managers, net of the advertising concessionary, to the general management programme (F.G.A.);
- **Development of personal skills.** Needs related to the development of personal skills were fulfilled by means of company and intercompany workshops such as "Public speaking", "Interpersonal communication", "Team building" according to improvement requirements.

A second training area was that of **vocational training**, whose objective, to be clear, is to develop a wider understanding of one's role and a more exhaustive professional skill. Below are some of the projects that were started:

- **Communication roles in Mediaset.** *Communicating as profession.* Training programmes for Central Communication and Information resources started in 2003 with an "event" which then continued with workshops devoted to the two areas of Creative Direction and Image Coordination and of Communication and Media Relations. The objective of the project was to think about the role and open possible scenarios for those who produce communication within a communication company;
- **Value based management.** A training project devoted to Planning and Control resources, aimed at acquiring a new prospect for the use of innovative techniques in management controlling;
- **Company taxes.** Development of ancillary skills of the experts in management controlling with an analysis of tax issues;
- **Labour Law and Company Law.** The new elements introduced by the so-called "Biagi law" and regulations regarding company law lead to the creation of interfunctional in-house work teams and discussion groups, aimed at disseminating knowledge and culture about the general issues and the impact of new regulations on the company;
- **Marketing and company economic development scenarios** for concessionary resources;
- **Workshops for executive and middle managers** of the concessionary developed based on specific needs voiced by area managers.

A third area of operations was that of **training**, to the use of computer tools and languages, mainly English. The following two significant training projects are worth mentioning:

- **Digital Terrestrial Project** (new technologies, *playout* broadcasting system, the new Cologno Monzese master room, etc.) implemented with courses targeted to professional groups, with classes as well as training in laboratory and working with expert staff;
- **News Room Project** set up to provide news editorial staff with an advanced system to manage agency news, schedules and editorial activities;
- **Specialist courses for make-up artists.**

Training courses (hours)	2003
Managerial courses	7,736
Professional courses	26,542
ITC courses	6,525
Linguistic courses	13,014
Total	**53,817**

Projects on the external market

In 2003, the Mediaset Group implemented projects for the development of professional skills connected to the world of commercial television, the sector where the Group has a leading position in Italy, with some projects for the external market such as:

- **Campus Multimedia** *in-formazione* (Multimedia Campus *for training*). The objective of the Campus, now in its third year, is to prepare a group of young graduates (about 15), with a

brilliant school CV and good potential, to manage legal, economy and technological issues, to work in the various fields of communication, both in the world of television, or telecommunications and publishing in private companies, in the public administration or in private studios. The Campus includes 400 hours in class on issues such as: corporate strategy, marketing, economic and financial analysis and assessment, technological organisation and information systems, communication law, sociology and technical forms of mass communication, as well as 400 hours of work experience in one of the sponsor companies which, besides those belonging to the Mediaset group, are Mondadori, Albacom, Enterprise Digital Architects, Sky, Vodafone. The Campus, funded by the European Social Fund, the Ministry for Labour and Social Policies, and the Lombardy Regional Authority, is organised together with IRESCogi and the Specialist School in Studies on Public Administration of the Bologna University.

- **Course of High Training in Direction**. Two-year course coordinated by the Fondazione del Teatro alla Scala, Milan together with Mediaset, RAI, Teatro Piccolo, Milan, Teatro d'Europa and Municipal schools of Milan, Scuola d'Arte Drammatica P. Grassi. The objective of the project is to prepare about 15 graduates to the profession of theatre, television and opera director. The course, which began in December 2002, envisages 1,150 hours of theoretical classes and 650 hours of stage at the institutions promoting the project, is supported by the Lombardy Regional Authority and the European Social Fund.
- **Master programme in television production and scheduling.** A programme established in collaboration with the Department of Sociology and Communication at La Sapienza University, Rome. It is open to 20 graduates and its objective is to train experts in television production and scheduling. The master programme aims at preparing a professional able to take care of all the stages of the television product, from conception to planning, making and market distribution. The master programme lasts 12 months and envisages 788 hours of class, specifically focused on television writing issues and 300 hours work experience.
- **R.T.I. Laboratory of Communication and Contents.** A project by Maurizio Costanzo, whose objective is to prepare 15/20 graduates to become drama scriptwriters, entertainment directors and authors, experimenting new forms of communication, by hybridising and contaminating already coded media languages. The laboratory is a place for the production of ideas, where new making modes are experimented. The laboratory envisages 120 days of training about the functioning of the "television machine", drama and entertainment writing, and making operations.
- **Work experience.** In 2003 the Mediaset Group undertook to collaborate with various universities and schools to allow students to come in touch with the world of television and experience the various company areas. In 2003, 95 students began work experience with an average number of 105 days of presence in the company, compared to 50 students in 2002, with an average of 95 days of presence in the company.
- ***Publitalia '80 Master Programme:*** the Master Programme in Communication and Marketing by Publitalia '80 is a post-degree course which last 13 months, full time and with a limited number of places; it provides basic managerial training together with a focus on Company Communication and Marketing.

Set up in 1988, it has received over the year growing appreciation by students, and by companies. The course is certified by Asfor, Association of Managerial Training Schools and

Institutes, is self-financed with significant domestic and international companies as sponsors (around EUR 1.5 million), and has the support of the most significant Milan universities and the Milan City Hall.

Out of 600 applicants to the 15th course, 34 students were selected.

As to the **Telecinco Group** below are the most significant tables summarising workforce of the Spanish companies:

Employees SPAIN - contract qualifications	2003 number	%	2002 number	%
Dirigenti	69	6.0%	66	5.7%
Giornalisti	105	9.1%	99	8.6%
Quadri	120	10.5%	105	9.1%
Impiegati	889	77.4%	869	75.7%
Operai	22	1.9%	9	0.8%
Totale	**1,205**	**100.0%**	**1,148**	**100.0%**

Contract qualifications' breakdown (P.S.)	2003			2002		
	Men	Women	%	Men	Women	%
Managers	61	8	11.6%	60	6	10.0%
Journalists	53	55	50.9%	44	55	55.6%
Middle managers	63	54	46.2%	56	49	46.7%
Office workers	446	410	47.9%	434	389	47.3%
Total	**623**	**527**	**45.8%**	**594**	**499**	**45.7%**

Human resources are the real key success factor of the Telecinco Group, a source of knowledge, creative ideas and competitive spirit that enrich its managerial heritage. The skills of the individual need a favourable context for their development and the Telecinco Group supports this conception, fostering the creativity of its staff. In this direction, in 2003, there continued a policy of hiring new staff and the enhancement of resources grown in-house for the conception and production of television contents.

As in previous years, also in 2003 Telecinco implemented action plans and in-house policies oriented to the development and training of its staff, and started training programmes for the development of executive and managerial skills, computer skills, English courses, use of new technologies, risk prevention at the workplace, a master programme in business administration and supported individual initiatives by granting over 100 scholarships, with a total of around 2,600 hours devoted to training.

The collaboration policy with the most prestigious universities and business schools continued. In 2003, 236 staff participated in master and refresher programmes thanks to which future Group managers were constantly updated, while at the same time giving a social contribution to their qualification.

With respect to industrial relations, in the first quarter of 2003 the collective agreement for the Gestevision Telecinco Group was signed for the 2003/2004 two-year period, a result of the responsibility and understanding of the parties, thus achieving the established objective to fully renegotiate the new remuneration system in one single contract.

As to in-house communication activities, it is worth mentioning the results of a survey on the quality of the corporate climate carried out at the Group concessionary, Publiespana. A new and significant in-house communication channel was also set up: "*El Portal del Empleado*", based on new information technologies that ensure dynamic and interactive communication among staff,

providing them with value added services and removing bureaucratic barriers in the relations with the company. This new channel will be further developed with new services and utilities.

Accident prevention at work has always been present in company decisions, which led to various projects by the Additional Prevention System (which guarantees standardised policies in the various companies belonging to the Group). The objective of these projects is to ensure information to staff and to create appropriate procedures (such as the "prevention charter" and enforcement protocols for the various operations to prepare).

Finally, to underline the high security level in computers and for the protection of personal data (as is envisaged by current regulations), revisions were carried out by external consultants at the end of 2003, with positive results.

Responsibilities towards external subjects

Mediaset Networks and the children

Mediaset's adhesion to the ***Code of Self-regulation for the protection of children on TV***, promoted in **November 2002** by the Ministry for Communication to increase the effectiveness of the previous Code of Self-regulation of 1997, the so-called 'Prodi Code', was an addition to an already strong awareness about the issue of the relationship between television and children, which took shape in 1993, when the Company, together with FRT and a significant group of both secular and catholic associations of parents, teachers, consumers and users, drafted the first 'Code of conventional self-regulation' and when it accepted the already mentioned 'Code of behaviour in the relationship between TV and the children', promoted by the Presidency of the Council in 1997.

In compliance with the document's directives, Mediaset confirms its undertaking to:

- devote special care to the protected time (16:00-19:00), with specific programmes for children on at least one of its three networks and with the exclusion from children programmes of commercials, advertising and film promos which are considered to be inappropriate;
- strengthen control on Prime Time programmes, co-ordinating Prime Time schedules in order to ensure – at least on one of the three networks – the screening of programmes suitable for a joint family vision;
- consolidate – along the usual signs – information tools aimed at giving preventive information on programme contents (e.g. by means of special news editions or 'boards' at programme start), and to immediately point out – during the screening – the reference audience for a product (by means of messages after every advertising break).

Along these guidelines, Mediaset has started some projects to give a uniform and systematic direction to some already existing operational dynamics (content valuation criteria, adoption of a signs system, for example), and has increased the awareness of all those involved (from Production to Broadcasting, from Network editors to Schedule Coordination) about contents and code rules.

- ***Tools for the assessment of films, television series, drama, entertainment***. One of the most complex issues since the coming into force of the Code was the attempt to find programme assessment criteria that were as homogeneous as possible, able to lead to a programme schedule which is consistent with the publishing line of the various networks and, at the same time, in compliance with the spirit of the Code. With respect to this, the

Company undertook an analysis with the objective – by means of network internal comparison – to share assessment logics and, in the case of films and drama, to assign spots; another objective was dialogue with children protection associations, gathered in the Committee for Code application with Broadcasters, with a view to achieving an even more clear definition of the assessment criteria above (still subject to test).

- ***Programme schedule coordination***. Mediaset networks immediately accepted the logics of programme schedule planning aimed at ensuring in Prime Time a programme suitable for joint family viewing at least on one of the three channels. This is generally applied to the offer of all days in the week.
- ***Stronger signs***. Mediaset networks have had signs on their programmes since 1994. This project was immediately appreciated by the audience, which proved to use them as an orientation tool when choosing programmes. After the approval of the Code, other information tools have been consolidated which are generally used to give viewers preventive information about day programmes: information by announcers (on Canale 5 and Rete 4) to promote a programme which is particularly suited for children or to call for adults' action in the event of an inappropriate programme; the use of writings or suitable warnings by the anchors of programmes preceding Prime Time films (in the case of Italia 1); the showing of warnings after every advertising break; short special news or information and analysis programmes; the indication of the spot also in press releases for newspapers.
- ***User awareness***. Mediaset has always been attentive to user awareness, specifically of children and regularly promotes campaigns to the benefit of careful and responsible use of television, by periodically showing advertising campaigns characterised by the easily understandable language of cartoons (for example, 'Do you know how to watch TV?' or 'TV is a friend: use it with your brain, showed in November-December 2003). Besides, in March-May 2003, a 45" commercial was shown on the three networks, which clearly and briefly described the main contents of the Self-regulation code. A similar commercial is expected to be showed in April 2004.
- ***Staff awareness***. Starting from December 2002, a work team has been set up which has promoted information and guidance events about the contents of the Code and the gradual application of its rules. These meetings have been organised in a targeted way for each area involved: to date, the following functions have already taken part in the relevant meetings: Programme Schedule Coordination, Network editorial staffs, Drama Production and Promo preparation and programming managers. In parallel, circular letters disseminated detailed instructions about the application of the new regulations. The full Code, completed with suitable application notes, is available to all Mediaset staff in the home page of company Intranet. Besides, with a view to ongoing training, in November 2003 a survey by prof. P. Aroldi (Catholic University, Milan) – commissioned in collaboration with the FRT Committee, of which Mediaset is still a member – was presented to all the functions concerned in order to reconstruct European regulatory framework with respect to children protection and safeguard.
- ***Programmes for children***. The sensitivity of the Company for children is daily expressed in the ***Construction of schedules***, which guarantees the purchase and showing – in appropriate times – of films, drama and cartoons, sometimes included in special events expressly dedicated to young viewers (for example, on Saturday nights with *Cartoon Club* and Sunday afternoons with *Fantastica avventura*); but also, with a more proactive view, promotes **in-house productions** inspired at positive social and civil values that can be shared or – as is the case of *Ziggie* and *Sai xché*, scientific programmes for children of Italia 1

and Rete 4, respectively – expressly devoted to the mental and emotional needs of the young (such as the ability to make real and personal experiences, to increase curiosity and knowledge, to increase independence and critical ability).

- ***Special events***. Mediaset, alongside the constant effort for programmes 'made-to-measure for children' promotes every year some special events:
  - since 1990 it has actively contributed to the international **Ciak Junior** project, a project for cinema made by children and promoted in Italian schools, which finally shows the best videos produced on Canale 5;
  - since 1995, it has devoted specific spaces to the **Giffoni Film Festival** – an event for the most prestigious films for children – with cinema reviews on the feature films that have made the history of this festival, film series on teenager issues and programmes of analysis which focus on the relationship between young people and cinema;
  - since 1999, it has actively supported **Kinder.Com – Merano Tv Festival**, a yearly event which is particularly focused on the children-media relationship.

In 2003 the activity of TV and Children Committee Frt-Associations continued, of which Mediaset has been a member (as previously mentioned) since 1993. Following the subscription by broadcasters of the new Self-regulation code and the subsequent setting up of the Committee for the enforcement of the code, this Committee has increasingly abandoned the monitoring of programmes in protected times to become more geared towards the creation of television culture. With respect to this, during the year, together with publisher Vita & Pensiero, the book 'The game of the rules. TV and the children in six European countries' was published: an international survey promoted by the Committee in 2002 in collaboration with the Observatory on Communication of the Catholic University of Milan, aimed at analysing the existing regulatory framework with respect to protection and safeguard of the television audience of children in France, Germany, Great Britain, Holland, Spain and Sweden. The book was presented to the public with a press conference organised in Rome (Cenacolo Room – Lower House) on November 6th, 2003, with the support of the Parliamentary Commission for Children and – as previously mentioned – in the Company with a meeting specifically devoted to this issue.

As to **Telecinco,** with respect to children protection, the adhesion to the "Convenio de Signaletica" (signalling agreement) should be noted, that was introduced as a Royal Decree and under which the Telecinco Group undertakes, like other television networks, to identify programmes based on the age brackets for which they are intended. The symbol appears at the beginning of each programme and after every advertising break.

In particular, programmes for adults are identified by means of a red visual sign accompanies by a sound, programmes reserved for people over 14 years of age are identified by a yellow symbol and programmes for all ages do not have any symbol.

Advertising self-regulation

In this area, existing rules are accompanies by the self-regulation that Mediaset promoted and interpreted and also thanks to these projects the image of the Group networks consolidated by affirming its presence on the television market while respecting its audience.

The main agreements are:

- ***Code for Advertising Self-discipline***

  Since 1982, the Mediaset Group directly undertook to respect the Code for Advertising Self-Discipline and is, together with UPA, FIEG and RAI, one of the four "columns" of the whole self-discipline system.

Self-discipline is an internal solution to the advertising market, freely accepted and followed by those in the trade, based on the compliance of essential principles, whose objective is to regulate a business sector that has become increasingly complex over the years, such as advertising.

The Code, whose objective is to "ensure that advertisement, while carrying out its particularly useful role in the economic process, is made as service to the audience, with specific regard to its influence on consumers", is a response to two needs: ensure that advertising is always honest, true and correct and harmonise deeply different needs such as consumer protection, the respect of competition fairness between companies and the image and credibility of advertising, in line with the protection of the whole advertising market.

- ***Upa-Assocomunicazione Agreement***

  Publitalia undertook this commitment with respect to advertising users (UPA), advertising agencies and media centres (Assocomunicazione). According to this agreement, Publitalia '80 guarantees the quality satisfaction of advertising users, accepting voluntary obligations in order to meet the needs of users for the best quality of commercial communication. This agreement includes various provisions which, basically, oblige Publitalia '80 to put a ceiling to the setting up of advertising breaks both in terms of number of commercials and in terms of maximum duration of the break.

  Publitalia '80 was the first company in Italy to guarantee the quality needs of demand: the first agreement (then between Publitalia '80, Assap and Assomedia) dates back to February 1986 – when no regulatory action about television advertising had been recorded – and was subsequently renewed until its last version of September 8th, 2002. The voluntary commitment of other companies, Rai and TMC / La7, came after.

- ***Anica – F.R.T. Agreement***

  This self-regulation code was stipulated in February 1989 by F.R.T. and Anica, according to which televisions belonging to the Radio Television Federation (such as Mediaset networks) voluntarily undertook to follow a "special regime" of advertising breaks during films.

  Based on these rules, feature films with an average length of 100 minutes could be interrupted - in addition to the break positioned in the schedule space made available to the broadcaster by the natural interruption between first and second part – with two breaks each part, with a maximum duration of three minutes each. This commitment strongly limited the freedom, which had been absolute so far, of commercial broadcasters in terms of inclusion of advertising breaks during films.

- ***Fininvest – F.R.T. Agreement***

  In 1985, within the Radio Televisions Federation, Fininvest stipulated with the local TV association a series of agreement on the breakdown of the advertising market and basically undertook not to accept local advertising, understood as advertising with a diffusion area of less than 25% of Italy. This discipline was also included in subsequent Mammì law.

It should also be noted that the Telecinco Group belongs to the Advertising Self-regulation Institution, a private body that includes advertising agencies and media and which, among other things, gives resolutions regarding announcements and advertising campaigns that the members are obliged to broadcast.

Mediaset commitment for culture and the society

Mediaset, serving the public for twenty years, has always shown **great attention to social issues**, not only by means of specific television productions but also by means of projects such as signalling if programmes are suitable for the sensibilities of young viewers, the adoption of self-regulation procedures and the offer, free of charge, of numerous slots to the institutional communication of humanitarian organisations, by making available skilled people and technical devices for the making of social campaigns.

This commitment was renewed also in 2003, with a significant new project: the setting up, together with Mondadori and Medusa that belong to the Fininvest Group, of **Mediafriends ONLUS** (Charity). The association was created with the task to conceive, implement and promote events to collect resources for charity purposes and to fund specific projects. Particular care is devoted by Mediafriends Onlus to the control of clarity and efficacy of donations: a Consulting Committee will be set up on the occasion of each event, that will guarantee representation of the receiving charities and that will have the responsibility of the appropriate and best management of the collected resources.

In 2003 Mediafriends started operations with ***"La Fabbrica del Sorriso",*** a project fully devoted to support **needy children.**

Canale 5 broadcast two Prime Time shows with famous comedians at the service of solidarity, with many entertainment stars who joined the project. For a whole week, from October 8th to 15th, fund collection of "***La Fabbrica del sorriso***" received the contribution of all programmes on the three Mediaset networks.

The philosophy of the event was to make use of all possible canals for collection, animating and reaching the general public by means of targeted and significant television programmes. The result was exceptional fund collection: more than EUR 8 million.

Income from this project was devoted to four associations: Abio, Amref, Cesvi and Lega del Filo D'Oro.

Among the main projects: the creation in hospitals of environments for children and the training of Abio volunteers who work inside hospitals (Abio); the construction of wells and hospitals in Africa, operations in the Gulu refugee camp, training of personnel to assist Flying Doctors (Amref); the construction of Case del Sorriso, places where the needy can find export assistance in Zimbabwe South Africa, Cambodia and Iraq (Cesvi); the increase of hospitality for deaf-blind children at the Osimo centre (Lega del Filo D'Oro).

Strong and real support was given by the three television networks to the populations hit by terrible events and calamities.

In September, **TG5** started "One Euro for Friuli", an extraordinary fund collection via SMS to sustain reconstruction after the damage caused by the flood that hit the Triveneto revion (the amount collected was EUR 1,584,000).

And in December it launched the "TG5-Unicef" subscription to help children victims of the Iran earthquake.

Canale 5 broadcast in Prime Time two special shows of *Chi vuol essere milionario*, a popular quiz game anchored by Gerry Scotti. In October, ten entertainment stars played and donated the money they won (EUR 140 thousand) to humanitarian associations that are partners to Fabbrica del sorriso. In December, ten professional football players distributed the money they won (EUR 182,000) to various charities they chose themselves.

It should be noted, in the case of money distributed by *Chi vuol* essere *milionario*, that no contribution is requested from viewers, but the television network commits itself directly and allocates an amount to donate to good causes.

Other examples of the company support to solidarity projects:

- *Striscia la notizia*, the most popular programme of Italian television, has always been in the forefront in mentioning humanitarian and social projects and campaigns. During the year, it supported il FAI - the Italian Environment Trust for the recovery of Italian artistic heritage, with the promotion of the twelfth Spring FAI day (free of charge extraordinary opening of 380 monuments in 196 Italian towns). In November, after the bomb against the Italian army in Iraq, the satiric news of Canale 5 decided to stop the game 'Il Tirapacchi' and donate the amount of prizes (EUR 225 thousand) to the families of the victims in Iraq;
- *Buona Domenica* launched a fund collection (over EUR 1 million) to the benefit of AIRC (Italian Cancer Research Association). In November it promoted a subscription to give economic support to the orphans of the victims of the attack against the Italian army in Nassiriya until they become of age;
- *The International Television Award (Telegatti)*, broadcast live on Canale 5 on May 15th, 2003, donated the revenues from ticket sales to Foundation Amici della Epatologia (FADE), a foundation active in the field of hospital research about prevention, diagnosis and treatment of liver diseases;
- the *Festivalbar* music show, on Italia 1, supported the Emergency charity.

Mediaset has also been long active in terms of cultural promotion, by sponsoring events and by organising them directly. Among them: *Antique Book Exhibition, Book Show, Cinema Show, Cenacolo Prize.*

For over twenty years, Mediaset has supported the **Philarmonic Orchestra of the Scala Theatre of Milan**, through the production of concerts broadcast on television networks.

For a commercial television such as Mediaset, a commitment for the dissemination of the activities of the Philarmonic is the attempt to bring an increasingly large audience close to great music. And it shows the results that can be achieved with the support of private companies to cultural activities.

Since 1995, Mediaset started the project of cinema restorations ***Cinema Forever* – Devoted to Carlo Bernasconi** for the recovery and protection of the most significant films of Italian cinema and a world collective memory of incalculable value.

Mediaset has made of ***Cinema Forever*** a significant cultural project which, apart from the merit of re-establishing the original situation of the film, also brings back to the attention of the general public a national and world cultural heritage that would otherwise be lost. Restored films have been made available for projections at national and international events, in various events and cinemas and collaborations have been started with the Museum of Modern Art, the Lincoln Center and New York Guggenheim.

Thanks to ***Cinema Forever***, films that marked an age in terms of culture, contents, quality and costumes have been brought back to their original splendour. Among the twenty restored movies there are masterpieces by Federico Fellini such as *La Dolce vita, 8 e mezzo, I vitelloni, Lo sceicco Bianco* and *Giulietta degli Spiriti*, *Francesco Giullare di Dio* by Roberto Rossellini, *Mamma Roma* by Pier Paolo Pasolini, *Deserto Rosso* and *L'Avventura* by Michelangelo Antonioni and *Un maledetto imbroglio* by Pietro Germi.

Also **Telecinco** has a well established and recognised sensitivity and attention to social projects. In particular, it created in December 1999 an original project on television whose objective is to raise the awareness of viewers on 12 social issues. This is how project "***12 meses, 12 causas***" was started which, in 2003, completed its fourth cycle, always with the same original identity. Through with project, Telecinco is the first mass communication means that makes its programming systematically available to the service of social issues.

Since Telecinco started this project, it is considered as the Spanish television most attentive to social values, according to the annual ranking of "*Fundacion Impresa y Sociedad*" which analyses corporate social responsibility and received 25 awards by the relevant ministries, NGOs, journalists and charities. The photography for the campaign related to this project obtained in 2002 the "*Premio Nacional de Fotografia Professional Lux Oro*".

"12 meses, 12 causas", represents for Telecinco a long-term commitment. The network makes all its potential available to this project; programmes are structured every year around to main contents: on the one side, the release of 12 commercials providing information on the issue of the month, and on the other side, offer in various programmes, series and news, of opinions and analyses.

In 2003, the 12 commercials were shown 649 times on the whole at all times, and contributions to them were given directly by network anchors and actors. A new development in this year project was the inclusion of information inserts sponsored by various companies.

Interviews with NGO and public administration members were conducted in information and news programmes, series plots have been connected to the causes, special programmes and other references in children or humour/entertainment programmes. Special reports have been made, such as "Diario de un skin" to support the cause against racial discrimination.

2003 themes, were defined based on suggestions made by viewers and NGO professionals.

Corporate Governance

Since its listing at the stock exchange (1996), Mediaset S.p.A. has defined behaviours and statutory rules of "corporate governance", such as:

- appointment of directors and auditors by means of list vote;
- exclusive competence of the Board of Directors on relevant operations and those with a potential conflict of interest;
- the setting up of the Board of Directors with an appropriate number of non executive directors;
- the presence in the Board of Directors of an appropriate number of independent directors;
- the management of relations with institutional investors and shareholders;
- the appointment of a director with control tasks;
- the introduction of variable pay systems for directors and senior executives.

In October 1999, the Committee for the Corporate Governance of companies listed at the Stock Exchange of Borsa Italiana S.p.A. presented to the general public the Code of Conduct of listed companies. Immediately (March 2000) Mediaset declared that it wanted to adopt the provisions of the Code, and considered it to be a step forward towards the alignment to the international model of behaviours of Italian joint-stock companies, aiming at fostering the development of the Italian stock exchange market and relations with shareholders and investors.

In July 2002, the Committee for Corporate Governance reviewed the Code of Conduct of listed companies and introduced some changes which take into account Italian and international

best practices; the main changes deal with independent directors, the treatment of confidential information, directors' emoluments, internal control and operations with correlated parties.

Considering the organisational structure and the allocation of powers in Mediaset, its Board of Directors at its meeting of March 25th, 2003 modified the company's Code of Conduct adopted in the meeting of March 2001, in line with the above mentioned Code of Conduct of listed companies.

The Code of Conduct of Mediaset S.p.A. is available on the Internet site of the company (*www.gruppomediaset.it*).

Mediaset, in compliance with the recommendation of Borsa Italiana S.p.A., prepares the "**Annual report of the Board of Directors on Corporate Governance**", by means of which the company provides annual information about the modes of implementing the chosen model, specifically the members and responsibilities of the Board of Directors and Executive committee, the list of directors and their tasks and responsibilities, the activity of the internal control Committee and the Stock Option Plan Committee, as well as the treatment of confidential information.

The "Annual report of the Board of Directors on Corporate Governance" is available on the Internet site of the company (*www.gruppomediaset.it*).

Code of Conduct on internal dealing

In November 2002, Mediaset S.p.A. adopted the "Code of conduct on internal dealing" (trading operations by key people), a new discipline introduced by Borsa Italiana S.p.A. in its Regulation of the markets organised and managed by the Stock Exchange and in the relevant Instructions and aimed at conferring transparency to purchase and selling operations made by directors and other "key people" on the shares of the listed company; this discipline came into force on January 1st, 2003.

The Code was prepared based on general information on the issue and in compliance with the essential contents required by the provisions of the Regulation and Instructions above of Borsa Italiana S.p.A., taking into account, also, the organisational structure of the Mediaset Group and current company practices, with particular reference to the management, treatment and external communication of confidential information.

The Code contains the general criteria for defining the "key people" of Mediaset S.p.A. and of the "main subsidiaries" of the Group.

Key people are obliged to send to the Company Affairs Service of Mediaset information on operations, made for whatever reason, on:

- listed financial instruments issued by Mediaset S.p.A. (with the exclusion of non convertible bonds);
- financial instruments, also non listed, which give the right to subscribe, purchase and sell listed financial instruments issued by Mediaset S.p.A.;
- derivative financial instruments as well as *covered warrants* having as their underlying asset listed financial devices issued by Mediaset S.p.A., even when the exercise takes place by paying the difference in cash, according to the modes and in compliance with the obligations included in the Code.

The full text of the Code of Conduct on internal dealing is available on the Internet site of the company (*www.gruppomediaset.it*).

OTHER INFORMATION

2000/2002 (General Meeting of April 20th, 2000) and 2003/2005 (General Meeting of April 16th, 2003) Stock Option Plans

The General Meeting held on April 16th, 2003 promoted the implementation of a 2003/2005 Stock Option Plan aiming at encouraging loyalty and making co-responsible the participants to the Plan in the Group's management and enhancement.

The meeting above approved the setting up of a 2003/2005 Stock Option Plan on company own shares, for employees working in the company, its subsidiaries and parent company, selected by the Stock Option Plan Committee from among executives, journalists and directors of business units (or other company qualifications) for three years, or if the Board of Directors deems it appropriate, the implementation of similar projects on shares of subsidiary companies or companies in which the company has a direct or indirect stake.

The above 2000/2002 and 2003/2005 Stock Option Plans resulted in the following allocations:

Year 1/1 - 31/12	Number of partecipants to plan	Option rights assigned for the purchase of company shares	Exercise price	Exercise period, only allowed in one purchase	Check of compliance with the criteria established by the Committee
2000	140	585,000	17.16	1.1.2003/30.6.2004	Rights to exercise
2001	187	3,229,000	7.26	1.1.2004/30.6.2005	Rights to exercise
2002	190	2,626,000	9.64	1.1.2005/30.6.2006	Rights to exercise
2003	141	3,565,500	7.39	1.1.2006/31.12.2007	Subject to verification of compliance with criteria

Therefore, so far options rights for the purchase of 6,440,000 company shares have been assigned, equal to 0.54% of current share capital, whose obligations have been met; and of 3,565,500 shares, equal to 0.30% of current share capital, whose exercise is conditioned by the verification that the obligations established by the Shareholding Plan Committee have been met.

A plan regarding 2001, with 182 participants and option rights assigned for the purchase of 1,131,500 company shares at an exercise price of EUR 10.39, whose obligations were not met, was concluded.

Adjustment of organisation, management and control models of Mediaset S.p.A. and its subsidiaries according to Law Decree 231/01

On June 8th, 2001 Law Decree 231 was issued, which came into force on July 4th, with title "Regulation of administrative responsibility of legal entities, companies and associations also without legal status", which introduced for the first time in our law (adjusting to come International Conventions that Italy has long accepted) a system of administrative responsibility – substantially based on criminal responsibility – with respect to institutions for some crimes committed, in their interest or to their benefit, by:

- natural persons who have functions of representation, administration or management of these institutions or of an organisational division provided with financial and functional

independence, as well as by people who actually carry out the management and control of these institutions (so called "*top*" people);

- natural persons subject to the management or surveillance of one of the subjects mentioned above.

This responsibility is added to that of the natural person who actually committed the illegal deed.

During last year, Mediaset S.p.A. and its subsidiary companies R.T.I. S.p.A., Publitalia '80 S.p.A., Videotime S.p.A. and Elettronica Industriale S.p.A. completed the process of adjusting their organisation, management and control models to that envisaged by Law Decree 231/01.

The process of adjustment of these models was inspired by well established principles in terms of internal control and "corporate governance" and also took into account the Guidelines drafted with respect to this by Confindustria (Industrialists' Association) as well as the specific projects already enacted within the Mediaset Group.

In particular, for each company belonging to the Mediaset Group, the following steps were taken:

- find company operations that can be defined as "risk areas";
- analyse potential risks for each of them as well as potential modes of committing illegal deeds;
- adjust the system of internal controls, in order to prevent the occurrence of crimes as well as check the appropriate division of powers and functions in the company.

Organisation, management and control Models were then defined for each of the companies concerned, with the following objectives:

- inform and raise awareness in all those who work in the name and on behalf of Mediaset and its subsidiaries in "risk operating areas" about the possibility to commit, in the event of a breach of defined provisions, an illegal deed which can be subject to criminal and administrative sanctions, not only against their person but also against their company;
- state once again that these types of behaviour are not only contrary to law provisions, but also to ethical principles from which the Mediaset Group companies draw inspiration in their operations;
- enable Mediaset and its Subsidiaries to act on a timely basis, and also in a preventive way, by monitoring operational areas which are considered to be at risk, in order to prevent and/or counter committing such crimes.

Based on the results of the risk identification operations, the areas or operations of Mediaset and its Subsidiaries that are based on the creation of relationships with the Public Administration and the preparation of company annual reports were considered as "risk areas".

An examination and assessment was then carried out of the efficacy of existing organisation, management and control systems used within Mediaset and its Subsidiaries.

The Boards of Directors of Mediaset and its Subsidiaries, besides adopting the Models, finally set up for each of them the Monitoring and Audit Committee, under that envisaged by article 6 clause 1, parts b) and d) of Decree Law 231/01. These roles have been taken by those in charge of Internal Control in the single companies.

The Monitoring and Audit Committees have received the widest powers in order to ensure an accurate and effective surveillance of the functioning and compliance of the Organisation, Management and Control Models of the relevant companies, authorising them to have free access at all company functions in order to obtain information and data considered as necessary to carry out the tasks assigned to them.

Relationships with "related parties"

Below are the main investment and economic relationships between the Mediaset Group and "*related parties*", in accordance with CONSOB communication no. DEM 2064231 dated 30/9/2002.

(amounts in EUR millions)

	Financial receivables	Trade and other receivables	Trade and other payables	Value of production	Cost of production	Financial income (charges)	Extraordinary income (charges)
Parent company							
Fininvest S.p.A.	-	3.8	1.6	2.6	6.2	-	-
Associated companies							
Alba Servizi Aerotrasporti S.p.A.	-	-	0.1	-	0.8	-	-
Arnoldo Mondadori Editore S.p.A.	-	8.1	1.4	25.6	2.5	-	-
Banca Mediolanum S.p.A.	-	2.2	-	4.9	-	-	-
Il Teatro Manzoni S.p.A.	-	0.3	0.4	-	0.4	-	-
Mediolanum Vita S.p.A.	-	-	-	-	-	-	-
Medusa Film S.p.A.	-	0.3	131.6	2.0	0.1	-	-
Medusa Cinema S.p.A.	-	-	-	0.1	-	-	-
Medusa Video S.r.l.	-	0.2	-	0.3	-	-	-
Milan A.C. S.p.A.	-	2.9	-	0.1	8.0	-	-
Pagine Italia S.p.A.	-	1.4	-	-	1.2	-	-
Servizi Milan S.r.l.	-	0.2	-	-	0.3	-	-
Altri	-	1.1	0.2	2.4	0.1	0.7	-
Total parent company and associatec	-	**20.5**	**135.3**	**38.0**	**19.6**	**0.7**	-
Subsidiary companies							
Epsilon TV production S.r.l.	-	4.7	0.6	-	-	-	-
International Media Service LTD. (IMS)	-	-	-	-	-	1.0	-
Affiliates companies							
Fascino P.G.T.	-	-	7.2	-	39.2	-	-
Consorzio Aeromobili Fininvest (CAFIN)	-	-	1.7	-	5.1	-	-
Press TV S.p.A.	-	0.1	-	0.2	-	-	-
Titanus Elios S.p.A.	-	-	-	-	2.4	-	-
Auditel S.r.l.	-	-	-	-	4.4	-	-
Aprok Imagen S.L.	-	-	1.0	0.1	2.1	-	-
Europortal Jumpy España S.A.	0.3	0.5	0.1	0.2	0.4	-	-
Gsmbox España S.A.	-	1.9	0.1	3.1	0.1	-	-
Premiere Megaplex S.A.	1.7	-	-	-	-	0.1	-
Canal Factoria de Fiction S.A.	-	1.0	-	0.7	-	-	-
Multipark Madrid S.A.	-	-	-	-	-	(0.6)	-
Publieci Television S.A.	-	0.5	-	1.3	-	-	-
Altre	-	-	-	0.4	-	-	-
Total subsidiaries and affiliates	**2.0**	**8.7**	**10.7**	**6.0**	**53.7**	**0.5**	-
Other related parties	-	-	**0.1**	-	**0.5**	-	-
TOTAL	**2.0**	**29.2**	**146.1**	**44.0**	**73.8**	**1.2**	-

Relationships with *other related parties* refer to consulting relationships with companies from the Sin&rgetica Group.

In accordance with CONSOB communications no. 97001574 of February 20th, 1997 and 98015375 of February 27th, 1998, we inform you that the commercial relationships with the Fininvest Group as set out in the table above were subject to normal market conditions.

We point out that revenues from other companies belonging to the Fininvest Group and Mediolanum Group, mainly regarded the sale of television advertising spaces.

Consolidated balance sheet as of December 31st, 2003

(amounts in EUR millions)

ASSETS		31/12/2003	31/12/2002
A)	**RECEIVABLES FROM SHAREHOLDERS**	-	-
B)	**FIXED ASSETS**		
I	**Intangible fixed assets**		
1	start-up and expansion costs	1.8	1.9
2	research, development and advertising costs	1.4	1.4
3	industrial patents and intellectual property rights	14.9	13.5
4	concessions, licences, trademarks and similar rights		
	a) television rights	1,923.6	1,834.0
	b) trademarks	8.2	17.0
	c) concessions and licences	22.4	-
5	goodwill	9.7	15.1
6	intangible assets under formation and advances	175.4	132.4
7	other	7.9	5.6
8	differences arising from consolidation	308.4	12.1
Total		**2,473.7**	**2,033.0**
II	**Tangible fixed assets**		
1	land and buildings	101.7	67.0
2	plant and machinery	138.0	125.7
3	industrial and commercial equipment	23.8	17.1
4	other tangible fixed assets	30.3	22.8
5	fixed assets under construction and payments on account	19.5	11.8
Total		**313.3**	**244.4**
III	**Financial fixed assets**		
1	investments in:		
	a) subsidiary companies	0.2	5.5
	b) affiliated companies	21.2	289.0
	c) other companies	108.6	170.5
	Total	130.0	465.0
2	receivables:		
	a) due to affiliated companies	2.0	-
	b) other receivables:		
	- within 1 year	0.1	1.1
	- after 1 year	3.9	4.2
	Total	4.0	5.3
	Total	6.0	5.3
3	other securities	-	-
Total		**136.0**	**470.3**
TOTAL FIXED ASSETS (B)		**2,923.0**	**2,747.7**

Consolidated balance sheet as of December 31st, 2003

(amounts in EUR millions)

ASSETS		31/12/2003	31/12/2002
C)	**CURRENT ASSETS**		
I	**Inventory**		
1	raw materials, consumables and supplies	0.5	0.5
2	work in progress and semi-finished products	2.2	2.4
3	contracts in progress	-	18.7
4	finished goods and products	14.4	11.9
Total		**17.1**	**33.5**
II	**Receivables**		
1	trade receivables	795.1	612.5
2	due from subsidiary companies	4.7	6.1
3	due from affiliated companies	4.0	1.4
4	due from parent company	3.8	12.8
5	due from Fininvest Group and Mediolanum Group companies	16.7	9.1
6	other receivables:		
	- within 1 year	297.3	327.2
	- after 1 year	87.8	-
	Total	385.1	327.2
Total		**1,209.4**	**969.1**
III	**Financial assets** (which are not fixed assets)		
5	own shares	21.9	27.4
6	other securities	220.5	167.5
Total		**242.4**	**194.9**
IV	**Liquid funds**		
1	bank and postal deposits	286.1	203.7
3	cash in hand and cash equivalents	0.1	0.1
Total		**286.2**	**203.8**
TOTAL CURRENT ASSETS (C)		**1,755.1**	**1,401.3**
D)	**PREPAYMENTS AND ACCRUED INCOME**		
1	accrued income	0.4	1.7
2	prepayments	17.9	8.8
TOTAL PREPAYMENTS AND ACCRUED INCOME (D)		**18.3**	**10.5**
TOTAL ASSETS		**4,696.4**	**4,159.5**

Consolidated balance sheet as of December 31st, 2003

(amounts in EUR millions)

	SHAREHOLDERS' EQUITY AND LIABILITIES	31/12/2003	31/12/2002
A)	**SHAREHOLDERS' EQUITY**		
I	**Share capital**	614.2	614.2
II	**Share premium reserve**	739.7	739.7
III	**Revaluation reserve**	-	-
IV	**Legal reserve**	87.2	74.3
V	**Reserve for own shares**	21.9	27.4
VI	**Statutory reserves**	-	-
VII	**Other reserves**	118.6	112.3
VIII	**Retained earnings (losses)**	640.3	537.3
IX	**Profit (loss) for the year**	369.7	362.0
Total Group shareholders' equity		2,591.6	2,467.2
Shareholders' equity attributable to minority interests		240.9	1.5
TOTAL CONSOLIDATED GROUP SHAREHOLDERS' EQUITY AND ATTRIBUTABLE TO MINORITY INTERESTS (A)		2,832.5	2,468.7
B)	**PROVISIONS FOR RISKS AND CHARGES**		
1	for pension benefits and similar obligations	0.2	0.5
2	tax reserves	-	-
3	other reserves	125.0	37.1
TOTAL PROVISIONS FOR RISKS AND CHARGES (B)		125.2	37.6
C)	**EMPLOYEE SEVERANCE INDEMNITY**	106.9	100.5
D)	**PAYABLES**		
3	due to banks:		
	- within 1 year	400.0	259.5
	- after 1 year	304.2	300.2
	Total	704.2	559.7
4	due to other financial institutions:		
	- within 1 year	3.8	4.6
	- after 1 year	3.6	-
	Total	7.4	4.6
5	advance payments received	11.9	21.4
6	trade accounts:		
	- within 1 year	566.3	575.3
	- after 1 year	57.0	42.9
	Total	623.3	618.2
8	due to subsidiary companies	0.6	1.5
9	due to affiliated companies	10.1	8.5
10	due to the parent company	1.6	8.1
10bis	due to Fininvest Group and Mediolanum Group companies		
	- within 1 year	43.8	101.4
	- after 1 year	89.9	-
	Total	133.7	101.4
11	due to taxation authorities	39.1	138.2
12	due to social security institutions	15.5	12.6
13	other sums payable		
	- within 1 year	57.1	48.5
	- after 1 year	4.8	-
	Total	61.9	48.5
TOTAL PAYABLES (D)		1,609.3	1,522.7

Consolidated balance sheet as of December 31st, 2003

(amounts in EUR millions)

SHAREHOLDERS' EQUITY AND LIABILITIES		31/12/2003	31/12/2002
E)	ACCRUALS AND DEFERRED INCOME		
1	accruals	11.6	18.3
2	deferred income	10.9	11.7
TOTAL ACCRUALS AND DEFERRED INCOME (E)		22.5	30.0
TOTAL LIABILITIES		1,863.9	1,690.8
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		4,696.4	4,159.5

Consolidated balance sheet as of December 31st, 2003

(amounts in EUR millions)

OFF-BALANCE SHEET ITEMS	31/12/2003	31/12/2002
personal securities given	75.3	25.1
collateral security	-	-
commitments	1,923.0	1,706.1
contingencies	114.0	2.2
potential liabilities counter-guaranteed by the parent company	8.2	10.3
TOTAL OFF-BALANCE SHEET ITEMS	**2,120.5**	**1,743.7**

MEDIASET GROUP

Consolidated income statement as of December 31st, 2003

(amounts in EUR millions)

	INCOME STATEMENT	2003	2002
A)	**VALUE OF PRODUCTION**		
1	revenues from sales and services	3,029.3	2,280.0
2	changes in inventories of work in progress, semi-finished and finished goods	2.3	0.2
3	changes in contracts in progress	-	10.9
4	own work capitalised	69.7	44.9
5	other revenues and income	40.7	36.1
TOTAL VALUE OF PRODUCTION (A)		**3,142.0**	**2,372.1**
B)	**COST OF PRODUCTION**		
6	raw materials, consumables and supplies	49.0	35.3
7	services	748.5	554.1
8	leasing and rental	122.6	84.0
9	personnel expenses:		
	a) wages and salaries	280.4	215.8
	b) social security contributions	76.8	61.6
	c) employee severance indemnity	16.4	16.2
	d) pension benefits and similar obligations	0.6	0.3
	e) other expenses	5.3	6.3
	Total personnel expenses	379.5	300.2
10	amortisation, depreciation and write-downs		
	a) amortisation of intangible fixed assets	922.2	734.8
	b) depreciation of tangible fixed assets	60.0	44.1
	c) write-downs of fixed assets	17.6	4.0
	d) write-downs of receivables included in current assets and liquid funds	11.3	12.2
	Total amortisation, depreciation and write-downs	1,011.1	795.1
11	changes in the inventories of raw materials, consumables and supplies	0.7	0.3
12	provisions for risks	-	-
13	other provisions	9.6	6.5
14	sundry operating costs	43.4	38.1
TOTAL COST OF PRODUCTION (B)		**2,364.4**	**1,813.6**
DIFFERENCE BETWEEN VALUE AND COST OF PRODUCTION (A-B)		**777.6**	**558.5**
C)	**FINANCIAL INCOME AND (CHARGES)**		
15	income from investments		
	a) Fininvest Group and Mediolanum Group companies	1.0	-
	b) other companies	-	0.2
	Total income from investments	1.0	0.2
16	other financial income		
	a) from receivables included in fixed assets	0.1	0.1
	b) from securities included in fixed assets which are not investments	-	-
	c) from securities included in current assets which are not investments	7.3	10.2
	d) other income	98.8	87.9
	Total other financial income	106.2	98.2
Total financial income		**107.2**	**98.4**

Consolidated income statement as of December 31st, 2003

(amounts in EUR millions)

INCOME STATEMENT	2003	2002
17 interest and financial charges		
a) subsidiary companies	-	-
b) parent company	-	-
c) Fininvest Group and Mediolanum Group companies	-	-
d) other	(113.4)	(104.1)
Total interest and other financial charges	**(113.4)**	**(104.1)**
TOTAL FINANCIAL INCOME AND (CHARGES) (C)	**(6.2)**	**(5.7)**
D) ADJUSTMENTS TO THE VALUE OF FINANCIAL INVESTMENTS		
18 revaluations		
a) investments	1.0	14.3
19 write-downs		
a) investments	(85.3)	(62.1)
TOTAL ADJUSTMENTS TO THE VALUE OF FINANCIAL INVESTMENTS (D)	**(84.3)**	**(47.8)**
E) EXTRAORDINARY INCOME AND (CHARGES)		
20 income		
a) gains on disposals	-	0.1
b) other extraordinary income	3.1	2.8
Total extraordinary income	**3.1**	**2.9**
21 charges		
a) losses on disposals	-	(0.2)
b) other extraordinary charges	(4.1)	(10.6)
b1) income taxes for the previous years	(11.0)	
Total extraordinary charges	**(15.1)**	**(10.8)**
TOTAL EXTRAORDINARY INCOME AND (CHARGES) (E)	**(12.0)**	**(7.9)**
Profit before taxation	**675.1**	**497.1**
22 income taxes for the year		
a) current taxation	234.3	293.5
b) deferred taxation	12.2	(158.5)
Total income taxes for the year	**246.5**	**135.0**
26 GROUP PROFIT (LOSS) FOR THE YEAR	**428.6**	**362.1**
Profit (loss) attributable to minority interests	58.9	0.1
PROFIT (LOSS) FOR THE YEAR	**369.7**	**362.0**

MEDIASET GROUP

2003 Annual Report

Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements as of December 31st, 2003

STRUCTURE AND CONTENT

The consolidated financial statements as of December 31st, 2003 and these explanatory notes have been prepared in accordance with CONSOB resolution no. 11971 of May 14th, 1999 (and subsequent amendments) and with the regulations governing the preparation of consolidated financial statements introduced by Law Decree no. 127 of April 9th, 1991 to implement EEC Directive VII.

Evaluation criteria followed for the preparation of the consolidated financial statements as of December 31st, 2003 are in line with current regulations and the accounting policies recommended by the National Councils of Professional Accountants and Bookkeepers. In addition, financial statements of companies included in the consolidation have been adjusted as necessary to bring them in line with Group accounting policies and balance sheet schemes.

The consolidated financial statements as of December 31st, 2003 include the financial statements of Mediaset S.p.A. and of those companies in which it holds a direct or indirect absolute majority in the share capital and voting rights. The financial statements used to prepare these documents have been subject to the approval of the General Meetings of each company or the competent positions.

Mediaset Ireland Ltd., Epsilon TV Production S.r.l. and International Media Service Ltd have not been valued on a line-by-line basis, but at cost, even though these are directly or indirectly controlled by Mediaset S.p.A., since these companies are inactive or have a negligible effect.

It should be noted that, to enable the interpretation of performance in 2003 and to allow for homogeneous comparison with the previous year, these Notes have been drafted pointing out, for the relevant items, the effect of the line-by-line consolidation of the Telecinco Group, carried out for the first time in 2003, by showing changes in the balance sheet and income statement during the year, and the consolidated balance as of December 31st, 2003.

MAIN CHANGES IN THE CONSOLIDATION AREA AND INVESTMENTS/DISPOSALS OF EQUITY INVESTMENTS MADE IN 2003

Since 2003, due to the purchase of a 12% stake in **Gestevision Telecinco S.A.** and **Publiespana S.A.** share capital, the shareholding of the Mediaset Group has risen from 40% to 52%. Therefore, Telecinco Group is no longer evaluated by the net equity method, but consolidated on a line-by-line basis.

Gestevision Telecinco S.A., the parent company of privately-owned Spanish advertising-based television Telecinco, consolidates on a line-by-line basis the following subsidiaries:

- **Estudios Picasso Fabrica de Ficcion S.A.U.** (100%) active in the creation, production and distribution of television dramas, co-production of films and short series, purchase and marketing of television rights;

- **Grupo Editorial Telecinco S.A.U.** (100%) manages and use music rights used in television productions;
- **ATLAS Espana S.A.U.** (100%) has press agency operations and is in charge of production and editing of news programmes and other kinds of programmes for Telecinco and other local televisions through five local subsidiaries;
- **Mi Cartera Media S.A.U.** (100%) has multimedia production and distribution operations for economic and financial programmes/contents, as well as advertising and communication;
- **Cinematext S.A.** (60%) supplies subtitles for Telecinco and third parties.

Publiespana S.A., Telecinco's exclusive advertising concessionary, has interests in the following subsidiaries, consolidated on a line-by-line basis:

- **Publimedia Gestion S.A.U.** (100%) carries out marketing operations of advertising space in various media for Group companies and third parties;
- **Advanced Media S.A.U.** (100%) is active in the creation and making of multimedia communication projects.

In 2003, the consolidation area also changed as follows:

Mediadigit S.p.A.: this company, which it was decided to wind up and liquidate by a resolution on April 10th, 2003, was cancelled from the register of companies on December 1st.

Mediadigit International S.A.: on November 11th, 2003 the extraordinary General Meeting of this company deliberated its liquidation, and the procedure was completed on December 18th, 2003. On January 21st, 2004, the meeting's report was published in the "Memorial" of the deed collection of Luxembourg based companies.

Publieuros Ltd: this company, 100% owned by Mediaset Investment S.a.r.l., is no longer valued at cost but consolidated with the line-by-line method, in consideration of the current relevance of international operations for the Mediaset Group.

Publieurope International Ltd: this company, 100% owned by Publieuros Ltd, is consolidated with the line-by-line method in consideration of the current relevance of international operations for the Mediaset Group.

The following corporate operations also took place during 2003:

Videotime S.p.A.: in 2003,R.T.I. S.p.A. purchased from third parties 0.19% of the share capital of subsidiary company Videotime S.p.A.; therefore the Group's stake goes from 98.12% to 98.31%.

Fascino P.G.T. S.r.l. on June 25th, 2003 subsidiary company R.T.I. S.p.A. purchased 10% of the share capital of this company from Maurizio Costanzo and Maria de Filippi. By virtue of this purchase, the Mediaset Group's stake goes from 30% to 40%.

Convergenza S.C.A.: on July 29th, 2003 subsidiary company Mediaset Investment S.a.r.l. purchased 5% of the share capital of this company which is the owner of the private equity fund going by the same name.

Mediatrade S.p.A.: starting from January 1st, 2003 the legal, economic and fiscal effects have become valid of the merger by incorporation of this company in subsidiary company **R.T.I. S.p.A.**, an operation which was carried out by means of a deed executed on December 11th, 2002.

A complete list of the companies included in the consolidation area is provided in the relevant attachment.

CONSOLIDATION METHOD

The financial statements of subsidiary companies are consolidated on a line-by-line basis, replacing the book value of investments in these subsidiaries with their assets and liabilities.

The positive difference between acquisition cost and shareholders' equity reflected in the financial statements of subsidiaries at the time of their acquisition is recorded as adjustment of the relevant asset items based on the assessment made at the time of their acquisition. Any difference not allocated, is recorded as **difference arising from consolidation** and amortised using the methods indicated in the ***valuation criteria***. Any negative difference is recorded in the "consolidation reserve for future risks and charges", if it can be allocated following the estimate of negative economic results; otherwise, it is recorded among balance sheet reserves in the "consolidation reserve".

All unrealised inter-company receivables and payables, expenses and revenues and profits or losses are eliminated.

Minority interests in the shareholders' equity and the results for the year of consolidated companies are reported separately.

The financial statements of affiliated companies are included in the consolidated financial statements primarily on the basis of the net equity method.

Inactive subsidiary companies, and those whose financial statement figures are negligible, are not consolidated but recorded at cost.

VALUATION CRITERIA AND ACCOUNTING POLICIES

The valuation criteria and accounting policies used in preparing the consolidated financial statements as of December 31st, 2003 are the same as those used for the 2002 annual report.

It should be noted that, in line with the criteria already adopted when preparing the Mediaset Group consolidated financial statements as of December 31st, 2002, with regard to item "television rights", no adjustment to the valuation criteria used by the Telecinco Group has been made, since they have been considered as more appropriate with a view to a fair and correct representation of the Group's balance sheet and income statement situation. It is also worth pointing out that all appropriate reclassifications and adjustments have been made in order to have homogeneous schemes between those envisaged by Spanish civil code rules and those envisaged by Italian regulations.

Intangible fixed assets

Intangible fixed assets are recorded at purchase or production cost, including ancillary charges, and amortised on a straight-line basis over the period of their projected future use.

Start-up and expansion costs are recorded at purchase cost, including ancillary charges, and are amortised over five years.

This item primarily includes setting up costs and the registration fee on capital increases of consolidated companies.

Television rights for films and television series were recorded at appraisal value for the portion related to the transfer of the business of Reteitalia S.p.A. to Mediaset S.p.A. and at cost for the purchases made in 1994 and after.

Amortisation criteria, in line with the criteria adopted in the media industry, reflect the various modes of correlation between costs, audience and advertising revenues that can be associated with rights used by single-channel and multi-channel organisations.

Therefore, for the library of television rights available for broadcasting on multiple networks, in general the straight-line amortisation method was adopted, calculated over the period of the relevant contract and, in any event, over a period not exceeding 120 months, a method which reflects greater opportunities to exploit television rights, also in the light of the difficulty in identifying objective components for making a correlation between advertising revenues and the amortisation of rights. Regardless of the amortisation already charged if all showings made available under rights contracts have been used up, the remaining value is fully expensed.

For the library of television rights available for broadcasting on a single network, a generally decreasing amortisation criterion is used, connected with the number of showings available by contract and their actual broadcasting.

It should also be noted that, deviating from the general criteria of straight-line amortisation, rights to sports and news programmes are amortised almost entirely (90%) in the year the rights take effect, with the remainder being expensed the following year; rights to long-series dramas are amortised in the first year starting from their availability (70%) and in the following months (30%).

Concessions and licences include the right to use frequencies acquired by third parties for experimenting new digital terrestrial broadcasting (DTB) technologies; these licences are amortised starting from the moment when the asset is available for use until the end of the transitory period as is defined based on current regulations.

Trademarks are recorded at acquisition cost and amortised based on future revenue prospects and, in any event, over a period not exceeding 120 months.

Goodwill, recorded when acquired at a cost, is amortised over a period deemed to reflect future utility of the relevant operations and, in any case, over a period not exceeding 120 months.

Differences arising from consolidation are amortised over a period commensurate with the estimated profitability of the companies involved and, in any event, over a period not exceeding 120 months.

Other intangible fixed assets (***research, development and advertising costs, patents and intellectual property rights, concessions and other intangible fixed assets***) are recorded at acquisition or production cost, including ancillary charges, and amortised on a straight-line basis over the period of their estimated future utility.

Tangible fixed assets

Tangible fixed assets are recorded at acquisition, production or transfer cost. Cost includes ancillary charges, and the share of direct or indirect costs that can reasonably be allocated to the asset.

Tangible fixed assets are depreciated in each accounting period on a straight-line basis, using depreciation rates which are determined in relation to the remaining potential use of the assets.

For newly acquired assets, the depreciation rates used are:

– Buildings	3%
– Plant and machinery	10 - 20%
– Light construction and equipment	5 - 16%
– Office furniture and equipment	8 - 20%
– Motor vehicles	10 - 25%

Regardless of the depreciation already charged, if there is a permanent loss in value, the fixed asset in question is written down accordingly. If in future accounting years, the reasons for the write-down cease to be applicable, the original value is restored and adjusted only for depreciation.

All ordinary maintenance costs are charged in full to the income statement. Incremental maintenance costs are attributed to the related assets and depreciated over their residual useful life.

Leases

In case of finance leases for fixed assets, if their amount is large and the term is substantially shorter than the useful life of the relevant assets, reference is made to International Accounting Principle no.17. According to this principle, assets acquired on finance leases should be recorded in fixed assets, and a financial payable for the same amount should be recorded in liabilities. The payable is progressively reduced according to the reimbursement plan of capital quotas included in the leases envisaged by the contracts, while the value of the asset recorded in fixed assets is depreciated on a straight-line basis according to the economical – technical life of the asset.

Equity investments

Investments in significant subsidiaries and "other companies" are recorded using the equity method, investments in non significant or inactive subsidiary or affiliated companies and "other companies" are recorded using the cost method.

If the equity method is used, investments are recorded in the financial statements for an amount equal to the corresponding portion of the shareholders' equity, less dividends, and adjusted as required using the appropriate principles for preparing consolidated financial statements.

If the cost method is applied, the value recorded in the financial statements is determined on the basis of the purchase or subscription price, or the value attributed to assets transferred and is increased by the value of ancillary charges that can be reasonably allocated to the purchase or subscription price of the asset. The cost is reduced in the event of a permanent impairment of value if the subsidiary or affiliated companies incur losses and profits are not expected in the near future for an amount sufficient to offset the losses incurred. The original value is restored in subsequent accounting periods if the assumptions underlying the write-down no longer apply.

Inventory

Inventory is valued at the lowest between acquisition and production cost, including ancillary charges, and the estimated realisable value as can be determined according to market trends.

Receivables

Receivables are stated at their estimated realisable value. Receivables denominated in non EMU currencies were translated using December 31st, 2002 exchange rates, as determined by the European Central Bank. Hedging contracts are valued consistently with the receivables being hedged.

Financial assets (which are not fixed assets)

These assets are recorded at the lower of cost or estimated realisable value determined from the market situation. If written down, the lower value is not maintained in subsequent years, if the reason for the write down no longer applies.

As to own shares for stock option plans, the recorded value is determined based on the acquisition cost (method of the weighted average cost), or the lowest between book value, estimated realisable value determined from the market situation and value of exercising the option.

Prepayments and accrued income, accruals and deferred income

The items include portions of revenues and expenses common to two or more periods in accordance with the accruals concept.

Provisions for risks and charges

The provisions for risks and charges are created to cover certain or likely losses or liabilities for which the exact value or effective date could not be determined at the period end. Amounts provided reflect the best possible estimate on the basis of available information. Risks in respect of which only a liability might arise, are disclosed in the notes to the balance sheet without setting up a provision.

Employee termination indemnity

The provision for employee termination indemnity is established to cover the entire liability accruing to employees in accordance with current laws, collective agreements and local company agreements. This liability is subject to revaluation using indices.

Payables

Payables are stated at face value; those in non EMU currencies were translated using December 31st, 2003 exchange rate, as determined by the European Central Bank. Forward contacts used to hedge payables are valued consistently with the payables being hedged.

Revenue recognition

The main revenue flows are recognised as follows:

- for advertising, at the time the insert or advertising commercial appears;
- for goods, when they were shipped or delivered. If a right is rented, the related revenue is recognised in each year on an accruals basis according to the length of the rental contract;
- for services, at the time when such services are rendered;
- for rights, based on contract provisions.

Dividends

Dividends are recorded in the accounting period in which distribution is approved. The tax credit is accounted for in the accounting period that such dividends are received.

Financial instruments

In order to face the risk of changes in interest or exchange rages, the Mediaset Group stipulates derivative contracts to hedge specific operations or net exposure.

Financial instruments used to hedge exchange risk regarding assets and liabilities denominated in non EMU currencies are valued consistently with the assets and liabilities being hedged and booked by recognising income and charges in the income statement on an accruals basis.

For the recording of forward contracts in force at the end of the year, reference is made to that envisaged by Accounting Principle no. 26 and CONSOB communication no. DAC/28731 dated April 14th, 2000.

Interest differentials to receive or pay on interest rate swaps and equity swaps are recorded in the income statement on an accruals basis for the duration of the hedging.

With respect to equity swaps, at the end of the year the underlying amount is valued; if the valuation generates losses, these are prudently recorded in the income statement.

Interest differences accrued and not paid at the end of the year are recorded under item "Accruals".

Derivative contracts to hedge exchange rate risks are valued at the exchange rate at the closing date of the year, or at fair value, according to the type of derivative product. With respect to options, premiums paid are recorded under item C) *II) 6) Other receivables* and received premiums are recorded under item *D) 13) Other payables*.

Profits and losses are recorded in line with underlying assets, liabilities or commitments.

Income taxes

Income taxes are recorded, for each individual company, based on an estimate of taxable income as calculated under existing legislation, considering available exemptions and tax credits due.

Deferred taxation

Pursuant to accounting standard no. 25, deferred tax assets have been calculated by the individual companies based on timing differences between the value attributed to an asset or liability for taxation purposes and that attributed to it by the application of statutory criteria based on the rates in force at the moment timing differences are cancelled. Suitable adjustments in the event of a future change in the tax rate are made provided that the law providing for such a change has already been issued at the annual report drafting date.

Deferred taxation has also been provided in respect of adjustments arising from consolidation.

ADDITIONAL INFORMATION

Write-up of corporate assets according to Law no. 342 of November 21st, 2000

The value of Mediaset network trademarks, held by subsidiary company R.T.I. S.p.A., that were written up in 2000 in line with Law 342/2000, are recorded in the consolidated financial statements at their original recording value, to ensure a homogeneous application of accounting principles and the opportunity to compare Group's financial statements over time.

Exceptions permitted by article 2423 clause 4 of the Italian Civil Code

No exceptions to standard accounting practices as per article 2423 clause 4 of the Italian Civil Code were made in these financial statements.

Information note on the transition process to IAS/IFRS according to CESR recommendation no. 03-361b dated October 7th, 2003

As a result of European Regulation no. 1606 of July 2002 coming into effect, European companies whose shares are publicly traded on a regulated market are bound to adopt, starting from 2005, "International Financial Reporting Standards" (IAS / IFRS) when drafting their consolidated financial statements. In order to comply with the CESR (Committee of European Securities Regulators) recommendation, below is described the process with which Mediaset Group intends to deal with the transition to IAS/IFRS, in order to draft its consolidated accounts in 2005 according to the new standards.

Beginning with July 2003, Mediaset Group started some diagnosis operations aimed at identifying the main differences between accounting criteria that are currently applied in drafting its consolidated financial statements, in compliance with legal rules on company accounts interpreted and integrated according to Italian accounting principles and applicable IAS/IFRS provisions.

Analyses were developed considering both current IAS / IFRS applicable to the group, and the main changes in the proposals for a revision of these principles, which are currently not final.

Based on this analysis:

- foreseeable main areas of impact have been found and, as a consequence, priorities for action and analysis;
- subsequently, the preparation of an action plan was started, aimed at defining the adjustment of company processes and reporting systems, necessary in 2004 for the preparation out-of-the-accounts of the opening balance sheet situation at the *transition date* (that will imply the adjustment of Group balance sheet at 1.1.2004) as well as *pro-forma* information regarding the balance sheet and income statement situation in the 2004 quarterly, half year and annual accounts, which will be presented in 2005 for comparative purposes.

General principles

In general terms, the most significant changes brought about by IAS/IFRS regard issues that are strictly connected to the nature and quality of the information requested in the accounts (from the revision of the mandatory tables and their structure, to sector information and information

regarding financial risk hedging strategies) and also the extensive introduction of measuring models based on the "Fair value" and "Present value" criteria, though the historical cost criteria will still be allowed as an option to record significant balance sheet items such as tangible and intangible fixed assets.

The application of the new principles should therefore result in economic and financial information that better represents, in general, the situation of the company, though from a strictly accounting viewpoint, the extensive application of the "Fair value" rule could make results even significantly more volatile than at present.

Below are described the main differences and the most relevant areas for the Mediaset Group, defined on the base of evidence resulting from analyses carried out so far.

Consolidation area

In the first accounts consolidated according to IAS/IFRS, at the transition date, consolidation criteria envisaged by IAS 27 will be applied, which differ from current standards envisaged by Italian regulations since they extend the obligation of consolidation to subsidiaries that carry out dissimilar activities and any Special purpose Entities subject to actual control. The application of this standard should not have substantial relevance for the Mediaset Group, since as of December 31st, 2003 the only cases of subsidiaries not included in the consolidation area regard inactive companies or those of negligible size.

Intangible fixed assets

In compliance with IAS 38, most start-up and expansion costs, unlike current Italian regulations, are booked in the income statement. Start-up and expansion costs regarding share capital increases, funding operations and alike, will reduce the relevant shareholders' equity reserves or financings issued.

Development costs that meet the requirements stated in IAS 38 are capitalised on a mandatory basis.

The application of this principle is not particularly relevant for Mediaset since these items currently represent a marginal element with respect to the amount of Group operations.

The change currently being approved to present IAS 38 (ED 3) will further introduce the concept of intangible fixed asset with indefinite useful life, which will no longer be subject to amortisation; this principle also covers goodwill deriving from "business combinations". These fixed assets must be subject every year to an impairment test at the level of the smallest assets aggregate whose cash flows are largely independent of other cash flows (cash generating unit), comparing the book value with the relevant market value or "value of use".

The application of this principle in the version currently being approved will generate economic impacts for Mediaset, mainly in consideration of the cancellation of goodwill quotas regarding goodwill accounted for so far, for which especially the one generated by the consolidation of Telecinco is relevant. Net goodwill values recorded among Group operations will then be subject to the impairment test.

Tangible fixed assets

According to IAS 16, in the recently amended version, the single elements of a complex tangible fixed asset, characterised by different useful lives, are recorded separately to be then depreciated consistently with their duration ("*component approach*").

In particular, under this standard, the value of land must be separated from that of the building constructed on it, and only the building can be subject to depreciation; for Mediaset, this will mean analysing some elements mainly connected with own television stations located on leased land.

Financial instruments

According to the provision of IAS 39 version "*Financial Instruments: Recognition and Measurement*" approved by IASB in December 2003, financial instruments, depending on the destination allocated by the company to the investment, can be classified as:

- financial assets/liabilities for negotiation purposes, valued at *fair value* with their effects recorded in the income statement;
- investments to be held until their maturity date;
- loans and credits;
- financial activities ready for sale (among which non consolidated and non associated equity investments), valued at *fair value* with effects recorded in net equity

Investments to hold until their maturity date and loans and credits are valued at the cost that can be amortised, according to a method based on the calculation of the actual interest rate. The application of this classification to financial assets and liabilities of the Mediaset Group, among which the first and last of the examples described apply, will therefore imply effects from evaluation that are recorded in the income statement or in net equity, respectively.

According to IAS 39, derivative instruments are financial assets and liabilities recorded in the accounts at *fair value*.

Derivative contracts can be considered for negotiation or hedging purposes. To fall into *hedge accounting* the operation must be documents and effective in its action of effectively neutralising the risk to be hedged. The risk to be hedged is represented by changes in market value or cash flows of the hedged object.

In this case, the derivative instrument is recorded at *fair value* with its effect suspended at net equity; in the opposite case, this effect is recorded in the income statement. The application of this principle for the Mediaset Group is relevant mainly with reference to financial operations carried out to guarantee hedging against the risk of fluctuations in exchange rates for future commitments regarding the acquisition of television rights denominated in foreign currency.

Provision for risks and charges

Provisions for risks and charges are allocated exclusively with respect to a current commitment, resulting from past events, that can have legal, contractual nature or result from statements of behaviours of the company that determine valid expectations by the people concerned (implicit commitments).

Unlike that envisaged by Italian accounting standard, medium to long-term provisions shall be included in the accounts at current value and recorded in the income statement among the financial components of charges resulting after the initial recording because of the increase in liability associated with the passing of time.

Post-employment benefits

According to IAS 19, employee termination benefit (TFR) can be classified as a "post-employment benefit", of the "defined benefit plan" kind, whose already accrued amount must be projected to estimate the amount to pay when terminating the work relationship and subsequently discounted using the "Projected unit credit method" to make a reasonable estimate of the amount of benefits that each employee has already accrued as a result of working.

IAS 19 regarding the accounting treatment of Employee Benefits has therefore definitely established that it is not acceptable to record the liability in the accounts - according to Italian practice – based on which the employee termination benefit accrued is recorded in the accounts, assuming that all employees leave the company at the accounts date. At the transition date, the current value of this liability will have to be recalculated, according to the provisions of IAS 19.

Write-down of assets (impairment)

IAS/IFRS request that the existence of value losses ("*impairment*") of fixed assets is evaluated when there are indicators that lead to believe that such an issue may exist. However, this check must be made annually, even when these indicators are missing, in the following cases:

- for intangible fixed assets with non defined useful life or not yet available for use,
- for the goodwill acquired in a *business combinations* operation.

The possibility to recover the registered values is checked by comparing the accounting value booked in the accounts using the higher amount between net selling price and the usage value of the asset.

The usage value is defined based on the discounting of expected cash flows from the use of the asset (or from an aggregation of assets – the so called *cash generating units)* and its disposal at the end of its useful life.

This principle is relevant, considering the high incidence of intangible assets, mainly regarding television rights, and tangible assets with respect to the overall amount of the Group's invested capital, and therefore requests the preventive identification, in line with the Group organisation and business structure, of homogeneous aggregations of operations (so called *cash generating units*) at whose level the analysis must be carried out, according to the financial method envisaged by the principle.

First application of international accounting principles

At the transition date to the new principles, which corresponds to the beginning of the first period used for comparison (for the Mediaset Group this will be January 1st, 2004), a balance sheet situation must be prepared which:

- highlights all and only the assets and liabilities that are considered as such based on the new standards;
- classifies and evaluates assets and liabilities based on the values that would have resulted if the new IAS/IFRS had been applied retroactively.

The effect of the adjustment of the initial balance of assets and liabilities to the new standards will be determined with the net equity method.

The retroactive adoption of IAS, during the first application, is subject to a few exemptions if it determines costs higher than the information benefit generated.

Main exemption cases for the Mediaset Group should regard, among those envisaged, mainly operations of *aggregations of businesses*, that will not be subject to retroactive revision through the redetermination of the current value of assets and liabilities referred to the moment of the acquisition by the Group and that regarding the option of maintaining the historical cost as value of first booking for tangible and intangible fixed assets, whose subsequent evaluations will then follow the above mentioned rules established by IAS 36.

COMMENTS ON THE MAIN ASSET ITEMS

(amounts in EUR millions)

Fixed assets

Tables included in the attachments have been prepared for the three categories of fixed assets (intangible assets, tangible assets and financial assets). For each item, these tables show opening balances, movements during the year and closing balances.

For better understanding of the movements during the year, the effect arising from the consolidation of the Telecinco Group is stated separately.

Intangible fixed assets

Start-up and expansion costs include expenses associated with the start up or capital increase of consolidated companies.

	31/12/2003	31/12/2002
Start-up and expansion costs	1.8	1.9
Total	**1.8**	**1.9**

During the year, net increases of EUR 1.2 million were recorded, regarding the registration fee paid on the capital increase of subsidiary Mediaset Investment S.a.r.l.; overall decreases amounting to EUR 1.4 million may be attributed for EUR 1.1 million to amortisation quotas for the year.

For companies set up under Italian law, pursuant to article 2426 of the Civil Code, until these costs have been fully amortised, dividends may only be paid if there are sufficient free reserves to cover the balance of capitalised costs.

Research, development and advertising costs, whose balance at December 31st, 2003 was equal to EUR 1.4 million (EUR 1.4 million at December 31st, 2002), mainly includes the capitalisation of consulting expenses for the creation of in-house information systems. The effect arising from the consolidation of the Telecinco Group amounts to EUR 0.8 million. The decrease in the year, equal to EUR 1.8 million, is attributable to amortisation quotas for EUR 0.9 million.

Patents and intellectual property rights shows the following balances:

	31/12/2003	31/12/2002
Industrial patents and intellectual property rights	14.9	13.5
Total	**14.9**	**13.5**

The balance for the year, equal to EUR 14.9 million, EUR 2.7 million of which regarding the consolidation of the Telecinco Group, is a year on year increase of EUR 13.6 million (EUR 2.1 million regarding the Telecinco Group), mainly as a result of software purchased and updated regarding the new computer platform for company administrative systems. Among the increases, EUR 4.1 million (EUR 1.3 million regarding the Telecinco Group) represents payments on account to suppliers which were classified at December 31st, 2002 as **intangible assets under formation and advances.**

Decreases totalling EUR 15.3 million mainly related to amortisation quotas for the year, EUR 2.3 million of which regarding the consolidation of the Telecinco Group.

Concessions, licences, trademarks and similar rights include the following:

	31/12/2003	31/12/2002
Television rights	1,923.6	1,834.0
Trademarks	8.2	17.0
Concessions	22.4	-
Total	**1,954.2**	**1,851.0**

Television rights, equal to EUR 1,923.6 million, EUR 183.3 million of which regarding the consolidation of the Telecinco Group, increased during the year by a total of EUR 706.4 million, EUR 136.9 million of which regarding the Telecinco Group.

On a like-for-like basis, increases for the year refer to purchases for EUR 489.9 million and advance payments previously made to suppliers following the finalising of the related contracts during the year or the completion of productions and classified at December 31st, 2002 under ***intangible assets under formation and advances***, for EUR 82.8 million. As to purchases, it is pointed out that EUR 99.7 million relates to acquisitions from subsidiary Medusa Film S.p.A., and EUR 27.3 million refer to advances, again relating to contracts with Medusa Film S.p.A., that were classified in previous years under ***intangible assets under formation and advances*** and were capitalised in the year under rights.

During the year, increases regarding the Telecinco Group amounted to around EUR 136.9 million and relate to the purchase of television rights for EUR 108.8 million and capitalisations of advances classified last year under ***intangible assets under formation and advances*** for EUR 28.1 million.

Overall decreases for the period of EUR 847.1 million were due to amortisation and write-down quotas for the year totalling EUR 841.4 million (EUR 696.5 million in 2002), of which EUR 178.1 million regarding the Telecinco Group, cancellations of prior year contracts for EUR 3.9 million and EUR 1.8 million regarding the sale of rights within the rights distribution activity carried out by the Telecinco Group

Rights that have not come into effect at December 31st, 2003 amount on the whole to around EUR 352.5 million (EUR 435.8 million approx. at December 31st, 2002).

In addition, around EUR 0.8 million (EUR 2.8 million at December 31st, 2002) of rights remain from the transfer of the business activity of Reteitalia S.p.A., the value of which was based on a special appraisal prepared at the time of the transfer.

Trademarks, equal to EUR 8.2 million, EUR 1.0 million of which regarding the Telecinco Group, refer to the brands of the three Mediaset networks, television production trademarks and the "Jumpy" brand. The last of these was registered in 2001, following the acquisition of the business activity from Jumpy S.p.A. regarding the publishing operations of the Jumpy online portal, at the cost corresponding to the value determined on the basis of an out-of-court appraisal by an independent consultant whose objective was that of attributing an analytical value to acquired assets and liabilities. This brand is amortised on 120 months based on its estimated future utility.

Decreases in the year, equal to EUR 10.0 million, are a result of amortisation quotas.

The revaluation of Canale 5, Italia 1 and Retequattro trademarks carried out on December 31st, 2000 by subsidiary company R.T.I. S.p.A. according to law 342/2000 is reversed in the consolidated financial statements as is described in the section of these notes devoted to ***Valuation criteria and accounting principles – Other information***.

Concessions and licences, equal to EUR 22.4 million, include investments made during the year for the acquisition of frequencies from local broadcasters for the development of the broadcasting system for Terrestrial Digital Television. Decreases, equal to EUR 5.6 million refer to 2003 amortisation quotas calculated over a period of 30 months starting from the moment when the right to use these frequencies (according to the provisions of Law no. 66 dated March 20th, 2001 which determines December 31st, 2005 as the deadline of the period envisaged for experimentation activities) becomes available after obtaining authorizations from the competent authorities.

Goodwill, equal to EUR 9.7 million, consists of the goodwill generated following the acquisition of publishing operations of the online portal "Jumpy" entered on the basis of the previously mentioned independent appraisal and amortised over 120 months starting from the date of its registration.

Decreases in the year, equal to EUR 5.4 million, refer to the amortisation quotas of such goodwill and to the final amortisation quota of the goodwill generated following the transfer of the business activity from Reteitalia S.p.A. to Mediaset S.p.A. in 1993.

Intangible assets under formation and advances, amounted to EUR 175.4 million at December 31st, 2003 (EUR 132.4 million at December 31st, 2002), EUR 64.0 million of which belonging to the del Telecinco Group. They mainly consist of advance payments made to suppliers for the acquisition of rights, advances paid for dubbing services, for options on the completion of programmes and production start-ups. These advances include EUR 39.7 million (EUR 38.8 million at December 31st, 2002), paid to Medusa Film S.p.A., a Fininvest Group company operating in the film industry under contracts which will see Mediaset Group acquire exclusive rights to films made and distributed by Medusa Film S.p.A. The price of these rights is contractually determined based on elements connected to the box-office takings of single films in Italian movie theatres.

Increases regarding the Telecinco Group amounted to EUR 34.3 million and are almost entirely attributable to advances paid to providers of TV rights and advances paid for the production of serial dramas.

On a like-for-like basis, increases for the year, totalling EUR 77.9 million (EUR 95.5 million at December 31st, 2002) primarily consisted to advances paid to suppliers of TV rights and advances paid for the production of long serial dramas (EUR 21.9 million). Medusa Film S.p.A. received advances for EUR 28.1 million.

Decreases amounted to EUR 131.5 million. They mainly resulted from the completion of productions and the finalisation of contracts under negotiation at December 31st, 2002, with subsequent reclassification to ***television rights*** for EUR 82.8 million. The portion of decreases pertaining to the Telecinco Group amounts to EUR 32.6 million.

Other intangible assets, whose balance at December 31st, 2003 amounted to EUR 7.9 million (EUR 5.6 million at December 31st, 2002), mainly regarded leasehold improvements.

Increases in the year, equal to EUR 6.3 million, are mainly attributable to works carried out on television posts, recording studios and leased premises, and particularly to the renovation and furnishing works in rented buildings.

Decreases, totalling EUR 4.0 million, are almost exclusively (EUR 3.8 million) due to amortisation quotas during the year.

Differences arising from consolidation equal to EUR 308.4 million include, net of amortisation, the differences between the book value and the corresponding shareholders' equity of consolidated companies insofar as it could not be attributed to specific fixed assets.

The change of EUR 296.3 million with respect to December 31st, 2002 can be attributed to the line-by-line consolidation of the Telecinco Group for EUR 300.3. EUR 230.9 million of this change concerns the purchase of a 12% stake in Publiespana S.A. and Gestevision Telecinco S.A share capital, EUR 112.6 million refers to the reclassification of the goodwill included in the value of subsidiaries valued by the equity method until December 31st 2002 under *Differences arising from consolidation*, while EUR 43.2 million relates to the amortisation quotas for the year. This change also includes purchases by Group companies of minority stakes in already controlled companies for EUR 0.2 million and the relevant amortisation quotas for EUR 4.2 million.

Tangible fixed assets

Changes with respect to the same period in the previous year are attributable to both the consolidation of the Telecinco Group and the expansion of the signal broadcasting network and the updating of technical equipment for television studios. Purchases for the year regard the following asset categories:

- buildings: EUR 9.2 million, EUR 8.0 million of which regarding the Telecinco Group;
- plants and machinery: EUR 29.5 million, EUR 3.4 million of which regarding the Telecinco Group;
- industrial and commercial equipment: EUR 4.9 million, EUR 0.8 million of which regarding the Telecinco Group;
- other tangible fixed assets: EUR 8.7 million, EUR 2.0 million of which regarding the Telecinco Group.

The effect arising from the consolidation of the Telecinco Group relates to the following asset categories:

- buildings: EUR 32.0 million;
- plants and machinery: EUR 15.7 million;
- industrial and commercial equipment: EUR 5.8 million;
- other tangible fixed assets: EUR 6.8 million;

Overall decreases in the year in these asset categories, equal to EUR 68.9 million, mainly resulted from amortisation for the year for EUR 60.0 million and disposals for EUR 8.3 million.

Fixed assets under construction and payments on account amounted to EUR 19.5 million, EUR 0.8 million of which regarding the consolidation of the Telecinco Group. This item shows an increase in the year of EUR 17.5 million related to projects already started but still under way, mainly regarding digital multiplex systems and other broadcasting equipment. Decreases of EUR 11.1 million are connected to the stipulation of contracts and subsequent capitalisation in the relevant balance sheet items.

Financial fixed assets

Investments

The following investments are valued by means of the **equity method**:

	31/12/2003	31/12/2002
Affiliated companies:		
Gestevision Telecinco S.A.	-	230.9
Publiespana S.A.	-	43.2
Multipark Madrid	2.4	-
GSMBOX Espana	0.7	-
Fascino P.G.T. S.r.l.	6.0	4.7
Aprok Imagen S.L.	0.6	-
Publieci Television S.A.	0.8	-
Canal Factoria de Fiction S.A.	0.2	-
Titanus Elios S.p.A.	9.0	8.9
Premiere Multiplex S.A.	0.1	-
Other companies:		
Albacom S.p.A.	-	68.0
Total investments recorded using the net equity method	**19.8**	**355.7**

Changes during the year mainly regard:

- companies Gestevision Telecinco S.A. and Publiespana S.A., that until 2002 had been valued by the equity method for an overall amount of EUR 274.1 million, were consolidated on a line-by-line basis starting from 2003. Financial fixed assets therefore now include investments in associated companies held by the companies which are part of the Telecinco Group, whose overall balance at December 31st, 2003 was equal to EUR 4.8 million and refers to the following:
  - Multipark Madrid S.A.: producer of audiovisual and interactive contents for television;
  - Aprok Imagen S.L.: carries out press agency operations;
  - Canal Factoria de Ficcion S.A.: digital channel specialised in broadcasting Spanish and foreign drama;
  - Europortal Jumpy Espana S.A: develops contents for the Internet and has the exclusive agreement for the management and development of Telecinco web site;
  - GSMBOX Espana S.A.: vertical portal dedicated to mobile telephony, SMS messages and Internet services;
  - Premiere Megaplex S.A.: manages owned cinema theatres;
  - Publieci Television S.A.: manages the direct sale of products and services.
- the purchase of a 10% stake in the share capital of company Fascino PGT S.r.l , for an overall amount of EUR 1.9 million;
- Albacom S.p.A.: this investment was written down by a total of EUR 79.8 million to include pro–quota losses deriving from the economic and balance sheet situation of the Albacom Group at December 31st, 2003 and the cancellation of remaining goodwill value for EUR 6.5 million in order to reflect the revision of company plans currently under way. Because of this write down, the value of the investment was totally zeroed and the loss exceeding the value of the investment, equal to EUR 11.8 million, was allocated to the provisions for risks and charges.

For a more detailed analysis of changes in investments, refer to the comments on the income statement for the effects of the valuation by the equity method and to the analysis of changes in financial assets to see the effect arising from the consolidation of the Telecinco Group.

The following investments were valued at **cost**:

	31/12/2003	31/12/2002
Subsidiaries		
Publieruos Ltd.	-	5.4
Other	0.1	0.1
Affiliated companies:		
Consorzio Aeromobili Fininvest	0.2	0.2
Veleno S.p.A.	1.0	1.0
Other	0.2	0.1
Other companies		
Holding di Partecipazioni Aziendali S.p.A. (HOPA)	96.4	96.4
Euromedia Luxembourg Two S.A.	5.4	5.4
Convergenza SCA	4.8	-
Other	2.0	0.7
Total investments valued at cost	**110.1**	**109.3**

Changes during the year mainly regard:

- Publieuros Ltd: starting from the consolidated financial statements as of December 31st, 2003 this investment is no longer valued at cost but is consolidated on a line-by-line basis;
- the inclusion in financial fixed assets of investments valued at cost and belonging to the Telecinco Group, which totalled EUR 0.6 million at December 31st, 2003;
- Convergenza S.C.A.: the 5% stake in the share capital of this Luxembourg company, owner of the Convergenza private equity fund, is booked at purchase value, equal to EUR 4.8 million, corresponding to the pro-quota value of the company shareholders' equity resulting from the approved balance sheet at December 31st, 2002;
- TV Breizh S.A.: subsidiary company Mediaset Investment subscribed a share capital increase totalling EUR 1.9 million, thus increasing its stake from 12.93% to 14.35%, and wrote down EUR 1.0 million to include the part of losses pertaining to the company which had been accrued at December 31st, 2003 and considered unlikely to be recovered based on currently available company plans
- As was already mentioned in the financial statements as of December 31st, 2002, the value of the 2.73% shareholding in the share capital of HOPA S.p.A. for EUR 96.4 million and backed at the moment of its acquisition by an export assessment stating the correctness of this value, was EUR 22.8 million higher than the corresponding share of net equity resulting from HOPA's consolidated financial statements at December 31st, 2002. The book value is kept in the financial statements at December 31st, 2003 also in consideration of the positive results achieved by the company based on the balances at December 31st, 2003, as examined by the Board of Directors of the company on February 17th, 2003.

Attached is a list indicating the information required for each subsidiary and affiliated company by current regulations on consolidated financial statements.

Further information about investments during the year can be found in the Report on Operations.

Receivables

This item includes medium and long-term receivables to which no value adjustments have been made.

Receivables from other associated companies amounted to EUR 2.0 million and refer to loans granted by Gestevision Telecinco S.A. to the associated companies Premiere Megaplex S.A. and Europortal Jumpy Espana S.A..

Receivables from other companies, whose balance at December 31st, 2003 amounted to EUR 4.0 million (EUR 5.3 million at December 31st, 2002), include EUR 1.2 million receivables in guarantee deposits made for leases and utilities and EUR 2.8 million due from taxation authorities for advance taxation paid on the Employee Termination indemnity reserve. Of the total balance, EUR 3.9 million is due after more than one year.

Current assets

Inventory

At the end of the year, this item consisted of:

	Gross	Write-downs	31/12/2003 Net Value	31/12/2002 Net Value
Raw and ancillary materials, consumables	3.5	(3.0)	0.5	0.5
Work-in-progress and semi-finished products	2.2	-	2.2	2.4
Contracts in progress	-	-	-	18.7
Finished products and goods	18.2	(3.7)	14.4	11.9
Total	**23.9**	**(6.7)**	**17.1**	**33.5**

Raw materials, consumables and supplies primarily include spare parts for radio and television equipment; the write-down concerns slow-moving items, which have been written down to their estimated realisable value.

Work in progress and semi-finished products primarily consist of screenplays and television productions in progress.

Existing ***contracts in progress*** at December 31st, 2002 refer to television productions made on commission which were object of trading operations during the year and capitalised under the item Rights.

Finished goods and products primarily include::

- television productions held by R.T.I. S.p.A. totalling EUR 11.4 million (EUR 8.7 million at December 31st, 2002);
- television broadcasting equipment and equipment for system construction purposes totalling EUR 3.0 million (EUR 3.2 million at December 31st, 2002).

Receivables

At the end of the year, this item could be broken down as follows:

	Balance at 31/12/2003			
		Due		Balance at
	Total	within 1 year	after 1 year	31/12/2002
Receivables from customers	795.1	795.1	-	612.5
Receivables from subsidiaries	4.7	4.7	-	6.1
Receivables from affiliated companies	4.0	4.0	-	1.4
Receivables from parent company	3.8	3.8	-	12.8
Receivables from Fininvest Group and Mediolanum Group companies	16.7	16.7	-	9.1
Other receivables	385.1	297.3	87.8	327.2
Total	**1,209.4**	**1,121.6**	**87.8**	**969.1**

Trade receivables

	31/12/2003		
	Gross	Write-down	Net value
Receivables from customers due within one year	853.7	(58.6)	795.1
Receivables from customers due after one year	-	-	-
Total	**853.7**	**(58.6)**	**795.1**

Trade receivables primarily relate (EUR 735.8 million net of the allowance for doubtful accounts) to the sale of advertising space (EUR 542.8 million at December 31st, 2002), EUR 120.4 million of which relating to the Telecinco Group net of the allowance for doubtful accounts for EUR 11.5 million and EUR 2.6 regarding Publieurope International Ltd. The remainder, of which EUR 16.7 million relate to the Telecinco Group, consists of receivables for the sale fo rights and television productions and for the sale of radio and television equipment. No receivables are due after one year.

The allowance for doubtful accounts reflects adjustments to bring receivables in line with their estimate realisable value. During the year, EUR 8.1 million of the allowance for doubtful accounts was utilised, mainly in respect of losses on advertising clients, while a further EUR 12.6 million was provided.

Receivables sold to factoring companies without recourse totalled EUR 300.7 million (EUR 282.2 million at December 31st, 2002). Receivables not yet collected at December 31st, 2003 amounted to EUR 85.7 million; none of these receivables was collected in advance.

Receivables due from subsidiary companies, affiliated companies, parent company and Fininvest Group and Mediolanum Group companies

This item includes short-term receivables and may be analysed as follows:

	31/12/2003	31/12/2002
Receivables from subsidiaries	4.7	6.1
Receivables from affiliated companies	4.0	1.4
Receivables from parent company	3.8	12.8
Receivables from Fininvest Group and Mediolanum Group companies	16.7	9.1
Total	**29.2**	**29.4**

The above receivables, which do not include amounts due after more than one year, are all considered to be recoverable and, accordingly, no value adjustments have been made in respect of them.

Receivables due from subsidiary companies refers to funds given to subsidiary company Epsilon TV Production S.r.l., already accounted for at December 31st, 2002.

Receivables from affiliated companies mainly concerns EUR 3.9 million owed to the Telecinco Group from its affiliated companies.

Receivables due from parent company, relating to Fininvest S.p.A., regard requests for compensation made by Group companies, under the guarantee issued by Fininvest S.p.A. to Mediaset S.p.A. and its subsidiary companies on June 6th, 1996, and expired on December 31st 2002, equal to EUR 3.5 million (for further information, refer to the section in the memorandum accounts "*Potential liabilities guaranteed by parent company Fininvest S.p.A.*"), and recharged services amounting to EUR 0.3 million.

Receivables due from Fininvest Group and Mediolanum Group companies mainly relate to the sale of advertising and recharged services.

For a detailed breakdown of these items, please see the table covering relations with Fininvest Group and Mediolanum Group companies, included in the Report on Operations.

Other receivables

This item is made up as follows:

	31/12/2003	31/12/2002
Due from taxation authorities	211.2	214.5
Advances to suppliers, temporary staff and agents	27.8	25.4
Advances to employees	1.3	1.1
Transfer of receivables	89.9	63.6
Other	54.9	22.6
Total	**385.1**	**327.2**

The above receivables include amounts due after more than one year for EUR 87.8 million.

Receivables due from taxation authorities include EUR 174.7 million of tax assets paid in advance regarding temporary differences between the value attributed to assets and liabilities for tax purposes, and that attributed to assets and liabilities by applying criteria for the statutory financial statements and adjustments for consolidation. This amount is the balance sheet result of receivables for taxes paid in advance minus payables for deferred taxes. Both items have been calculated based on tax rates in force as of January 1st, 2004, corresponding to the tax rates that are presumed to be applied at the moment when such differences will be registered. This item was adjusted to include the effect deriving from the tax rate reduction from 34% to 33% following the cancellation of IRPEG and the introduction of IRES (corporate income tax) envisaged by law decree no 344 dated 12/12/2003 and the increase in the IRAP rate (regional tax) for Mediaset S.p.A (to 5.25% in Lombardy and 4.75% in Lazio) following the registration of this company in the relevant section envisaged by article 113 of the list mentioned in article 106 et seq of Law decree 385/1993 (Consolidated Act of laws about banks and credit institutions). The adjustment implied an overall charge of EUR 3.0 million.

Also included was EUR 4.1 million in amounts receivable for direct taxes relating to previous periods, of which EUR 3.3 million carried forward while reimbursement has been requested for the remaining EUR 0.8 million. These amounts are payable within the period.

The balance also includes income taxation paid on account for EUR 26.0 million, (EUR 3.2 million of which belonging to the Telecinco Group), which is the remainder after offsetting such advances for each company with the relevant amount of taxes due.

Advances to suppliers, outside contractors and agents include advance payments made to advertising area consultants and suppliers amounting to EUR 2.2 million, to suppliers, artists and other professionals for television productions amounting to EUR 25.5 million and to sundry suppliers amounting to EUR 0.1 million.

Advances to employees consists primarily of sums advanced for business travel.

Factored receivables comprises the amounts due from factoring companies, following the sale of trade receivables without recourse, which had not been settled by the factoring company at year end.

Other receivables mainly include:

- EUR 42.8 million regarding the interest bearing loan paid to Albacom S.p.A on the basis of the financing agreement stipulated on February 24th, 2003;
- EUR 1.1 million regarding the loan made in 2002 by subsidiary company Mediaset Investment to Tv Breizh S.A..

The change over last year, equal to EUR 32.3 million, is mainly attributable to payments made to Albacom S.p.A.

Financial assets (which are not fixed assets)

Own shares

This item includes Mediaset S.p.A. shares purchased following the decisions taken by the General Meetings held on April 20th, 2000, April 9th, 2001 and April 24th, 2002 which authorise the Board of Directors to make purchases for a maximum amount of 30,000,000 shares (2.54% of share capital). This authorisation is valid until the approval of accounts as of December 31st, 2003, and in any case for no more than 18 months from the date of the meeting's decision.

The value of own shares owned at December 31st, 2003 amounts to EUR 21.9 million, (EUR 27.4 million at December 31st, 2002) equal to no. 3,064,000 shares.

These shares are to be used for the Stock Option Plan approved by the Stock Plan Committee based on the meeting's decision of April 9th, 2001, No adjustments were made since the share market value at December 31st, 2003 was higher than the book value. It should be noted that these option rights can be exercised as from January 1st, 2004.

During the year, in order to stabilise the share performance and for needs connected to the approved Stock Option Plans, a total of 3,523,251 shares were purchased, for an amount of EUR 26.6 million and 4,290,332 shares were sold for an amount of EUR 32.1 million. The overall economic effect of these operations generated a net income amounting to EUR 1.2 million.

Other securities

This item amounts to EUR 220.5 million, and includes:

- shares and bonds held worth EUR 103.4 million (EUR 57.2 million at December 31st, 2002) net of a write-down of EUR 1.8 million to bring them in line with market value, EUR 49.8 million of which related to subsidiary company Mediaset Investment S.a.r.l. and EUR 53.6

million related to Gestevision Telecinco S.A. On a like-for-like basis, the change over the previous year refers to ordinary operations on the securities' portfolio;

- investment fund units of EUR 117.1 million (EUR 110.3 million at December 31st, 2002), EUR 105.1 million of which purchased by subsidiary company Mediaset Investment S.a.r.l. and managed by the relative fund management company in which it has a stake, and EUR 12.0 million related to subsidiary company Gestevision Telecinco S.A. On a like-for-like basis, the change over the previous year is attributable to the disposal of units by the fund management company.

Liquid funds

This item is made up as follows:

	31/12/2003	31/12/2002
Bank and postal deposits	286.1	203.7
Cash in hand and cash equivalents	0.1	0.1
Total	**286.2**	**203.8**

This item includes EUR 189.6 million regarding the consolidation of the Telecinco Group. The change in liquid funds, net of this increase, shows a reduction of EUR 107.2 million mainly attributable to the use of liquid funds for the purchase of a 12% stake in Gestevision Telecinco S.A. and Publiespana S.A. In consideration of the actual availability of financial resources at the end of the year, payments made by customers by the end of the year have been included in liquid funds, though notice was given by the banks in the first days of the following year.

Net financial position

The net financial position of the Mediaset Group at December 31st, 2003, compared with the position at December 31st 2002, is as follows:

	31/12/2003	31/12/2002
Liquid funds	286.2	203.8
Financial assets and securities (which are not fixed assets)	226.1	189.8
Total financial assets	**512.3**	**393.6**
Due to banks	(704.2)	(559.7)
Due to other financial institutions:		
Factoring companies	(2.2)	-
Lease companies	(4.1)	(4.6)
Other	(1.1)	(0.1)
Total financial liabilities	**(711.6)**	**(564.4)**
Net financial position	**(199.3)**	**(170.8)**

Financial liabilities are shown above only for the purpose of reporting the net financial position of the Mediaset Group at December 31st, 2003 and comparing it with that at December 31st, 2002. For a more detailed analysis, reference should be made to the Directors' Report on Operations. The contribution of the Telecinco Group to the overall net financial position of the Mediaset Group amounted to EUR 252,1 million. It should be noted that item **Securities and financial assets which are not fixed assets** does not include own shares for the approved Stock Option Plans amounting to EUR 21.9 million, but instead includes the EUR 4.7 million receivable from subsidiary company Epsilon TV Production S.r.l., registered among **Receivables from subsidiary companies**.

Prepayments and accrued income

	31/12/2003	31/12/2002
Accrued income	0.4	1.7
Deferred charge	17.9	8.8
Total	**18.3**	**10.5**

Accrued income almost entirely refers to the splliting into instalments on an accruals basis of the positive deadlines of hedging operations of foreign exchange risks existing at December 31st, 2003.

Prepayments relates to bartering arrangements involving the subsidiary company Promoservice Italia S.r.l., amounting to EUR 4.4 million, as well as rent payable, sundry services and insurance premiums not pertaining to the period.

The change over the previous year is mainly attributable to charges incurred following the purchase of the right of usufruct referred to ordinary dividends that will be distributed by December 15th, 2004 on the 10% stake held in Gestevision Telecinco S.A. and Publiespana S.A. by ICE Finance B.V.

COMMENTS ON THE MAIN SHAREHOLDERS' EQUITY AND LIABILITIES ITEMS

(amounts in EUR millions)

Shareholders' equity

Movements in shareholders' equity are provided in an attachment as is a reconciliation of the shareholders' equity of Mediaset S.p.A. to consolidated shareholders' equity.

The main items making up shareholders' equity and the movements therein during the year were as follows:

Share capital

At December 31st, 2003 the share capital of the Mediaset group, which is the same as that of the parent company, was fully subscribed and paid up and consisted of 1,181,227,564 shares with a par value of EUR 0.52 each for a total of EUR 614.2 million. No changes occurred during the year.

Share premium reserve

At December 31st, 2003 the share premium reserve, which is the same as that of the parent company, amounted to EUR 739.7 million. No changes occurred during the year.

Legal reserve

At December 31st, 2003 this reserve amounted to EUR 87.2 million (EUR 74.3 million as of December 31st, 2002). It increased during the year following the allocation of 5% of 2002 net profit of Mediaset S.p.A., as approved by the General Meeting held on April 16th, 2003. This reserve is the same as that reported in the financial statements of the parent company.

Reserve for own shares

At December 31st, 2003 the reserve for own shares amounted to EUR 21.9 million, (EUR 27.4 million at December 31st, 2002) equal to the value of shares registered under item **Financial assets which are not fixed assets,** pursuant to article 2357 of the Italian civil code. During the year, the company bought and sold 3,523,251 and 4,290,332 of its own shares, respectively.

Other reserves

At December 31st, 2003 other reserves amounted to EUR 118.6 million (EUR 112.3 million at December 31st, 2002); the increase amounted to EUR 6.3 million approx., and was the result of the following movements:

- withdrawal of EUR 1.7 million from the extraordinary reserve, according to the General Meeting's decision of April 16th, 2003, to supplement the profit for the year, for the distribution of dividends;
- transfer of EUR 5.5 million to the extraordinary reserve from the reserve for own shares;
- registration of the consolidation reserve for EUR 2.5 million generated by the line-by-line consolidation of Publieuros Ltd and Publieurope International Ltd.

Other reserves also include EUR 8.9 million in capital grants (unchanged with respect to December 31st, 2002), taxes are deferred on 50% of the grants received and this portion of grants will be included in the income for the year if utilised for purposes other than to cover losses.

The remaining portion of the grants is taxed over ten years and is recorded here net of deferred tax.

Retained earnings

This item has increased following the retention of a position of consolidated net profit for the year ended December 31st, 2002 and decreased due to dividends paid during the year (EUR 247.4 million).

Profit for the year

This item includes the net profit for the year, from January 1st to December 31st, 2003, equal to EUR 369,7 million.

Group shareholders' equity and reserves attributable to minority interests

The make up of this item and movements therein are set out below:

	31/12/2003	31/12/2002
Share capital and reserves	182.0	1.4
Profit/(loss) for the year	58.9	0.1
Total	**240.9**	**1.5**

The increase in Shareholders' equity and reserves during the year is almost exclusively attributable to the effect arising from the consolidation of the Telecinco Group .

Provision for risks and charges

The make up of these reserves and movements therein are set out below:

	1/1/2003	Allocations	Uses	Other changes	31/12/2003
1. Provision for pension benefits and similar obligations	0.5	0.7	(0.9)	-	0.2
2. Provision for taxation:					
deferred taxes	-	-	-	-	-
current taxes	-	-	-	-	-
3. Other provisions	37.1	58.4	(32.5)	62.0	125.0
Total	**37.6**	**59.1**	**(33.4)**	**62.0**	**125.2**

(*) Other changes include the change to the consolidation area regarding the value at January 1st, 2003 of the Telecinco Group

Provision for retirement benefits and similar obligations (item 1) mainly consist of the supplementary social security reserve established pursuant to the supplementary corporate agreement stipulated on July 4th, 1992 and incorporated in the supplementary corporate agreement of January 13th, 1997.

With regards to contingent tax liabilities, no provision has been made in the consolidated financial statements in relation to events preceding July 15th, 1996, the date Mediaset S.p.A. became listed on the stock exchange. All such liabilities are covered by a guarantee issued by Fininvest S.p.A., as is explained in the section ***contingent liabilities guaranteed by the parent company.***

With respect to the notices of tax assessment for the years 1995 and 1996, regarding the purchase of television rights in 1994 and 1995, it should be noted that the action was concluded with the adhesion to tax amnesty procedures, envisaged by Act 298/2002, which was already mentioned in the 2003 half-year report.

As to the notices of tax assessment regarding the years 1994 and 1995, regarding the dispute over the use of the benefits envisaged by article 3 of Law Decree 357 of June 10th, 1994, turned into Act 489 of August 8th, 1994 (the so called *"Tremonti" allowance*) for the years 1994 and 1995, as was mentioned in the financial statements at December 31st, 2002, it should be noted that Mediaset S.p.A. decided to make use in 2003 of the procedures for the tax amnesty envisaged by Act 298/2002 extended by Law Decree 143 of June 24th, 2003, thus settling the notice of assessment for 1995. Though confident that the allowance was applied in compliance with legal regulations and that the court would accept the company defence, Mediaset S.p.A decided to make use of this law, which is an opportunity provided to all taxpayers and leads to the immediate and final removal of uncertainties which are inevitably linked to litigation about complex issues such as those regarding this case. Besides, the adhesion to the tax amnesty was made following an invitation by parent company Fininvest S.p.A., that would have had to shoulder the relevant charges, by virtue of the guarantee issued on June 6th, 1996 and subsequent deed of acknowledgement dated December 19th, 2002. The parent company had previously communicated to Mediaset S.p.A. that the choice of not making use of the tax amnesty would mean, in the event of loss in court, that its unconditional obligation to repayment deriving from the foregoing guarantee would be limited to the corresponding amount payable had the tax amnesty procedure been applied. Charges resulting from the adhesion to the procedure above, totalling EUR 13.4 million, were covered by the Fininvest guarantee of June 6th, 1996.

"Other reserves" (item 3) mainly consist of the following:

Reserve for litigation risks, equal to EUR 28.9 million: the purpose of this reserve the purpose of this reserve is to cover likely liabilities resulting from lawsuits involving compensation requested for defamation or the violation of personal rights, sanctions imposed by the Regulatory Authority and compensation for damages. The outcome of these cases is uncertain and, accordingly, the amount provided represents a prudent estimate of the potential liability. This amount includes the effect arising from the consolidation of the Telecinco Group, equal to EUR 21.6 million (EUR 19.5 million at December 31st, 2002) and mainly refers to allocations made for lawsuits under way regarding the settling of amounts required by some category associations. On a like-for-like basis, the amount of this reserve equals to EUR 7.3 million (EUR 7.0 million at December 31st, 2002).

The *Reserve for ongoing disputes with employees and social security institutions*, equal to EUR 11.7 million refers to disputes whose outcome, at the time being, is uncertain and the amount provided represents therefore a prudent estimate of the potential liability. The amount provided during the year relates to social security disputes, the amount expected to be paid to employees and other staff in the form of settlements and damages arising under claims not covered by the guarantee issued by Fininvest S.p.A. on June 6th, 1996, as examined elsewhere in these explanatory notes. The effect arising from the consolidation of the Telecinco Group is equal to EUR 3.5 million. On a like-for-like basis, the amount of this reserve is EUR 8.2 million (EUR 6.5 million at December 31st, 2002).

Reserve for contractual risks, equal to EUR 37,0 million. The most significant elements of this reserve include the amount provided in respect of the risk that artistic resources will be underutilised compared to contractual provisions and amounts provided in respect of possible disputes with suppliers of rights and bad debts in the form of goods (resulting from the sale of advertising under bartering arrangements). The effect arising from the consolidation of the Telecinco Group amounts to EUR 19.4 million On a like-for-like basis this reserve amounts to EUR 17.6 million (EUR 17.1 million at December 31st, 2002).

Reserve for other risks, equal to EUR 47.4 million (EUR 6.5 million at December 31st, 2002). The effect arising from the consolidation of the Telecinco Group is equal to EUR 25.3 million. On a like-for-like basis this reserve amounts to EUR 22.1 million.

Decreases are mainly attributable to the use of the fund provided at December 31st, 2002, for EUR 2.0 million regarding incentives to leave the company and for EUR 0.4 million attributable to the use of the fund provided at December 31st, 2002 to reflect losses in excess of net shareholders' equity of associated company Press TV S.p.A. with respect to the payment made during the year to cover these losses.

Provisions for the year totalled EUR 21.8 million and mainly refer to a provision of EUR 11.8 million regarding the losses of the Albacom Group in excess of the value of the shareholding and a provision for EUR 7.6 million, prudentially allocated to reflect the likely charge connected to the financial commitment taken with respect to employees involved in the Stock Option Plan decided by the Stock Plan Committee on the basis of what had been envisaged by the General Meeting of April 16th, 2003 to meet the relevant obligations. It should be noted that this value was determined, in line with the commonly accepted approach regarding valuations of Stock Option Plans, as the difference between the Mediaset stock value at December 31st, 2003 and the price for the exercising of the rights above. The same valuation, alternatively made on the basis of the fair market value of the option by means of quantitative estimating methods (Black & Scholes method) and calculated on the basis of the likely value of the share at the time of actually exercising the rights connected to the allocation above, would imply a negative difference totalling EUR 9.4 million.

With respect to the Stock Option Plan assigned in 2002 for a total of 2,626,000 Mediaset S.p.A. ordinary shares, rights that could be exercised following the approval of financial statements at December 31st, 2002, appropriate operations were made to cover this plan, whose valuation did not require any allocation during the year.

It is to be noted that on November 12th, 2003 following the renegotiation of agreements of October 15th, 2002 between ICE Finance B.V. and the Mediaset Group, the companies belonging to the Planeta Group finally gave up the claim and action started in November 2001 against Mediaset S.p.A., Mediaset Investment S.a.r.l., Gestevision Telecinco S.A. and Publiespana S.A. mentioned in the 2002 accounts. This dispute has therefore been concluded for good.

It should also be noted that, also for the kinds of risks as per item 3, no provisions have been made for potential charges and liabilities regarding events prior to July 15th, 1996, as these are covered by the guarantee issued by Fininvest S.p.A..

Employee termination indemnity

Changes in this reserve during the period were as follows:

Balance at 1/1/2003	**100.5**
Amount accrued and charged to income statement	16.4
Indemnities paid during the period	(10.0)
Balance at 31/12/2003	**106.9**

This item was not affected by the consolidation of the Telecinco Group since this provision is exclusively Italian.

Payables

Details of the make-up of this item, together with movements therein, are provided below:

Due to banks

Amounts due to banks are analysed as follows:

	Balance at 31/12/2003				
		Due			Balance at
	Total	within 1 year	1-5 years	after 5 years	31/12/2002
Payables without collateral:					
credit lines	699.0	399.0	300.0	-	549.9
overdraft	0.9	0.9	-	-	9.5
easy-terms loans	4.3	0.1	4.2	-	0.3
Total	**704.2**	**400.0**	**304.2**	**-**	**559.7**

The change over December 31st, 2002 can be mainly attributed to new contracts stipulated with major national banking institutions totalling EUR 230.0 million. In particular, a five year funding contract, stipulated at the end of 2002, is still in place with a pool of major national banking institutions, and totals EUR 300.0 million. Under this contract the following financial "covenants" should be monitored:

- Net financial position/EBITDA lower than 2, to be checked every six months on the basis of Mediaset Group consolidated data;
- EBITDA/Net financial charges no lower than 10, to be checked every six months on the basis of Mediaset Group consolidated data.

These requirements have been fulfilled to date.

It should also be noted, that with respect to the medium-term loan above, a hedge contract has been stipulated on the risk of interest rate change.

Soft loans include EUR 4.0 million regarding the Telecinco Group.

Due to other financial institutions

Amounts payable to other financial institutions totalled EUR 7.4 million at December 31st, 2003 (EUR 4.6 million at December 31st, 2002). They refer to sums due to factoring companies with recourse for EUR 2.2 million, amounts due for lending operations on securities carried out by the subsidiary company Mediaset Investment S.a.r.l. for EUR 1.1 million and sums due to leasing companies concerning real estate leased for the television group, EUR 3.6 million of which are long-term amounts.

Advance payments received

This item, totalling at December 31st, 2003 EUR 11.9 million (EUR 21.4 million at December 31st, 2002), EUR 6.3 million of which regarding the consolidation of the Telecinco Group, consists of advance payments received from customers for advertising services and advance payments received for the future sale of television productions.

Trade accounts

The main components of this item, which at December 31st, 2003 totalled EUR 623.4 million, EUR 119.9 million of which regarding the consolidation of the Telecinco Group, and the main changes since December 31st, 2002 are analysed below:

	Balance at 31/12/2003				
		Due			Balance at
	Total	within 1 year	1-5 years	after 5 years	31/12/2002
Trade payables	623.4	566.4	57.0	-	618.2
Total	**623.4**	**566.4**	**57.0**	-	**618.2**

- payables for the purchase of rights totalling EUR 298.3 million (EUR 393.9 million at December 31st, 2002), EUR 36.4 million of which regarding the Telecinco Group. This item includes a long term element of EUR 57.0 million regarding the purchase of rights that have not yet taken effect;
- payables for the completion of television productions and to free-lance artists and professionals of the television group totalling EUR 113.1 million (EUR 162.0 million at December 31st, 2002). The amount regarding the consolidation of the Telecinco Group is EUR 78.7 million;
- payables to agencies and miscellaneous suppliers of the advertising group totalling EUR 51.1 million (EUR 44.2 million at December 31st, 2002), EUR 5.1 million of which regarding the Telecinco Group;
- payables for the purchase of miscellaneous goods and technical services totalling EUR 28.6 million (EUR 18.1 million at December 31st, 2002).

Due to subsidiary companies, affiliated companies, parent company and Fininvest Group and Mediolanum Group companies

Amounts due to subsidiary companies, affiliated companies, parent company and Fininvest Group and Mediolanum Group companies are analysed below:

	Balance at 31/12/2003			
		Due		Balance at
	Total	within 1 year	after 1 year	31/12/2002
Due to subsidiaries	0.6	0.6	-	1.5
Due to affiliated companies	10.1	10.1	-	8.5
Due to parent company	1.6	1.6	-	8.1
Due to Fininvest Group and Mediolanum Group companies	133.7	43.8	89.9	101.4
Total	**146.0**	**56.1**	**89.9**	**119.5**

Due to subsidiary companies

This item is entirely attributable to commercial payables to subsidiary company Epsilon TV Production S.r.l.

Due to affiliated companies

The balance at December 31st, 2003, equal to EUR 10.1 million (EUR 8.5 million at December 31st, 2002), includes commercial payables to Fascino Gestione Teatro S.r.l for EUR 7.2 million (EUR 8.2 million at December 31st, 2002) for television productions and payables to Consorzio Aeromobili Fininvest for EUR 1.7 million (EUR 0.3 million at December 31st, 2002) and EUR 1.2 million regarding the Telecinco Group.

Due to parent company

At December 31st, 2003, the sum to be paid to the parent company Fininvest S.p.A. was related for EUR 0.3 million to the recognition of recharged services, and to the acknowledgement of agency discounts within the Fininvest guarantee and by a EUR 1.3 payable regarding recharges by Fininvest S.p.A. of amounts debited to the parent company and paid by it in prior years to companies belonging to the Mediaset Group in application of the guarantee released on June 16th, 1996 and which, based on the act of joint recognition stipulated on December 19th, 2002 with Fininvest S.p.A. proved that they had not to be paid, since they were not covered by the guarantee above.

Due to Fininvest Group and Mediolanum Group companies

Reference should be made to the table shoring relations with Fininvest Group and Mediolanum Group companies (included in the report on Operations) for further analysis of this item.

This item includes EUR 89.9 million of long term amounts due to Medusa S.p.A. for the purchase of rights.

Due to taxation authorities

This item may be analysed as follows:

	31/12/2003	31/12/2002
Withholding tax on employees' wages and salaries	10.5	9.1
Current taxes	11.8	57.8
VAT payables	11.0	-
Other payables	5.8	71.3
Total	**39.1**	**138.2**

The change in "other payables" over December 31st, 2002, is mainly attributable to the payment of the substitute tax on capital gains generated by the sale of the business area by RTI S.p.A. to Elettronica Industriale S.p.A.. Payables regarding the Telecinco Group amount to EUR 18.7 million.

The following table contains a reconciliation of the theoretical tax rate in Italy for corporate taxes and the effective tax rate for the Mediaset Group in 2003.

	31/12/2003	31/12/2002
Current tax rate	**38.25%**	**40.25%**
Utilisation former losses	-3.36%	-0.80%
Benefit from the application of "Dual Income Tax"	-0.18%	-0.16%
Effect of losses of consolidated companies	0.00%	0.55%
Effect of non deductible IRAP charges	2.65%	3.81%
Effect of tax rate reduction as per Financial Act 2002	0.44%	0.31%
Effect of "Tremonti-bis" Law 383/2001	0.00%	-3.95%
Substitute tax D.L. 358/1997 effects on ordinary tax rate	0.00%	-12.41%
Adjustments from consolidation which do not imply any tax effect, other items	-1.29%	-0.44%
Actual tax rate	**36.51%**	**27.16%**

Due to social security institutions

This item relates to year-end liabilities towards social security institutions for employer and employee social security contribution on wages and salaries for December.

The balance at December 31st, 2003 is analysed as follows:

	31/12/2003	31/12/2002
INPS	4.8	3.4
ENPALS	5.3	4.8
INPDAI and INPGI	1.5	2.0
FASI and FASDAC	0.1	0.1
Other	3.8	2.3
Total	**15.5**	**12.6**

The balance at December 31st, 2003 includes EUR 1.1 million in item "*Other*" regarding the Telecinco Group for liabilities towards Spanish social security institutions.

Other sums payable

This item may be analysed as follows:

	31/12/2003	31/12/2002
Personnel (holidays, Christmas bonus, etc.)	19.4	20.2
Employees	23.4	15.5
Participants in games and quiz shows	4.4	4.4
Emoluments to Directors and Statutory Auditors	1.5	0.9
Other	13.2	7.5
Total	**61.9**	**48.5**

This item includes amounts due after one year for EUR 4.8 million.

Amounts due to employees include EUR 12.0 million for incentives accruing but not yet paid (EUR 12.0 million at December 31st, 2002). Amounts due regarding the Telecinco Group total EUR 6.9 million.

Other sums payable primarily include:

- EUR 3.7 million (EUR 3.0 million at December 31st, 2002), regarding advance payments on options;
- Eur 3.8 million regarding the premium received by Mediaset S.p.A. for the expected asymmetry between the percentage of loss and profit with respect to the Total Return Swap contract mentioned in the section devoted to ***contingencies***;

- EUR 2.9 million (EUR 2.9 million at December 31st, 2002), regarding the unpaid portion of share capital to the affiliated company Euromedia Luxembourg Two S.A.

Accruals and deferred income

At December 31st, 2003 this item was analysed as follows:

	31/12/2003	31/12/2002
Accruals:		
forex	9.1	16.9
other accruals	2.5	1.4
Total accruals	**11.6**	**18.3**
Deferred income:		
long-term rentals	9.0	5.0
other deferred income	1.9	6.7
Total deferred income	**10.9**	**11.7**
Total	**22.5**	**30.0**

The balance of *revenues from long-term leases* includes EUR 3.8 million regarding amounts for the concession to use television rights.

COMMENTS TO THE MEMORANDUM ACCOUNTS

(amounts in EUR millions)

Personal sureties given

At December 31st, 2003 the Group has outstanding guarantees given to third parties and on behalf of affiliated companies totalling EUR 75.3 million (EUR 25.1 million at December 31st, 2002) among which guarantees given to Albacom S.p.A. for EUR 48.8 million for the EUR 250.0 million loan given to the company by Banca Nazionale del Lavoro without any joint liability. There are also non bank guarantees, for VAT surplus, amounting to EUR 22.7 million and issued by Mediaset S.p.A. to the benefit of the VAT office in Milan.

Commitments

The main commitments of the Mediaset Group companies may be summarised as follows:

- long-term commitments mainly relating to contracts for the rental of satellite channels. These contracts have various duration times and will involve outlays totalling EUR 75.4 million (EUR 89.9 million at December 31st, 2002);
- commitments for artistic services, television productions and press agency agreements totalling around EUR 120.8 million (EUR 86.2 million at December 31st, 2002), EUR 24.3 million of which for long serial dramas;
- commitments to acquire rights totalling EUR 962.1 million, of which EUR 370.6 million entered by the Telecinco Group. On a like-for-like basis, these commitments amount to around EUR 591.5 million (EUR 505.5 million at December 31st, 2002) and mainly refer to "volume deal" contracts that the Mediaset Group has entered into with several major US studios, and commitments entered for the purchase of rights regarding the Champions League for the seasons 2004/2005 and 2005/2006. It should also be noted that this item includes EUR 153.3 million regarding commitments with associated company Medusa Film S.p.A.;
- commitments for financial foreign currency operations to hedge the exchange risk, and for the purchase and sale of currencies, totalling EUR 429.8 million (EUR 505.4 million at December 31st, 2002);
- commitments for long terms assets and rents totalling EUR 63.2 million (EUR 32.9 million at December 31st, 2002);
- commitments for the purchase of new equipment, works done and supplies for company offices and the supply of EDP services for EUR 10.6 million (EUR 4.7 million at December 31st, 2002);
- commitments for equity investments totalling EUR 222.5 million regarding the purchase of a 10% stake in Gestevision Telecinco S.A. and Publiespana S.A. held by ICE Finance B.V. with respect to the *put* right granted by Mediaset S.p.A. and to be exercised by ICE Finance by December 31st, 2005, a deadline that could be extended to December 31st, 2007. This right of option cannot be exercised by ICE Finance if Telecinco is listed at the stock exchange.

  The price of EUR 222.5 million, increased by the interest accrued to the date when the option is exercised, was determined in November 2003 within the revision of the agreements that had already been stipulated between Mediaset and ICE Finance on

October 15th, 2002 which envisaged for the same *put* option a price to pay to ICE Finance of either EUR 200 million or the market value determined by an independent assessment, whichever was highest, with the addition of interest.

Within the renegotiation of these agreements, ICE Finance granted Mediaset a *call* right on these shareholdings, again at a value of EUR 222.5 million plus interest.

This amount (EUR 222.5 million) also represents the *notional amount* envisaged by the *Total Return Swap* contract executed in November 2003 between Mediaset S.p.A. and a major international bank. This device, prepared according to usual contract standards defined in *ISDA 2002 Master Agreement*, will allow Mediaset to make profits or shoulder any charge with respect to the change in the market value of the 10% stakes in Gestevision Telecinco and Publiespana held by ICE Finance.

According to this agreement, which will remain valid also in the event Telecinco is listed at the stock exchange, in the event these stakes are sold by ICE Finance by December 15th, 2004, Mediaset is obliged or has the right to pay or receive the negative or positive difference, respectively, that arises from the purchase with respect to the *notional amount* of EUR 222.5 million, with the addition of interest and after deducting dividends.

At December 31st, 2003 for Mediaset this difference, estimated assuming as the best approximation of Telecinco's market value, the one currently recognized on the basis of current and future Group performances and usual parameters for assessment used for comparable companies listed at the stock exchange, would be positive.

Contingencies

Contingencies include around EUR 1.0 million in equipment owned by third party companies, which is stored at Mediaset Group companies (EUR 2.2 million at December 31st, 2002);

At December 31st, 2003 there are also EUR 0.2 million of bills for discount (EUR 0.5 million at December 31st, 2002).

Contingencies also include maximum financial risk, at December 31st, 2003 equal to EUR 113 million, connected to derivative financial instruments subscribed in December 2003 between Mediaset and a major Italian bank. Through these devices, by December 31st 2006, Mediaset S.p.A. will be able to take part in value dynamics of new industrial operations with high growth potential regarding companies which are not listed at the stock exchange and are active in the domestic media industry, specifically in the field of terrestrial digital television, all this without making any investment or capital expenditure, the aim being to diversify its exposure to sectors which are consistent with Group operations.

These operations, prepared according to usual contract standards defined in the *ISDA 2002 Master Agreement*, envisage for Mediaset the obligation to pay or the right to receive 100% of any negative difference, or 75% of the positive difference achieved with regard to the *nominal amount* determined at EUR 113 million, with the addition of interest, at the moment when the sale of 100% of the selected companies is carried out. Should this sale not have been effected by December 31st, 2006, it will be performed by means of public auction.

With respect to the expected asymmetry between the percentage of loss and profit to be paid on this instrument, Mediaset received in 2003 a premium of EUR 3.8 million entered at December 31st, 2003 under item D) 13 *other sums payable*.

It should be noted that now the maximum risk of the Mediaset Group with respect to these instruments has reduced to EUR 78 million.

The assessment at December 31st, 2003 of these financial instruments, based on the comparison between the *nominal amount* and the underlying value, carried out considering the price recognised on the market within recent operations on the company share capital as well as the market value of transactions that occurred previously and that regard comparable operations, did not require that Mediaset make any value adjustment at December 31st, 2003.

Other information

- As already mentioned at December 31st, 2002, under the agreement stipulated on December 6th, 2002 between Mediaset S.p.A. and Fingruppo Holding S.p.A., Mediaset holds, for an amount of EUR 40,000, an option for the unconditional sale to Fingruppo of its 2.73% stake, equal to 37,289,973 shares, held in HOPA S.p.A. for an amount equal to EUR 1.33 and EUR 1.44 per share, respectively, variable based on the time of the exercise and, in any case, not after January 2008. Mediaset also acquired an irrevocable and unconditional right to acquire 80 million ordinary shares of Olivetti S.p.A at a price that was originally fixed at EUR 1.7 per share and which, following the merger between Olivetti S.p.A. and Telecom Italia S.p.A. was determined anew, based on the exchange ratios regarding the merger, in 37,724,240 Telecom Italia S.p.A. ordinary shares at an exercise price of EUR 3.6051 per share. This option can be exercised by December 2007 and refers to the right acquired within the agreements above from Holinvest S.p.A., a subsidiary company of HOPA S.p.A.
- Contingencies include the hedging contract on the change of the interest rate regarding the medium-term loan already commented upon at item D/3 "Due to banks", under which Mediaset is committed to pay specific amounts at established dates on the basis of the difference between the variable rate at which the loan was stipulated and fixed rates determined by the hedge plan of the hedge instrument.
- It should also be noted that during the year Publitalia '80 S.p.A. signed a contract with F.I.G.C. which grants this company the position of Advisor for the 2003/2006 four year period. With this contract, the company undertakes that agreements stipulated by F.I.G.C. with commercial partners will produce a minimum turnover for F.I.G.C. of EUR 26.0 during the four-year period.

Potential liabilities counter-guaranteed by the parent company Fininvest S.p.A.

The guarantee issued on June 6th, 1996 by Fininvest S.p.A. to the benefit of Mediaset S.p.A. and its subsidiary companies, in connection with the public offering for the sale and subscription of shares in Mediaset S.p.A., expired on December 31st, 2002.

As already mentioned in the financial statements at December 31st, 2002, on December 19th, 2002 a joint recognition was stipulated, according to which Fininvest undertook to hold harmless Mediaset S.p.A. and its subsidiary companies also beyond that deadline, until there are no longer economic and balance sheet consequences of the events occurred by December 31st 2002 and notified to Fininvest by January 31st, 2003. It was also established that, regarding potential tax and criminal liabilities originated by events covered by the guarantee, also losses resulting from subjective or objective extensions will be indemnified, which may emerge after December 31st, 2002.

COMMENTS ON THE MAIN ITEMS OF THE INCOME STATEMENT

(amounts in EUR millions)

Value of production

Revenues from sales and services

Revenues from sales and services may be analysed as follows:

	2003	2002
Television advertising	2,848.4	2,112.8
Printed advertising	5.1	0.9
Other advertising revenues	35.9	44.1
Rental of rights/programmes	22.4	20.4
Marketing of rights and television products	49.6	68.3
Sale of merchandise	10.4	7.4
Construction and maintenance of television equipment	17.4	16.6
Publishing revenues	2.5	1.9
Other	37.6	7.6
Total	**3,029.3**	**2,280.0**

Revenues from the sale of *television advertising* mainly consist of:

- revenues from the sale of advertising slots on the three television networks in possession of national authorisation, net of agency discounts, totalling EUR 2,234.3 million, compared to EUR 2,097.7 million in 2002, with a 6.5% increase;
- revenues from the sale of television time in exchange for goods, carried out by Promoservice Italia S.r.l. Such revenues amounted to EUR 17.6 million (EUR 15.1 million in 2002);
- revenues from the sale of advertising on the Spanish network Telecinco by Publiespana S.A. and Publimedia Gestion S.A., net of agency discounts, for EUR 595.3 million;
- net revenues from the sale of advertising space by Publieurope International Ltd for EUR 1.2 million.

Revenues from the sale of *press advertising* consist of the resale by Promoservice Italia S.r.l., Publimedia Gestion S.A. and Publieurope International Ltd of advertising space acquired from third party publishers .

Other advertising revenues mainly consist of advertising billboards and posters and sponsorships, revenues from the sale of advertising on own Internet sites and on the theme channels regarding teletext.

Revenues from *rental of rights/programmes* were mostly earned from the distribution to digital platforms of schedules created for theme channels.

The item *sale of television rights and productions* primarily includes:

- revenues equal to EUR 32.2 million (EUR 64.1 million in 2002) from the sale to Stream S.p.A. of sports and entertainment rights, mainly related to a few *Champions League* matches. The change over 2002 can be mainly attributed to minor revenues from the reselling of rights of Champions League matches since, as of the 2003/2004 season, the Mediaset Group only has these rights for non coded broadcasting.
- revenues from the sale and distribution of rights for EUR 12.7 million carried out by the Telecinco Group;

Revenues from the *sale of goods* primarily relate to the sale of goods and services received from Promoservice Italia S.r.l. in exchange for advertising sold.

Revenues from *creation and maintenance of television equipment* relate to the sale of equipment by Elettronica Industriale S.p.A. to third party customers totalling around EUR 4.0 million (EUR 2.9 million approx. in 2002) and sales and maintenance of television equipment to the Telepiù Group for around EUR 13.4 million (EUR 13.6 million approx. in 2002).

Revenues from *publishing operations* refer to the monthly magazine *MT - La macchina del tempo* and since 2003 include EUR 1.7 million regarding the Telecinco Group.

"*Other revenues*" primarily include:

- revenues regarding the Telecinco Group from the sale of information contents made by the companies of the ATLAS Group for EUR 6.1 million;
- revenues from royalties for EUR 7.0 million;
- revenues from telephone traffic generated by the interaction with some television productions regarding both Mediaset networks and Telecinco for an overall amount of EUR 8.8 million
- revenues from the sale of multimedia services and contents to telephone companies for EUR 7.0 million (EUR 2.4 million at December 31st, 2002)

Changes in the inventories of work in progress, semi-finished and finished goods

This item shows a balance of EUR 2,3 million, mainly as a result of changes recorded by R.T.I. S.p.A., in relation to television programmes produced (among which *Vivere, Centovetrine, Paperissima, Passaparola* and *Scherzi a Parte*), which are reflected as inventory until they are broadcast (early 2004).

Own work capitalised

This item, which totalled EUR 69.7 million, related for EUR 56.3 million to the suspension of costs regarding long series drama and "sitcom" production (EUR 36.3 million in 2002) and for EUR 2.6 million (EUR 3.0 million in 2002) is attributable to capitalised costs relating to the maintenance and operation of the signal broadcasting network. The effect arising from the consolidation of the Telecinco Group amounts to EUR 10.7 million and refers to the suspension of costs regarding television drama production.

Other revenues and income

This item is made up as follows:

	2003	2002
Lighting service	6.0	5.8
Compensation from Fininvest S.p.A.	1.7	4.6
Other	33.0	25.7
Total	**40.7**	**36.1**

Other income from *lighting services* refers to the sub-let of television posts and the recharge of electricity costs to the Telepiù Group.

The item indemnifications from Fininvest S.p.A. consists of claims made to the parent company Fininvest S.p.A. in relation to liabilities (mainly law suits and related costs, settlements with personnel and tax amnesties) covered by the guarantee it issued on June 6th, 1996.

The item *other* is mainly made up of cost recoveries for EUR 5.5 million.

The effect arising from the consolidation of the Telecinco Group amounts to EUR 5.9 million and mainly refers to cost recoveries and out-of-period gains.

Cost of production

Raw materials, consumables and supplies

This item, which includes EUR 7.7 million regarding the Telecinco Group, can be broken down as follows:

	2003	2002
Raw, ancillary materials and supplies	20.0	14.8
Consumables	8.8	5.2
Advertising space	2.4	1.3
Other purchases	17.8	14.0
Total	**49.0**	**35.3**

The main components of *raw materials, consumables and supplies* are as follows:

- purchases from the company that manages the merchandise carter operations for EUR 18.1 million (EUR 13.1 million in 2002);
- purchases of materials used for the construction of television devices and equipment for resale, and purchases for the maintenance of the Group's own equipment, totalling EUR 1.9 million (EUR 1.6 million in 2002).

The main elements of *other purchases* are prizes for games and quiz shows for EUR 5.0 million (EUR 5.6 million in 2002) and purchases of materials for television production sets of EUR 10.9 million (EUR 7.0 million in 2002), EUR 2.0 million of which relating to the Telecinco Group.

Services

This item is made up as follows:

	2003	2002
Consultants, temporary staff and services	183.2	148.5
Emoluments to directors and statutory auditors	3.6	2.2
Fees and commissions	23.6	21.5
Trade associations	84.7	64.6
Production services and purchases of television productions	270.9	159.8
Publishers' fees and "minimi garantiti"	21.1	18.0
Auditel	10.0	8.6
Advertising space and public relations	11.0	20.2
Maintenance costs	18.2	12.5
Travel expenses	13.8	9.8
Electricity, water and gas	12.9	10.8
Post and telephone expenses	11.0	6.7
EDP	17.9	17.6
Canteen, cleaning and security services	16.4	14.8
Research, training and other personnel expenses	1.6	1.0
Transportation and shipping	8.7	6.1
Bank charges and fees	1.5	1.0
Insurance	4.5	3.3
Other services	33.9	27.1
Total	**748.5**	**554.1**

The main items included in service costs are analysed below:

- *consulting services, free-lancers and services*: this item includes EUR 33.8 million regarding the Telecinco Group. On a like-for-like basis the most significant items are artistic services for EUR 78.1 million (EUR 76.6 million in 2002), television filming for EUR 12.9 million (EUR 9.9 million in 2002) and journalism services for EUR 5.5 million (EUR 6.3 million in 2002); the remaining part is mainly attributable to professional and technical performances;
- *emoluments to directors and statutory auditors*: these include fees paid to directors totalling EUR 3.1 million (EUR 1.7 million in 2002), EUR 1.0 million of which relating to the Telecinco Group. Fees paid to statutory auditors amounted to EUR 0.5 million (EUR 0.5 million in 2002). Total fees for 2003 to directors and statutory auditors of the parent company for performance of duties for other Group companies included in consolidation amounted to EUR 0.4 million (EUR 0.6 million in 2002) and EUR 0.1 million (EUR 0.3 million in 2002);
- *fees and commissions*: these mainly refer to fees paid to agencies and media centres in relation to the sale of advertising space and include EUR 5.4 million regarding the Telecinco Group;
- *category associations*: these are the payments made to the associations for the use of intellectual property under their protection. The total amount includes the costs for meeting the rules regarding copyright (fair payment). This item includes EUR 16.6 million regarding the Telecinco Group,
- *purchase and creation of productions*: these increased by EUR 111,1 million with respect to 2002. The effect arising from the consolidation of the Telecinco Group is equal to EUR 91.2 million and mainly refers to the purchase of television productions. On a like-for-like basis the increase in the year totalled EUR 19.9 million; this change is mainly attributable to the effect of the new Champions League contract which, starting from the year 2003/2004, envisages for Mediaset the availability of broadcasting rights at the same time when the single events take place, and the subsequent total allocation of the cost in the income statement;

- *publishers' fees and "minimi garantiti"*: this item includes rights paid for the sale of advertising on billboards and posters and sports sponsorships and since 2003 the cost recognised by Publieurope International Ltd for its advertising sub-concession activity carried out on behalf of European media companies;
- *advertising space and external relations*: this item includes the external relations business by Publitalia '80 S.p.A., besides including the purchase of advertising space from third party publishers for the promotion of the Group's activities. The decrease in the year is mainly attributable to the different way of recognising costs and revenues envisaged by the new commercial contract with the Italian football team, according to which, as from 2003, Publitalia '80 receives a net income on revenues generated.

Leasing and rental

This item may be analysed as follows:

	2003	2002
Real estate rentals	27.0	23.8
Royalties	12.1	11.5
Signal broadcasting and transmission	22.6	18.7
Rentals and leases	60.8	30.0
Total	**122.6**	**84.0**

Property rentals include EUR 2.1 million regarding the Telecinco Group and consist of lease payments for the companies' premises and signal broadcasting stations.

Royalties primarily consist of licensing royalties on television productions amounting to EUR 7.3 million (EUR 6.8 million in 2002); this item also includes market rate royalties for the us of the "Biscione" trademark owned by Fininvest S.p.A.

Signal broadcasting and transportation costs exclusively refer to charges paid by the Group for satellite rental.

Rent and leasing costs include EUR 27.4 million regarding the Telecinco Group and are for the use of studios, television equipment, motor vehicles, the rental of programmes and the lease (by the Telecinco Group) of the broadcasting network.

Personnel expenses

The personnel levels of the Group companies, taking into account the change in consolidated companies as of January 1st, 2003, changed as follows:

Mediaset Group Workforce	01/01/2003	31/12/2003	Average
Managers	372	387	378
Middle managers	749	771	776
Office staff	4,054	3,991	4,045
Manual workers	7	22	23
Journalists	386	429	411
Total	**5,568**	**5,600**	**5,633**

It should be noted that the number of employees at the companies belonging to the Telecinco Group at December 31st, 2003 was 1,205 (1,151 at December 31st, 2002), and Publieros Ltd and Publieurope International Ltd have 24 staff (unchanged with respect to December 31st,

2002). On a like-for-like basis the workforce of the Mediaset Group slightly diminished with respect to December 31st, 2002.

On a like-for-like basis personnel expenses, regarding the workforce above, went from EUR 300.2 million in 2002 to EUR 314.6 million in 2003 with an overall increase of EUR 14.4 million (4.8%) which reflects both remuneration policy and the impact of new contracts. The effect on personnel expenses of the consolidation of the Telecinco Group amounts to EUR 64.9 million; with respect to December 31st, 2002 this is a 3.3% increase.

	2003	2002
Ordinary pay	210.0	155.8
Overtime	9.1	4.8
Special benefits	35.9	31.0
Christmas and summer bonuses	25.0	23.2
Accrued holiday pay	0.4	1.1
Total wages and salaries	**280.4**	**215.9**
Social security contributions	76.8	61.6
Employee severance indemnity	16.4	16.2
Pension benefits and similar obligations	0.6	0.3
Other expenses	5.3	6.3
Total personnel expenses	**379.5**	**300.2**

Amortisation, depreciation and write-downs

Details on the amortisation of intangible assets and the depreciation of tangible assets, as well as the relevant write-downs, are provided in the tables analysing the changes, and are commented upon in the section of these notes devoted to ***fixed assets***.

The effects of the consolidation of Telecinco resulted in an overall increase of amortisation, depreciation and write-downs of EUR 194.4 million, which can be mainly broken down as follows:

- amortisation and write-downs of intangible fixed assets for EUR 180.7 million
- depreciation and write-downs of tangible fixed assets for EUR 12.7 million
- amortisation of the difference arising from consolidation for EUR 43.2 million

The item ***provision for doubtful receivables*** represents the change for the year necessary to bring the value of receivables in line with their estimated realisable value.

Provisions for risks and other provisions

The most significant components of ***other provisions***, which are shown net of utilisations, are accruals for risks regarding disputes with employees and litigation (which arose in the period following Mediaset S.p.A.'s market flotation and are, thus, not covered by the guarantee issued by Fininvest S.p.A.), and for risks and loses caused by the inability to recover contractually established artist's fees through television productions. The effect arising from the consolidation of the Telecinco Group amounts to EUR 3.2 million.

Sundry operating costs

This item, which includes for 2003 charges generated by the Telecinco Group for EUR 5.2 million, may be analysed as follows:

	2003	2002
Television concession fee	18.4	18.8
Tax charges	3.8	4.2
Other	21.2	15.1
Total	**43.4**	**38.1**

Financial income and charges

This item may be analysed as follows:

	2003	2002
Income from equity investments	1.0	0.2
Other financial income:		
From receivables included in fixed assets	0.1	0.1
From securities included in current assets	7.3	10.2
Other income:		
Interest on bank accounts and deposits	2.4	5.8
Foreign exchange gains	82.0	77.4
Interest on trade receivables	0.3	0.5
Other	14.1	4.2
Total income	**107.2**	**98.4**
Interest and financial charges:		
Interest on bank accounts	-	-
Interest on short-term loans	(16.9)	(18.3)
Foreign exchange losses - third parties	(82.9)	(73.2)
Interest on advances and discount	(1.7)	(1.7)
Interest on trade payable	(0.2)	(0.2)
Other financial charges	(11.7)	(10.7)
Total charges	**(113.4)**	**(104.1)**
Total financial income and charges	**(6.2)**	**(5.7)**

Income from investments, in 2003, includes the reimbursement of the *"credit tax"* regarding subsidiary company International Media Service Ltd

Other financial income on securities included in current assets includes income regarding the management of liquid funds invested in securities and fund management performed by subsidiary company Mediaset Investment S.a.r.l.

Other financial income includes the gains made with respect to stabilisation operations regarding the Mediaset stocks, equal to EUR 1.3 million (EUR 3.5 million in 2002) and income received by Mediaset S.p.A., equal to EUR 7.0 million, for the rights envisaged by the Total Return Swap contract, mentioned in the section regarding commitments on investments.

Other financial charges include:

- a provision, equal to EUR 7.6 million, prudentially allocated for the likely charge regarding the future financial commitment with respect to employees involved in the 2003 Stock Option Plan;
- capital losses incurred by Mediaset Investment S.a.r.l. on the sale of shares for EUR 2.2 million (EUR 1.1 million in 2002);

- costs connected to the stabilisation of Mediaset stocks for EUR 0.5 million (EUR 1.7 million in 2002).

Foreign exchange gains and foreign exchange losses resulted in a net loss of EUR 0.9 million (EUR 4.2 million gain in 2002). This amount can be attributed to the market valuation of hedged exchange risk at December 31st, 2003 and the valuation of hedged foreign exchange liabilities.

Adjustments to the value of financial investments

Write-ups of investments

This item may be fully attributed to the valuation using the net equity method of the investment in associated companies held by the Mediaset Group. The change over the same period in the previous year can be mainly attributed to the line-by-line consolidation of the Telecinco Group.

This item, which amounted on the whole to EUR 1.0 million, mainly includes:

- income of EUR 0.1 million representing the change in shareholders' equity of company Titanus Elios S.p.A.;
- income of EUR 0.6 million representing the change in shareholders' equity of company Publieci Television S.A.

Write-downs of investments

This item mainly relates to the valuation of the investments in Albacom S.p.A., Fascino PGT, and of the investments in associated companies belonging to the Telecinco Group by means of the net equity method, and to the write-down of investments valued at cost.

The balance at December 31st, 2003, equal to EUR 85.3 million, specifically includes:

- income of EUR 0.2 million representing the change in shareholders' equity in company Fascino PGT S.r.l.;
- a loss of EUR 0.8 million regarding goodwill amortisation in subsidiary company Fascino PGT S.r.l.;
- the portion of losses of Albacom S.p.A. pertaining to the Group, equal to EUR 73.3 million (EUR 22.4 million at December 31st, 2002) which, as already mentioned in the comment on equity investments, reflects the quota of losses in the Albacom Group at December 31st, 2003;
- the cancellation of remaining goodwill of Albacom S.p.A., equal to EUR 6.5 million (the amortisation quota accounted for at December 31st, 2002 was equal to EUR 2.2 million);
- the portion of losses for the year in associated company Press TV equal to EUR 0.7 million (EUR 1.1 million at December 31st, 2002);
- the overall effect arising from the consolidation of the Telecinco Group equal to EUR 3.2 million and mainly attributable to: the portion of losses regarding associated company GSMBOX Espana S.A. equal to EUR 0.1 million and the relevant goodwill amortisation quota equal to EUR 1.1 million; the portion of losses regarding associated company Premiere Megaplex S.A. equal to EUR 0.1 million; income of EUR 0.5 million represented by the change in shareholders' equity regarding associated companies Multipark Madrid S.A. and Aprok Imagen S.L. and the relevant amortisation quotas equal to EUR 1.0 and EUR 0.3 million respectively and the portion of losses regarding the investment in associated company Europortal Jumpy Espana S.A., equal to EUR 0.5 million.

This item also includes the write-down for EUR 1.0 million regarding the 14.35% stake held by subsidiary Mediaset Investment S.a.r.l. in TV Breizh S.A. (EUR 2.1 million at December 31st, 2002).

Extraordinary income and charges

The above item may be analysed as follows:

	2003	2002
Income:		
Gains on disposals	-	0.1
Out-of-period income	3.1	2.8
Charges:		
Losses on disposals	-	(0.2)
Out-of-period expenses	(4.1)	(9.7)
Income taxes for the previous years	(11.0)	(0.9)
Extraordinary income and (charges)	**(12.0)**	**(7.9)**

Item "Previous years' taxes" includes EUR 9.8 million regarding charges incurred by some Group companies that made use of the tax amnesty provisions included in Law 289 dated December 27th, 2002.

Income taxes for the year

Current taxes, totalling EUR 234.3 million, are shown net of tax credits on dividends received for EUR 132.2 million.

This item also includes the loss of EUR 12.2 million resulting from the balance between provisions and uses of deferred taxes in the year, resulting from the temporary difference between the value of assets and liabilities for tax purposes and that attributed to the same amounts with the application of statutory financial statements criteria and adjustments for consolidation. This item also includes the deferred tax benefits registered in the income statement, and includes the recalculation of receivables for taxes paid in advance at December 31st, 2002 following the reduction in the tax rate from 34% to 33% due to the cancellation of IRPEG and the introduction of IRES (company income tax) envisaged by Law Decree 344 of December 12th, 2003 and the increase in the IRAP (regional tax) tax rate for Mediaset S.p.A: (at 5.25% for Lombardy and at 4.75% for Lazio) resulting from the registration of the company in the relevant section envisaged by article 113 of the list as per article 106 et seq of the T.U.L.B. Law Decree 385/1993 (Consolidated Act of Laws on Banks and Credit Institutions). This recalculation resulted in an overall charge of EUR 3.0 million.

for the Board of Directors

the Chairman

ATTACHMENTS

The following attachments supplement the information provided in the notes to the financial statements, of which they form an integral part:

- analysis of changes in shareholders' equity for the year ended December 31st, 2003;
- analysis of changes in intangible assets for the year ended December 31st, 2003;
- analysis of changes in tangible assets for the year ended December 31st, 2003;
- analysis of changes in financial assets for the year ended December 31st, 2003;
- consolidated cash flow statement for the years ended December 31st, 2003 and December 31st, 2002;
- reconciliation between shareholders' equity and period results for Mediaset S.p.A. with consolidated data for the years ended December 31st, 2003 and December 31st, 2002;
- list of companies included in the consolidated financial statements at December 31st, 2003.

Analysis of changes in shareholders' equity for the year ended December 31st, 2003

(amounts in EUR millions)

	Share capital	Share premium reserve	Legal reserve	Reserve for company's own shares	Other reserves	Retained earnings (accumulated losses)	Profit (loss) for the period	Total shareholders' equity
Balance at 31/12/2002	**614.2**	**739.7**	**74.3**	**27.4**	**112.3**	**537.3**	**362.0**	**2,467.2**
Issue:								
rights issue	-	-	-	-	-	-	-	-
bonus issue	-	-	-	-	-	-	-	-
Allocation of 2002 net income	-	-	12.9	-	(1.7)	350.8	(362.0)	-
Dividends paid on 2002 profits	-	-	-	-	-	(247.4)	-	(247.4)
Other changes:								
purchase/sale of own shares	-	-	-	(5.5)	5.5	-	-	-
changes in the consolidation area	-	-	-	-	2.5	-	-	2.5
capital contributions/other changes	-	-	-	-	-	(0.4)	-	(0.4)
Profit/(loss) for the period	-	-	-	-	-	-	369.7	369.7
Balance at 31/12/2003	**614.2**	**739.7**	**87.2**	**21.9**	**118.6**	**640.3**	**369.7**	**2,591.6**

Analysis of changes in intangible assets for the year ended December 31st, 2003

(amounts in EUR millions)

	Opening balance at 31/12/2002	Changes during the year					Closing balance at 31/12/2003
		Purchases	Other changes	Disposals	Amortisation, depreciation and write-downs	Changes in the consolidation area	
Start-up and expansion costs	1.9	1.2	(0.3)	-	(1.1)	-	1.8
Research, development and advertising costs	1.4	0.5	(0.9)	-	(0.9)	1.3	1.4
Patents and intellectual property rights	13.5	9.5	4.1	(0.1)	(15.2)	3.0	14.9
Television rights	1,834.0	598.8	107.6	(1.8)	(841.4)	226.3	1,923.6
Brands	17.0	0.1	-	-	(10.0)	1.1	8.2
Concessions and licences	-	27.9	-	-	(5.6)	-	22.4
Goodwill	15.1	-	-	-	(5.4)	-	9.7
Intangible assets in progress and advance payments	132.4	112.2	(119.3)	(3.2)	(9.0)	62.3	175.4
Other intangible assets	5.6	5.9	0.4	(0.2)	(3.8)	-	7.9
Differences arising from consolidation	12.1	231.1	-	-	(47.4)	112.6	308.4
Total	**2,033.0**	**987.4**	**(8.4)**	**(5.4)**	**(939.8)**	**406.7**	**2,473.7**

Analysis of changes in tangible assets for the year ended December 31st, 2003

(amounts in EUR millions)

	Opening balance at 31/12/2002	Changes during the year				Changes in the consolidation area	Closing balance at 31/12/2003
		Purchases	Other changes	Disposals	Amortisation, depreciation and write-downs		
Land and buildings	67.0	9.2	4.9	(7.8)	(4.5)	32.9	101.7
Plant and machinery	125.7	29.5	4.4	(0.1)	(40.6)	19.1	138.0
Industrial and commercial equipment	17.1	4.9	0.5	(0.2)	(4.5)	5.9	23.8
Other tangible assets	22.8	8.7	0.6	-	(10.5)	8.6	30.3
Assets under construction and advance payments	11.8	17.5	(11.0)	(0.1)	-	1.3	19.5
Total	**244.4**	**69.7**	**(0.6)**	**(8.3)**	**(60.0)**	**67.9**	**313.3**

BEST AVAILABLE COPY

Analysis of changes in financial assets for the year ended December 31st, 2003

(amounts in EUR millions)

	Opening balance at 31/12/2002	Changes during the year: Purchases and increases	Other movements	Sales	(Write-downs)/ write-ups	Changes in the consolidation area	Closing balance at 31/12/2003
Investments							
Subsidiary companies:							
valued at cost	5.5		0.1	-	-	(5.4)	0.2
Affiliated companies:							
valued at cost	1.3	-	-		-	-	1.3
recorded using the equity method	287.7	2.8	-	-	(4.4)	(266.1)	19.9
Other companies:							
valued at cost	102.5	6.7	(0.1)	(0.1)	(1.6)	1.0	108.6
recorded using the equity method	68.0	-	-	-	(68.0)	-	-
Total	465.0	9.5	-	(0.1)	(73.9)	(270.5)	130.0

Consolidated cash flow statement for the years ended December 31st, 2003 and December 31st, 2002

(amounts in EUR millions)

	2003	2002
Net profit for the period	369.7	362.0
Amortisation, depreciation and write-downs	1,090.6	1,024.9
Provisions, net	18.3	(173.4)
Changes in net shareholders' equity attributable to minority interests	59.0	(0.1)
Cash flow from operations	**1,537.6**	**1,213.4**
Change in receivables	(102.8)	(93.9)
Change in prepayments and accrued income	(11.8)	6.6
Change in payables	(134.9)	(185.4)
Change in accruals and deferred income	(8.2)	14.4
Change in inventory	16.7	(10.4)
Change in tax payables	(114.1)	111.6
Change in employee severance indemnity	6.4	7.4
Change in other assets/liabilities	(5.4)	8.0
Change in working capital and other assets/liabilities	**(354.1)**	**(141.7)**
Cash generated by operations	**1,183.5**	**1,071.7**
Revenues from the sale of intangible assets	5.3	2.8
Revenues from the sale of tangible assets	8.3	1.8
Revenues from the sale of financial assets	0.1	97.8
Total revenues from disposals	**13.7**	**102.4**
Total cash generated during the period	**1,197.2**	**1,174.1**
Investments in rights	(705.7)	(648.6)
Investments in intangible assets	(50.9)	(22.8)
Investments in tangible assets	(69.1)	(56.2)
Investments in financial assets	(9.4)	(121.7)
Total cash (invested) during the period	**(835.1)**	**(849.3)**
Changes in the consolidation area (*)	**(126.3)**	-
Rights issue	-	-
Dividends paid	(264.3)	(247.8)
Other changes in shareholders' equity	-	-
Change in Group shareholders' equity	**(264.3)**	**(247.8)**
Change in net financial position	**(28.5)**	**77.0**
Liquid funds/short-term securities	393.5	316.6
Financial payables to banks/other financial institutions	(564.3)	(564.4)
Opening net financial position	**(170.8)**	**(247.8)**
Liquid funds/short-term securities	523.8	393.6
Financial payables to banks/other financial institutions	(723.1)	(564.3)
Closing net financial position	**(199.3)**	**(170.8)**
Change in net financial position	**(28.5)**	**77.0**

(*) Effect of the changes in the consolidation area	**Telecinco Group**	**Publieurope/Publieur**
Intangible and tangible fixed assets	(362.0)	(0.2)
Financial fixed assets	262.9	5.4
Net working capital and other current/asset liabilities	111.7	(0.3)
(Differences)/Reserves aring from consolidation	(343.5)	2.5
Shareholders' equity attributable to minority interests	197.2	-
Financial position	**(133.7)**	**7.4**

Reconciliation between shareholders' equity and period results for Mediaset S.p.A. with consolidated data for the years ended December 31st, 2003 and December 31st, 2002

(amounts in EUR millions)

	Shareholders' equity at 31/12/2003	Gross earnings for the period ended 31/12/2003	Shareholders' equity at 31/12/2002	Gross earnings for the period ended 31/12/2002
As per balance sheet and income statement of Mediaset S.p.A.	**1,745.6**	**175.1**	**1,817.9**	**258.6**
Excess of shareholders' equity, including income for the year over book value of investments in subsidiary and affiliated companies	1,191.3	501.3	753.9	559.0
Consolidation adjustments arising from:				
Elimination of adjustments and provisions solely of a tax nature and adoption of Group accounting policies	198.3	(274.5)	223.7	(266.3)
Elimination of unrealised intra-group gains/losses	(306.2)	39.4	(343.1)	(324.6)
Deferred taxation	5.8	(12.7)	18.6	135.4
Other adjustments	(2.3)	-	(2.3)	-
Total	**2,832.5**	**428.6**	**2,468.7**	**362.1**
Profit (loss) attributable to minority interests	(240.9)	(58.9)	(1.5)	(0.1)
As per consolidated financial statements	**2,591.6**	**369.7**	**2,467.2**	**362.0**

List of the companies included in the consolidated financial statements at December 31st, 2003

(amounts in EUR millions)

Companies consolidated on a line-by-line basis	Registered office	Currency	Share capital	% held by Group
Mediaset S.p.A.	Milano	euro	614.2	-
Publitalia '80 S.p.A.	Milano	euro	52.0	100.00%
Promoservice Italia S.r.l.	Milano	euro	2.1	100.00%
R.T.I. S.p.A.	Roma	euro	500.0	100.00%
Videotime S.p.A.	Milano	euro	52.0	98.31%
Elettronica Industriale S.p.A.	Lissone (Mi)	euro	363.2	100.00%
Mediaset Investment S.a.r.l.	Luxembourg	euro	79.6	100.00%
Publieuros Ltd.	London	euro	7.7	100.00%
Publieurope International Ltd.	London	euro	1.2	100.00%
Publiespaña S.A.	Madrid	euro	0.6	52.00%
Advanced Media S.A.U	Madrid	euro	0.1	52.00%
Publimedia Gestion S.A.U.	Madrid	euro	0.1	52.00%
Publiespaña 2000 S.L.U.	Madrid	euro	0.003	52.00%
Gestevision Telecinco S.A.	Madrid	euro	92.5	52.00%
Agencia de Television Latino-Americana de servicios y Noticias Andalucia S.A.	Madrid	euro	0.4	52.00%
Agencia de Television Latino-Americana de servicios y Noticias Cataluña S.A.U.	Sant Just Desvern	euro	0.4	52.00%
Agencia de Television Latino-Americana de servicios y Noticias España S.A.U.	Madrid	euro	0.9	52.00%
Agencia de Television Latino-Americana de servicios y Noticias Galicia S.A.	Coruña	euro	0.4	52.00%
Agencia de Television Latino-Americana de servicios y Noticias Levante S.A.	Madrid	euro	0.4	52.00%
Agencia de Television Latino-Americana de servicios y Noticias Pais Vasco S.A.U.	Bilbao	euro	0.4	52.00%
Mi Cartera Media S.A.U.	Madrid	euro	0.1	52.00%
Cinematext Media S.A.	Madrid	euro	0.2	31.20%
Digitel 5 Media S.A.U.	Madrid	euro	0.1	52.00%
Estudios Picasso Fabrica de Ficcion S.A.U.	Madrid	euro	0.1	52.00%
Grupo Editorial Tele 5 S.A.U.	Madrid	euro	0.1	52.00%
Companies recorded using the equity method	**Registered office**	**Currency**	**Share capital**	**% held by Group**
Albacom S.p.A.	Milano	euro	248.7	19.50%
Fascino Produzione Gestione Teatro S.r.l.	Roma	euro	0.01	40.00%
Press TV S.p.A.	Milano	euro	1.5	50.00%
Titanus Elios S.p.A.	Roma	euro	29.5	29.49%
Aprok Imagen S.L.	Madrid	euro	0.023	20.80%
Canal Factoria de Ficcion S.A.	Madrid	euro	0.6	20.80%
Europortal Jumpy España S.A.	Madrid	euro	1.0	26.00%
GSMBOX España S.A.	Madrid	euro	0.1	23.40%
Multipark Madrid S.A.	Madrid	euro	5.7	18.20%
Premiere Megaplex S.A.	Madrid	euro	0.4	26.00%
Publieci Television S.A.	Madrid	euro	0.3	26.00%
Companies valued at cost	**Registered office**	**Currency**	**Share capital**	**% held by Group**
Auditel S.r.l.	Milano	euro	0.3	30.00%
Beigua S.r.l.	Roma	euro	0.05	24.50%
Class Financial Network S.p.A.	Milano	euro	0.6	9.94%
Consorzio Aeromobili Fininvest (Cafin)	Milano	euro	0.5	45.00%
Convergenza S.C.A.	Luxembourg	euro	3.8	5.00%
E.I.S. S.p.A.	Sesto S. Giovanni (Mi)	euro	0.5	10.00%
Epsilon TV Production S.r.l.	Milano	euro	0.09	100.00%
Euromedia Luxembourg Two S.A.	Luxembourg	USD	42.5	11.76%
HOPA S.p.A.	Brescia	euro	709.8	2.73%
International Media Services Ltd.	Malta	euro	0.05	99.95%
KirchMedia GmbH & Co KGaA	Monaco	euro	55.3	2.28%
Mediaset Ireland Ltd.	Dublin	euro	0.00005	100.00%
Radio e Reti S.r.l.	Milano	euro	1.0	10.00%
TV Breizh Nantes S.A.	Nantes (France)	euro	0.04	15.03%
TV Breizh S.A.	Lorient (France)	euro	22.5	14.35%
Veleno S.p.A. (in liquidation)	Milano	euro	5.0	26.00%
Corporación de Medios Radiofónicos Digitales, S.A.	Zamudio-Vizcaya (Spain)	euro	6.0	5.20%
GSMBOX S.p.A.	Milano	euro	1.19	0.52%

MEDIASET GROUP

2003 Annual Report

Report of the External Auditors

Deloitte.

Deloitte & Touche S.p.A.
Palazzo Carducci
Via Olona, 2
20123 Milano
Italia

Tel: +39 02 88011
Fax: +39 02 433440
www.deloitte.it

AUDITOR'S REPORT IN ACCORDANCE WITH ARTICLE 156 OF LEGISLATIVE DECREE OF FEBRUARY 24, 1998, N. 58

To the shareholders of MEDIASET S.p.A.

We have audited the consolidated financial statements of Mediaset S.p.A. as of December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the Auditing Standards recommended by Consob, the Italian Commission for listed Companies and the Stock Exchange. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The audit of the financial statements of a subsidiary company, on the basis of which, the investment was written down and the loss exceeding the value of the investment was allocated to the provisions for risk and charges, is the responsibility of other auditors.

For the opinion on the consolidated financial statements of the prior year, which are presented for comparative purposes as required by law, reference should be made to the auditor's report issued by Deloitte & Touche S.p.A. (now DT S.p.A.) on March 31st, 2003.

In our opinion, the consolidated financial statements present fairly the financial position of the Company as of December 31, 2003, and the results of its operations for the year then ended in accordance with the Italian regulations governing financial statements.

DELOITTE & TOUCHE S.p.A.

Signed by
Patrizia Arienti
Partner

Milan, April 9th, 2004

This report has been translated into the English language solely for the convenience of international readers

Ancona Bari Bergamo Bologna Brescia Cagliari Firenze Genova Milano Napoli Padova Parma Roma Torino Treviso Verona Vicenza

Sede Legale: Palazzo Carducci - Via Olona, 2 - 20123 Milano
Capitale Sociale: versato Euro 6.720.266,00 - sottoscritto Euro 10.327.450,00 - deliberato Euro 10.850.000,00
Partita IVA/Codice Fiscale/Registro delle Imprese Milano n. 03049560166 - R.E.A. Milano n. 1720239

A member firm of
Deloitte Touche Tohmatsu

MEDIASET S.p.A.

Financial statements as of 31 December 2003
Report on Operations

Dear Shareholders,

we submit for your examination and approval the financial statements for the year ended 31 December 2003, which close with a net profit of EUR 175,097,204 after amortisation, depreciation and write-downs of EUR 101,142,926 and income tax provisions of EUR 99,187,335 net of deferred tax liabilities of EUR 9,865,644.

The economic results of your Company reflect its positive performance as the holding company of the Mediaset group and show a decrease in net results over the previous year. This is attributable to a prevailing result of financial operations and equity investments compared to the operating profit. The dividends paid to the subsidiary companies, net of depreciation and write-downs on equity investments, greatly contribute to the operating profit while compensating for a decreased contribution from the economic exploitation of the library which is still counted among corporate assets.

Dear Shareholders,

Before continuing with our comments to the operations, we communicate that required by CONSOB provisions.

Under CONSOB resolution (Communication dated 20/02/1997, Prot. DAC/RM97001574), a list of the directors and relevant powers is provided:

Chairman

Fedele Confalonieri (*) — has powers of ordinary and extraordinary administration within the maximum limit of EUR 13,000,000.00 per single operation, with the exclusion of those powers which, under article 21 of the Articles of Association, exclusively belong to the Board of Directors. According to the Bylaws, the Chairman is the legal representative of the Company with respect to third parties and in court.

Deputy Chairman

Pier Silvio Berlusconi (*) — has powers of ordinary administration within the maximum limit of EUR 5,000,000.00 per single operation, with the exclusion of those powers which, under article 21 of the Articles of Association, exclusively belong to the Board of Directors. According to the Bylaws, the Deputy Chairman replaces, as legal representative of the Company, the Chairman when he is absent or subject to an impediment, and he acts as legal representative of the Company with respect to third parties and in court. The fact that the Deputy Chairman acts as legal representative shows in itself the

absence or impediment of the Chairman and keeps third parties exempt from any verification or responsibility thereon.

Managing Director

Giuliano Adreani (*) has powers of ordinary administration, within the maximum limit of EUR 5,000,000.00 per single operation, with the exclusion in any case of the granting of loans and of the powers which, under article 21 of the Articles of Association, exclusively belong to the Board of Directors and those which belong to the Chairman. Under the Bylaws, the Managing Director is the legal representative of the Company with respect to third parties and in court.

Directors

Franco Amigoni (**)
Marina Berlusconi
Pasquale Cannatelli
Paolo Andrea Colombo
Enzo Concina
Maurizio Costa
Mauro Crippa
Bruno Ermolli
Marco Giordani
Alfredo Messina (**)
Gina Nieri (*)
Roberto Ruozi (**)

(*) *Members of the Executive Committee*

(**) *Members of the Internal Control Committee*

In line with CONSOB Regulation no. 11971 of 14 May 1999 (article 79) and subsequent amendments, we report the following information with regard to shares held by directors and Statutory Auditors of the Company and its subsidiary companies, according to criteria included in **TABLE 3)**, as provided by attachment 3c) of the aforementioned regulation.

Mediaset S.p.A.
Shares held by directors, statutory auditors and general managers

Full name		Invested company	Number of shares held as at 31/12/2002	Number of shares purchased	Number of shares sold	Number of shares held as at 31/12/2003 (1)
Confalonieri Fedele	B. of Dir.	Mediaset S.p.A.	981,400	-	-	981,400
Adreani Giuliano	B. of Dir.	Mediaset S.p.A.	317,100	-	-	317,100
Amigoni Franco	B. of Dir.		-	-	-	-
Berlusconi Marina	B. of Dir.		-	-	-	-
Berlusconi Pier Silvio	B. of Dir.		-	-	-	-
Cannatelli Pasquale	B. of Dir.	Mediaset S.p.A.	56,500	-	-	56,500
Colombo Paolo Andrea	B. of Dir.	Mediaset S.p.A.	1,000 (2)	-	-	1,000 (2)
Concina Enzo	B. of Dir.		-	-	-	-
Costa Maurizio	B. of Dir.		-	-	-	-
Crippa Mauro	B. of Dir.	Mediaset S.p.A.	95,600	-	24,000	71,600
Ermolli Bruno	B. of Dir.		-	-	-	-
Giordani Marco	B. of Dir.		-	-	-	-
Messina Alfredo	B. of Dir.		-	-	-	-
Nieri Gina	B. of Dir.	Mediaset S.p.A.	143,100	-	92,600	50,500
Ruozi Roberto	B. of Dir.		-	-	-	-
			-	-	-	-
Frattini Achille	Int. Aud.		-	-	-	-
Giampaolo Francesco Antonio	Int. Aud.		-	-	-	-
Perotta Riccardo	Int. Aud.		-	-	-	-

(1) Drafted based on information provided by the people involved and inclusive of assigned, purchased or subscribed shares as reported in Table no. 2 of the notes to the Financial Statements.

(2) 500 shares of which are held by his wife.

At the General Meeting held on 16 April 2003 the terms of directors Tarak Ben Ammar, Jan Mojto, Gilberto Doni and Claudio Sposito expired; at the end of the previous year (31.12.2002) Gilberto Doni and Claudio Sposito held 178,300 and 34,200 shares in Mediaset S.p.A. respectively.

THE GENERAL ECONOMIC SITUATION

During 2003, the international macroeconomic situation – influenced especially in the first part of the year by the strong geopolitical instability caused by the military intervention in Iraq – progressively gave recovery signs, thus meeting the expectations for an upturn of the economic cycle which should occur starting from the second half of 2004.

The general economic evolution mainly reflected the strengthening of the US economy that, due to a strong acceleration in the last two quarters of the year, recorded a 3,1% GDP growth in 2003 (against 2.4% in 2002).

A persisting weak dollar – which resolutely favoured US exports – penalised the growth of the countries from the Euro zone where GDP growth accounted for a modest 0.4%.

In line with the results obtained by other partners from the Euro zone, except for Spain that recorded a 2.4% GDP growth, the Italian economy suffered from a stagnating period in the first

half of 2003 while, in the second half of the year, it gave signs of a slow recovery with an average annual GDP growth totalling 0.3%, a decrease over the past year when the GDP had increased by 0.4% .

The major contribution to GDP figures came from the building industry (+2.5%) and services (+0.7%) while the industrial sector and agriculture recorded a decrease in added value of 0.1% and 5.6% respectively.

In 2003 the domestic economic situation was significantly penalised by the strong revaluation of the Euro that caused a 3.9% decrease in exports and simultaneously increased the imports generated by domestic demand. Domestic demand was supported by a moderate increase in private consumption (+1,3% in 2003 against 0.4% in 2002), while investments – which in 2002 had been promoted by the tax allowances linked to the Tremonti bis law – recorded a 2.1% decrease partly as a consequence of the attitude of manufacturing companies still influenced by weak export perspectives.

The dynamics of domestic consumption – which in 2003 was positive as a whole – is now increasingly associated with the redistribution of the purchase power among households. This reflects – in different ways according to the income categories involved – the persisting gap between the high inflation perceived (mainly as a consequence of the introduction of the Euro) and actual inflation. This reached 2.7% in 2003, and is expected to slow down also in 2004 as a consequence of Euro appreciation on the cost of imported merchandise and services.

The economic situation in the last months of the year showed not only a good evolution of consumption, but also an increase in exports and a positive contribution to growth coming from both industrial production and services. Expectations for a more positive trend of the Italian economy throughout 2004 have thus been strengthened.

****

According to that established by law, in 2003 Mediaset completed its purchase of frequencies from local broadcasters thus implementing a digital multiplex system guaranteeing the coverage of over 50% of the population and since 1st December the company has started broadcasting according to terrestrial digital techniques. From a legal point of view, the rules of transition to terrestrial digital broadcasting will be thoroughly defined only after the *Law on the reorganisation of the Communications System* is approved, which should be in the first months of 2004. This law will also establish new antitrust limits for the players of the Italian communications industry according to a vision which is hopefully less strict than current rules and more in line with the laws that govern competition in most countries. According to that established in Law no. 43 of 24 February 2004, in 2004 a decision shall be made on whether Retequattro should continue to broadcast analogically, after the introduction of terrestrial digital techniques.

FINANCIAL AND ECONOMIC RESULTS

We shall now look at the company's economic and financial results for 2003.

Economic results

A summary of Mediaset's income statements is provided below, with comments and comparisons with the results for 2002:

(EUR millions)

	2003	2002
Total net revenues	**168.6**	**232.7**
Goods and services purchased	16.8	15.5
Personnel expenses	20.3	18.4
Amortisation, depreciation and write-downs	101.2	156.9
Other operating costs	13.6	11.0
Total operating costs	**151.9**	**201.8**
Operating profit	**16.7**	**30.9**
Income/(charges) from investments	240.4	351.6
Interests and other financial income/(charges)	18.1	20.1
Result of equity investment and financial operations	**258.5**	**371.7**
Sundry and extraordinary income/(charges)	**(0.9)**	**(0.6)**
Profit before taxation	**274.3**	**402.0**
Income taxes	99.2	143.4
Profit for the year	**175.1**	**258.6**

Net revenues

Net revenues decreased by EUR 64.1 million, primarily due to the lower revenues from rental of library rights. The quality and quantity of the library owned by Mediaset S.p.A. is gradually being run down. The activity of managing and marketing television rights, which was performed by the subsidiary Mediatrade S.p.A. until 31 December 2002, has now been taken over by R.T.I. S.p.A. (which incorporated Mediatrade S.p.A.). A one-year contract was signed during this year with this company for hiring the television rights through which a payment of EUR 150.00 million (over EUR 220.00 million in 2002) will be made to your company. This amount makes up nearly all the net revenues of Mediaset S.p.A.

Operating costs

Also operating costs decreased considerably from EUR 201.8 million in 2002 to EUR 151.9 million in 2003.

The main reason for this decrease is the decrease in the item *amortisation, depreciation and write-downs* for EUR 55.7 million, a direct consequence of the reduction in the rights library previously mentioned.

In 2003 personnel expenses amounted to EUR 20.3 million. Compared with 2002 amounts, the increase of EUR 1.9 million is attributable to the effects of the wages policy, to higher social charges deriving from the incorporation of Inpdai (the Social Security Institute for Industrial

Executives) into Inps (the Social Security Fund) and to the amounts distributed as incentives for employee dismissals.

Operating profit

The greater reduction in net revenues over operating costs led to a negative variation in operating profit equal to EUR 14.2 million.

Financial income/(charges)

Financial management, which is a characteristic of your company's role as holding company in the Mediaset Group, shows a positive result in 2003 for a total amount of EUR 258.5 million with an EUR 113.2 million decrease over 2002.

This item mainly includes two components: the result from equity investment operations, which includes the dividends received by subsidiary and affiliated companies and the relative depreciation share, and other financial income / (charges), associated with the financial management essentially linked to the "in-house banking" role played by your company to support the activities of its subsidiary companies.

- The result from *equity investment operations*, for a total amount of EUR 240.4 million, shows a decrease of EUR 111.2 million over 2002.

  This evolution is primarily attributable to the increase in the amount of write-downs of equity investments (from EUR 51.4 million in 2002 to EUR 125.4 million in 2003) as a consequence of the higher write-down of the shareholdings in Albacom S.p.A.

  The dividends received by subsidiary and affiliated companies decreased by EUR 37.2 million over the previous year, primarily due to the decrease in the dividends distributed by the subsidiary companies: in 2003 Publitalia '80 S.p.A. distributed EUR 60.00 million against EUR 100.0 million in 2002 (of which EUR 35.0 million for exceptional reasons); in 2003 International Media Services Ltd. distributed no dividends against EUR 17.9 million in 2002; Gestevision Telecinco S.A. maintained the share of the distributed dividends almost unchanged over 2002 (that is, EUR 4.3 million) while Publiespana S.A. distributed EUR 2,7 million against EUR 8.1 million in 2002; conversely, the subsidiary company R.T.I. S.p.A. increased its dividends from EUR 138.5 million distributed in 2002 up to EUR 169.0 million distributed in 2003.

- The second important aspect in the financial operations is the item *interest and other financial income/(charges)* which in 2003 recorded a net amount of EUR 18.1 million over EUR 2.0 million in 2002.

  The Financial Management of the Holding company, mainly through current account relations with the Italian subsidiary companies, conducts a service of centralised management of the financial operations, the main results of which are represented by the following items:

  - *Income and charges towards subsidiary companies*: these substantially refer to interest income and charges accrued on the inter-company current account just mentioned; income decreased from EUR 47.7 million in 2002 down to EUR 41.3 million in 2003, thus recording a EUR 6.4 million decrease; while charges increased from EUR 10.8 million in 2002 to EUR 8.3million in 2003;

- *Income and charges towards others*: interest and financial income / (charges) towards others recorded an increase since the negative balance was reduced from EUR 17.2 million to EUR 15.3 million in 2003;
- *Income from the management of exchange rates*: this item substantially refers to the result of hedging activities on foreign exchange rates. It closed 2003 with a positive balance of plus EUR 0.4 million, in line with 2002.

Profit before taxation and tax on earnings

The pre-tax result totalled EUR 274.3 million, with a EUR 127.7 decrease over the previous year.

Taxes amounted to EUR 99.2 million, with a tax rate at 36.16%.

Profit for the year

The profit for the year amounted to EUR 175.1 million, with a decrease of EUR 83.5 million compared to EUR 258.6 million in 2002.

Reclassified scheme according to the CONSOB communication no. 9400143 dated 23 February 1994 (*)

In order supplement the comments on the economic results, below you will find a reclassified scheme according to that established by the CONSOB communication no. 94001437 dated 23 February 1994. Since 5 August 2005, in compliance with the ad hoc section in article 113 of the Consolidated Act, your company has been registered in the list of the financial brokerage companies regulated by article 106 and subsequent articles of the Law Decree no. 385/93 (Consolidated Act on laws about bank and credit matters). This registration was necessary since, with the approval of the financial statements as of 31 December 2002, which occurred on 16 April 2003, the profit for the year mainly derived, for the second consecutive year, from the results of financial and equity investment operations rather than from the operating profit.

(EUR millions)

	2003	2002
Income from investments	365.8	403.0
Other financial income	160.6	123.9
Interests and other financial charges	(142.5)	(103.8)
Total financial income/(charges)	**383.9**	**423.1**
Write-downs in investments	**(125.4)**	**(51.4)**
Other operating revenues	168.6	232.7
Other operating costs	151.9	201.8
Profit of ordinary activity	**275.2**	**402.6**
Extraordinary income/(charges)	(0.9)	(0.6)
Profit before taxation	**274.3**	**402.0**
Income taxes	99.2	143.4
Profit for the year	**175.1**	**258.6**

(*) A more detailed table of the reclassified income statement is supplied as an attachment to the Notes to the financial statements.

Balance sheet and financial position

(EUR millions)

Balance sheet summary	31/12/2003	31/12/2002
Investments and other financial fixed assets	1,412.9	982.9
Television rights	163.2	261.5
Other intangible and tangible fixed assets	7.4	9.0
Net working capital and other current assets/liabilities	183.9	162.1
Provision for employee termination indemnity	(4.4)	(4.2)
Net invested capital	**1,763.0**	**1,411.3**
Net financial position	**(17.4)**	**406.6**
Net shareholders' equity	**1,745.6**	**1,817.9**

Sources and applications	2003	2002
Cash flow from operations	**403.5**	**332.0**
Total investments incl.:	**(564.5)**	**(143.1)**
financial fixed assets	(563.0)	(135.9)
intangible/tangible fixed assets	(1.5)	(7.2)
Share capital increases	**-**	**-**
Dividends paid	**(247.4)**	**(247.8)**
Other changes affecting cash flow	**(15.6)**	**241.4**
Net cash flow	**(424.0)**	**182.5**

Net invested capital

At 31 December 2003, this totalled EUR 1,763.0 million compared to EUR 1,411.3 million at 31 December 2002; the most significant component of net invested capital is *investments and other financial fixed assets* which amounted to EUR 1,412.9 million; the EUR 430.0 million increase in this item since the previous year is due to the capitalisation of the subsidiary companies R.T.I. S.p.A. for EUR 443.3 million and Mediaset Investment S.a.r.l. for EUR 119.6 million, partially compensated for by writing off the equity investments in Albacom S.p.A. and Mediadigit International S.a.r.l. which was wound up. The item *television rights* fell sharply (EUR 98.3 million) since 31 December 2002, as a result of the portion of amortisation on the still existing rights equity.

Net financial position

The net financial position, which was in negative territory for EUR 17.4 million at 31 December 2003, shows a significant decrease compared to the positive position of EUR 406.6 million at 31 December 2002 (EUR 424.0 million). This is mostly due to the outflow deriving from the capitalisation of subsidiary companies for a total amount of EUR 562.9 million and to dividends paid for EUR 247.4 million, which are offset by financial inflows due to the dividends received distributed by subsidiary companies for a total amount of EUR 365.8 million and to the cash flow generated by operations.

Shareholders' equity

Shareholders' equity decreased from EUR 1,817.9 million at 31 December 2002 to EUR 1,745.6 million at 31 December 2003; the decrease of EUR 72.3 million is mostly due to the negative balance between net profit for the year of EUR 175.1 million and the allocation for the payment of dividends of the previous year for an amount of EUR 247.4 million.

INVESTMENTS IN SUBSIDIARY AND AFFILIATED COMPANIES

With reference to all the areas of operating of the Group, in 2003 the following main company operations were performed.

Television operations

- Starting from **January 1st, 2003**, the legal, economic and tax effects of the **merger by incorporation of Mediatrade S.p.A.** into the parent company **R.T.I. S.p.A.** came into force. This operation was concluded with an agreement signed on December 11th, 2002 in the framework of a wider plan of corporate evolution which was launched on July 2nd, 2002 by the Board of Directors of Mediaset S.p.A.
- On **June 18th, 2003 R.T.I. S.p.A.** and the companies of the Gruppo Fininvest Arnoldo Mondadori Editore S.p.A. and Medusa S.p.A set up the association **Mediafriends-Onlus** with an equal portion each. This association will deal with the development, design and implementation of events – especially television events – aiming at gathering resources for charity purposes and for financing projects in welfare, training and cultural sectors, both in Italy and internationally.
- On **June 25th, 2003 R.T.I. S.p.A.**, in compliance with the agreements signed on July 31st, 2001, purchased a 10% share of **Fascino SGT S.r.l** from Maurizio Costanzo and Maria De Filippi, for an already established amount of EUR 1.9 million, thus increasing its share in this company from 30% up to 40%. Based on the above agreement, R.T.I. S.p.A. shall be entitled to purchase a further 10% share of the capital of this company by December 31st, 2004.
- On **November 3rd, 2003** Mediaset Investment S.a.r.l. transferred its 50% share in the share capital of **Epsilon TV Production S.r.l.** to R.T.I. S.p.A.. As a consequence of this operation, now R.T.I. S.p.A. holds a 100% share in this company.
- On **November 11th, 2003** the Extraordinary General Assembly of **Mediadigit International S.a.r.l.**, a company that held 100% of Mediadigit S.p.A., decided that the company would be voluntarily wound up. On January 21st, 2004 the end of the winding-up procedure was publicly announced.
- On **December 1st, 2003 Mediadigit S.p.A.** whose termination and winding-up had already been decided on April 10th, 2003, was cancelled from the Registrar of Companies. On December 19th, 2002, in the framework of a wider plan of corporate evolution of the Group which was launched on July 2nd, 2003, Mediadigit S.p.A. had disposed of the operations related to *theme channels* and *new media* to R.T.I. S.p.A.

International television operations

- On **March 31st, 2003** the subsidiary company Mediaset Investment S.a.r.l., after obtaining authorisation from the competent administrative authorities in Spain and from the European Antitrust Commission, which were notified that established in the agreements signed on December 18th, 2002 with the Correo Group, finalised the purchase from this group of a 12% share in **Gestevision Telecinco S.A.** and **Publiespana S.A.**. Mediaset Investment S.a.r.l. already held a 15% share for a total amount of EUR 276 million, an amount that included the majority premium. The execution of these agreements had been temporarily suspended while waiting for the new text of article 19.1 of the Spanish Law on Commercial Television (10/1988 dated May 3rd) to come into force, which happened on January 1st, 2003. The new article removed the pre-existing 49% shareholding limit allowed to a single shareholder in companies granting television services nationwide. As a consequence of this operation, the shareholding of Gestevision Telecinco S.A. and Publiespana S.A. is now as follows: Mediaset Group (though Mediaset S.p.A. and Mediaset Investment S.a.r.l.) 52%; Vocento (Correo Group) 13%; Dresdner Bank 25%; ICE Finance BV 10%.
- On **September 5th, 2003**, the Board of Directors of TV Breizh S.A. authorised the capital subscription by its shareholders that had decided to contribute to the share capital increase of TV Breizh S.A., by paying a total amount of EUR 11.3 millions, amounting to 75% of the EUR 15 million that had been decided by the Extraordinary Meeting of TV Breizh on June 20th, 2003. As a consequence of the shares subscribed, the stake of Mediaset Investment S.a.r.l. in this company moved from 12.93% to 14.35%, by subscribing 12,791 shares for a unit price of EUR 151.57, of which EUR 51.57 in share premium, thus paying up a total amount of EUR 1.9 million. Following this operation, the share capital of Tv Breizh S.A. increases from EUR 11.2 million up to EUR 22.5 million. As a consequence of the share subscribed in this share capital increase operation, TF1 has become the majority shareholder of the company with a 40.5% stake. Since September 2000 Tv Breizh S.A. has been broadcasting the bilingual (French/Breton) TV channel bearing the same name on the two satellite digital platforms (TPS and CanalSatellite) and through the main French cable operators.
- On **November 12th, 2003, Mediaset S.p.A. and ICE Finance B.V.** renegotiated the agreement signed on October 15th, 2002 regarding the 10% stakes in Gestevision Telecinco S.A. and Publiespana S.A. held by ICE Finance B.V.. The general conditions of the new agreement were analysed from a financial point of view by Morgan Stanley that had already assessed the conditions established in the previous agreement to determine whether they were viable. Based on the new agreement, from December 15th, 2003 to December 31st, 2005 – a period which may be postponed until December 31st, 2007 - Mediaset S.p.A. will benefit from a pre-emption right on these shares and the price of the put option of ICE Finance B.V. for the sale of these shares to Mediaset S.p.A. is fixed at EUR 222.5 million, plus interest, while in the previous agreement this price had to be the higher amount between the market value established by an independent analysis and EUR 200 million. Based on the new agreement, Mediaset S.p.A. can also take advantage of a call option on these shares at a price of EUR 222.5 million, plus interest. Mediaset Investment Sarl has also acquired from ICE Finance a right of economic use of these shares through to December 15th, 2004. Your company also signed a one-year equity swap agreement with an important

primary international bank starting from December 15th, 2003 that, in exchange for a maximum financial exposition of EUR 222.5 million, guarantees that Mediaset S.p.A. is entitled to benefit from a possible value increase that may occur in case ICE Finance V.V. should decide to transfer these shares to third parties for an amount higher than EUR 222.5 million.

Other equity investments

- On **February 24th, 2003,** Mediaset S.p.A. and the other shareholders of **Albacom S.p.A.**, British Telecommunications Plc, Banca Nazionale del Lavoro S.p.A. and ENI S.p.A. signed an agreement that established that they would grant an interest-bearing loan for totally hedging the financial requirements for the industrial plan that Albacom S.p.A. had to implement in the fiscal years 2003 and 2004 and for the extension up to 7 years of the already existing short-term loan of EUR 250 million granted by Banca Nazionale del Lavoro S.p.A. to Albacom S.p.A, apart from the commitment of the shareholders, which are not jointly liable, to guarantee a pro-quota refund plan. In compliance with that established in this agreement, Mediaset S.p.A. has currently paid a total amount of EUR 42.0 million. On **August 29th, 2003,** the Extraordinary Meeting of Albacom S.p.A. decided to balance the accumulated losses resulting from Albacom Sp.A.'s balance sheet situation as of June 30th, 2003 for EUR 167.8 million and, simultaneously, to decrease the share capital (from EUR 416.5 down to EUR 248.7 million).
- On **April 18th, 2003,** the Extraordinary Assembly of **Press TV S.p.A**. - a company set up in July 2002 and held fifty-fifty by R.T.I. S.p.A. and by the company of the Fininvest Group, Arnoldo Mondadori Editore S.p.A., that develops multimedia publishing projects, among which the publication of periodicals strictly linked to television programmes - decided on a share capital reduction and a subsequent restoring of share capital of EUR 1.5 million with a view to covering the losses linked with the start-up of the company.
- On **July 29th, 2003,** Mediaset Investment S.a.r.l. purchased a 5% stake of **Convergenza S.C.A.** for an amount of EUR 4.7 million. This is a Luxembourg-based company which owns a private equity fund under the same name, of which primary financial and industrial players hold stakes and that mostly invests in companies working in the media industry.

STRUCTURE AND OPERATIONS OF THE MEDIASET GROUP

The structure of the companies directly or indirectly affiliated to Mediaset S.p.A. at December 31st, 2003, broken down by operating areas, is as follows:


COMMERCIAL TELEVISION
OTHER INVESTMENTS
ADVERTISING DIVISION
BROADCASTING AND CONTENTS DIVISION
Publitalia '80 S.p.A. (100%)
Promoservice Italia S.r.l. (100%)
R.T.I. S.p.A. (100%)
Elettronica Industriale S.p.A. (100%)
Videotime S.p.A. (98.23%)
Albacom S.p.A. (19.5%) (**)
HOPA S.p.A. (2.73%) (*)
Publieurope International Ltd (100%)
Publiespana S.A. (52%)
Gestevision Telecinco S.A. (52%)
Publimedia Gestion (52%)
Advanced Media (52%)
ATLAS (52%)
Italy
Spain
International investments

(*) Companies valued at cost
(**) Companies valued by means of equity method

The structure of the Mediaset Group's operations shows how central is the role of **commercial television** activities which are currently concentrated especially in the Italian and Spanish markets. The Group is present in the Spanish market through its shareholding in Telecinco and since 2003 it holds a control stake in Publiespana.

Both in Italy and in Spain, the operations relating to the core business can be referred to two main divisions:

- **Advertising Division**, represented in Italy by **Publitalia '80 S.p.A.** and in Spain by **Publiespana S.A.,** the companies that are in charge of exclusive advertising management for the three Italian television networks and for Gestevision Telecinco S.A. respectively. Publitalia '80 S.p.A. directly and Publiespana S.A. throuth the subsidiary company *Publimedia Gestion*, are also in charge of the theme channels produced by the Group and broadcast through digital platforms, the Internet sites of the Group and other licensed third-party media.
- **Broadcasting and Contents Division,** characterised by the presence of **R.T.I. S.p.A.** in Italy and of **Gestevision Telecinco S.A.** in Spain. Both these companies perform television scheduling activities for the TV networks owned by the Group. These companies – either

directly or through subsidiaries – also develop original programs, acquire television rights, produce drama, perform activities associated with signal broadcasting (as for Telecinco, that according to the law cannot have its own television network, this service is obtained by renting a network from the state-owned broadcaster *Retevision)*. R.T.I. S.p.A. also performs *content extension* activities and, since 2003, after the relevant operation was purchased from Mediadigit S.p.A., it develops synergetic core business activities aimed at implementing services and contents which can be broadcast through channels other than commercial television (*Pay tv*, Internet, mobile telephony, broadband services). These services are provided in Spain by the company Advanced Media.

The Mediaset Group works in the **advertising** industry also **on the international market** through two companies based in London: Publieuros Ltd., sub-holding of these operations, and Publieurope International Ltd.

A comment on the main operations of the Group is provided below, along with the main events that, for each of them, have had an impact on 2003.

Commercial television Italy

Advertising

A substantial portion of the Mediaset Group's revenues are generated from the sale of television advertising on Mediaset networks, over which Publitalia '80 S.p.A. has exclusive rights.

In 2003, sales of advertising on Mediaset networks totalled EUR 2.630.4 million, with a EUR 162.1 million increase over the previous year (+ 6.5%).

Below you will find a table on sales of advertising for the so-called Classic Area, based on the data published by Nielsen:

(source: Nielsen Media Research – net values)

Media	2003		2002		Change
	EUR mil	% share	EUR mil	% share	%
Newspapers	1,705.7	22.5%	1,728.5	23.5%	-1.3%
Magazines	1,165.3	15.3%	1,153.3	15.7%	1.0%
Television	4,123.6	54.3%	3,929.7	53.5%	4.9%
Radio	329.0	4.3%	283.9	3.9%	15.9%
Posters and billboards	187.2	2.5%	181.4	2.5%	3.2%
Cinema	82.9	1.1%	72.1	1.0%	14.9%
Total market	**7,593.6**	**100.0%**	**7,349.0**	**100.0%**	**3.3%**

2003 closed with sales of advertising for EUR 7,593.6 million and a 3.3% increase that, in absolute terms, corresponds to a EUR 244.6 million growth over the previous year.

2003 was an important year for advertising investments since it was characterised by the market recovery and an upturn after two consecutive years characterised by an almost 3% decrease. Television, thanks to Mediaset networks, was the medium than more than any other benefited from this increase in investments (+4.9%).

Television registered an contrasting trend in the two main Italian broadcasters: Publitalia '80 S.p.A. closed the year with a decidedly positive result (+6.5%) whereas RAI S.p.A. lost 3.2

percentage points. Furthermore, Rai lost ground also with radio broadcasting: the brilliant overall result of the radio industry (+15.9%) was mainly determined by the excellent performance of commercial radio broadcasters (+24%) while the radios belonging to RAI recorded losses (-2.9%).

Broadcasting and contents

Management and implementation of programme scheduling and audience shares of the Mediaset networks

During 2003, each network broadcast 8,760 hours of programmes, for a total amount of 26,280 hours, including 12,410 hours of original programmes produces in-house.

The graph below shows an analysis of the evolution of television audience shares and, more specifically, the results obtained by Mediaset networks in 2003:


TOTAL AUDIENCE - 24 HOURS
8,630
8,848
8,915
9,095
9,140
1999
2000
2001
2002
2003

As is shown in the graph above, also in 2003 the Total Audience Share in the 24 hours exceeded nine million people continuing on a positive trend and achieving the best result in the past five years.

But the past year was not characterised by a constant evolution. More specifically, over 2002, we observed the following facts:

- a considerable increase in the average audience share from January to April, with a peak in March of 6.2% (an average number of 600,000 TV viewers more) and a more limited increase in the last two months of the year;
- a different situation from May to September due, on the one hand, to exceptional weather in the summer and, on the other, to the broadcasting of the 2002 Football World Cup.

For all the time brackets, an increase in coverage was recorded against a substantially unchanged or slightly decrease in the time spent in front of television. More in detail:

- as to full day viewing, a decisive contribution was provided by the programmes broadcast late at night that – keeping the time spent in front of television constant and adding about 500,000 new contacts – recorded the highest increase in average audience share (+ 2% corresponding to approximately 180,000 TV viewers);
- the Day Time and Prime Time closed 2003 with a total audience share substantially in line with that of the previous year: the growth in the number of contacts (respectively 400,000 and 380,000 people more than switched the television on for at least one minute) balanced the decrease in time spent in front of television (- 2 minutes and – 1 minute respectively).

Mediaset closed the year with a 44% audience share in full day viewing, thus recording at least 1 percentage point over 2002 and the best result of the past ten years (conversely, in full day viewing, RAI recorded its lowest audience share since 1987).

In the 24 hours, the leading position of Mediaset networks strengthened in the 15-64 age groups (45.5% vs. 42.3% for Rai) and with children (53.1% vs. 34.2%).

As can be seen from the graph below, a new record was set also in Prime Time: with 44.9%, Mediaset had the upper hand over RAI (which was unchallenged since 1988) that, conversely, with 44.6%, is at its historically minimum share ever. The merit of this extraordinary performance goes to the three Mediaset networks: if Canale 5 and Italia 1 confirmed their positions as first and third network with an audience share of 23.9% and 12.4% respectively, Rete 4 achieved an excellent 8.6%, its highest result since 1996.
Finally in the guarantee periods (spring+autumn) Mediaset continued the positive trend of the past years outperforming RAI and increasing its advantage over this competitor (46.2% vs. 44%).


PRIME TIME - AUDITEL YEARS
% INDIVIDUAL SHARE
49.5
49.3
47.6
45.5
45.0
44.6
41.6
42.1
43.1
44.1
1999
2000
2001
2002
2003
Mediaset
Rai

Below is a table detailing full time viewing in 2003:

	Full day	Prime Time	Day Time 7:00-2:00
Canale 5	23.0%	23.9%	22.7%
Italia 1	11.9%	12.4%	11.8%
Retequattro	9.1%	8.7%	9.1%
Total	**44.0%**	**45.0%**	**43.6%**

Canale 5

Extremely positive performance for Canale 5 in 2003: this network maintained its leadership in Prime Time and, compared to 2002, it reduced by half the difference with RAI1 both in Day Time and in full day viewing.
In the 24 hours, Canale 5 was unchallenged in the 15-64 age bracket (24.8% vs. 21.2% recorded by Rai1).
In the observation periods, this network recorded excellent audience shares: in spring and autumn, Canale 5 outperformed its competitor RAI 1 not only in Primae Time but also in full day viewing, with a total audience share of 25.2% and 23.9% respectively against 23.1% and 23.8% of the first state-owned network.

Canale 5 achieved excellent results in terms of audience share by offering its TV viewers in-house produced programmes of their choice and dramas taking inspiration from modern daily life, from literary novels and biographies of famous people. Exceptional results were obtained by *Zelig Circus* and by the football matches of the *Champions League* as well as the ever successful news *TG 5*.

Italia 1

In 2003 this young TV network, characterised by music, fun programmes, cartoons, TV series and sport, did not fall short of expectations and further improved the already positive results achieved in 2002 in all the time brackets. Italia 1 maintained its third position in Prime Time before RAI2 (12.4% vs. 11.7%).
In the 24 hours, this network gained more consensus with the 4-14 age bracket (28.7% vs. 26.6% in 2003), since children and teen-agers keep considering this network as one of their favourites and, with the 15-34 age bracket (17.7% vs. 17.2% in the past year) who consider it as the second best choice after Canale 5.

Retequattro

Excellent results were obtained by Rete 4 in the year which has recently closed: a 9.1% share in Day Time and in full day viewing and a 8.7% share (higher than in 1996) in Prime Time.

In the 24 hours, also in 2003, Retequattro confirmed its third position after Rai1 and Canale 5 in the over-65 age bracket (13.2%).
In spring and autumn 2003 similar results were achieved, absolutely in line with the current trend: Day Time and 24 hours were slightly above 9% whereas Prime Time recorded about half a point less.

A great number of programmes produced in-house are worth mentioning: *Genius*, the last quiz programme by Mike Buongiorno, where children from secondary schools are the main actors; and Italian dramas, not only the new productions, but also the replicas of successful television programmes already broadcast on Canale 5.

Production of television programmes

In 2003 R.T.I. S.p.A. produced 43% of the television programmes broadcast by the Mediaset networks, with a 46.5% decrease over the previous year, due to the lower number of special events produced.

In any case, in 2003, the hours of finished products net of soap operas and dramas, +3.5% (+240 hours) over 2002, due to the increase of the item *Other News*.

Technology for the production of television programmes

The technology for the production of programmes (in-house production) is mainly concentrated in the subsidiary company Videotime S.p.A., which guarantees the maintenance and the technological development of productive systems (studios, post-production and graphic rooms and mobile direction units).

The main project of 2003 was the construction of the New Production Centre Palatino in Rome focusing on the production of news that will be completed in 2004 and will make it possible to concentrate all the production and publishing activities of the Rome-based News compartment into a single production centre. The project also includes the implementation of new studios for the production of soft news that will be added to the already operational studios of Tg5, as well as a digital post production area.

When this project is completed, the reorganisation of the production process of Videotime will come to an end: it will include 4 production centres, divided into 2 geographical areas (2 based in Milan and 2 based in Rome) and into product areas (entertainment and news in each of the geographical areas).

In recent years the introduction of digital technologies has mostly impacted the first stages of the television production process: production (in studios) and post-production (in editing rooms). The plan for evolving from traditional to digital shooting and editing equipment which started in the second half of the 1990s is still underway and is expected to come to an end in the next couple of years.

Acquisition and management of television rights

Mediaset S.p.A. and its subsidiary companies own the most important library of television rights in Italy and one of the largest in Europe.

The following table contains details of the rights library by category at December 31st, 2003:

Types	No of titles	Episodes
Films	4,828	4,828
Television serials	724	15,866
Telenovelas	21	3,025
Cartoons	711	22,552
Short series	237	730
Soap operas	17	3,810
Tv movies	1,753	1,795
Various (Musicals, Entertainment, Theatre, etc..)	965	2,761
Total	**9,256**	**55,367**


Soap Opera e Telenovelas 0.4%
Cartoons 7.7%
Short series 2.6%
Television serials 7.8%
Tv movies 18.9%
Various (Musicals, Entertainment, Theatre, etc..) 10.4%
Films 52.2%

Starting from this year, following the merger by incorporation of the company Mediatrade S.p.A. into the parent company R.T.I. S.p.A, an operation which came into force on January 1st, 2003, all activities regarding the purchase, development and production of rights for Italian television have been brought under R.T.I. S.p.A.

This company has also the objective to manage the rights library of the Group which is constantly enriched through the agreements for the purchase of television rights from American majors, international television producers and Italian film producers/distributors; or through in-house drama production, either independently or in co-operation with international partners of primary importance.

The year 2003 saw a major drive towards the production of dramas, in line with the 2001-2002 period, which turned these series into a central element typical to Mediaset networks schedules.

In particular, the following series of significant long-series productions were confirmed (TV series and soap operas) and important projects were worked out for the production of short-running drama series with a high programming profile, connected to topical issues, the classics in literature and to important Italian personalities.

Music publishing activities

R.T.I. S.p.A. performs music publishing activities which include: the production, purchase, management and protection of copyrights for the musical works produced for audio-visuals (TV theme tunes and productions, dramas) as well as the production of original master recordings which are needed to satisfy television and film industry needs, guaranteeing that they will be used with a view to enabling SIAE (the Italian Authors' and Publishers' Association) to increase its publishing returns. In 2003 these activities generated publishing returns for EUR 4.7 million.

Management of the signal broadcasting network

ELETTRONICA INDUSTRIALE

With a view to adapting its corporate structure to that established by the Italian Law on Terrestrial Digital Television (Law no. 66 of March 20th, 2001 and subsequent application regulations), 2003 was characterised by the transfer from R.T.I. S.p.A. to Elettronica Industriale S.p.A. of the signal broadcasting and transport network for the management and development of over 1700 technological towers.

In the future scenario as the law establishes, three players have been identified: **the content provider**, which is in charge of programme scheduling and contents, **the service provider**, which is responsible for guiding services to programmes and for conditioned access services (such as T-commerce, T-banking) and **the network operator**, which is the owner of the broadcasting right of the network that will be put at the disposal of the other two players and other broadcasters concerned.

This means that the subsidiary company Elettronica Industriale S.p.A. can now count on all the resources that, in the near future, will enable it to be a valuable candidate for the role of network operator.

Today Elettronica Industriale S.p.A. hosts the broadcasting facilities of important Italian broadcasters in its sites on the Italian territory. Among these, mention should be made of R.T.I. S.p.A., the terrestrial channels Prima TV and Europa TV, other local broadcasters and mobile telephony operators.

As already said, 2003 was the year when terrestrial digital technologies were launched. Apart from the well-established analogue networks of Canale 5, Italia 1 and Rete 4 that last year carried the signal to almost 99% of the country's population, the Group implemented a new digital network (Multiplex) covering over 50% of the Italian population on frequencies purchased from the subsidiary company R.T.I. S.p.A.

Furthermore, the subsidiary company Elettronica Industriale S.p.A. designed and implemented new technical facilities for the digital Multiplex system of Prima TV that uses frequencies which, until December, were used to broadcast Telepiù Nero.

Finally, last year the new digital broadcasting system was completed.

Commercial television Spain

Advertising

PUBLIESPAÑA

The Spanish television market, one of the most important in Europe, is characterised by a greater fragmentation in domestic supply than the Italian television market. Apart from Telecinco, there are also a state-owned TV group, Television Espanola, heading two networks (TVE 1 and 2), a private commercial broadcaster, Antena 3 and a plethora of local broadcasters

(*autonomicas*) gathered under the brand *La Forta*. Starting from the second half of 2003, the new digital pay platform has become operational. This platform, that originated from the merger of the only two existing pay broadcasters, that is, *Via Digital (Telefonica Group)* and *Canal Satellite/Sogecable* (partly owned by the *Vivendi/Canal Plus* Group and *Prisa*, a Spanish publishing group), should initially rely on about 2.4 million subscribers with a penetration rate among the highest in Europe, equal to about 20%.

The Spanish television advertising market is the fifth in Europe in size (estimated in 2003 according to *Infoadex* data at EUR 2,315 million) and the second – coming after Italy – in the percentage (totalling about 41%) of the advertising investments intended for television with respect to overall advertising investments in conventional media. The ration between advertising investments and Gross Domestic Product, which is currently 0.8%, still lower than that of the main European markets, also guarantees higher growth in the future. The trend of the Spanish television advertising market – that in the period 1998-2000 recorded extraordinary development rates due to the long-lasting boom of the Iberian economy – was influence in the further two years by the accentuated contraction of the economic cycle that characterised the main international markets, recording in 2001 an 8.2% drop and in 2002 a limited 1.6% growth.

In 2003 Publiespana S.A., Telecinco's exclusive seller of advertising space, reached a market share totalling 28.3%, thus confirming its leadership in the Spanish television advertising market and proving able to effectively support the primacy of Telecinco in terms of audience share in the most appealing "commercial target".

The figures referring to the Spanish advertising market recorded by Infoadex show a growth characterising all the main media, except for the press, a sector that in Spain competes with television as the main medium in terms of advertising sales and that in 2003 had to face the historic overtaking by television. More specifically, the growth of Spanish broadcasters achieved 5.6%.

Publiespana managed to increase sales by 11.7%, while on the basis of Infoadex estimates, sales of government television TVE increased by 3.4% and Antena 3, the main private competitor, only grew by 0.9%.
Sales of chain *La Forta* which gathers independent televisions, increased by around 12.7%.

Broadcasting and contents division

In the year 2003, the programming offered by Telecinco substantially maintained the same structure as that proposed in Autumn 2002, a period in which a strategy was adopted for greater use of original products compared to the purchase or rights, thus further strengthening the characteristics of a programming line which is historically based on innovative, independent and topical contents.

During 2003, Telecinco broadcast 8,760 hours of programmes, including 69.7% hours of original programmes produced in-house.

The following table provides a breakdown of the programmes broadcast by Telecinco in the two years 2003 and 2002 by programme type and divided between original productions and television rights purchased:

Types	2003		2002		Change	
Films	1,102	12.6%	1,138	13.0%	(36)	-3.2%
TV Movies, Short series and Television serials	923	10.5%	1,139	13.0%	(216)	-19.0%
Cartoons	629	7.2%	596	6.8%	33	5.5%
Total rights	**2,654**	**30.3%**	**2,873**	**32.8%**	**(219)**	**-7.6%**
Quiz-game-show	438	5.0%	574	6.6%	(136)	-23.7%
Sport	39	0.4%	48	0.5%	(9)	-18.8%
Music and theatre	181	2.1%	175	2.0%	6	3.4%
Documentaries and others	3,259	37.2%	2,729	31.2%	530	19.4%
News	1,957	22.3%	2,034	23.2%	(77)	-3.8%
Internal fictions	232	2.6%	327	3.7%	(95)	-29.1%
Total productions	**6,106**	**69.7%**	**5,887**	**67.2%**	**219**	**3.7%**
Total	**8,760**	**100.0%**	**8,760**	**100.0%**	**-**	**0.0%**

In 2003 Telecinco was a leader among commercial networks in terms of total audience share, gaining 1.2 points over the same period of the previous year and getting closer to the state-owned broadcaster, as can be seen in the table below.


24 HOURS
% INDIVIDUAL SHARE
24.9
24.5
24.8
24.7
23.4
22.8
22.3
21.0
20.2
21.4
21.0
21.5
20.4
20.2
19.5
16.4
16.9
17.0
17.7
18.2
1999
2000
2001
2002
2003
Telecinco
Tve
Antena3
Forta

The positive results obtained by Telecinco in terms of audience share in 2003 confirmed its leadership as a reference broadcaster in Spain in the supply of dramas, TV series, reality shows and entertainment programmes.

Production of television programmes

In 2003 Telecinco produced 69.7% of the television programmes broadcast.

The increase in the number of original productions and hours produced shows the greater commitment to in-house production in Prime Time with a view to replacing the purchase of rights with new entertainment programmes and talk shows in line with the programming strategy launched in the second half of 2002.

International advertising

PUBLIEUROPE

We remind you that in an increasingly international advertising market, which in recent years has been characterised by strong concentrations and constant transfers of decision centres, the Mediaset Group gave Publieurope International Ltd. the task of managing European activities with a view to achieving additional sales from new businesses in other countries and from constant contacts with the headquarters of multinationals.

The beneficiaries of such activities will be first of all the networks of the Group - Canale 5, Italia 1, Rete 4 and Telecinco – but also all the networks which entrusted Publieurope International Ltd. with the sale of their advertising spaces outside their national territory, more specifically in the German and British markets.

Trade activities – performed through the headquarters in London, Munich, Paris and Lausanne, with the co-operation of Publitalia '80 and Publiespana – confirmed very satisfying results, with a total business volume of the company amounting to EUR 112 million (+14 % over the previous year).

Multimedia and content extension operations

Following the company sell off by Mediadigit S.p.A. which occurred at the end of 2003, the Italian multimedia operations of the Mediaset Group are directly managed by R.T.I. S.p.A., in view of maximising synergy and content extension opportunities with respect to our core business focused on television. These operations include the distribution of satellite theme channels, Internet operations, Teletext (Mediavideo) operations and publishing operations managed in a joint-venture with Mondadori by Press Tv S.p.A., a company set up in 2003. It should also be noted that, as a result of the development of marketing operations pertaining to contents and multimedia services, various agreements were signed with mobile telephony operators.

Advertising sales based on the Internet, Mediavideo and Theme Channels are supported by Publitalia '80 S.p.A. as exclusive concessionary.

The overall **consolidated net revenues** generated by New Media operations in 2003 amount to **EUR 40.8 million**, compared to EUR 35.6 million in the previous year, with a growth equal to EUR 5.2 million.

With the advent of the single satellite platform, born from the merger between Stream and Telepiù, since August 1st, 2003, **satellite theme channels** are distributed on Sky. Following the renegotiations with Sky Italia, since October 1st, 2003, a new channel has been launched, IT! Italia Teen Television, replacing the channel Comedy Life (which ceased broadcasting on July 31st). This new channel is being added to the three networks already broadcasting: Duel Tv, MT Channel and Happy Channel.

As at December 31st, 2003, the total number of subscribers to these channels amounts to 2,342,037, with total **revenues** of **EUR 23.8 million,** an increase over the EUR 21 million recorded in the previous year.

As to **Internet** operations, the positive results generated by the news contents developed by Tgcom and Tg5 were confirmed. The news area thus consolidated its position among Italian on-line news Web sites.

The **revenues** generated by the Internet operations of the Group amounted to **EUR 5.2 million.**

As for Teletext (**Mediavideo**), the success achieved at both a programming and sales level was confirmed also in 2003, with **revenues** for **EUR 4.7 million**, an increase compared to the result of the previous year totalling EUR 4.4 million.

As for multimedia sale operations, R.T.I. S.p.A. provided services and contents to both second and third generation mobile telephony operators, taking advantage of the technological and brand opportunities offered by the Mediaset Group. During 2003, 55 new products / services were introduced and distributed through mobile telephony operators.

More specifically, in 2003, SMS News, Sport and Soap Gaming services were launched as well as the production of MMS under the TG5 brand to be supplied to all mobile telephony operators and the distribution of the WAP Mediaset Online portal was started on the Vodafone Live platform.

In 2003, all these operations generated **revenues** totalling **EUR 7 million**, almost triple the amount of EUR 2.5 million in the previous year and with good growth perspectives in 2004.

As for the operations managed by **Press TV S.p.A.,** the success of the weekly sports magazine *Controcampo* was confirmed in 2003 as well as that of the publications *Amici di Maria De Filippi* , *Grande Fratello and Macchina del Tempo.*

In **Spain** the diversification operations were performed by both 100% subsidiary companies (Publimedia Gestion and Advanced Media) and companies that work with Telecinco in partnership with third parties.

Publimedia Gestion is the company in charge of the sale of advertising space held 100% by Publiespana. This company offers the market new communication opportunities in terms of formats and innovative projects developed by Advanced Media and other licensed media, mainly the Internet, the press and local television. As for local televisions, this company manages about 60% of total advertising investments. Publimedia also organises the sales of the advertising spaces in the pages of the Telecinco Web site (ww.telecinco.es) integrated in the portals Wanadoo and GSM Box.

The operations of **Advanced Media** mainly focus on the production of entertainment television, multimedia and audiovisual formats.

In 2003 Publimedia and Advanced Media generated gross **revenues** totalling **EUR 24.7 million,** with a 10% increase over 2002.

Digital Terrestrial Television (DTT)

The scenario

In a number of countries, "multi-channel television", that is, the possibility of receiving a large number of national television channels, is a long-time acquired achievement. In the United States 90% of the population can watch hundreds of TV networks through cable or satellite technologies. In the major European countries (France, United Kingdom, Germany), multi-channel television covers a large share of the population (33%, 50% and 66% respectively).

Italy is the European country where multi-channel television is the least widespread. The penetration of multi-channel television platforms is limited to a small group of TV viewers corresponding to 15% of the Italian population and this for a number of reasons: Italian TV viewers are not keen on subscribing to Pay TVs; no investments have been made in the

development of cable television and the installation of satellite systems can pose real problems in houses and buildings situated in the historical centres of Italian towns.

The Digital Terrestrial Television has the potential to fill this gap, thanks to its distinctive features: it is free and easy to install. Digital terrestrial technologies are an innovative system to broadcast television signals in a digital format, with an ordinary television antenna and the support of a digital "set top box".

The evolution from analogue to digital terrestrial technologies can revolutionise the concept of television. Thanks to its interactive features, digital terrestrial television can also play an important social role since it can become an important tool for the diffusion of the services by news companies which now suffer from the limited penetration of the Internet and PCs in households.

Since December 1st, 2003, the first Mediaset multiplex system has been operational. It covers 51% of the Italian population and, by the end of 2004, it will provide a coverage up to about 70%.

Thanks to multiplex systems, the audience of terrestrial television can already watch for free a number of channels which are either completely new or only available on satellite so far. As for interactive services, apart from information services referring to road traffic and weather forecasts, Mediaset S.p.A. is also considering whether an information and booking system for medical visits is feasible by using the "Chart of services to citizens".

The role of Mediaset

Mediaset's strategy in the scenario that is coming with the advent of digital terrestrial television aims at developing a kind of supply which is substantially for free in order to maintain the idea in the audience that there's a big difference in value between free to air and pay television.

For the Mediaset Group, digital terrestrial technologies provide a significant opportunity to seize, both through R.T.I. as a content provider – since it makes it possible to renew traditional television entertainment programmes and to propose highly useful services to TV viewers – and through Elettronica Industriale S.p.A. as a network operator – since it provides know-how and own broadcasting capacity to third broadcasters within its own digital bouquet.

The development of digital terrestrial television is also compliant with Mediaset's current strategy which consists of monitoring the new technologies pertaining to platforms other than television platforms, from UMTS in the mobile telephony industry to the new DSL technologies in the Internet.

In a competitive framework that in the near future – with a greater penetration of technologies and multi-channel television – will predictably promote a significant development of new economic players, it is important for Mediaset to diversify its operations through financial investments in operators / platforms that develop new industrial projects, with a view to playing an active role in a sector which is – though partially – destined to erode Mediaset's current business.

The passage to DTT technologies meant a double effort for the Mediaset Group. First, a technological effort in order to acquire the technology needed and, second, an effort in contents since the programme scheduling of the three analogue networks of the Group must be enriched with interactive applications.

The industrial approach to digital terrestrial television was based on two different steps: the pilot stage, which is known as "Trial DTT", and the stage of actual digitalisation of the "Italian Digital Terrestrial Television".

Trial DTT

Starting from the first months of 2003, this project evolved from the experimentation stage which started in October 2002 to the implementation stage which included the selection of the technological partners for the decoders (set top boxes) to be used for experimenting and implementing the services of the return line. The recruitment of the sample households in which decoders would be installed for the experimentation stage started in September 2003.

Italian DTT

Since 2003 Mediaset S.p.A., thanks to the know-how acquired in the trial period, has decided to change the core of its operations throughout the Italian territory.

It was thus necessary to purchase new frequencies: from 2001 to 2003 the Group has been purchasing equipment and operations from local television operators in order to gain the ownership of the frequencies needed to provide the Italian population with over 50% coverage.

Subsequently, the technological equipment was implemented to broadcast the digital signal on the frequencies purchased, thus creating a digital Multiplex system.

In order to fully exploit the potential of the digital project, Mediaset worked in two directions:

- developing the service offered by its own Multiplex system, by broadcasting five channels in digital format (*BBC World, 24 Ore TV, Class News, VJ Television* and *Coming Soon TV)*;
- Proposing own "interactive services" and combining them with the contents of Canale 5, Italia 1 and Rete 4: "news services" that can enrich the programmes with information cards TV viewers can view using their remote control and "entertainment services" including more sophisticated applications such as market surveys, merchandising activities and participation to games.

Other equity investments

In the nine months of the fiscal year closing on March 31st, 2004, **Albacom S.p.A.** confirmed the positive trend of the previous year. In a market characterised by a substantially stable demand, Albacom recorded revenues totalling EUR 485.5 million, in line with the result achieved in the same period of the previous year.

The gross operating profit recorded EUR 8.1 million compared to – EUR 3.6 million in the same period of 2002, while the operating profit was still negative (- EUR 63.4 million), though improved over the previous year (- EUR 82.6 million). These results were obtained partly due to the revenues attributed to the company as a consequence of the judgement pronounced on September 18th, 2003 by the European Court of Justice that declared as illegitimate the annual contribution paid by telecommunication companies. This amount, which was calculated on sales, had been registered in Albacom S.p.A.'s books starting from 1999.

At December 31st, 2003, the balance sheet and income statement situation of Albacom S.p.A. showed a high number of extraordinary charges, arising from the value adjustments referring to deferred taxes. These adjustments were made to reflect the estimated decreased recoverable

amounts in deferred taxes following the revision of the current corporate plans and the write-off of an equity investment. As a consequence of these operations, the net result of Albacom S.p.A. recorded losses for EUR 313.4 million as at December 31st, 2003.

Given this result, the write-off of the equity investment for Mediaset S.p.A., amounted to EUR 125.4 million at December 31st, 2003.

It should also be noted that, following the agreement for the coverage of the financial needs of Albacom S.p.A. signed by shareholders on February 24th, 2003, Mediaset S.p.A. paid a total amount of EUR 42.0 million as interest-bearing loan on December 31st, 2003.

Hopa S.p.A.: as already said as at December 31st, 2002, in the framework of the agreement signed on December 6th, 2002, between Mediaset S.p.A. and Fingruppo Holding S.p.A., Mediaset S.p.A. holds an unconditioned put option right to Fingruppo of a 2.73% stake, corresponding to an amount of EUR 40,000 and 37,289,973 shares, held in Hopa S.p.A. for a value of 1.33 euro and 1.44 euro per share variable according to the period when the option is exercised and, in any case, not beyond January 2008. Mediaset S.p.A. also had an irrevocable and unconditional call option right for an amount of EUR 80 million of Olivetti S.p.A.'s common shares at a price that had been initially fixed at 1.7 euro per share, but that, after the merger between Olivetti S.p.A. and Telecom Italia S.p.A. has been renegotiated based on the share swap rates arising from this merger and now totalling 37,724,240 ordinary shares of Telecom Italia S.p.A. at a price of EUR.

3.6051 per share. This pre-emption right, which can be exercised by December 2007, refers to the right acquired within the above agreements by Holinvest S.p.A., a subsidiary company of HOPA S.p.A.

It should also be noted that on June 10th, 2003, the Board of Directors of Hopa S.p.A. set up an Executive Committee that includes also a representative from Mediaset S.p.A., as established in the agreements signed between Mediaset S.p.A. and Fingruppo Holding on December 6th.

HUMAN RESOURCES AND SOCIAL RESPONSIBILITY

General profile

"*The Mediaset Group acknowledges that human resources are a key factor for its development. HR management is based on the respect of personality and professional skills.*" (Article 2 –Code of Ethics of the Mediaset Group).

The business growth and development potential of a publishing and television company is based on its intellectual equity and this is why "human resources are so fundamental to our company".

Workforce and personnel composition

The total number of Mediaset S.p.A. employees decreased by a few units since 2002. The overall workforce went from 220 units (214, considering permanent staff only) down to 216 units (209 considering permanent staff only) from one year to the following. This was the result of a careful recruitment policy combined with an objective of corporate profitability.

Geographical distribution

	31/12/2003		31/12/2002	
	Number	**%**	**Number**	**%**
Milan	189	90.4%	194	90.7%
Rome	20	9.6%	20	9.3%
Other locations	-	0.0%	-	0.0%
Total	**209**	**100.0%**	**214**	**100.0%**

Age brackets of the permanent staff

	31/12/2003		31/12/2002	
Age	**Number**	**%**	**Number**	**%**
Until 25 years	3	1.4%	3	1.4%
From 25 to 35 years	65	31.1%	72	33.6%
From 35 to 45 years	99	47.4%	100	46.7%
Over 45 years	42	20.1%	39	18.2%
Total	**209**	**100.0%**	**214**	**100.0%**

Corporate seniority system

	31/12/2003		31/12/2002	
Seniority	**Number**	**%**	**Number**	**%**
Until 3 years	50	23.9%	55	25.7%
From 3 to 7 years	29	13.9%	23	10.7%
From 7 to 15 years	65	31.1%	77	36.0%
Over 15 years	65	31.1%	59	27.6%
Total	**209**	**100.0%**	**214**	**100.0%**

Personnel categories

Mediaset S.p.A.'s policy is fundamentally based on the idea of professional growth from within. Evidence is provided by the medium-high corporate seniority of the permanent staff and a low turnover. A careful selection is therefore needed to guarantee that qualified young people join the company, with professional skills, natural attitudes and motivations that can prove productive for the company. A detailed break-down of the personnel categories of your company is provided in the table below:

	31/12/2003		31/12/2002	
	Number	**%**	**Number**	**%**
Managers	36	17.2%	38	17.8%
Juornalists	4	1.9%	4	1.9%
Middle managers	33	15.8%	37	17.3%
Office staff	136	65.1%	135	63.1%
Total	**209**	**100.0%**	**214**	**100.0%**

Equal opportunities

Evidence that Mediaset S.p.A. supports a policy of equal opportunities is provided by the strong female component in the total corporate workforce (60%) and by the presence of women in a variety of managerial positions.

Workforce per category

	31/12/2003		31/12/2002	
	Men	**Women**	**Men**	**Women**
Managers	28	8	30	8
Juornalists	4	-	4	-
Middle managers	11	22	10	27
Office staff	39	97	38	97
Total	**82**	**127**	**82**	**132**

Workforce per category in percentage terms

	31/12/2003		31/12/2002	
	Men	**Women**	**Men**	**Women**
Managers	34.1%	6.3%	36.6%	6.1%
Juornalists	4.9%	0.0%	4.9%	0.0%
Middle managers	13.4%	17.3%	12.2%	20.5%
Office staff	47.6%	76.4%	46.3%	73.5%
Total	**100.0%**	**100.0%**	**100.0%**	**100.0%**

Wage and incentive systems

The wage policy, based on merit criteria, aims at spreading the culture of top performance and constant improvement with a view to increasing the company's value. Also the incentive system (MBO) which is applied to almost all the managerial positions is used according to a logic of rewarding performance and merit. The Stock Option Plan, which is a useful tool to cultivate the loyalty of people who are valuable to the company due to their position and skills and to enable these people to share and actively participate in the success of the company, was offered in 2003 to a selected group of managers.

Environment protection, safety and health

"While performing its activities, the Mediaset Group has the objective of protecting the health and guaranteeing the safety of its Recipients, adopting all the measures in force as per the Law". (Article 12 –Code of Ethics). The main actions taken in 2003 in order to pursue the objective of health and safety were the following:

- at the beginning of October 2003, the action "Mediaset smette" (Mediaset stops), Mediaset "no smoking company" was launched;
- training was offered to video terminal operators, in compliance with the Law Decree no. 626/94, through an on-line course put at their disposal through the corporate Intranet since November 2003;
- ophthalmologic and orthoptic checks for video terminal users.

In-house communication

In-house communication – an objective that all the companies belonging to the Mediaset Group have been constantly developing and improving – launched a few important actions in 2003: the practice of holding three meetings for all the managers of the Group's companies has been introduced with the presence and the support of the corporate top management. General subjects, from business to organisational matters, will be discussed on these occasions. Furthermore, for the first time ever, a convention took place which saw the participation of all the Managers and Middle Managers of the Mediaset Group in Montecarlo (December 1st – 2nd, 2003).

Training

Training for employees

In 2003, apart from daily "on the job" activities", particular attention was focused on those skills which transversally concern all the structure and all the positions and that are at the basis of an advanced **organisational and managerial culture**, such as:

- Project for young graduates
- Training for middle managers
- Training for new managers
- Development of personal skills.

A second kind of training is what is generally known as **vocational training**, whose aim is to acquire a greater understanding of the role played and greater professional skills. Among these, there are the following actions:

- the roles of communication in Mediaset S.p.A.. Communication as a profession;
- value based management;
- corporate tax regimes;
- what's new in labour law and corporate law.

A third kind of training is known as **specific training**, where people are trained to the used of IT tools or languages, especially English. Training - Hours of training.***Projects regarding the world outside***

In 2003, Mediaset S.p.A. developed actions oriented externally to draw attention to the development of skills which are professionally associated with the world of commercial television, an industry where the Group is a leader in Italy. Among these:

- training multimedia campus;
- top course directing;
- master course in television scheduling and production;
- workshop.

In 2003 Mediaset S.p.A. co-operated with a number of universities and schools in order to enable students to come in touch with the television world and to acquire an experience in different divisions of the company through 23 workshops and an average of 135 days on the company premises.

LEGAL DEVELOPMENTS IN THE TELEVISION INDUSTRY

The element characterising all 2003 and the first months of this year has been the "Gasparri" Bill, bearing the name of its promoter, the Minister of Communications.

This Bill, which consists of a complex and thorough ordering of the broadcasting sector by re-defining the current antitrust limits in a hopefully less restrictive prospect and more in line with the rules that govern competition in most other countries, was given the final go-ahead from the Senate on December 2nd, 2003 but had to return to the Lower House as a result of not being enacted by the President of the Republic who had cast certain doubts on the matter.

Specifically, the President had objected to too much time being allowed to the sector's Authority for checking on progress of terrestrial digital broadcasting, on the lack of disciplinary measures available to the Authority in this regard, to the risk that the ceiling (20%) in the resources of the Integrated System of Communication (SIC) could lead, in view of its size, to the creation of dominant positions and, lastly, to the possibility that the broadcasting sector could draw away resources from the press sector.

Therefore, in January 2004, the Chamber of Deputies began to reword the Bill, taking account of the President of the Republic's remarks, and this work should be concluded within the first part of 2004.

In the meantime, Bill 352 of December 24th, 2003 was converted into Law 43 of February 24, 2004. This establishes – drawing on the Gasparri Bill and taking account of the Head of State's

remarks – the ways that the transitional period is to be finally ended and the elements by which it will be possible to continue broadcasting on the so-called "surplus" channels and the selling of advertising space on RAI 3 after December 31st, 2003.

The Bill was necessary in order to fill the gap in law brought about by the failure to promulgate the system law within December 31st, 2003 as established by the Constitutional Court with sentence no. 466/02 that declared Article 3, paragraph 7 of Law 249/97 unconstitutional since it did not establish a specific term.

The Bill now converted into law identifies the elements for developing terrestrial digital broadcasting as the condition for continuing with the operations of the analogue and "surplus" channels. This establishes that, by 30 April 2004, the Authority for Communications must examine the overall offer of digital television programmes in order to ascertain:

- the quota of the population reached by the new terrestrial digital channels, which must not be less than 50%;
- the presence on the domestic market of decoders at accessible prices;
- that these channels actually offer programmes to the public differing from those broadcast by analogue channels.

The Authority has begun the examination and has involved television operators, content providers and the producers of decoders to ascertain, right from the beginning of its development, the state of the digital system.

Mediaset, through its subsidiary R.T.I. S.p.A. sent its remarks on 12 February 2004 , from which it results that 5 multiplex are already operative (2 RAI, 1 Mediaset, 1 La7, 1 Dfree), each of which reaching more than 50% of the population, and thanks to which terrestrial television viewers can now receive 11 completely new channels free of charge (which up to now had only been available via satellite), as well as having the 9 main analogue channels broadcast digitally, many of which also coming with interactive services.

This situation, together with the extensive availability of decoders at low prices on the market due to the possibility of a contribution of EUR 150 directly from the sales outlet as provided by the Finance Bill for 2004 following the adoption of the Ministry of Communications Decree on December 30th, 2003, makes it plausible to believe there will be a positive outcome to the inquiry underway regarding the possibility for Retequattro to continue broadcasting using the current analogue system.

There are also to be noted two exploratory inquiries currently being carried out, one by the Communication Guarantee Authority and one by the Competition and Market Authority.

The first has been put in place following the regulations introduced by EU directive 2002/21 "Harmonised regulatory framework for the Networks and Electronic Communication Services" which provides, at Articles 14, 15 and 16, for the analysis of markets (totalling 18, including those of "broadcasting services, as well as distribution networks to the extent that they provide the means for supplying broadcasting contents to end users") in order to identify any subjects with significant market power on which, if necessary, to impose obligations beforehand regarding: openness, non-discrimination, separate accounting, access, price control and accounting of costs.

The second was started pursuant to Art. 12, paragraph 2, of Law 287/90 on the broadcasting sector, specifically concerning the advertising market and that of the networks for the transmission of the television signal.

OTHER INFORMATION PURSUANT TO ART. 2428 OF THE CIVIL CODE

Research and development

Research and development is carried out by the subsidiary companies as part of their allocated work. The relative observations are given in the section **Structure and operations of the Mediaset Group.**

Own shares

At December 31st, 2003, the value of own shares, purchased as per the provisions of the resolutions of the Ordinary Shareholders' Meetings of April 20th, 2000, April 9th, 2001, April 24th, 2002, and April 16th, 2003, amounted to EUR 21.9 million (EUR 27.4 million at December 31st, 2002), equivalent to 3,064,000 shares and for use by the stock option plans decided.

During the period, in order to stabilise the fluctuations in the share price, and for needs of the approved stock option plan, a total of 3,523,251 shares were bought for an equivalent value of EUR 26.6 million, and 4,290,332 shares were sold for EUR 32.1 million. These transactions generated net income totalling EUR 1.2 million.

Stock Option Plans 2000/2002 (General Meeting of April 20th, 2000) and 2003/2005 (General Meeting of April 16th, 2003)

The shareholders' meeting of April 16th, 2003 decided to create a new Stock Option Plan for 2003 to 2005 in order to gain the loyalty of the participants to the Plan and to engender their joint responsibility in the Group's operations and development.

This Meeting gave its approval to set up the Stock Option Plan 2003/2005 on the company's own shares for the employees of the company, its subsidiaries and its controlling company. These employees are selected by the Shareholding Plan Committee from among executives, journalists and managers of business units (or other company qualifications) with the plan remaining in place for three years. Approval was also given for similar projects to be put in place in subsidiary companies or companies in which the company has a direct or indirect holding, should it be felt appropriate by the Board of Directors.

The Stock Option plans 2000/2002 and 2003/2005 resulted in the following allocations:

Year 1/1 - 31/12	Number of partecipants to plan	Option rights assigned for the purchase of company shares	Exercise price	Exercise period, only allowed in one purchase	Check of compliance with the criteria established by the Committee
2000	140	585,000	17.16	1.1.2003/30.6.2004	Rights to exercise
2001	187	3,229,000	7.26	1.1.2004/30.6.2005	Rights to exercise
2002	190	2,626,000	9.64	1.1.2005/30.6.2006	Rights to exercise
2003	141	3,565,500	7.39	1.1.2006/31.12.2007	Subject to verification of compliance with criteria

As a result, to date there have been allocated option rights for the purchase of 6,440,000 shares in the company, the obligations for which have been met, and which amount to 0.54% of current share capital, as well as the purchase of a further 3,565,500 shares which, to be exercised, obligations established by the Shareholding Plan Committee must be checked to have been met. The second of these amount to 0.30% of the current share capital. The plan relating to the 2001 period, which provided for 182 participants and the allocation of purchase option rights on 1,131,500 shares in the company at an exercise price of EUR 10.39 each, whose obligations were not met, has closed.

Relationships with subsidiaries, affiliates, the parent company, associated and related companies

The following tables provide details of the relationships and economic transactions with subsidiaries, affiliates, the parent company, associated and related companies. These operations took place at normal market conditions.

(amounts in EUR thousands)

Payables from operations

Company	Costs + purchases tangible/intangible assets	Liabilities + invoices to pay
Parent company		
Direct control		
Fininvest S.p.A.		
Rentals, administrative services, seconded personnel and domiciliation	232	198
Guarantee	240	-
Royalties	4,650	-
Dividends	118,031	-
Fininvest Group affiliated companies		
Consorzio Aeromobili Fininvest		
Aircraft rentals	2,607	425
Mediaset Group subsidiary companies		
R.T.I. S.p.A.		
Rentals, sundry services, administrative services, sponsorships, condominial expenses	2,557	291
Distribution mandate	6	25
Advances on options	-	2,257
Group VAT management VAT debt	-	11,638
Exchange, forex and valuation losses	34,293	-
Videotime S.p.A.		
Administrative services, sundry services, seconded personnel, surveillance, travelling expenses	101	29
Group VAT management VAT debt	-	1,111
Current account, interests	422	18,840
Mediadigit S.p.A. liquidaqted		
Current account interests	338	-
Gestevision Telecinco S.A.		
Sundry services	-	2
Publitalia '80 S.p.A.		
Current account, interests	6,737	173,300
Sundry services, seconded personnel, royalties, travelling expences	6	-
Group VAT management VAT debt	-	7,911
Elettroinica Industriale S.p.A.		
Current account, interests	713	44,529
Travelling expences	1	-
Group VAT management VAT debt	-	1,530
Epsilon Tv Production S.r.l.		
Current account interests	1	-
Promoservice Italia S.r.l.		
Advertising costs	17	9
Group VAT management VAT debt	-	144
Current account, interest	45	1,509
Mediaset Group related companies		
Albacom S.p.A.		
Phone and edp services	388	92
Capital loss from investments valuation	125,426	-

(amounts in EUR thousands)

Payables from operations Company	Costs + purchases tangible/intangible assets	Liabilities + invoices to pay
Fininvest Group related companies		
European Communication Ltd.		
Royalties, rights	-	45
Exchange losses valuation	25	-
Cinema 5 Sp.A.		
Leases	9	-
Pagine Italia S.p.A .		
Advertising space	759	-
Il Teatro Manzoni S.p.A.		
Sponsorships	237	155
Arnoldo Mondadori Editore S.p.A.		
Books, magazines	1	-
Alba Servizi Aerotrasporti S.p.A.		
Parking, rentals	72	5
Medioloanum Assicurazioni S.p.A.		
Sundry services	1	-
Mondadori Retail S.r.l.		
Gift, other entertainment expenses	44	44
Mondadori *sistemi di* Comunicazione S.r.l.		
Digital terrestrial	238	238
Medusa Film S.p.A.		
Adevertising, shows, fairs, conventions	2	23
Reteitalia S.p.A.		
Distribution mandate	1	-
Medusa Video S.r.l.		
Entertainment expenses	3	3
Isim S.p.A.		
Leases	-	-
Distributed dividends	1,680	-
Milan A.C. S.p.A.		
Donations	1	-
Servizi Milan S.r.l.		
Donations	32	-

(amounts in EUR thousands)

Receivables from operations

Company	Revenues and income + sales of fixed assets	Receivables + invoicing
Parent company		
Direct control:		
Fininvest S.p.A.		
Technical services, recovery of costs, seconded personnel, guarantee	777	783
Mediaset Group subsidiary companies		
R.T.I. S.p.A.		
Sundry services, commission on guarantees, domiciliation, condominial expenses, royalties, distribution mandate, emoluments, recovery of costs, other revenues, rentals, rights sale	4,033	3,782
Advances on options	-	2,257
Hiring of programmes	150,000	45,000
Dividends	168,984	-
Current account, interest	41,289	885,916
Exchange, forex and valuation gains	80,271	-
Group VAT management VAT credit	-	21,612
Videotime S.p.A.		
Services, commission on guarantees, recovery of costs, emoluments, travelling expenses	8	1
Group VAT management VAT credit	-	599
Mediadigit International S.a.r.l. in liquidation		
Capital gain from liquidation of the Company	5,972	-
International Media Services Ltd.		
Tax credit	967	-
Publitalia '80 S.p.A.		
Services, commission on guarantees, recovery of costs, emoluments, travelling expenses	205	80
Group VAT management VAT credit	-	2,134
Dividends	60,000	-
Publiespana S.A.		
Dividends	2,693	-
Gestevision Telecinco S.A.		
Dividends	4,349	-
Elettronica Industriale S.p.A.		
Technical services, travelling expenses, recovery of costs, emoluments, commission on guarantee	4	1
Group VAT management VAT credit		
Epsilon Tv Production S.r.l.		
Current account, interest	22	4,687
Promoservice Italia S.r.l.		
Group VAT management VAT credit	-	462
Mediaset Investment S.a.r.l.		
Recovery of costs	2	6
Mediaset Group affiliated companies		
Veleno S.p.A. in liquidation		
Revaluation of investments	26	-
Mediaset Group related companies		
Albacom S.p.A.		
Non interest-bearing remittances, interests	745	42,838
Phone, sponsorships	17	15

(amounts in EUR thousands)

Receivables from operations Company	Revenues and income + sales of fixed assets	Receivables + invoicing
Fininvest Group related companies		
Arnoldo Mondadori Editore S.p.A.		
Sponsorship	19	20
Banca Mediolanum S.p.A.		
Services, recovery of costs	-	27
Finedim Italia S.p.A.		
Technical services	1	1
European Communication Ltd.		
Royalties, rights	-	76
Valuation and exchange profits	57	-
Mediolanum Vita S.p.A.		
Technical revenues	-	6
Medusa Video S.r.l.		
Royalties , Mediafond	59	20
Reteitalia S.p.A.		
Legal transactions	697	41
Il Teatro Manzoni S.p.A.		
Technical revenues	1	1

It is also pointed out, in accordance with CONSOB Communications no. 1574 of February 20th, 1997 and no. 2064231 of September 30th, 2002, that during 2003 Mediaset S.p.A. incurred costs of EUR 50 thousand with respect to consulting relationships with the Sin&rgetica Group.

Privacy: protection and guarantee measures

The Proprietor assigned to privacy states that, in accordance with Art. 26 of the Technical measures regarding minimum levels of security contained in Legislative Decree 196/2003 and called the Privacy Code, the Policy document on security (DPSS) has been updated. This is a periodical updating since this document was already prepared in the past pursuant to the law (the previous version was approved on May 30th, 2003).

The DPSS defines the policies, the security standards and the procedures followed by the Company when handling personal information, on the basis of the analysis of risks pertaining to data and the distribution of duties and responsibilities within the structures in charge of their handling.

Monitoring and control

Your company has implemented Legislative Decree 231/2001 regarding the penal responsibility of companies by appointing an internal "Monitoring and Audit Committee" which, fully independently and with the support of corporate functions and possible external consultants, has to monitor the full application of the "organisational model" adopted, updating its content, and signalling any violations or non-compliance to the company's Board of Directors.

Tax amnesty

Your company complied with the facilitated settlement provided for by Law 289 of December 27th, 2002, and specifically as per Article 8, by adding to the taxable income for previous years from 1997 to 2001.

SIGNIFICANT EVENTS AFTER DECEMBER 31, 2003

On March 17th, 2004, Mediaset, Mediaset Investment, Vocento, Dresdner Bank and ICE Finance, shareholders in Gestevision Telecinco S.A., signed an agreement to begin the project for listing the company at the Madrid Stock Exchange, expected to be achieved by the end of 2004.

FORESEEABLE DEVELOPMENTS

- In the first two months of 2004, advertising sales on Mediaset showed an increase of 7.2%, confirming the consolidation of the upswing in the television advertising market which began in the second half of 2003. Publiespana's advertising sales performance for Telecinco grew by 24.6% year on year.
- In the observation period (from January 25th, 2004 to March 20th, 2004), Mediaset channels held onto their leadership in Prime Time with 45.7% of the viewing public. First place is also confirmed over the 24 hour period with 44.6%. The most important leading position, however, is that with the commercial target (aged 15 to 64): in Prime Time, Mediaset achieved a share of 47.4% compared to 41.6% at RAI; over the full day, Mediaset had 46.3% against RAI's 40.6%. Telecinco is continuing in the first part of 2004 (from January 1st to March 15th) the positive audience results of 2003, achieving an average full day share of 22%, as opposed to 21.2% achieved in the same period of 2003. In Prime Time, with a record share of 23.9% (22.5% in 2003), Telecinco is once again the top commercial network in Spain. This broadcaster is also strengthening its leadership in audience numbers among the commercial target, with a share of 25% (24.6% in 2003).
- Based on current advertising sales performance in both Italy and Spain, an improvement is expected in the first part of 2004 regarding operating revenues and in cash generation compared to 2003. On an annual basis, lacking precise indications about the performance of the advertising market, the Group is aiming at retaining the high operating revenue levels achieved in 2003, by means of maintaining the efficiency objectives in terms of television costs and investments in rights. During 2004, the Group will also continue with investment aimed at further extending coverage and the offer of new contents and services as part of the process for converting to the terrestrial digital broadcasting system.

REPORT OF THE BOARD OF DIRECTORS TO THE GENERAL MEETING

Ordinary Part

1) Company and consolidated financial statements as of December 31st, 2003; Reports on Operations; Reports of the statutory auditors; related resolutions

Dear Shareholders,
We are confident that you will agree with the format and accounting policies used in preparing the Balance Sheet, Income Statement and Notes to the financial statements as at December 31st, 2003, and we call on you to approve them along with this Report on operations.

We also ask you to approve the allocation of the net profit for the year of EUR 175,097,204.06 after the provision of EUR 8,754,860.21 to the legal reserve, as required by law, and our proposal to distribute a dividend of EUR 0.23 per share through the entire use

of the item *"retained profits"* amounting to EUR 229,874.97, and partial use of the item *"other reserves"* totalling EUR 107,126,498.18 for the part exceeding the available profit.
For your information, we point out that, with reference to the shares in circulation at March 22nd, 2004 (1,181,227,564 shares less 3,696,000 own shares), the distribution of the above dividend would amount to EUR 270,832,259.72, which would imply utilising EUR 104,260,040.90 from *"other reserves"*.

2) *Authorisation to the Board of Directors to purchase and sell own shares; related resolutions*

Dear Shareholders,

We remind you that, with the approval of the financial statements as at December 31st, 2003, the option to purchase own shares attributed to the Board of Directors will lapse.

We believe it is useful that this authorisation is renewed in order to pursue, in the interests of the company, the purposes permitted by law and regulations in force. These include:

- carrying out a stabilising action on the stock exchange markets and/or
- being in ownership of shares to give to employees of the company, subsidiaries and parent company taking part in Stock Option Plans, also with a view to the exercising of purchase options granted by such Plans.

We therefore submit for your approval that the Board of Directors be granted the possibility to purchase, also by means of negotiation of options and derivatives on Mediaset shares, up to a maximum of 70,000,00 (seventy million) – and within the legal ceiling – ordinary own shares with par value of EUR 0.52 each (amounting to 5.92% of the current share capital), on one or several occasions, until the approval of the financial statements as at December 31st, 2004 or, in any case, for a period not exceeding 18 months from the date of the General Meeting resolutions. The above amount is covered by available reserves as stated in the last financial statements regularly approved.

Purchases, to be made at the Stock Exchange where the shares are listed, shall be carried out at a price not higher than 20% and not lower than 20% of the reference price of the share in the Stock Exchange session prior to each individual operation. These parameters are considered to be appropriate to find the value range within which the purchase is of interest to the Company.

The purchase operations will be carried out in compliance with Article 132 of Legislative Decree 58/98.

Purchased shares shall not be used for operations to decrease share capital.

We also ask you to authorise the Board to sell purchased shares. Sales shall be carried out at the Stock Exchange where shares are listed and/or off the Stock Exchange, at a price not lower than 90% of the reference price of the share in the Stock Exchange session prior to any single operation. This authorisation is given without time limits.

We ask you, under and for the purposes of article 2357 III of the Civil Code, to confirm the authorisation to the Board of Directors to sell own shares purchased on the basis of this resolution, or that are already held by the Company, to employees of the Company, of subsidiaries or of the parent company with respect to their exercise of purchase options on the shares granted to them, in line with the measures approved by the General Meeting of April 20th, 2000 regarding the setting up of a Stock Option Plan for 2000/2002 and by the Gen-

eral Meeting of April 16th, 2003 on the setting up of a Stock Option Plan for 2003/2005. This authorisation is given without time limits.

Extraordinary part

Proposed amendment to the Company Bylaws to adapt to the provisions of Legislative Decree 6/2003 and subsequent amendments. Renumbering of the articles in the Company Bylaws and adoption of an entire new text.

Dear Shareholders,

As is known, Legislative Decree no. 6 of January 17th, 2003, which came into effect as of January 1st, 2004 (and lately amended by Legislative Decree no. 37 of February 6th, 2004), implemented Law no. 366 of October 3rd, 2001 "*AUTHORITY TO THE GOVERNMENT FOR THE REFORM OF CORPORATE LAW*", and it substantially modified the provisions of the Italian civil code relating to the Royal decree no, 262 of March 16th, 1942 regarding joint-stock companies.

We also remind you that Article 223 (II) of the regulations for implementation and interim regulations of the civil code requires that joint-stock companies, entered in the registry of companies on January 1st, 2004, must adjust their memorandum of association and bylaws to the new mandatory provisions by September 30th, 2004.

Having assessed the impact of the new civil law regulations on your company, with particular reference to the nature, operations, organisation and relations with shareholders, the Board of Directors proposes retaining the current conventional system of governance, characterised by the Boards of Directors and Statutory Auditors and the Auditing firm, which has also the duty to check accounts, in compliance with the combined provisions of Articles 2409 (II) of the Italian Civil Code and 155 et seq. of Legislative Decree no. 58/98.

Bearing all this in mind, we submit the modifications to the bylaws for your approval, summarised in Annex "A" which compares the current bylaw text with the proposed modifications and the relative motivations.

These modifications take account of the new mandatory provisions in law and of the facilities permitted by the regulations, particularly as regards convening, managing and functioning of the corporate entities.

As a consequence of the anticipated variations, the coherent renumbering of the articles and the adoption of an entire new Bylaw text is submitted for your approval.

for the Board of Directors

the Chairman

Annex "A"

CURRENT TEXT	PROPOSED TEXT	MOTIVES
NAME	**NAME**	
Article 1)	**Article 1)**	
The company is called: "MEDIASET - S.p.A."	The company is called: **"MEDIASET S.p.A."** This name may be used in any graphic form.	This specified that the company's name can be used in any form of graphics.
REGISTERED OFFICES	**REGISTERED OFFICES**	
Article 3)	**Article 2)**	
The company has its registered offices in Via Paleocapa 3, Milan. Secondary headquarters, branches, affiliates, agencies, representative and administrative offices can be established or abolished in any other place, including abroad.	The company has its registered offices in Milan. Secondary headquarters, branches, affiliates, agencies, representative and administrative offices can be established or abolished in any other place, including abroad.	In compliance with Article 2328, second paragraph, no. 2) of the Italian Civil Code, the Bylaws are only to indicate the Municipality where the registered offices are located. The full address is to be found in company deeds and correspondence, in compliance with the provisions of Article 2250 of the Italian Civil Code and with regular laws.
Article 4)	**Article 3)**	
The domicile of shareholders, as regards their relationship with the company, is that appearing in the stockholders' book.	The domicile of shareholders, as regards their relationship with the company, is that appearing in the stockholders' book.	Text unchanged compared to the previous article 4 in the Bylaws.
OBJECT	**OBJECT**	
Article 2)	**Article 4)**	
The company's objects are:	The company has the following activities as its object:	Text unchanged compared to the previous article 2 in the Bylaws.
a) directly operating in the broadcasting of radio and television programmes. The company may also be owner of shareholdings in companies performing these same operations;	**a)** directly operating in the broadcasting of radio and television programmes. The company may also be owner of shareholdings in companies performing these same operations;	

b) the production, co-production, executive production of films, feature films, short films, documentaries, television series, shows and general programmes for television and radio channels, of advertising shorts, as well as the transfer and duplication of television and cinema programmes;

c) the purchase, sale, distribution, hire, publishing and, generally, the marketing of films, TV series, documentaries, cinema and television programmes;

d) the production and creation of sound-tracks for films, TV series and documentaries, including dubbing;

e) the activity of music and record publishing;

f) the operating and management of cinemas and theatres;

g) the operating of billboard, publication, television and audiovisual advertising.

The company may also hold equity investments in companies operative in the above activities;

h) information, cultural and recreational activities, particularly concerning the production and/or management and/or marketing and/or distribution of means of information and of communication of a journalistic nature except for newspapers, whatever the method of their realisation, their elaboration and their diffusion, whether in writing, by sound, through audiovisual reproduction or television reproduction;

i) promotional and public relation activities, including organising and managing courses, meetings, conventions, seminaries, exhibitions, shows and any other activity pertaining to research and culture such as the publication of studies, monographs, catalogues, books, pamphlets and audiovisual media;

b) the production, co-production, executive production of films, feature films, short films, documentaries, television series, shows and general programmes for television and radio channels, of advertising shorts, as well as the transfer and duplication of television and cinema programmes;

c) the purchase, sale, distribution, hire, publishing and, generally, the marketing of films, TV series, documentaries, cinema and television programmes;

d) the production and creation of sound-tracks for films, TV series and documentaries, including dubbing;

e) the activity of music and record publishing;

f) the operating and management of cinemas and theatres;

g) the operating of billboard, publication, television and audiovisual advertising.

The company may also hold equity investments in companies operative in the above activities;

h) information, cultural and recreational activities, particularly concerning the production and/or management and/or marketing and/or distribution of means of information and of communication of a journalistic nature except for newspapers, whatever the method of their realisation, their elaboration and their diffusion, whether in writing, by sound, through audiovisual reproduction or television reproduction;

i) promotional and public relation activities, including organising and managing courses, meetings, conventions, seminaries, exhibitions, shows and any other activity pertaining to research and culture such as the publication of studies, monographs, catalogues, books, pamphlets and audiovisual media;

l) the management of real estate and industrial complexes relating to cinemas and to the activities specified in the previous points from a) to h);

m) the exercising of financial exploitation rights for original works through all means of diffusion, including the marketing of brands, inventions and ornamental models also relating to cinema and television works, merchandising and sponsoring;

n) the construction, purchase, sale and trading in of buildings by exchange;

o) the installation and operating of systems for producing and managing telecommunication services without territorial limitations, and also the performing of all connected activities, including that of designing on the company's own behalf, the development, management and marketing of products, services and systems of telecommunication, IT telecommunications and electronics; all this with the exception of any activity requiring registering with professional associations.

These activities may be carried out directly or in association with third parties, or for third parties in Italy and abroad.

The company may also acquire equity investments in other companies and enterprises, except for acquiring equity investments in the public sector. It can carry out the financial and technical-administrative coordination of the companies and bodies in which it has a holding, and provide services to them. It can carry out all the commercial, industrial, financial, real estate operations and dealings in movable assets and fixed assets connected with achieving the corporate object. It can take out loans and pursue forms of financing of any nature and dura-

l) the management of real estate and industrial complexes relating to cinemas and to the activities specified in the previous points from a) to h);

m) the exercising of financial exploitation rights for original works through all means of diffusion, including the marketing of brands, inventions and ornamental models also relating to cinema and television works, merchandising and sponsoring;

n) the construction, purchase, sale and trading in of buildings by exchange;

o) the installation and operating of systems for producing and managing telecommunication services without territorial limitations, and also the performing of all connected activities, including that of designing on the company's own behalf, the development, management and marketing of products, services and systems of telecommunication, IT telecommunications and electronics; all this with the exception of any activity requiring registering with professional associations.

These activities may be carried out directly or in association with third parties, or for third parties in Italy and abroad.

The company may also acquire equity investments in other companies and enterprises, except for acquiring equity investments in the public sector. It can carry out the financial and technical-administrative coordination of the companies and bodies in which it has a holding, and provide services to them. It can carry out all the commercial, industrial, financial, real estate operations and dealings in movable assets and fixed assets connected with achieving the corporate object. It can take out loans and pursue forms of financing of any nature and dura-

tion, grant guarantees on assets or real estate, real or personal security, including sureties, liens and mortgages to guarantee its own bonds or those of companies and enterprises from the same Group. It may also carry out any further activity or perform any other operation pertaining to, connected with or useful to achieving the corporate object.

However, there remain excluded: operations for collecting public savings in accordance with current laws; activities reserved to authorised subjects regarding services of financial investment and collective savings management with the public; activities, referring to the public, in any way qualified by the law as financial.

tion, grant guarantees on assets or real estate, real or personal security, including sureties, liens and mortgages to guarantee its own bonds or those of companies and enterprises from the same Group. It may also carry out any further activity or perform any other operation pertaining to, connected with or useful to achieving the corporate object.

However, there remain excluded: operations for collecting public savings in accordance with current laws; activities reserved to authorised subjects regarding services of financial investment and collective savings management with the public; activities, referring to the public, in any way qualified by the law as financial.

DURATION

Article 5)

The company's duration is fixed up until 31st (thirty-first) December 2050 (twenty-fifty) and may be extended.

DURATION

Article 5)

The company's duration is fixed up until 31st (thirty-first) December 2050 (twenty fifty) and may be extended, with the exclusion of the right to withdraw for shareholders who did not give their approval to the resolution.

A statutory provision that forbids the exercising of the right to withdrawal in this particular case, as permitted by Article 2437, second paragraph of the Italian Civil Code

SHARE CAPITAL

Article 6)

The company's share capital is EUR 614,238,333.28.= (six hundred and fourteen million, two hundred and thirty-eight thousand, three hundred and thirty three euro, twenty-eight cents) divided into 1,181,227,564.= (one billion, one hundred and eighty-one million, two hundred and twenty-seven thousand, five hundred and sixty-four) shares having a par value of EUR 0.52 (point fifty-two) each.

Payments on shares must be made within the terms prescribed. If delayed, interest will be payable by the shareholder amounting to the legal rate increased by 2 percentage points.

The share capital may be increased once or several times by resolution of the General Meeting, also through the issue of shares having rights different from those of the shares already issued.

The company may issue bonds, also convertible or cum warrant, and other financial instruments complying with and in the ways prescribed by law.

The company may purchase own shares within the limits and according

SHARE CAPITAL

Article 6)

1. The company's share capital is EUR 614,238,333.28.= (six hundred and fourteen million, two hundred and thirty-eight thousand, three hundred and thirty three euro, twenty-eight cents) divided into 1,181,227,564.= (one billion, one hundred and eighty-one million, two hundred and twenty-seven thousand, five hundred and sixty-four) shares having a par value of EUR 0.52 (point fifty-two) each.

2. The share capital may be increased by contribution in cash, goods in kind or credits. The issue of bonds with warrants for subscribing the company's shares is reserved to the Shareholders' Meeting.

3. All other provisions regarding capital increases remaining, share capital can be increased by contributions in cash and with exclusion of option rights within the limit of 10% (ten per cent) of the already existing share capital, as long as the issue price corresponds to the market value of the shares and that this is confirmed in a specific report of the company ap-

Text unchanged compared to the previous article 6, first paragraph, in the By-laws.

Explanation of an already existing regulation.

Provision for reserve for the period in favour of the Shareholders' Meeting in line with Article 2420 (ii) of the Italian Civil Code.

Provision permitted by Article 2441, fourth paragraph, of the Italian Civil Code, which sanctions a case of exclusion of the right of option within the limits and terms of the law.

to the ways prescribed by laws in force.	pointed for auditing accounts. The resolution as per this paragraph is to be taken with the quorum as prescribed by Articles 2368 and 2369 of the Italian Civil Code.	
	4. Excepting the provisions of Article 2441, eighth paragraph of the Italian Civil Code, the Shareholders' Meeting, with regards the stock option plans and with resolution approved by the number of shareholders representing over half of the share capital, even if the resolution is passed in the Meeting at second call, can resolve to increase the share capital within a maximum limit of 5% of the share capital already existing, with exclusion of the option right and with the possibility to determine a discount on the subscription price compared to the stock exchange average, as long as it is parameterised with the objective indices required by the stock option plans. However, the minimum subscription value for each share must not be less than the greater between the proportional quota of shareholders' equity and the par value.	Introduction of provisions regulating stock option plans in compliance with Article 2441, fourth paragraph, of the Italian Civil Code, concerning types other than those regulated by Article 2441, eighth paragraph of the Italian Civil Code.
	5. The Meeting can delegate the resolutions concerned in this paragraph to the Board of Directors, pursuant to the provisions of Article 2443 of the Italian Civil Code.	Provision for the possibility to attribute authority to the Board of Directors in order to facilitate deliberations on the subject.
Article 7)	**Article 7)**	
Shares entirely liberated may be nominative or payable to the bearer, to the shareholder's choice, when this is not prevented by law. The shares are indivisible and freely transferable.	1. Shares are nominative, indivisible and freely transferable. 2. The provisions regarding representation, legitimisation, circulation of the company investment envisaged for securities traded on stock exchanges are retained.	Clarification as a result of applying the system of dematerialising shares.
	Article 8)	
Cash contributions from shareholders to the company for financing purposes	Cash contributions from shareholders to the company for financing purposes	

may be paid within the limits of law:
a) in the form of contribution to capital with no right of reimbursement;
b) in the form of interest-bearing or interest-free loans with natural right to reimbursement.
The Shareholders' Meeting can decide to reduce the share capital, also through allocation to individual shareholders or to groups of shareholders of certain company activities or of shares or of quotas in other companies in which the company has a holding.

may be paid within the limits of law, in compliance with the combined provisions of the Articles 2497 (v) and 2467 of the Italian Civil Code:
a) in the form of contribution to capital with no right of reimbursement;

b) in the form of interest-bearing or interest-free loans with right to reimbursement.

Clarification as a result of the introduction of new provisions in law regarding financing from shareholders.

MEETING	**MEETING**	
Article 8)	**Article 9)**	
The regularly constituted meeting represents all the shareholders, and their resolutions, passed in compliance with the law and with these By-laws, bind them even if not attending the meeting or in disagreement. The meeting, ordinary and extraordinary, is called for the purposes and the ways prescribed by law, at the registered offices or elsewhere in Italy.	1. The Meeting is held at the company's registered offices, or elsewhere in Italy. 2. The Meeting, in first or second call, must be notified giving the day, the hour and place where it is to be held, and the subjects to be discussed. The notice may also contain the same indications for the calls subsequent to the second. Where there is no indication of call subsequent to the second, the Meetings of the third call or successive must be called within 30 (thirty) days of the previous calls, with reduction of the term established by the second paragraph of Article 2366 of the Italian Civil Code to 8 (eight) days. 3. The notice of call must be published in the Official Gazette of the Italian Republic or otherwise in the newspaper "Il Sole 24ore".	Text largely unchanged compared to the previous article 8, second paragraph, in the Bylaws. Regulating the call to meeting by providing alternative methods.
	Article 10)	
The ordinary shareholders' meeting for approving the financial statements may be called within six months of the end of the fiscal period when special requirements so demand. Each share gives the right to one vote. **Article 9)** The ordinary and extraordinary Meeting is called for the purposes and the ways prescribed by law.	1. The ordinary shareholders' meeting for approving the financial statements must be called at least once a year, within one hundred and twenty days of the end of the fiscal period, or within one hundred and eighty days if the company is obliged to prepare consolidated financial statements, or if required by special needs relating to the structure and object of the company. 2. The motives for delay are given in the Report of the Board of Directors.	Explanation of the provisions regarding the terms for calling Meetings.
Article 10)	**Article 11)**	
For taking part in Meetings, the provisions of law apply.	Shareholders may take part in the Meeting who have requested from the intermediary that has their shares in deposit, at least two days prior to the Meeting's date, to issue the spe-	Governs speaking at Shareholders' Meetings, in line with the provisions of Article 2370, second paragraph of the Italian Civil

	cific certificate.	Code.
Article 11) Each shareholder entitled to attend the Meeting can be represented by another person authorised by written proxy, according to the law. The Chairman of the Meeting must rule on the right of participation and verify the proxies.	**Article 12)** Each shareholder entitled to attend the Meeting can be represented by another person authorised by written proxy, according to the law.	Text unchanged compared to the previous article 11, first paragraph, in the Bylaws.
Article 12) The Meeting is presided over by the Chairman of the Board of Directors or, if absent, by the Deputy Chairman if nominated. If both are absent or unable to attend, then by another person designated by the Shareholders' Meeting. The Chairman of the Meeting is assisted by the secretary of the Board of Directors, if appointed; in this person's absence, the Meeting shall designate a secretary who is not necessarily a shareholder. The Meeting also appoints, where considered necessary, two scrutinisers from the shareholders and auditors.	**Article 13)** 1. The Meeting is presided over by the Chairman of the Board or, if absent, by the Deputy Chairman if nominated. If both are absent or unable to attend, then by another person designated by the majority of the shareholders present, according to the number of votes held. 2. If required by law, and any time it is felt necessary, the Chairman of the meeting will have the Minutes of the Meeting drawn up by a Notary Public chosen by the Chairman. 3. If the Minutes are not drawn up by a Notary Public, the Meeting shall designate a secretary who is not necessarily a shareholder as well as, where considered necessary, two scrutinisers from the shareholders and auditors.	Better formulation of the regulations for chairmanship of shareholders' meetings than that in the previous Article 12 of the Bylaws.
Article 13) For the constitution and the resolutions of the Meetings, both ordinary and extraordinary, whether in first, second or third call, the provisions in law are applied. The Chairman of the Meeting has full powers: - to establish if the legal number of votes is present and if the Meeting has been legally constituted; - to direct discussions, ensure the Meeting's work is carried out in an orderly way and to summarise in the Minutes any declarations requested by shareholders; - to announce the outcome of voting.	**Article 14)** 1. The Chairman of the Meeting shall verify, also by means of people specifically designated, the right of participation, that the Meeting has been legally constituted, and the identity and legitimacy of those present. The Chairman shall also direct the Meeting's discussion and ascertain the results of the votes; the outcome of these verifications must be reported in the Minutes.	Better formulation of the powers of the Chairman of the Shareholders' Meeting in line with the provisions of Article 2371, first paragraph, of the Italian Civil Code, compared to the previous Article 13 of the Bylaws.

For carrying out the Meeting's work, the company may provide itself with special regulations approved by resolution of the ordinary shareholders' meeting.	2. The ordinary Shareholders' Meeting shall approve, in accordance with Article 2364, point 6) of the Italian Civil Code, any regulations for the conduct of the meetings.	Better formulation of the possibility to provide for shareholders' meetings' regulations compared to that contained in the previous Article 13, last paragraph, of the Bylaws, in line with provisions in law.
Article 14)	**Article 15)**	
The Meeting's resolutions are certified by specific Minutes signed by the Chairman, the secretary and any scrutinisers; in the cases required by law, and any time the Chairman considers it necessary, he will have the Minutes drawn up by a Notary Public.	1. The Meeting's resolutions are certified by specific Minutes signed by the Chairman of the Meeting, the secretary and any scrutinisers.	Text largely unchanged compared to the previous article 14 in the Bylaws.
	2. The attributing to the administrative body of authority to deliberate on matters that, by law, pertain to the extraordinary Shareholders' Meeting, as at Article 23) of these Bylaws, does not undermine the Meeting's authority, which shall retain the power to deliberate on such matters.	Attribution to the Board of Directors of authority to deliberate on certain matters provided for by Article 2465, second paragraph, of the Italian Civil Code, not exclusively.
	Article 16)	
	For the constitution and resolutions of Meetings, both ordinary and extraordinary, whether in first or subsequent calls, the provisions in law are applied.	Text largely unchanged compared to the previous article 13, first paragraph, in the Bylaws.

MANAGEMENT

Article 15)

The company is administered by a Board of Directors consisting of from five to twenty-one directors. The Shareholders' Meeting shall decide on the number within the foregoing limits and its duration which shall not exceed three years. The Directors can be re-elected.

The directors are appointed by the Meeting on the basis of lists presented by Shareholders, in which candidates are to be listed by progressive numbering.

Each shareholder can present individually or together with others just one list, and each candidate may be presented in just one list, otherwise ineligible.

The right to present the lists is given to shareholders who, alone or together with other shareholders, represent at least 3% of the shares with voting rights in the ordinary Shareholders' Meeting.

Each individual or group of shareholders with voting rights may only vote for one list.

Below is the procedure for electing directors:

a) from the list which has obtained the highest number of votes expressed by the shareholders there will be taken, in the progressive order in which they appear in the list, four-fifths (4/5) of the Directors to be elected, with rounding up to the next unit if a fraction emerges;

b) the remaining Directors to be elected – amounting to a quota not less than one-fifth (1/5) of the total of Directors to be elected, with rounding down to the next unit if a fraction

BOARD OF DIRECTORS

Article 17)

1. The company is administered by a Board of Directors consisting of from five to twenty-one directors, who are in possession of the requisites provided for by primary and secondary regulations pro tempore in force, and can be re-elected.

2. Before designating the Directors, the Meeting decides on how many there shall be in the Board and the duration of their appointment within the time limits set by law.

3. The Board of Directors is appointed by the Meeting on the basis of lists, in which no more than twenty-one candidates must be shown, each of which to be given a progressive number.

Each candidate may only be presented in just one list, otherwise ineligible.

Each shareholder may not present or help to present, even through an intermediary person or trust company, more than one list.

If this rule is breached, the shareholder's vote shall no longer be valid in any of the lists presented.

The right to present the lists is given to shareholders who, alone or together with other shareholders, represent at least 5% (five per cent) of the share capital.

The lists, accompanies by the professional curricula of the designated subjects and signed by the shareholders presenting them, must be lodged at the company's registered offices at least 5 (five) days before the date established for the Meeting in first call. Within the same time period, there must also be lodged the declarations by which the individual candidates accept their candidature and declare,

Text largely unchanged compared to the previous article 1 in the Bylaws.

Change to the regulations for appointing the Board of Directors with the method of voting by list, with the introduction of the criterion of proportional lists instead of the fixed lists (4/5 – 1/5), establishing the threshold of 5% for the presentation of the lists. With this change, the participation of minority shareholders is encouraged since the number of directors that they can nominate is in proportion to the votes shown in the shareholders' meeting.

emerges – will be drawn from the lists other than those mentioned in previous letter a) (hereinafter, the minority lists);

c) for the purposes of the provision in previous point b), the votes obtained by each minority list will be subsequently divided by one, two and so forth, depending on the number of Directors to be elected. The quotients thus obtained will be progressively assigned to the candidates in each minority list, in the order in the list. The candidates indicated in the minority lists will then be put into a single decreasing ranking on the basis of the quotients obtained. The ones who will be elected, up to the number of Directors to be elected, are the candidates that have achieved the highest quotients. If there is a parity of quotients for the last Director to be elected, the one elected shall be the one from the minority list that achieved most votes and, if the number of votes is the same, the oldest candidate;

d) if only one list of candidates is presented and voted, the Directors shown in that list will be elected in the number determined by the Meeting;

e) if only two lists of candidates are presented, four-fifths (4/5) of the members of the Board of Directors will be drawn, in the progressive order in which they are shown in these lists, from the list that has received the majority of votes, while the remaining one-fifth (1/5) will be drawn from the minority list. If a fraction emerges, the upwards rounding will be applied to the majority list;

f) in order to elect directors that, for any reason, are not appointed in compliance with the foregoing procedure, the Meeting shall deliberate with a majority as provided by law.

under their own responsibility, the inexistence of motives for ineligibility or incompatibility as stated by law, as well as having any requisites required by law and by regulations for members of the Board of Directors.

The shareholders lodging the lists must deliver, prior to the Meeting and at latest by the time established for the beginning of the Meeting, the documentation attesting their position as shareholders.

Once voting is completed, the votes achieved by the lists are divided by whole progressive numbers from one to the number of directors to be elected.

The quotients thus obtained are attributed to the candidates of each list, following the order in the list.

The quotients attributed to the candidates in the various lists are then put into a single decreasing ranking.

The ones who will be elected, up to the number of Directors established by the Meeting to be elected, will be those who have achieved the highest quotients.

The candidate elected in first place in the list that achieved the highest number of votes will become Chairman of the Board of Directors.

In situations in which, to complete the whole Board of Directors, more than one candidate has achieved the same quotient, the candidate from the list that has not elected any director or which has elected the least number of directors will become elected.

In situations in which none of these lists has yet elected a director, or all of them have elected the same number of directors, within these lists the candidate elected will be the one that obtained the highest number of votes.

The electing of Directors, appointed in accordance with Article 2386 of the Italian Civil Code, will be done by the Meeting with the legal majority.
Even during the Board's mandate, the Meeting may alter the number of its components, although within the limits as given in the first paragraph of this article, providing for the relative nominations. The term of Directors so elected will expire with those already appointed.

If there is parity of list voting, and always with parity of quotients, the Meeting shall re-vote, so that the candidate who achieves the simple majority of votes will be elected.
4. If only one list is presented, the Meeting shall express its vote on the basis of this. If such list obtains a relative majority, the first candidates appearing in progressive order in the list shall be elected, up to completing the number established by the Meeting. The candidate coming first in the list will be elected Chairman of the Board of Directors.
5. If there are no lists presented, the Board of Directors will be appointed by the Meeting with the legal majority.
6. If one or more directors resign from the Board, for whatever reason, those remaining will provide for their replacement by cooptation.
7. Directors, nominated in accordance with Article 2386 of the Italian Civil Code, will be elected by the Meeting with a legal majority. The term of Directors so elected will expire with those already in office at the time of their appointment.

Article 16)

If the Meeting has not already decided, the Board chooses and appoints a Chairman from its members, who will be the company's legal representative for third parties and in courts of law.

The Board may elect one or more Deputy Chairmen who, in the Chairman's absence or inability, can separately and severally stand in for him as the company's legal representative for third parties and in courts of law.
The material exercising of powers of

Article 18)

1. If the Meeting has not already decided, or if the Chairman nominated by the Meeting fails in his duties for whatever reason, the Board chooses and appoints a Chairman from its members, who will be the company's legal representative.
2. The Board may elect one or more Deputy Chairmen who, in the Chairman's absence or inability, shall stand in for him as the company's legal representative.
3. The material exercising of powers of legal representation by the Deputy

Regulates the nominating of the Chairman of the Board of Directors. Largely unchanged compared to the provision contained in the previous Article 16 of the Bylaws.

legal representation by the Deputy Chairman is confirmation of the Chairman's absence or inability, and exonerates others from any verification or responsibility in the matter.
If more than one Deputy Chairman is appointed, the Board will decide by which one the Chairman is to be substituted.
The Board can also nominate a secretary who may come from outside the Board's members.

Chairman is confirmation of the Chairman's absence or inability, and exonerates others from any verification or responsibility in the matter.
4. If more than one Deputy Chairman is appointed, the Board will decide by which one the Chairman is to be substituted.
5. Lastly, the Board can also nominate a Secretary who may come from outside the Board's members.

Article 17)

The Board of Directors is to meet every time the Chairman considers it necessary or when written request is made by at least two of its members.
The Chairman also has the right to call the meeting somewhere else other than the company's registered offices, as long as it is in Italy.
The notice of call is made by the Chairman of the Board of Directors or by whoever stands in his stead, or otherwise by the Board of Statutory Auditors or by at least two Statutory Auditors having communicated the fact to the Chairman of the Board of Directors, by registered letter or by telegram or fax sent at least five days beforehand or, in case of urgency, by telegram or fax sent at least one day prior to the meeting's date, to each member of the Board and to each Regular Auditor.

Article 19)

1. The Board of Directors is to meet every time the Chairman considers it necessary or when written request is made by at least two of its members.
2. The Chairman also has the right to call the meeting somewhere else other than the company's registered offices.
3. The notice of call is made by the Chairman of the Board of Directors or by whoever stands in his stead, or otherwise by the Board of Statutory Auditors or by at least two Regular Auditors having communicated the fact to the Chairman of the Board of Directors, by registered letter or by telegram, fax or email sent at least five days beforehand or, in case of urgency, by telegram, fax or email sent at least one day prior to the meeting's date, to each member of the Board and to each Regular Auditor to the addresses or numbers previously communicated by the recipients.
Other methods than those listed above may be used for the notice of call.
4. The meetings of the Board can be held by means of audio or videoconference, as long as all the participants can be identified and they are able to follow the discussion and to speak in real time regarding the negotiations of

Better formulation and introduction of new methods for calling the Board of Directors by means of email messages, aimed at facilitating the holding of meetings.

Introduction of the method of holding Board meetings by audio or videoconference, in order to facilitate participation by those with the right to do so.

the subjects being discussed, as well as being able to receive, transmit or view documents. If such requisites are met, the Board Meeting is considered held wherever the Chairman of the meeting is located, and where the Secretary to the meeting must also be present.

Article 20)

At the time of the meetings of the Board of Directors, at least every quarter, the directors and Board of Statutory Auditors are informed – also by the representative bodies and also as regards the subsidiary companies – about the general performance of operations and the expected developments, as well as about the most significant economic and financial operations and about those operations in which the directors have a personal interest, on their on behalf or on behalf of third parties, or which are influenced by the subject, where valid, that performs management and coordination actions. If required by reasons of urgency or expediency, the communication can be delivered to the persons concerned also in writing.

Updating of the governing regulations for Board meetings – in compliance with the combined provisions of Articles 150 of Legislative Decree no. 58/98 and 2381, fifth paragraph, of the Italian Civil Code – regarding information to provide to directors and auditors, compared to that governed by the previous Article 19, second paragraph, in the Bylaws.

Article 18)

For the validity of the constitution and resolutions of the Board Meeting, there is required the presence of the majority of its members in office and, where there has been no notice of call, the presence of all its members in office and of the Statutory Auditors. Resolutions are passed by a favourable majority vote of those present.

The resolutions of the Board of Directors are certified by the taking of Minutes, signed by the Chairman and the Secretary.

Article 21)

1. For the validity of the constitution and resolutions of the Board Meeting, there is required the presence of the majority of its members in office and, where there has been no notice of call, the presence of all its members in office and of the Regular Auditors.
2. Resolutions are passed by a favourable majority vote of the Directors present.
3. The resolutions of the Board of Directors are certified by the taking of Minutes, signed by the Chairman of the meeting and the Secretary thereto.

Text largely unchanged compared to that contained in the previous article 18, first paragraph, of the Bylaws.

	Article 22)	
	1. If, due to resignation or for other causes, half the number of Directors is missing if the number is even, and more than half if the number is uneven, the entire Board is to immediately be considered lapsed. The Board of Statutory Auditors, which is to take over the management of the company's ordinary operations until such time as the Board is replaced, shall take prompt steps to call the Shareholders' Meeting in order to appoint the new Board of Directors.	Better formulation of the "clausola simul stabunt simul cadent " compared to the previous Article 22 in the Bylaws, in line with the provisions of Article 2386, last paragraph, of the Italian Civil Code.
	2. The loss of requisites as at Article 17) of the Bylaws shall result in the immediate forfeiture of office.	Explanation of the forfeiture of the position of director if the requisites demanded by the primary and secondary pro-tempore current regulations can no longer be applied.
Article 19)	**Article 23)**	
The Board is invested with the widest powers for the ordinary and extraordinary administration of the company, none excluded, with the possibility to carry out all the acts considered useful for achieving and implementing the company's purpose. The Board of Directors, also through the delegated bodies, refers to the Board of Statutory Auditors about the operations performed and the most significant economic and financial transactions carried out by the company and its subsidiaries. Specifically, it refers on operations that may lead to a potential conflict of interest. Such information is communicated at least every quarter verbally at the Board's meetings or the meetings of the Executive Committee, or at meetings of the Board of Statutory Auditors, or otherwise by means of written note sent to the Chairman of the	1. The Board of Directors has all powers for the ordinary and extraordinary management of the company. 2. The following actions are the sole concern of the Board of Directors and may not be delegated: - the conclusion of any contract or legal relationship between the company and a shareholder in the company holding a stake exceeding 5% of the share capital (or company belonging to the same Group of the shareholder, by which means subsidiary companies, controlling companies or natural persons and the companies controlled by these) which has a value over EUR 13,000,000.00 (thirteen million/00); - the conclusion of any contract or legal relationship which has a value exceeding EUR 130,000,000.00 (one hundred and thirty million/00);	Text largely unchanged compared to that contained in the previous article 21, first clause, of the Bylaws.

Board of Statutory Auditors.

- the issue of non-convertible bonds within the limits as prescribed by Article 2412 of the Italian Civil Code and up to a maximum amount of EUR 300,000,000.00.= (three hundred million/00), on the understanding that any issue over and above such limit will be decided by the extraordinary Shareholders' Meeting.

Provision of a maximum limit to the issue of non-convertible bonds with Board decision.

3. Notwithstanding the provisions of Article 15.2 of these Bylaws, it is the Board of Directors' duty to deliberate on merging in the cases provided for by Article 2505 of the Italian Civil Code, the setting up or abandoning of secondary branches, the indication of which directors can represent the company, the reduction of capital in the case of withdrawal by the shareholder, and the adjustment of the bylaws to mandatory law provisions.

Introduction of the Board of Directors' authority to not exclusively decide on certain matters provided for by Article 2365, second paragraph, of the Italian Civil Code.

Article 20)

The Board,:

a) if the Board of Directors consists of at least seven members, can nominate an Executive Committee, determining its duration and the number of its components, and partly or wholly ascribe all its attributions to such Committee, apart from those reserved by law to the Board of Directors. When an Executive Committee is set up, the Chairman of the Board of Directors, the Deputy Chairman or Chairmen, and the Managing Directors if appointed have the right to be included therein without this leading to an increase in the number of its components.

For calling and regulating the meetings of the Executive Committee, the provisions at Article 17 of these Bylaws are to be applied. If any members resign, the Board of Directors can complete the number of members of the Executive Committee with other Directors, until the full number estab-

Article 24)

The Board, save the provisions of Article 2381 of the Italian Civil Code,:

a) if the Board of Directors consists of at least seven members, can nominate an Executive Committee, determining the number of its components, and partly or wholly ascribe all its attributions to such Committee, apart from those reserved by law to the Board of Directors. When an Executive Committee is set up, the Chairman of the Board of Directors, the Deputy Chairman or Chairmen, and the Managing Directors if appointed have the right to be included therein without this leading to an increase in the number of its components.

In cases of resignation, the Board can appoint other directors to the Executive Committee to complete its members to the established number.

For calling and regulating the meetings of the Executive Committee, the provisions envisaged for the Board of Di-

Text largely unchanged compared to the previous article 20 of the Bylaws.

lished is achieved. The components of the Executive Committee remain in office for the period of their mandate as Directors;	rectors apply. The components of the Executive Committee remain in office for the period of their mandate as Directors;	
b) can delegate to one or more of its members, also holding the position of Managing Director, all or part of its powers, except for the provisions of Article 2381 of the Italian Civil Code. Each Managing Director, separately, can legally represent the company for third parties and in courts of law;	**b)** can set up other Committees, that may also comprise persons outside the Board of Directors, determining tasks, powers, any remuneration and establishing their composition and method of operation. If such Committees include people from outside of the Board of Directors, they shall only have advisory powers;	Explanation of the possibility to nominate Committees – which have, in any case, already been set up by the company – by the Board of Directors, in compliance with the recommendations of the Code of Conduct from Borsa Italiana S.p.A. (the Italian Stock Exchange).
c) can appoint a General Manager and one or more Directors, determining their relative powers, and also deliberate the appointment of Representatives standing proxy for conducting single acts or categories of acts;	**c)** can delegate to one or more of its members, also holding the position of Managing Director, all or part of its powers, except for the provisions of Article 23) of these Bylaws;	Text largely unchanged compared to the previous article 20 of the Bylaws.
d) can establish the remuneration of the Directors performing special tasks, having heard the opinion of the Board of Statutory Auditors.	**d)** can appoint a General Manager and one or more Directors, determining their relative powers, and also deliberate the appointment of Representatives standing proxy for conducting single acts or categories of acts;	
	e) can establish the remuneration of the Directors performing special tasks, having heard the opinion of the Board of Statutory Auditors.	Text unchanged compared to the previous article 20, letter d), of the Bylaws.
Article 21) In exception to the preceding points, the power to decide on the conclusion of any contract or legal relationship between the company and a shareholder in the company holding a stake exceeding 5% (or company belonging to the same group of the shareholder, by which means subsidiary companies, controlling companies or natural person and the companies controlled by these) which has a value	**Article 25)** The company is represented by the Chairman and also, if appointed, the Deputy Chairman and the Managing Directors separately.	Defining of directors with powers of representation, in line with the provisions of Article 2384, first paragraph, of the Italian Civil Code and by previous articles 16 and 20 in the Bylaws.

over EUR 13,000,000.00 (thirteen million/00) and the conclusion of any contract or legal relationship which has a value exceeding EUR 130,000,000.00 (one hundred and thirty million/00), is of the exclusive competence of the Board of Directors and cannot be delegated. Such decisions, which must be put on the Agenda at meetings called for the Board of Directors with at least seven days' notice or, in cases of urgency, with one day's notice, require for approval the favourable vote of at least three-quarters of Directors present, at least one of which among all the minority lists. If, for whatever reason, there is no Director nominated by means of minority lists among the components of the Board of Directors, it will be sufficient to have a quorum of three-quarters of the Directors present.

Furthermore, in the case in which, for two consecutive meetings which have the same subject pertaining to the aforementioned situation, there is not present for whatever reason any director nominated by means of minority lists, it will be sufficient in the second meeting to have a quorum of three-quarters of the Directors present.

Article 22)

If, due to resignation or for other causes, half the number of Directors is missing if the number is even, and more than half if the number is uneven, the entire Board is to immediately be considered lapsed and a Shareholders' Meeting must promptly be called in order to appoint all the Directors.

Article 23)

The Directors are to be reimbursed

Article 26)

1. The Directors are to be reim-

Regulating the remunera-

for the expenses incurred by reason of their office.
The shareholders' meeting may also allocate an allowance or compensation of other kind.

bursed for the expenses incurred by reason of their office.
2. The Shareholders' Meeting shall determine the amount of remuneration for all directors.
3. The Shareholders' Meeting may also allocate to directors an allowance or compensation of other kind.

tion of directors: text largely unchanged compared to the previous article 23 of the Bylaws.

AUDITORS	BOARD OF STATUTORY AUDITORS	
Article 24)	**Article 27)**	
The Meeting elects the Board of Statutory Auditors, comprising three regular auditors and two alternate. The auditors' mandate lasts three years and they can be re-elected. In accordance with the provisions of current law and regulations, at least two regular auditors and both alternate auditors must be registered in the Roll of Chartered Accountants and have practiced their profession of legal auditing of accounts for a period no less than three years. Any regular auditor not in possession of the professional requisites as in the preceding paragraph, must be chosen from among those who have accrued an overall experience of at least three years in practicing their profession or in permanent university teaching in juridical, economic, financial and technical-scientific subjects pertaining to the sector of communication, the "media" and entertainment in general. The auditors must also be in possession of the requisites of integrity as required by the aforementioned provisions. The Board of Directors shall ascertain that such requisites of professionalism and integrity are met by the auditors.	1. The ordinary Shareholders' Meeting elects the Board of Statutory Auditors, comprising three regular auditors and two alternate, whose mandate lasts for three years and lapses at the date of the Shareholders' Meeting called for approving the financial statements relating to the third fiscal period of their mandate. They can be re-elected. All the auditors must be registered in the Roll of Chartered Accountants established with the Ministry of Justice and must have practiced their profession of legal auditing of accounts for a period no less than three years. The auditors must also be in possession of all the requisites prescribed by law and current regulations, and the Board of Directors shall ascertain their validity.	Clause largely unchanged compared to the regulations contained in the previous article 24 of the By-laws. Explanation of the duration of the mandate, in line with the new regulatory provisions. Review of the requisites demanded for nomination to auditor, in consideration of the broadening of the tasks and reciprocal obligations to provide information to the Auditing firm.
In compliance with the aforementioned principles, the nomination of the auditors occurs on the basis of lists presented by shareholders, with the procedure explained below. The lists contain a number of candidates not exceeding the number of regular and alternate members to be elected, listed by a progressive number. Each candidate can only be presented in one list, otherwise ineligible.	2. The nomination of the auditors occurs on the basis of lists presented by shareholders, with the procedure explained below. The lists contain a number of candidates progressively numbered. Each list consists of two sections: one for candidates to the post of Regular Auditor, and the other for candidates to the post of Alternate	Review of the regulations for nominating the Board of Statutory Auditors by means of voting from lists, establishing the threshold at 5% for the presentation of lists, in line with that provided for with the Board of Directors; the time in which to present

The right to present the lists is given to shareholders who, alone or together with other shareholders, represent at least 3% of the share capital. Each shareholder may not present or help to present, even through an intermediary person or trust company, more than one list. If this rule is breached, the shareholder's vote shall no longer be valid in any of the lists presented.

The lists, accompanied by the professional curricula of the designated subjects and signed by the shareholders presenting them, must be presented prior to the Meeting, at the latest by the time established for the beginning of the Meeting, together with the documentation attesting the position of the shareholders by those presenting them. Within the same time period, there must also be lodged the declarations by which the individual candidates accept their candidature and declare, under their own responsibility, the inexistence of motives for ineligibility or incompatibility as stated by law, including the limit on number of appointments as described in the next paragraph, as well as having the requisites of integrity and professionalism demanded by law and the Bylaws for members of the Board of Statutory Auditors.

Those who are Regular Auditors in more than seven Italian companies whose financial instruments are quoted in stock exchange markets in Italy may not be elected auditors.

The lists presented without complying with the preceding provisions will not be entered for voting.

Each person with right to vote may vote for one list only.

Auditor. Each candidate can only be presented in one list, otherwise ineligible.

3. The right to present the lists is given to shareholders who, alone or together with other shareholders, represent at least 5% (five per cent) of the share capital. Each shareholder may not present or help to present, even through an intermediary person or trust company, more than one list. If this rule is breached, the shareholder's vote shall no longer be valid in any of the lists presented.

4. The lists, accompanied by the professional curricula of the designated subjects and signed by the shareholders presenting them, must be lodged at the company's registered offices at least 5 (five) days prior to the date for the Shareholders' Meeting in first call. Within the same time period, there must also be lodged the declarations by which the individual candidates accept their candidature and declare, under their own responsibility, the inexistence of motives for ineligibility or incompatibility as stated by law, including the limit on number of appointments as described in the next paragraph, as well as the requisites demanded by law, by regulations and by the Bylaws for members of the Board of Statutory Auditors.

5. Those who are Regular Auditors in more than seven Italian companies whose financial instruments are quoted in stock exchange markets in Italy may not be elected auditors.

6. The shareholders lodging the lists must deliver, prior to the Meeting and at latest by the time established for the beginning of the Meeting, the documentation attesting their position

the lists has been moved to five days in order to facilitate the awareness of the candidature to those having the right, and better formulation of the relative clause.

From the list which has obtained the highest number of votes expressed by the shareholders there will be taken, in the progressive order in which they appear in the list, two regular auditors and one alternate.

The third regular auditor and the second alternate auditor will be drawn from the list coming second, electing the candidates on the basis of the progressive order in which they appear in the list.

If more than one list has obtained the same number of votes, a second vote will take place between these lists by all the shareholders present at the Meeting, and the candidates that achieve the simple majority of votes will be elected.

The Chairmanship of the Board of Statutory Auditors will be taken by the first candidate on the list that has obtained the highest number of votes.

If only one list is presented, the Meeting shall express its vote on the basis of this. If such list obtains a relative majority, the first three candidates appearing in progressive order on the list shall be elected regular auditors, while the fourth and fifth will be alternate auditors. The Chairmanship of the Board of Statutory Auditors will be taken by the person appearing first in the list presented.

In case of death, waiver or forfeiture of an auditor and in the hypothesis of replacement of the Chairman of the

as shareholders.

7. The lists presented without complying with the preceding provisions will not be entered for voting.

8. Each person with right to vote may vote for one list only.

9. The auditors are elected as follows:

a) from the list which has obtained the highest number of votes there will be taken, in the progressive order in which they appear in the list, two regular auditors and one alternate;

b) from the second list which has obtained the highest number of votes in the Meeting, there will be taken, in the progressive order in which they appear in the list, the remaining regular auditor and the other alternate auditor.

If more than one list has obtained the same number of votes, a new vote will be cast between the lists by all the shareholders attending the Meeting, and the candidates in the list that obtain the simple majority of votes will be elected.

10. The Chairmanship of the Board of Statutory Auditors will be taken by the first candidate on the list that has obtained the highest number of votes.

11. If only one list is presented, the Meeting shall express its vote on the basis of this. If such list obtains a relative majority, the first three candidates appearing in progressive order in the relative section will be elected regular auditors, and the two candidates appearing in progressive order in the relevant section will be elected alternate auditors. The person coming first in the list of candidates for regular auditors will be elected Chairman of the Board of Statutory auditors.

In case of death, waiver or forfeiture of a regular auditor, the person to succeed will be the alternate auditor

Introduction of a new regulation for replacing the Chairman of the Board of

Board of Statutory Auditors, the persons to succeed will be the alternate order and the regular auditor respectively, in the order in which they appear in the progressive numbering shown in the list.

If there are no lists, the Board of Statutory Auditors and its Chairman will be appointed by the Meeting through a legal majority.

When the Board of Statutory Auditors has been elected by the method of list vote, in case of death, waiver or forfeiture of an auditor, the person to succeed will be the alternate auditor coming from the same list as the auditor no longer available. In the hypothesis of replacement of the Chairman of the Board of Statutory Auditors, the Chairmanship is to be taken by another regular member drawn from the list to which the former Chairman belonged.

Should it not be possible to proceed with the replacement according to the aforementioned criteria, or if it is necessary to proceed in accordance with the law, a Meeting shall be called to replace the members of the Board of Statutory Auditors. The resolution will be passed by relative majority.

The Meeting determines the emoluments due to the auditors, as well as the reimbursement of the costs incurred in carrying out the appointed tasks.

elected to first place. In the hypothesis of replacement of the Chairman, the Board of Statutory Auditors shall choose and appoint the new Chairman from among its members, who will remain in office until the following Shareholders' Meeting which shall pass resolution for completing the Board of Statutory Auditors.

12. If there are no lists, the Board of Statutory Auditors and its Chairman will be appointed by the Meeting through a legal majority.

13. If more than one list has been presented, in case of death, waiver or forfeiture of an auditor, the person to succeed will be the alternate auditor coming from the same list as the outgoing auditor. In the hypothesis of replacement of the Chairman, the Board of Statutory Auditors shall choose and appoint the new Chairman from among its members, who will remain in office until the following Shareholders' Meeting which shall pass resolution for completing the Board of Statutory Auditors.

14. Should it not be possible to proceed with the replacement according to the aforementioned criteria, or if it is necessary to proceed in accordance with the law, a Meeting shall be called to replace the members of the Board of Statutory Auditors. The resolution will be passed by relative majority.

15. The Meeting determines the emoluments due to the auditors, as well as the reimbursement of the costs incurred in carrying out the appointed tasks.

16. The powers and the duties of auditors are those established in law.

Statutory Auditors, in line with the combined provisions of Articles 148 of Legislative Decree 58/1998 and 2401 of the Italian Civil Code, both in the case of presenting one list and when presenting several lists, compared to that regulated by the previous Article 24 of the By-laws.

	MONITORING ACCOUNTS	
	Article 28) Accounts are monitored by an Auditing Firm. For the appointment, the tasks, the powers and the responsibility, the relative Laws are to be applied.	Explanation of the subject to be in charge of monitoring accounts, in line with the provisions of Article 2409 (ii), second paragraph, of the Italian Civil Code and already applied by the company in accordance with Articles 155 and 156 of Legislative Decree no. 58/98.
FINANCIAL STATEMENTS AND DISTRIBUTION OF PROFITS	**FINANCIAL STATEMENTS AND PROFITS**	
Article 25) The company's fiscal periods close as of December 31 of each year. At the end of each period, the Directors must prepare the financial statements for the period pursuant to law.	**Article 29)** 1. The company's fiscal periods close as of December 31 of each year. 2. At the end of each period, the administrative body must prepare the financial statements for the period pursuant to law.	Text largely unchanged compared to the previous article 25, of the Bylaws.
Article 26) The net profit resulting from the financial statements, having made a provision of at least 5% (five per cent) to the legal reserve as per the limits by law, is to be distributed as required by the resolutions of the shareholders' meeting.	**Article 30)** 1. The net profit resulting from the financial statements, having made a provision no lower than 5% (five per cent) to the legal reserve until this amounts to a fifth of the share capital, is attributed to the shareholders pro quota, unless the shareholders' meeting passes a special resolution in favour of the extraordinary reserve or for any other destination, or otherwise resolves to carry it partly or wholly forward to the following period.	Text largely unchanged compared to the previous article 26, of the Bylaws.
The shareholders' meeting can also resolve, pursuant to Article 2349 of the Italian Civil Code, to extraordinarily allocate profits to a free issue of ordinary shares for a nominal amount equalling such profit.	2. The shareholders' meeting can also resolve, pursuant to Article 2349 of the Italian Civil Code, to extraordinarily allocate profits to a free issue of ordinary shares for a nominal amount equalling such profit.	
Article 27) The Board of Directors can decide to	**Article 31)** The Board of Directors can decide to	Text unchanged compared

distribute advance payments on dividends in the ways and form complying with the law.	distribute advance payments on dividends in the ways and form complying with the law.	to the previous article 27 of the Bylaws.
Article 28)	**Article 32)**	
Unpaid dividends will be prescribed on the company's behalf within five years from the date they become receivable.	Unpaid dividends are prescribed on the company's behalf within five years from the date they become receivable.	Text largely unchanged compared to the previous article 28 of the Bylaws.
DISSOLUTION AND GENERAL REGULATIONS	**DISSOLUTION AND LIQUIDATION – DEFINITIVE REGULATIONS**	
Article29)	**Article 33)**	
If, at any time and for any reason whatsoever, the company is dissolved, the shareholders' meeting will lay down the liquidation procedure and appoint one or more liquidators, setting out their powers and fees.	If, at any time and for any reason whatsoever, the company is dissolved, the shareholders' meeting lays down the liquidation procedure and appoints one or more liquidators, setting out their powers and fees.	Text largely unchanged compared to the previous article 29 of the Bylaws.
Article 30)	**Article 34)**	
For all matters not covered by these Bylaws, reference should be made to the relevant provisions in law.	For all matters not covered by these Bylaws, reference should be made to the relevant provisions in law.	Text largely unchanged compared to the previous article 30 of the Bylaws.

MEDIASET S.p.A.

2003 Annual Report

Balance sheet and Income statement

MEDIASET S.p.A.

Balance sheet as of December 31st, 2003

(amounts in Euro)

ASSETS		31/12/2003	31/12/2002
A)	**RECEIVABLES FROM SHAREHOLDERS**	-	-
B)	**FIXED ASSETS**		
I	**Intangible fixed assets**		
1	start-up and expansion costs	1,967	16,988
3	industrial patents and intellectual property right	1,391,069	447,932
4	concessions, licences, trademarks and similar rights	163,290,798	261,628,612
6	intangible assets under formation and advances	204,861	2,356,241
7	other	4,474	11,716
Total		**164,893,169**	**264,461,489**
II	**Immobilizzazioni materiali**		
1	land and buildings	4,765,250	-
2	plant and machinery	91,490	96,168
4	other tangible fixed assets	771,288	965,048
5	fixed assets under construction and payments on account	-	4,900,000
Total		**5,628,028**	**5,961,216**
III	**Financial fixed assets**		
1	investments in:		
	a) subsidiary companies	1,314,846,898	669,993,905
	b) affiliated companies	1,143,989	97,789,813
	d) other companies	96,456,269	214,601,821
	Total	1,412,447,156	982,385,539
2	receivables:		
	d) other companies - due after 1 year	458,044	503,206
Total		**1,412,905,200**	**982,888,745**
TOTAL FIXED ASSETS (B)		**1,583,426,397**	**1,253,311,450**
C)	**CURRENT ASSETS**		
I	**Inventory**		
Total		-	-
II	**Receivables**		
1	trade receivables	467,806	239,741
2	due from subsidiary companies	73,543,477	99,735,040
4	due from parent company	782,426	5,699,703
4bis	due from associated companies	43,045,585	12,698,136
5	other receivables		
	- due within 1 year	56,267,449	38,848,827
	- due after 1 year	62,739,337	52,728,909
	Total	119,006,786	91,577,736
Total		**236,846,080**	**209,950,356**
III	**Financial assets** (which are not fixed assets)		
5	own shares	21,944,368	27,438,202
7	receivables due from subsidiary companies	890,603,283	1,328,800,088
Total		**912,547,651**	**1,356,238,290**

Balance sheet as of December 31st, 2003

(amounts in Euro)

ASSETS		31/12/2003	31/12/2002
IV	**Liquid funds**		
1	bank and postal deposits	30,104,593	12,683,803
3	cash in hand and cash equivalents	25,596	24,774
Total		**30,130,189**	**12,708,577**
TOTAL CURRENT ASSETS (C)		**1,179,523,920**	**1,578,897,223**
D)	**PREPAYMENTS AND ACCRUED INCOME**		
1	accrued income	9,267,164	21,086,549
2	prepayments	2,695,427	1,933,363
TOTAL PREPAYMENTS AND ACCRUED INCOME (D)		**11,962,591**	**23,019,912**
TOTAL ASSETS		**2,774,912,908**	**2,855,228,585**

Balance sheet as of December 31st, 2003

(amounts in Euro)

	SHAREHOLDERS' EQUITY AND LIABILITIES	31/12/2003	31/12/2002
A)	**SHAREHOLDERS' EQUITY**		
I	**Share capital**	**614,238,333**	**614,238,333**
II	**Share premium reserve**	**739,743,791**	**739,743,791**
III	**Revaluation reserve**	-	-
IV	**Legal reserve**	**87,236,540**	**74,304,469**
V	**Reserve for own shares**	**21,944,368**	**27,438,202**
VI	**Statutory reserves**	-	-
VII	**Other reserves**	-	-
	merger reserves	130,140	130,140
	extraordinary reserve	103,052,909	99,263,027
	provisions for rounding figures	1	2
	reserve for dividends approved not paid	3,943,449	3,943,449
	Total other reserves	**107,126,499**	**103,336,618**
VIII	**Retained earnings (losses)**	**229,875**	**229,875**
IX	**Profit (loss) for the year**	**175,097,204**	**258,641,417**
	TOTAL SHAREHOLDERS' EQUITY (A)	**1,745,616,610**	**1,817,932,705**
B)	**PROVISIONS FOR RISKS AND CHARGES**		
1	for pension benefits and similar obligations	29,171	50,531
3	other reserves	18,088,006	6,659,720
TOTAL PROVISIONS FOR RISKS AND CHARGES (B)		**18,117,177**	**6,710,251**
C)	**EMPLOYEE TERMINATION INDEMNITY**	**4,395,500**	**4,199,258**
D)	**PAYABLES**		
3	due to banks		
	- due within 1 year	399,924,875	259,284,255
	- due after 1 year	300,000,000	300,000,000
	Total	699,924,875	559,284,255
5	advance payments received	-	1,833
6	trade accounts		
	- due within 1 year	11,243,371	16,437,309
	- due after 1 year	1,074,387	2,323,664
	Total	12,317,758	18,760,973
8	due to subsidiary companies	24,949,055	26,203,192
9	due to affiliated companies	424,895	136,161
9bis	due to associated companies	606,525	5,654,124
10	due to the parent company	197,882	598,327
11	due to taxation authorities		
	- due within 1 year	3,284,280	729,059
	- due after 1 year	-	22,237
	Total	3,284,280	751,296
12	due to social security institutions	833,819	619,431
13	other sums payable		
	- due within 1 year	5,884,820	5,412,553
	- due after 1 year	4,779,330	-
	Total	10,664,150	5,412,553
14	sums due to subsidiary companies	238,177,805	380,860,895
TOTAL PAYABLES (D)		**991,381,044**	**998,283,040**

Balance sheet as of December 31st, 2003

(amounts in Euro)

SHAREHOLDERS' EQUITY AND LIABILITIES		31/12/2003	31/12/2002
E)	ACCRUALS AND DEFERRED INCOME		
1	accruals	10,682,998	21,484,003
2	deferred income	4,719,579	6,619,328
TOTAL ACCRUALS AND DEFERRED INCOME (E)		15,402,577	28,103,331
TOTAL LIABILITIES		1,029,296,298	1,037,295,880
TOTAL NET SHAREHOLDERS' EQUITY AND LIABILITIES		2,774,912,908	2,855,228,585

Balance sheet as of December 31st, 2003

(values in Euro)

OFF-BALANCE SHEET ITEMS			31/12/2003	31/12/2002
Personal securities given				
a)	guarantees given			
	1)	in favour of subsidiaries	43,688,654	16,345,617
	2)	in favour of affiliated companies	504,578	504,578
	3)	in favour of associated companies	48,750,000	-
	5)	in favour of third parties	939,057	22,132,669
	Total		93,882,289	38,982,864
Total personal securities given			**93,882,289**	**38,982,864**
Collateral given			-	-
Commitments and risks				
a)	potential liabilities guaranteed by Fininvest S.p.A.		-	1,116,457
b)	forward financial operations			
		foreign currency purchases	429,838,612	528,409,824
		foreign currency sales	429,271,036	528,066,485
		other	373,839,600	-
c)	commitments to purchase financial fixed assets		-	476,000,000
Total commitments and risks			**1,232,949,248**	**1,533,592,766**
Other			-	-
TOTAL OFF-BALANCE SHEET ITEMS			**1,326,831,537**	**1,572,575,630**

Income statement as of December 31st, 2003

(amounts in Euro)

		2003	2002
A)	**VALUE OF PRODUCTION**		
1	revenues from sales and services	156,516,600	227,183,035
5	other revenues and income		
	- sundry	12,050,974	5,484,082
TOTAL VALUE OF PRODUCTION (A)		**168,567,574**	**232,667,117**
B)	**COST OF PRODUCTION**		
6	raw materials, consumables and supplies	464,378	313,015
7	services	16,343,197	15,094,563
8	leasing and rental	10,087,531	9,473,651
9	personnel expenses:		
	a) wages and salaries	13,821,648	13,836,086
	b) social security contributions	4,108,730	3,372,605
	c) employee termination indemnity	885,410	861,087
	e) other expenses	1,489,379	377,719
	Total personnel expenses	20,305,167	18,447,497
10	amortisation, depreciation and write-downs		
	a) amortisation of intangible fixed assets	99,244,978	154,095,031
	b) amortisation of tangible fixed assets	561,134	540,827
	c) write-downs of fixed assets	1,336,814	-
	Total amortisation, depreciation and write-downs	101,142,926	154,635,858
12	provisions for risks	130,000	2,345,972
14	sundry operating costs		
	a) losses on disposals and out-of-period expenses	39,519	333,975
	b) other costs	3,337,877	1,157,631
	Total	3,377,396	1,491,606
TOTAL COST OF PRODUCTION (B)		**151,850,595**	**201,802,162**
DIFFERENCE BETWEEN VALUE AND COST OF PRODUCTION (A-B)		**16,716,979**	**30,864,955**
C)	**FINANCIAL INCOME AND (CHARGES)**		
15	income from investments		
	a) subsidiary companies	365,796,124	390,490,531
	b) affiliated companies	-	12,450,000
	Total income from investments	365,796,124	402,940,531
16	other financial income		
	a) from receivables included in fixed assets		
	- other	9,176	11,470
	d) other income		
	- subsidiary companies	41,312,217	47,678,883
	- associated companies	745,244	61,094
	- other	8,918,062	4,684,467
	Total	50,975,523	52,424,444
	e) foreign exchange gains	109,471,617	71,377,571
	Total other financial income	160,456,316	123,813,485
Total financial income		**526,252,440**	**526,754,016**

Income statement as of December 31st, 2003

(amounts in Euro)

		2003	2002
17	interest and other financial charges		
	a) interest and other financial charges		
	- subsidiary companies	(8,257,728)	(10,809,829)
	- other companies	(25,086,614)	(21,761,490)
	Total	(33,344,342)	(32,571,319)
	b) foreign exchange losses	(109,053,118)	(71,045,028)
	Total interest and other financial charges	**(142,397,460)**	**(103,616,347)**
	TOTAL FINANCIAL INCOME AND (CHARGES) (C)	**383,854,980**	**423,137,669**
D)	**ADJUSTMENTS TO THE VALUE OF FINANCIAL INVESTMENTS**		
18	revaluations		
	a) investments	25,807	-
19	write-downs		
	a) investments	(125,425,749)	(51,371,170)
	TOTAL ADJUSTMENTS TO THE VALUE OF FINANCIAL INVESTMENTS (D)	**(125,399,942)**	**(51,371,170)**
E)	**EXTRAORDINARY INCOME AND (CHARGES)**		
20	income		
	- other	302,036	234,338
21	charges		
	- prior years' taxes	(691,024)	(92,743)
	- other	(498,490)	(785,909)
	Total extraordinary charges	**(1,189,514)**	**(878,652)**
	TOTAL EXTRAORDINARY INCOME AND (CHARGES) (E)	**(887,478)**	**(644,314)**
	PROFIT BEFORE TAXATION	**274,284,539**	**401,987,140**
22	Income taxes for the year		
	a) current taxation	109,052,979	144,691,651
	b) deferred taxation	(9,865,644)	(1,345,928)
	Total income taxes for the year	**99,187,335**	**143,345,723**
26	**PROFIT (LOSS) FOR THE YEAR**	**175,097,204**	**258,641,417**

MEDIASET S.p.A.

2003 Annual Report

Notes to the financial statements

MEDIASET S.p.A.

Notes to the financial statements as of December 31st, 2003

STRUCTURE AND CONTENT

The financial statements have been prepared in accordance with Italian Civil Code regulations and consist of the balance sheet (drafted in line with the scheme included in articles 2424 and 2424 bis of the Italian Civil Code), the income statement (drafted in line with the scheme included in articles 2425 and 2425 bis of the Italian Civil Code) and these explanatory notes (which provide the information required as per article 2427 of the Italian Civil Code).

All additional information considered necessary to provide a true and fair reflection of the Company's affairs has been provided, even if not specifically required by law.

VALUATION CRITERIA AND ACCOUNTING PRINCIPLES

The accounting principles used in preparing the financial statements as of December 31st, 2003 are the same as those used for the financial statements as of December 31st, 2002.

In particular:

- there have been no exceptional circumstances making it necessary to depart from normal drafting and valuation criteria;
- changes in assets and liabilities are analysed under the comments on the items contained in the financial statements. Information is provided about the amount accrued to provisions and the amount utilised during the year;
- risks and charges relating to the period have been accounted for, even if they were identified after December 31st, 2003.

The most important valuation criteria used in preparing the financial statements as of December 31st, 2003, in accordance with article 2426 of the Italian Civil Code, are as follows:

Intangible fixed assets

Television rights were recorded at appraisal value for the portion related to the transfer of the business of Reteitalia S.p.A. to Mediaset S.r.l. (now S.p.A.) which took place on December 31st, 1993, and at cost for purchases made in 1994 and after.

Amortisation of rights with a limited duration is calculated on a straight-line basis over the period of the relevant contract and, in any event, over a period not exceeding 120 months.

Amortisation of own rights and those with an unlimited duration is calculated on a straight-line basis over 60 months.

In the financial statements, in keeping with previous practice, rights are amortised at the highest rates allowed for fiscal purposes, so as not to lose the related tax benefits:

- over three years for unlimited rights;
- on a straight-line basis over the period of the relevant contract for rights acquired with a limited duration.

The effect of this is explained in these notes to the financial statements.

In the event that, regardless of the amortisation already recorded, rights have been through all the showings available per contract, their residual value is totally expensed.

Intangible assets under formation and advances are recorded at acquisition cost, net of accumulated amortisation.

Start-up and expansion costs are amortised over five years.

Software is amortised over five or three year, depending on their residual use.

Leasehold improvements are amortised over the residual length of the lease contract of the relevant asset and, in any case, over a period not exceeding five years.

Tangible fixed assets

Tangible fixed assets are recorded at acquisition or transfer cost. Cost includes ancillary charges and the share of direct or indirect costs that can reasonably be allocated to the asset.

Tangible fixed assets are depreciated in each accounting period on a straight-line basis, using depreciation rates which are determined in relation to the remaining potential use of the assets. Furthermore, supplementary depreciation values have been calculated in order to obtain tax benefits by adjusting the economic-technical rate to the tax rate.

The depreciation rates used are:

– Land and buildings	5.5%
– Plant and machinery	10-19%
– Motor vehicles	25%
– Office furniture and equipment	12-20%
– Equipment and fittings	7.5-10%

In the year an asset is purchased, it is depreciated using 50% of the above rates, as is allowed by current tax law.

Equity investments and securities (which are included in fixed assets)

Equity investments are valued at cost. The amount recorded is determined on the basis of the purchase price. The cost is reduced in the event of a permanent loss of value where the subsidiary companies incur in losses and expected immediate future earnings are not sufficient to offset the losses incurred; the original value is restored in subsequent years if the reasons for the write-down are no longer present.

Where the Company has made a payment to a subsidiary but it has not increased its share capital, such payments are recorded on the assets side of the balance sheet as *capital contributions.*

Receivables

Receivables are stated at their estimated realisable value. Receivables denominated in non-EMU area foreign currencies were valued using December 31st, 2003 exchange rates, as notified by the European Central Bank. Hedging contracts are valued consistently with the receivables being hedged.

Financial assets (which are not fixed assets)

These assets are recorded at the lower of purchase cost (method of the weighted average cost for own shares) or estimated realisable value determined from the market situation. The lower value is not maintained in subsequent years if the reason for the write-down no longer applies.

As to own shares for the approved Employee Stock Option plans, they are recorded at a value calculated on the purchase cost (method of the weighted average cost) or at the lower between the book value, the estimated realisable value determined from the market situation or the exercise value of the option.

Prepayments and accrued income, accruals and deferred income

These items include portions of revenues and expenses common to two or more periods, in accordance with the accruals concept.

Provisions for risks and charges

The provisions for risks and charges are created to cover certain or likely losses or liabilities for which the exact value or effective date could not be determined at the period end. Amounts provided reflect the best possible estimate on the basis of available information. Risks in respect of which only a liability might arise, are disclosed in the notes to the Balance Sheet without setting up a provision.

Employee termination indemnity

The provision for employee termination indemnity is established to cover the entire liability accruing to employees in accordance with current laws, collective agreements and local company agreements. This liability is subject to revaluation using indices (ISTAT total revaluation coefficient).

Payables

Payables are stated at face value; those in non-EMU area foreign currencies were translated using the December 31st, 2003 exchange rate, as notified by the European Central Bank. Forward contracts used to hedge payables are valued consistently with the payables being hedged.

Revenue recognition

The revenues are recorded on an accruals basis.

Income taxes

Income taxes are recorded based on an estimate of taxable income as calculated under existing legislation, considering available exemptions.

Deferred taxes

Pursuant to the Italian Accounting Standard no. 25, deferred tax assets have been calculated based on timing differences between the value attributed to an asset or liability under statutory reporting and that attributed to it for tax purposes. The deferred tax balances have been calculated by applying the tax rate in force when the differences will reverse to the said

difference. Adjustments in the event of a future change in the tax rate are made provided that the law providing for such a change has already been issued at the annual report drafting date.

Deferred tax assets are recorded in accordance with the prudence concept and only when it is reasonably certain that, in the year the temporary differences will reverse, there will be taxable income not inferior to the timing differences.

Financial instruments

In order to reduce the risk of interest rate and exchange rate variations, Mediaset S.p.A. signs contracts for hedging specific operations or net exposures.

Financial instruments used to hedge exchange risk regarding assets and liabilities denominated in non-EMU area foreign currencies are valued consistently with the assets and liabilities being hedged. Those are booked by recognising income and charges in the income statement on an accruals basis.

For the valuation of the forward contracts existing at the period end, reference is made to Accounting Standard no. 26 and to the Consob communication no. DAC/28731 dated April 14th, 2000.

The interest differential to be received or paid on the swap and equity swap interest rates are recorded in the financial statement on an accruals basis throughout the duration of the hedging.

The interest differential accrued and not paid at the end of the year is recorded in the item *Prepayments and accrued income.*

The contracts signed for hedging exchange rate risks are recorded either at the current exchange rate at the closing of the year or at their fair value, according to the type of financial derivative. As for options, the premiums paid are recorded in the item "*receivables from counterparts for the purchase of options*" and the premiums received are recorded in the item "*payables due to counterparts for the sale of options*".

Assets and liabilities are classified consistently with the assets or liabilities they refer to.

As for the equity swaps, at the end of the year, a valuation is made and, in case losses are recorded, these are recorded in the financial income in accordance with the prudence concept.

Dividends

Dividends are recorded in the accounting period in which distribution is approved, which generally corresponds to the moment they are received. The tax credit for dividends received is accounted for in the accounting period that such dividends are received.

Where dividends are received the period after they were recorded, deferred tax is recognised in accordance with the aforementioned Accounting Standard no. 25.

Adjustments in value and provisions made exclusively for tax purposes

As permitted by statutory reporting requirements, certain adjustments in value and provisions exclusively made for tax purposes have been recorded in the financial statements.

These operations consist of:

- amortisation of owned rights or rights with unlimited duration over three years, rather than 60 months;
- amortisation of fixed-term rights on a straight-line basis over the period of the contract, even when this is longer than 10 years;
- supplementary amortisation as far as tangible fixed assets are concerned.

These items are booked to the same accounts of the income statement and balance sheet as similar value adjustments and provisions are calculated in accordance with statutory requirements. The effects of these tax related entries are shown under the individual items to which they refer.

The effects on shareholders' equity and on net income for the year are described in the section on shareholders' equity.

ADDITIONAL INFORMATION

Adjustment of the financial statements 2002

In the financial statements as of December 31st, 2003, the amounts of the corresponding items of the financial statements as of December 31st, 2002 have been recorded.

In order to make the classification criteria of 2002 financial statements comparable to those of 2003 financial statements, we have made the following reclassification:

- the software licenses have been reclassified from item B14 (licenses) to item B13 (patent rights) in the 2002 financial statements.

Amounts recorded

As was the case for the financial statements as of December 31st, 2002, in compliance with article 2423 clause 5 of the Italian Civil Code, the tables of the financial statements are expressed in Euro excluding decimals (eliminated through rounding techniques) while the notes to financial statements – if not differently specified – record figures and figure comments in EUR thousands.

Exceptions permitted by article 2423 clause 4 of the Italian Civil Code

No exceptions to standard accounting practices as per article 2423 clause 4 of the Italian Civil Code were made in these financial statements.

CONSOB resolution no. 11971

We have provided the information called for by article 78 of CONSOB resolution no. 11971 of May 14th, 1999 and subsequent modifications concerning all sums of any kind paid to directors and statutory auditors by the Company or its subsidiary companies; and the shares allocated to directors under the 2000/2002 and 2003/2005 Employee Stock Option Plans, according to the criteria required by tables 1) and 2) mentioned in attachment 3c) of the said resolution.

Table I

Fees and other amounts paid to directors, statutory auditors and general managers

(amounts in Euro)

Full name	Position held in Mediaset S.p.A.			Emoluments(1)			
	Position	Term of mandate	End of mandate	Emoluments at the office	Benefits in kind	Bonus and other incentives (5)	Other remunerations (2)
Confalonieri Fedele (3)	Chairman of the Board	01.01.2003 - 31.12.2003	31.12.2005	706,582.76	3,999.43		901,057.35
Berlusconi Pier Silvio (3)	Deputy Chairman	01.01.2003 - 31.12.2003	31.12.2005	238,497.90	1,542.68		346,467.02
Adreani Giuliano (3)	Managin Director	01.01.2003 - 31.12.2003	31.12.2005	319,409.48	3,287.71		1,275,089.08
Amigoni Franco	Director	01.01.2003 - 31.12.2003	31.12.2005	15,831.24			
Ben Ammar Tarak	Director	01.01.2003 - 16.04.2003		5,164.57			
Berlusconi Marina	Director	01.01.2003 - 31.12.2003	31.12.2005	15,831.24			
Cannatelli Pasquale (3)	Director	01.01.2003 - 31.12.2003	31.12.2005	15,831.24			82,062.69
Colombo Paolo Andrea (3)	Director	16.04.2003 - 31.12.2003	31.12.2005	10,666.67			10,333.33
Concina Enzo (4)	Director	01.01.2003 - 31.12.2003	31.12.2005	15,831.24			
Costa Maurizio	Director	01.01.2003 - 31.12.2003	31.12.2005	15,831.24			
Crippa Mauro (3)	Director	01.01.2003 - 31.12.2003	31.12.2005	15,831.24	87.51	90,000.00	303,197.83
Doni Gilberto (3)	Director	01.01.2003 - 16.04.2003		5,164.57	612.87		135,826.31
Ermolli Bruno	Director	01.01.2003 - 31.12.2003	31.12.2005	15,831.24			
Giordani Marco (3)	Director	01.01.2003 - 31.12.2003	31.12.2005	15,831.24	1,581.96	100,000.00	277,692.68
Messina Alfredo (3)	Director	01.01.2003 - 31.12.2003	31.12.2005	15,831.24			1,803.00
Mojto Jan	Director	01.01.2003 - 16.04.2003		5,164.57			
Nieri Gina (3)	Director	01.01.2003 - 31.12.2003	31.12.2005	15,831.24	2,020.67	100,000.00	354,841.34
Ruozi Roberto	Director	01.01.2003 - 31.12.2003	31.12.2005	15,831.24			
Sposito Claudio (3)	Director	01.01.2003 - 16.04.2003		5,164.57			
Frattini Achille (3)	Chairman Board of Statutory Auditors	01.01.2003 - 31.12.2003	31.12.2004	93,000.00			56,086.71
Giampaolo Francesco Antonio (3)	Statutory Auditor	01.01.2003 - 31.12.2003	31.12.2004	62,000.00			45,759.56
Perotta Riccardo	Statutory Auditor	01.01.2003 - 31.12.2003	31.12.2004	62,000.00			

(1) The fees stated refer solely to the period during which the position was held.
(2) Include emoluments for other roles covered in the subsidiaries, remuneration for employee work, consultancy and monetary benefits accrued during the term.
(3) Other positions held in subsidiary companies as shown in table 1-Bis.
(4) For the officies held, emoluments are directly paid to the company concerned.
(5) Will be paid off after the approval of the Balance Sheet in which respective corporate missions are achieved

Table 1-Bis

Responsibilities held by directors and statutory auditors of Mediaset S.p.A. in subsidiary companies

Full name	Company	Position			
		Position held	Term of appointment	Expiration of appointment	
Adreani Giuliano	Publitalia '80 S.p.A.	Chairman and M.D.	01.01.2003 - 31.12.2003	31.12.2004	(III)
	R.T.I. S.p.A.	Director (I)	01.01.2003 - 31.12.2003	31.12.2004	(III)
	Gestevision Telecinco S.A.	Director	01.01.2003 - 31.12.2003	21.12.2005	
	Publiespana S.A.	Deputy Chairman	01.01.2003 - 31.12.2003	21.12.2005	
	Mediadigit S.p.A. in liquidation (II)	Director (I)	01.01.2003 - 10.04.2003		
Berlusconi Pier Silvio	Gestevision Telecinco S.A.	Director	07.05.2003 - 31.12.2003	07.05.2008	
	Publiespana S.A.	Director	07.05.2003 - 31.12.2003	07.05.2008	
	Mediadigit S.p.A. in liquidation (II)	Director (I)	01.01.2003 - 10.04.2003		
	Publitalia '80 S.p.A.	Director (I)	01.01.2003 - 31.12.2003	31.12.2004	(III)
	R.T.I. S.p.A.	Chairman and M.D. (I)	01.01.2003 - 10.04.2003		
	R.T.I. S.p.A.	Chairman Board of Dir. (I)	10.04.2003 - 15.04.2003		
	R.T.I. S.p.A.	Chairman Board of Dir. (I)	15.04.2003 - 31.12.2003	31.12.2004	(III)
Cannatelli Pasquale	R.T.I. S.p.A.	Director (I)	01.01.2003 - 12.05.2003		
	Videotime S.p.A.	Director (I)	01.01.2003 - 12.05.2003		
	Elettronica Industriale S.p.A.	Director (I)	01.01.2003 - 12.05.2003		
	Mediadigit S.p.A. in liquidation (II)	Director (I)	01.01.2003 - 10.04.2003		
	Publitalia '80 S.p.A.	Director (I)	01.01.2003 - 12.05.2003		
	Promoservice Italia S.r.l.	Director (I)	01.01.2003 - 12.05.2003		
	Mediadigit International S.a.r.l.	Director (I)	01.01.2003 - 12.05.2003		
	Mediaset Investment S.a.r.l.	Director (I)	01.01.2003 - 12.05.2003		
Confalonieri Fedele	Mediadigit S.p.A. in liquidation (II)	Chairman Board of Dir. (I)	01.01.2003 - 10.04.2003		
	Gestevision Telecinco S.A.	Deputy Chairman	01.01.2003 - 31.12.2003	21.12.2005	
	Publiespana S.A.	Director	01.01.2003 - 31.12.2003	26.09.2006	
Colombo Paolo Andrea	Publitalia '80 S.p.A.	Director	01.01.2003 - 31.12.2003	31.12.2004	(III)
Crippa Mauro	R.T.I. S.p.A.	Director (I)	01.01.2003 - 31.12.2003	31.12.2004	(III)
Doni Gilberto	R.T.I. S.p.A.	Director (I)	01.01.2002 - 10.04.2003		
Giordani Marco	Gestevision Telecinco S.A.	Director	07.05.2003 - 31.12.2003	07.05.2008	
	Publiespana S.A.	Director	07.05.2003 - 31.12.2003	07.05.2008	
	Publitalia '80 S.p.A.	Director (I)	10.11.2003 - 31.12.2003	31.12.2004	(III)
Messina Alfredo	Publiespana S.A.	Director	01.01.2003 - 31.12.2003	26.09.2006	
	Gestevision Telecinco S.A.	Director	01.01.2003 - 31.12.2003	21.12.2005	
Nieri Gina	R.T.I. S.p.A.	Director (I)	01.01.2003 - 31.12.2003	31.12.2004	(III)
Sposito Claudio	Gestevision Telecinco S.A.	Director	01.01.2003 - 30.04.2003		
	Publiespana S.A.	Director	01.01.2003 - 30.04.2003		
Frattini Achille	R.T.I. S.p.A.	Statutory Auditor	01.01.2003 - 31.12.2003	31.12.2003	(III)
	Mediadigit S.p.A. in liquidation (II)	Statutory Auditor	01.01.2002 - 16.10.2003		
	Promoservice Italia S.r.l.	Statutory Auditor	01.01.2003 - 10.04.2003		
	Promoservice Italia S.r.l.	Chairman B. of St. Auditors	10.04.2003 - 31.12.2003	31.12.2005	(III)
	Elettronica Industriale S.p.A.	Statutory Auditor	01.01.2003 - 31.12.2003	31.12.2005	(III)
	Videotime S.p.A.	Statutory Auditor	10.04.2003 - 31.12.2003	31.12.2005	(III)
Giampaolo Francesco Antonio	Elettronica Industriale S.p.A.	Statutory Auditor	10.04.2003 - 31.12.2003	31.12.2005	(III)
	Promoservice Italia S.r.l.	Chairman B. of St. Auditors	01.01.2003 - 10.04.2003		
	Mediadigit S.p.A. in liquidation (II)	Chairman B. of St. Auditors	01.01.2002 - 16.10.2003		
	R.T.I. S.p.A.	Statutory Auditor	01.01.2003 - 31.12.2003	31.12.2003	(III)
	Videotime S.p.A.	Statutory Auditor	01.01.2003 - 10.04.2003		

(I) For the offices held, emolumens are directly paid to the company concerned
(II) Liquidated on October 16th 2003
(III) In charge until annual report approval by the General Assembly

Table 2
Stock-options allocated to directors and general managers

(amounts in Euro)

Full name	Position held	Options held at the beginning of the year 01/01/2003			Options assigned during the year 2003 (*)			Options exercised during the year 2003			Options expired during the year 2003	Options held at the end of the year 31/12/2003		
		Number of options	Exercise price	Expiry date	Number of options	Exercise price	Expiry date	Number of options	Exercise price	Market price at the exercise	Number of options	Number of options	Exercise price	Expiry date
Fedele Confalonieri	Chairman	40,000 1)	17.16	30.06.2004	170,000	7.39	31.12.2007					40,000	17.16	30.06.2004
		170,000 2)	7.26	30.06.2005								170,000	7.26	30.06.2005
		142,500 3)	9.64	30.06.2006								142,500	9.64	30.06.2006
												170,000	7.39	31.12.2007
Giuliano Adreani	Managing Director	26,000 1)	17.16	30.06.2004	110,000	7.39	31.12.2007					26,000	17.16	30.06.2004
		110,000 2)	7.26	30.06.2005								110,000	7.26	30.06.2005
		93,000 3)	9.64	30.06.2006								93,000	9.64	30.06.2006
												110,000	7.39	31.12.2007
Mauro Crippa	Director	11,000 1)	17.16	30.06.2004	62,000	7.39	31.12.2007					11,000	17.16	30.06.2004
		50,000 2)	7.26	30.06.2005								50,000	7.26	30.06.2005
		39,500 3)	9.64	30.06.2006								39,500	9.64	30.06.2006
												62,000	7.39	31.12.2007
Gilberto Doni	Director	11,000 1)	17.16	30.06.2004								11,000	17.16	30.06.2004
		50,000 2)	7.26	30.06.2005								50,000	7.26	30.06.2005
		39,500 3)	9.64	30.06.2006								39,500	9.64	30.06.2006
Gina Nieri	Director	11,000 1)	17.16	30.06.2004	62,000	7.39	31.12.2007					11,000	17.16	30.06.2004
		50,000 2)	7.26	30.06.2005								50,000	7.26	30.06.2005
		39,500 3)	9.64	30.06.2006								39,500	9.64	30.06.2006
												62,000	7.39	31.12.2007
Pasquale Cannatelli	Director	11,000 1)	17.16	30.06.2004								11,000	17.16	30.06.2004
		50,000 2)	7.26	30.06.2005								50,000	7.26	30.06.2005
		39,500 3)	9.64	30.06.2006								39,500	9.64	30.06.2006
Marco Giordani	Director	11,000 1)	17.16	30.06.2004	62,000	7.39	31.12.2007					11,000	17.16	30.06.2004
		50,000 2)	7.26	30.06.2005								50,000	7.26	30.06.2005
		39,500 3)	9.64	30.06.2006								39,500	9.64	30.06.2006
												62,000	7.39	31.12.2007

(*) Options submitted meeting obligations
1) Options allocated during the year 2000
2) Options allocated during the year 2001
3) Options allocated during the year 2002

COMMENTS ON THE MAIN ASSET ITEMS

(EUR thousands)

Fixed assets

Tables included in the attachments have been prepared for the three categories of fixed assets (intangible assets, tangible assets and financial assets). For each item, these tables show historical cost, previous amortisation/depreciation, write-ups and write-downs, movements during the year and closing balances along with the total of re-valued assets still on the books at the end of the year.

Intangible fixed assets

Start-up and expansion costs – which totalled EUR 2 thousand (EUR 17 thousand at December 31st, 2002) - include stamp duties and notary fees for capital increases, capitalised and amortised over 5 years. The total amortisation charge for 2003 was equal to EUR 15 thousand. Pursuant to article 2426 of the Italian Civil Code, until these costs have been fully amortised, dividends may only be distributed if there are sufficient free reserves to cover the balance of the capitalised costs still to be amortised.

The balance of ***Patents and intellectual property rights*** amounted to EUR 1,391 thousand (EUR 448 thousand at December 31st, 2002). This item includes purchases in the year under investigation totalling EUR 873 thousand and a reclassification of EUR 1,019 thousand for software licenses that the previous year were recorded in the item ***intangible assets under formation and accounts.*** The amortisation for the year 2003 amounted to EUR 949 thousand.

The balance of ***Concessions, licences, trademarks and similar rights***, shown net of accumulated amortisation and write-downs, include the following:

	31/12/2003	31/12/2002
Concessions	4	32
Trademarks	68	71
Television rights		
Free TV rights	155,002	247,872
Pay TV rights	213	334
Home video rights	1,176	1,727
Dubbing	6,177	10,656
Ancillary expenses	651	937
Total	**163,291**	**261,629**

The balance at December 31st, 2003 is shown net of write-downs for EUR 10,291 thousand (including utilisations totalling EUR 1,779 thousand). It includes rights that will take effect after December 31st, 2003 for an amount of EUR 6,195 thousand (EUR 24,578 thousand at December 31st, 2002), and which will begin to be amortised when they take effect.

The rights portfolio includes around EUR 3,221 thousand deriving from the transfer of the business of Reteitalia S.p.A. and EUR 190,404 thousand, with a residual value at December 31st, 2003, of EUR 85,353 thousand, in rights acquired in previous years from Fininvest Group companies (not including Mediaset Group companies) or their affiliated companies.

The increases in ***intangible fixed assets*** as of December 31st, 2003, which amounted to EUR 261 thousand, are mainly due to ancillary expenses referring to television rights.

It should be noted that, as already mentioned in the ***valuation criteria*** section of these notes, in order not to lose certain tax benefits, rights have been amortised as permitted by Italian tax laws rather than following the standard accounting policy under which rights would be amortised over the period of the contract up to a maximum of 120 months.

Had amortisation in 2003 and previous years been calculated in this way, the net book value of the rights would have been lower by EUR 23,014 thousand. Effects on shareholders' equity and profit for the year are shown in the comments on shareholders' equity.

Goodwill had a nil balance in 1999. It regarded the value resulting from the transfer of the business of Reteitalia S.p.A. Amortisation had been calculated over 5 years up until December 31st, 1997, in order to gain the tax benefits offered by tax laws at the time. As from 1998, amortisation has been calculated over 10 years as provided by law 449 of December 27th, 1997 which modified article 68 of the Tax Code and required amortisation of goodwill over 10 years.

If goodwill had been amortised over 10 years between 1994 and December 31st, 1997, a period more representative of the actual future utility of the asset, as described in the *valuation criteria* section, the net book value of goodwill would have been equal to 0 in the current year.

Intangible assets under formation and advances include the following amounts:

	31/12/2003	31/12/2002
Unexecuted contracts	-	477
Production starts	137	860
Other advances	68	1,019
Total	**205**	**2,356**

The balance at December 31st, 2003 is net of accumulated write-downs of EUR 22,074 thousand (EUR 21,313 thousand at December 31st, 2002), previously allocated for options on productions that will presumably not be further developed. This value includes an utilisation for EUR 576 thousand and further provisions for EUR 1,337 thousand, of which EUR 447 thousand refer to contracts to be signed that will cancel out the residual value.

Other intangible fixed assets amount to EUR 4 thousand (EUR 12 thousand at December 31st, 2002) and entirely consist of leasehold improvements.

Tangible fixed assets

Tangible fixed assets may be analysed as follows:

	31/12/2003	31/12/2002
Land and buildings	4,765	-
Plant and machinery	92	96
Other tangible assets		
Equipment	55	67
Furniture and office equipment	179	219
Office machinery and IT equipment	537	679
Tangible assets under construction	-	4,900
Total	**5,628**	**5,961**

Land and buildings entirely consist of the purchase of a building by the affiliated company Mediolanum Vita S.p.A. Since this building – that as at December 31st, 2002, was recorded under *fixed assets under construction* - is classified as part of the artistic and cultural Italian heritage and, as such, is subject to the provisions of Law Decree no. 490 of October 29th, 1999, the Ministry for Cultural Heritage has a right of pre-emption on it. This right was not exercised by the said Ministry in the 60-day suspension period. The value of the purchased building is supported by an assessment made by an independent expert. The building is now rented by the subsidiary company R.T.I. S.p.A. and its offices are at the disposal of the Group's companies.

The amortisation for the year amounted to EUR 561 thousand, of which EUR 66 thousand was supplementary amortisation. The effects on shareholders' equity and profit for the year are explained in the note on shareholders' equity.

Financial fixed assets

Investments

Investments in subsidiary companies are set out below; they are all valued at cost:

	31/12/2003	31/12/2002
R.T.I. Reti Televisive Italiane S.p.A.	534,219	90,910
International Media Services Ltd.	53	53
Mediadigit International S.a.r.l. in liquidation	-	14,728
Mediaset Investment S.a.r.l.	632,769	513,169
Mediaset Ireland Ltd.	0.052	0.052
Publitalia '80 S.p.A.	51,134	51,134
Gestevision Telecinco S.A.	72,504	-
Publiespana S.A.	24,168	-
Total	**1,314,847**	**669,994**

The following change took place during the year:

- a share capital increase from EUR 67,647 thousand to EUR 79,607 thousand with relevant share-premium totalling EUR 107,640 thousand in Mediaset Investment S.a.r.l. was decided on March 5th, 2003, subscribed and paid up for a total of EUR 119,600 thousand;

- on November 11th, 2003, the Extraordinary Meeting wound up the company Mediadigit International S.a.r.l. and, subsequently, on December 19th, 2003, the last Extraordinary Meeting took place that concluded the winding-up process by establishing winding-up allocations totalling EUR 20,700 thousand that, compared to the book value recorded net of the depreciation of the previous years, generated a surplus value of EUR 5,972 thousand for Mediaset S.p.A.;
- on December 18th, 2003, a share capital increase in the company R.T.I. S.p.A. was decided for an amount of EUR 443,309 thousand to be obtained by waiving an equal amount in financial receivables referring to the intercompany current account transactions claimable from the subsidiary company R.T.I. S.p.A.;
- the equity investments in the companies Gestevision Telecinco S.A. and Publiespana S.A. were reclassified as subsidiary companies since – following the agreement signed on December 18th, 2002 with the Correo Group – during this year the direct and indirect stake increased by a further12%, thus reaching 52% after the purchase which was made through the subsidiary company Mediaset Investment S.a.r.l.

It should be noted that the difference arising by comparing the book value and the value of the portion of shareholders' equity referring to the affiliated company Publiespana S.A., equal to EUR 2,832 thousand, is due to the value attributed to the company goodwill as a consequence of the income potential recognised to the company itself.

In attachment, a list can be found where for each subsidiary and affiliated company the necessary information is provided as required by article 2427, clause 5 of the Italian Civil Code.

Investments in affiliated companies are listed below:

	31/12/2003	31/12/2002
Consorzio Aeromobili Fininvest	119	119
Gestevision Telecinco S.A.	-	72,504
Publiespana S.A.	-	24,168
Veleno S.p.A. in liquidation	1,025	999
Total	**1,144**	**97,790**

The following change took place during the year:

- a decrease totalling EUR 26 thousand was recorded in write-down of investments reserve of Veleno S.p.A. in order to adapt to the reduced losses arising from the final winding-up balance on December 19th, 2003, approved on January 22nd, 2004;
- the companies Gestevision Telecinco S.A. and Publiespana S.A. were reclassified, as already commented in the previous point.

Investments in other companies are listed below:

	% held at	31/12/2003	31/12/2002
Albacom S.p.A.	19.50%	-	118,146
Hopa S.p.A.	2.73%	96,454	96,454
Auditel S.r.l.	6.45%	2	2
Total		**96,456**	**214,602**

The following change took place during the year:

- write-down of the equity investment in Albacom S.p.A. for a total amount of EUR 118,146 thousand, including:
  - a pro-quota amount totalling EUR 32,720 thousand which was established on August 29th, 2003 by the Extraordinary Meeting. The Extraordinary Meeting decided to cover the losses recorded in the financial statements as of March 31st, 2003, and the losses recorded as of June 30th, 2003, for a total amount of EUR 167,795 thousand by reducing the share capital, in compliance with article 2446 of the Italian Civil Code;
  - an amount of EUR 85,426 thousand for the pro-quota coverage of the losses recorded in the balance sheet and income statement as of December 31st, 2003 – losses totalling EUR 313,391 thousand – which reduced to zero the value of the stake as of December 31st, 2003.

  It should also be noted that a further amount of EUR 7,280 thousand was recorded in the item *provisions for risks and charges* as a pro-quota value corresponding to the negative shareholders' equity of the company Albacom S.p.A. resulting from the balance sheet and income statement situation as of December 31st, 2003.

As already said in the financial statements as of December 31st, 2002, the value of the 2.73% stake held in HOPA S.p.A., equal to EUR 96,454 thousand, was supported at purchase by the report of an independent expert and was estimated EUR 22,774 thousand higher than the corresponding portion of the shareholders' equity stated in Hopa's consolidated financial statements at December 31st, 2002. The book value at December 31st, 2003 was maintained partly as a consequence of the positive results achieved by the company during 2003.

Receivables

Receivables from other companies

	Balance as at 31/12/2003				31/12/2002
		Due (years)			
	Total	Within 1	From 1 to 5	After 5	
Other financial receivables	458	-	458	-	503
Total	**458**	**-**	**458**	**-**	**503**

The amount of EUR 458 thousand (EUR 503 thousand at December 31st, 2002) primarily consists of advance tax payments on the employee termination indemnity equal to EUR 300 thousand.

Current assets

Receivables

Trade receivables

This item recorded a EUR 228 thousand increase over December 31st, 2002. It reflects trade receivables generated by the sale or rental of rights, mainly to Italian and foreign broadcasters and distributors. They are recorded for EUR 468 thousand (EUR 240 thousand at December

31st, 2002), equal to their face value of EUR 1,782 thousand and net of a write-down of EUR 1,314 thousand.

	Gross	ADA	Net amount	31/12/2002
Due within 1 year	1,083	(615)	468	240
Due from 1 to 5 years	699	(699)	-	-
Total	**1,782**	**(1,314)**	**468**	**240**

The allowance for doubtful accounts amounts to EUR 1,314 euro (unchanged since December 31st, 2002) and represents a reasonable estimate of losses on receivables from third parties.

Here follows the analysis of the allowance for doubtful accounts due from third parties from a tax viewpoint:

	Tax free	Taxed	Total
Balance at 31/12/2003	-	1,314	1,314
Total	-	**1,314**	**1,314**

Receivables due from subsidiary companies, affiliated companies, related companies and the parent company

This item can be broken down as follows:

	31/12/2003	31/12/2002
Due from subsidiary companies		
Trade receivables	48,867	70,762
Other receivables	27,174	32,512
(Allowance for doubtful accounts)	(2,498)	(3,539)
Total due from subsidiary companies	**73,543**	**99,735**
Due from parent company		
Trade receivables	302	210
Other receivables	480	5,490
Total due from parent company	**782**	**5,700**
Due from related companies		
Trade receivables	101	70
Other receivables	42,945	12,628
Total due from related companies	**43,046**	**12,698**
Total	**117,371**	**118,133**

The above receivables do not include any amounts due after more than one year.

Trade receivables due from subsidiary companies mainly relate to R.T.I. S.p.A., for an amount of EUR 48,781 thousand, and almost entirely regard contract for the rights library. Other receivables for EUR 27,174 thousand were also recorded, mainly relating to the management of VAT on a Group Basis for EUR 24,808 thousand and to advances on options for EUR 2,257 thousand.

Trade receivables due from the parent company Fininvest S.p.A. consist of amounts charged for services provided.

Other receivables due from the parent company Fininvest S.p.A. mainly consist of the charging back of costs which were covered by the guarantee of June 1996, expired on December 31st, 2002 and commented at the item *Commitments and risks* below.

Trade receivables due from related companies almost entirely refer to the interest-bearing loan granted to Albacom S.p.A. on February 23rd, 2003, which includes the share of interest accrued where the interest rate applied is equal to the Euribor at 12 months + 0.85%.

The allowance for doubtful accounts is equal to EUR 2,498 thousand (EUR 3,539 thousand at December 31st, 2002) and represents accumulated amounts accrued over the years in order to obtain the tax benefits available under article 71 of the Presidential Decree 917/86, with EUR 1,041 thousand being utilised, which is an amount higher that the deductible sum according to tax laws. The effects on shareholders' equity and profit for the year are described in the note on shareholders' equity.

Here follows the analysis of the allowance for doubtful accounts with Group companies from a tax viewpoint:

	Tax free	Taxed	Total
Balance at 01/01/2003	3,539	-	3,539
Provisions allocated during the year	(1,041)	-	(1,041)
Total	**2,498**	**-**	**2,498**

Other receivables

This item may be analysed as follows:

	31/12/2003	31/12/2002
Due from taxation authorities	114,573	85,774
Due to social security institutions	42	91
Due from employees	157	187
Advances to suppliers	366	3,120
Advances to consultants and freelance staff	4	12
Other receivables	3,865	2,394
Total	**119,007**	**91,578**

This item records receivables due after 12 months for an amount of EUR 62,739 thousand.

Amounts due from taxation authorities mainly comprise advance tax paid of EUR 80,015 thousand for previous years, tax credits on dividends equal to EUR 128,804 thousand, net of Corporate Tax and Regional Tax provisions, net of the advances for a total of EUR 98,350 thousand. In compliance with accounting standard no. 25 regarding income taxes, deferred tax assets and liabilities have been accounted for.

The amount specified in the table represents the balance regarding deferred tax assets recognised in respect of the timing differences arising on the amounts recorded in the financial statements and those recorded for tax purposes over the years as follows:

	31/12/2003	31/12/2002
Deferred tax liabilities:		
Gains on disposals of fixed assets	27	54
Total liabilities	**27**	**54**
Deferred tax assets:		
Entertainment costs	118	104
Maintenance	-	18
Reserve for penalties and disputes	1,207	1,716
Reserve for the depreciation of advance payments to distribution	571	791
Reserve for the depreciation of tax assets	7,116	6,794
Reserve for the depreciation of productions in progress	344	345
Reserve for the depreciation of rights paid with undefined times	1,377	1,617
Provision for copyright risks	-	17
Provision for the depreciation of finished screening rights	2,556	2,982
Reserve for the depreciation of agreements to stipulate	404	223
Allowance for doubtful accounts Mediadigit International S.a.r.l.	-	7,282
Directors' fees as yet unpaid	139	91
Allowance for doubtful accounts	434	447
Provision for other risks	-	680
Depreciation fund for stake in Mediaset Investment S.a.r.l.	31,329	43,037
Fund for contract renegotiations	-	59
Depreciation fund for stake in Veleno S.p.A.	52	78
Depreciation stake in Albacom S.p.A.	33,803	3,364
Tresury stakes depreciation	-	28
Stock option plan tresury stakes depreciation	558	503
Association contributions	7	-
Total assets	**80,015**	**70,176**

Deferred tax assets and liabilities were calculated using the tax rates in force at January 1st, 2004 This is felt to represent the tax rate that will be in force when the timing differences reverse.

The item *amounts due from taxation authorities* at December 31st, 2003 was adjusted so as to reflect the rescission of the Corporate Income Tax (IRPEG) and the introduction of the new tax (IRES) based on Law Decree no. 344 of December 12th, 2003 as well as the increase in the Regional Tax rate (IRAP) (up to 5.25% in Lombardy and 4.75% in Latium), after Mediaset S.p.A. registered in the special section of the list as per article 113 in compliance with article 106 and subsequent articles of the Law Decree of the Combined Text for the bank and credit sectors 385/1993. For this adjustment EUR 951 thousand was recorded in the income statement as charges.

The item *other receivables* mainly refers to advances on foreign exchange options.

Financial assets which are not fixed assets

Own shares

This items includes shares in Mediaset S.p.A. acquired pursuant to the resolutions of the General Meeting held on April 20th, 2000, April 9th, 2001 and April 24th, 2002 and April 16th,

2003 that established that powers be granted to the Board of Directors for purchases up to a maximum of 30,000,000 shares (2.54% of the share capital). These powers are attributed through to the approval of financial statements at December 31st, 2003 and, in any case, for a period no longer than 18 months from the date of the General Meeting resolution.

At December 31st, 2003, the value of own shares amounted to EUR 21,944 thousand (EUR 27,438 thousand at December 31st, 2002), equal to 3,064,000 shares destined for the Employee Stock Option Plan approved. No adjustment was made since the market value of these shares is higher than their book value. There are no own shares destined to operations for stabilising their stock-exchange value.

During the year, in order to stabilise the course of the share, 3,523,251 shares were purchased for an amount of EUR 26,633 thousand and 4,290,332 shares were sold for EUR 32,127 thousand. These transactions produced net revenues of EUR 1,180 thousand.

Intercompany financial receivables

These relate to current account transactions with Group companies and are analysed as follows:

	31/12/2003	31/12/2002
Epsilon Tv Production S.r.l.	4,687	-
Mediatrade S.p.A. (merged in R.T.I. S.p.A.)	-	979,200
R.T.I. S.p.A.	885,916	349,600
Total	**890,603**	**1,328,800**

The current account transactions with subsidiary companies are regulated by a contract agreed on December 18th, 1995. It states that interest shall be calculated in relation to the Euribor rate (average Euribor 1 month flat rate for interest income and average Euribor 1 month + 1% for interest charges).

Liquid funds

The balance of EUR 30,130 thousand (EUR 12,709 thousand at December 31st, 2002) includes current accounts held at major Italian banks equal to EUR 30,105 thousand (EUR 12,684 thousand at December 31st, 2002) plus cash and duty stamps totalling EUR 25 thousand (EUR 25 thousand at December 31st, 2002).

Net financial position

The net financial position of Mediaset S.p.A. at December 31st, 2003, compared to that of the previous year is as follows:

	31/12/2003	31/12/2002
Liquid funds	30,130	12,709
Financial income and securities (which are not fixed assets)	-	5,222
Net receivables from subsidiary companies	652,425	947,939
Total financial assets	**682,555**	**965,870**
Due to banks	(699,925)	(559,284)
Total financial liabilities	**(699,925)**	**(559,284)**
Net Financial Position	**(17,370)**	**406,586**

The decrease in the net financial position, equal to EUR 423,956 thousand, relates primarily to financial liabilities related to the capitalisation of Mediaset Investment S.a.r.l. and R.T.I. S.p.A. for EUR 119,600 thousand and EUR 443,309 thousand respectively and to dividends paid totalling EUR 247,413 thousand. As to financial assets they mainly derive from dividends received by subsidiary companies totalling EUR 365,796 thousand and the cash flow generated by operations. These movements are explained in greater detail in the attached cash flow statement.

Financial liabilities are included only for the purposes of reporting the net financial position of Mediaset S.p.A. at December 31st, 2003.

Prepayments and accrued income

This item includes:

	31/12/2003	31/12/2002
Accrued income		
Unrealised exchange gains		
- mark to market	4,303	6,943
- fair value	4,435	14,142
- point	529	2
Total accrued income	**9,267**	**21,087**
Prepayments		
Film proceeds	127	126
Insurance	48	49
Property rentals	4	4
Production banus	13	-
Other	2,504	1,754
Total prepayments	**2,696**	**1,933**
Total prepayments and accrued income	**11,963**	**23,020**

The item ***accrued income on foreign exchange*** mainly consists of the mark to market and fair value valorisation of the exchange rate hedging transactions on outstanding contract receivables and payables at December 31st, 2003 (accruals relating to exchange rate hedging transactions

and valorisation of transactions compared to the exchange rate at the end of the year). The balance above refers to transactions related to the subsidiary company R.T.I. S.p.A. for a total amount of EUR 9,231 thousand. The remaining amount pertains to the assessment of hedging made by third parties.

The considerable decrease recorded between the figures in the financial statements at December 31st, 2003 and at December 31st, 2002, is a consequence of the significant decrease in amounts hedged with options and assessed at fair value, due to a drop in the payables in foreign exchange.

COMMENTS ON THE MAIN SHAREHOLDERS' EQUITY AND LIABILITY ITEMS

(EUR thousands)

Shareholders' equity

Movements in shareholders' equity items are analysed in the attached table.

Comments on the main items and movements therein are set out below.

Share capital

At December 31st, 2003 share capital amounted to EUR 614,238 thousand (unchanged since December 31st, 2002), wholly subscribed and paid-up. It was made up of 1,181,227,564 ordinary shares with a par value of EUR 0.52 each. No change took place during the year.

Share premium reserve

At December 31st, 2003 the share premium reserve totalled EUR 739,744 thousand (unchanged since December 31st, 2002). No change took place during the year.

Legal reserve

At December 31st, 2003 this reserve amounted to EUR 87,237 thousand (EUR 74,304 thousand at December 31st, 2002). The increase over December 31st, 2002, equal to EUR 12,933 thousand, represents 5% of the net profit for 2002 allocated to the legal reserve in accordance with the resolution passed at the General Meeting of April 16th, 2003.

Reserve for own shares

At December 31st, 2003 the reserve for own shares was equal to the value of the company's shares owned, accounted for in the suitable item ***financial assets which are not fixed assets***, in line with article 2357 of the Italian Civil Code. The reserve at December 31st, 2003, amounted to EUR 21,944 thousand (EUR 27,438 thousand at December 31st, 2002), equal to 3,064,000 shares. During the year, 3,523,251 and 4,290,332 own shares were purchased and sold respectively.

Other reserves

These reserves amount to EUR 107,126 thousand (EUR 103,337 thousand at December 31st, 2002); the increase over the previous year, equal to EUR 3,789 thousand, is the result of the following:

- withdrawal from the extraordinary reserve of EUR 1,705 thousand in accordance with the resolution of the General Meeting of April 16th, 2003, to be paid as dividends, thus supplementing the profit for the year;
- transfer from the extraordinary reserve of EUR 5,494 thousand to a specific own share reserve.

As mentioned earlier in the notes to the single items, the financial statements for this year and the previous years contain adjustments in value and provisions made exclusively for tax purposes, as permitted by current law.

This accounting practice has increased shareholders' equity by EUR 12,570 thousand and increased net profit for the year by EUR 13,810 thousand.

The tax effect taken into consideration for the determination of these effects was calculated based on the current theoretical tax rate.

Description	Shareholders' equity at 31/12/2003	Profit for the year
	higher (lower)	
Amortisation of rights in effect	23,014	21,130
Integrative amortisation of tangible fixed assets	(133)	(66)
Utilization of allowance for doubtful accounts	(2,498)	1,041
Total effect of value adjustments	**20,383**	**22,105**
Theoretical tax effect	(7,813)	(8,295)
Net effect on shareholders' equity and profit for the year	**12,570**	**13,810**

Retained earnings

At December 31st, 2003 retained earnings amounted to EUR 230 thousand (EUR 230 thousand at December 31st, 2002). No change took place during the year.

Net profit for the year

Net profit for the year amounted to EUR 175,097,204.06 (EUR 258,641,417.33 at December 31st, 2002).

Provisions for risks and charges

These provisions and their movements may be analysed as follows:

	1/1/2003	Provisions	Utilised	31/12/2003
1. Provision for pension benefits and similar obligations	51	-	(22)	29
Total	**51**	**-**	**(22)**	**29**
3. Other provisions:				
Provision for future risks (penalties & disputes)	4,487	130	(1,457)	3,160
Provision for wage settlement	173	-	(173)	-
Provisions for other risks and charges	2,000	14,928	(2,000)	14,928
Total	**6,660**	**15,058**	**(3,630)**	**18,088**
Total	**6,711**	**15,058**	**(3,652)**	**18,117**

The decrease in the provisions for retirement benefits and similar obligations is attributable to the finalisation of a contract for an internal staff social security fund with the subsequent partial utilisation of available liquidity.

The item *provisions for future risks* decreased by EUR 1,327 thousand since potential sanctions to be paid for more than allowed television broadcast were no longer viable.

Provisions for other risks and charges increased by EUR 14,928 thousand consisting of provisions for EUR 7,280 thousand in order to cover the pro-quota result of the negative shareholders' equity of Albacom S.p.A. at December 31st, 2003 and provisions for EUR 7,648 thousand in order to cover the possible charges deriving from the financial commitment of the company with the employees who entered the Employee Stock Option Plan decided by the Employee Stock Option Plan Committee as a result of the resolution of the General Meeting held on April 16th, 2003.

This amount was established – according to the generally accepted approach to the valuation of Employee Stock Option Plans – as the difference between the stock-exchange value of Mediaset shares at December 31st, 2003, and the share price for the year. The same valuation – made according to the fair market value, instead of the stock-exchange value, which according to quantitative revision models (*Black-Scholes* method) represents the likely share value when the rights connected with the above allocation will be exercised – would have meant a negative difference totalling EUR 9,399 thousand.

As to the previous Employee Stock Option Plan for the year 2002 totalling 2,626,000 ordinary shares, no provisions for risks were allocated since they were considered unnecessary given the hedging operations performed on this plan. It should also be noted that the market value at December 31st, 2003 was lower than the allocation value.

Provisions for other risks and charges also recorded a decrease equal to EUR 2,000 thousand mainly attributable to the utilisation of the provisions made in the previous year for expenses arising from the amount needed to spur the departure of employees.

As for the notices of assessment for the years 1995 and 1996, referring to the purchase of television rights in the years 1994 and 1995, it should be noted that the dispute was concluded and the Company started the tax amnesty procedures as per Law 298/2002, as already said in the 2003 half-year report.

As to the notices of assessment for the years 1994 and e 1995, concerning the application of the tax benefits as per article 3 of Law Decree no. 357 of June 10th, 1994 converted into Law no. 489 of August 8th, 1994, the so-called *"Tremonti" tax benefit law*, for the fiscal years 1994 and 1995, as already said in the financial statements at December 31st, 2002, it should be noted that Mediaset S.p.A. decided to refer to tax amnesty procedures in the year 2003 in compliance with Law no. 298/2002, prolonged by Law Decree n. 143 of June 24th, 2003, with reference to the notices of assessment for the year 1995. Though convinced that the tax deductions were applied in the full respect of the law and that the company would be winning at Court, Mediaset S.p.A decided to take advantage of these procedures which are an opportunity offered to all tax payers and that make it possible to immediately and definitively eliminate the uncertainties that are inevitably linked to disputes on such complicated matters. Furthermore, the Company decided to start these tax amnesty procedures after being urged to do so by the parent company Fininvest S.p.A. that will cover the charges deriving from the guarantee dated June 6th, 1996 and the subsequent acknowledgement act of December 19th, 2002. The parent company itself had previously communicated to Mediaset S.p.A. that the decision not to refer to tax amnesty procedures would have generated – should the company not win at Court – a limit to its unconditioned obligation arising from the above guarantee corresponding to the charges imposed by the tax amnesty procedures. The charges deriving from these procedures, totalling EUR 13,441 thousand, were covered by the Fininvest guarantee of June 6th, 1996.

It should be noted that on November 12th, 2003, following the renegotiation of the agreement between ICE Finance B.V. and the Mediaset Group, as explained in greater detail in ***memorandum accounts***, the companies of the Planeta Group definitively gave up their demands and legal action started in November 2001 against Mediaset S.p.A., Mediaset Investment S.a.r.l., Gestevision Telecinco S.A. and Publiespana S.A., as was specified in the 2002 financial statements. This dispute is therefore definitively over.

Employee termination indemnity

Changes in the provision during the year were as follows:

Balance at 1/1/2003	**4,199**
Amount accrued and charged to income statement	886
Reserve transferred from subsidiary, affiliated and related companies	162
Advances paid during the year	(80)
Indemnities paid during the year	(454)
Mediafond	(64)
Substitute tax 11%	(14)
Provision transferred to subsidiary, affiliated and related companies	(239)
Balance at 31/12/2003	**4,396**

Payables

Our notes of the make-up of payables and changes during the year are set out below:

Due to banks

Amounts due to banks may be analysed as follows:

	Balance at 31/12/2003				Balance at
		Due (years)			
	Total	Within 1	1 to 5	After 5	31/12/2002
Overdraft	925	925	-	-	9,384
Lines of credit	699,000	399,000	300,000	-	549,900
Total	**699,925**	**399,925**	**300,000**	**-**	**559,284**

During the year 2003 the Company signed more agreements for lines of credit with leading banks that, added to the already existing lines of credit, totalled EUR 699,000 thousand. More specifically, a five-year financing agreement with a pool of leading Italian banks signed at the end of 2002 for a total amount of EUR 300,000 thousand is still continuing.

This agreement includes a control over the following financial covenants:

3) Net financial position/EBITDA lower than 2, to be checked every 6 months based on the consolidated Mediaset figures.

4) EBITDA/net financial charges not lower than 10, to be checked every 6 months based on the consolidated Mediaset figures.

So far these conditions have been met.

It should also be noted that the above medium-term financing agreement is supported by an agreement to hedge foreign exchange rate risks.

Trade accounts

This item may be analysed as follows:

	31/12/2003	31/12/2002
Trade accounts	8,902	13,839
Professionals	940	1,223
Contractual liabilities for purchase of rights	2,476	3,699
Total	**12,318**	**18,761**

Due to subsidiary, affiliated, related companies and the parent company

This item may be analysed as follows:

Due to subsidiary companies	31/12/2003	31/12/2002
Trade payables	358	263
Other payables	24,591	25,940
Total	**24,949**	**26,203**

Other payables due to subsidiary companies mainly comprise VAT payables paid by the subsidiary companies to Mediaset S.p.A. as part of the groupwide VAT management (mainly referring to the subsidiary companies R.T.I. S.p.A. and Publitalia '80 S.p.A.), as well as advances received as premium for the sale of options carried out on behalf of the subsidiary company R.T.I. S.p.A. to hedge foreign exchange rate risks.

Due to affiliated companies	31/12/2003	31/12/2002
Trade payables	425	136
Total	**425**	**136**

Due to associated companies	31/12/2003	31/12/2002
Trade payables	607	5,650
Other payables	-	4
Total	**607**	**5,654**

The sharp decrease in *trade payables* is connected with the payment of the outstanding residual payables at December 31st, 2002 referring to the purchase of a building of the affiliated company Mediolanum Vita S.p.A., which was previously commented.

Due to parent company	31/12/2003	31/12/2002
Trade payables	198	81
Other payables	-	517
Total	**198**	**598**

The decrease in this item compared to December 31st, 2002 is due to *other payables due to the parent company* attributable to reverses by Fininvest S.p.A. of amounts which were initially charged to the parent company in compliance with the guarantee granted on June 16th, 1996 and which later on, based on a joint recognition act signed on December 19th, 2002 with Fininvest S.p.A., proved to be not due since they were not covered by the guarantee.

Trade payables consist of amounts charged for services provided to the parent company Fininvest S.p.A.

Due to taxation authorities

This item may be analysed as follows:

	31/12/2003	31/12/2002
Due to taxation authorities for:		
Withholding tax on employees' wages and salaries	1,203	659
Withholding tax on freelance staff fees	65	45
VAT Group month of December	1,050	-
Revenue for VAT	944	-
Other	22	47
Total	**3,284**	**751**

Income tax for the year has a nil balance as the payments on accounts and especially tax credits on dividends exceed the liability of the year.

The considerable increase in this item is mainly due to *groupwide VAT.*

Tax payables are entirely due within 12 months.

Due to social security institutions

This item consists of amounts payable to social security institutions for employee and employer contributions on December wages and salaries. At December 31st, 2003, it amounted to EUR 834 thousand (EUR 619 thousand at December 31st, 2002).

The balance may be analysed as follows:

	31/12/2003	31/12/2002
Inps	417	64
Inail	3	2
Enpals	286	277
Inpgi	35	213
Fasi/Fasdac	3	1
Previndai/Fpdac	85	58
Casagit	5	4
Total	**834**	**619**

Other sums payable

This item may be analysed as follows:

	31/12/2003	31/12/2002
Due to employees for wages and salaries, accrued holiday pay and expenses	1,523	1,247
Due to insurance companies	67	89
Due to Directors	406	244
Due to Statutory Auditors	221	221
Advances on options	3,708	2,979
Advances on Equity Swap	3,850	-
Due to shareholders for dividends	84	82
Other	805	551
Total	**10,664**	**5,413**

This item recorded an increase totalling EUR 5,251 thousand mainly due to *advances on equity swaps* referring to the premium received by Mediaset S.p.A. as a result of the predicted discrepancy between losses and profits arising from the Total Return Swap agreement, as mentioned in the section of *memorandum accounts* and *advances on options* referring to the hedging of foreign exchange rate risks and of the Employee Stock Option Plan for the year 2002, which include EUR 4,779 thousand due after more than 12 months.

Intercompany financial payables

This item refers to current account transactions with subsidiary companies. It is analysed as follows:

	31/12/2003	31/12/2002
Elettronica Industriale S.p.A.	44,530	23,922
Epsilon Tv Production S.r.l.	-	337
Promoservice Italia S.r.l.	1,509	838
Publitalia '80 S.p.A.	173,299	343,754
Videotime S.p.A.	18,840	12,010
Total	**238,178**	**380,861**

These payables are subject to the interest rates already described in the section *intercompany financial receivables*.

Accruals and deferred income

	31/12/2003	31/12/2002
Accruals		
Forex:		
- mark to market	4,185	8,414
- fair value	4,402	11,938
- point	521	2
Altri ratei passivi	1,575	1,130
Total accruals	**10,683**	**21,484**
Deferred income		
Long-term rentals	4,654	6,364
Altri risconti passivi	66	255
Total deferred income	**4,720**	**6,619**
Total accruals and deferred income	**15,403**	**28,103**

Accruals on forex transactions relate to the valuation at fair market and mark to market value using the hedging contracts existing on December 31st, 2003 signed with third parties for a total amount of EUR 9,074 thousand; the remaining part refers to hedging contracts with the subsidiary company R.T.I. S.p.A.

As for the amounts specified for this item in the asset section of these financial statements, the amounts at December 31st, 2003 were lower than those of the previous year since the amounts hedged with options at fair value were significantly reduced.

Deferred income mainly refers to *long-term rentals*. These decreased by EUR 2,524 thousand for the portion pertaining to the year 2003 in relation to contracts outstanding in 2002 and increased by EUR 814 thousand for the portion pertaining to future year income under contracts agreed in 2003.

COMMENTS TO THE MEMORANDUM ACCOUNTS

(EUR thousands)

Guarantees, endorsements and sureties

Guarantees given

These include guarantees totalling EUR 93,882 thousand (EUR 38,983 thousand at December 31st, 2002), of which EUR 92,943 thousand given in favour of subsidiary companies and related companies and EUR 939 thousand given in favour of third parties. The most significant items in favour of subsidiary companies are non-bank guarantees granted to the VAT Office based in Milan for the subsidiary company R.T.I. S.p.A. for a surplus in VAT receivables totalling EUR 22,734 thousand and bank guarantees, including the one granted to UEFA for an amount of EUR 13,707 thousand, again in favour of R.T.I. S.p.A.

Among the guarantees given in favour of subsidiary companies, we count also the loan granted by Banca Nazionale del Lavoro to the company Albacom S.p.A. totalling EUR 48,750 thousand.

Commitments and risks

Potential liabilities counter-guaranteed by the parent company Fininvest S.p.A.

As stated in financial statements at December 31st, 2002, it should be noted that the guarantee issued on June 6th, 1996, by Fininvest S.p.A. in favour of Mediaset S.p.A. and its subsidiary companies, in connection with the public offering for the sale and subscription of shares in Mediaset S.p.A., expired on December 31st, 2002.

On December 19th, 2002 a joint recognition act was signed with the parent company in which Fininvest S.p.A. committed to grant a guarantee in favour of Mediaset S.p.A. and its subsidiary companies beyond expiration date, until no more consequences will be felt on the balance sheet and income statement due to the events covered by the guarantee by December 31st, 2002, and notified to Fininvest S.p.A. by January 31st, 2003. It was also established that, with reference to the potential liabilities due to taxes and penalties arising from events covered by the guarantee, also the losses will be hedged deriving from subjective or objective extensions, should any arise after December 31st, 2002.

The following events were covered by the guarantee in 2003:

- with regard to the expenses that have already been verified and recorded in the 2003 financial statements, Mediaset S.p.A. requested Fininvest S.p.A. to receive compensation for expenses totalling EUR 680 thousand.

Contingencies

This item amounts to EUR 1,232,949 thousand (EUR 1,056,477 thousand at December 31st, 2002) and regards transactions on foreign currencies for the hedging of exchange rate risks for EUR 859,110 thousand and commitments referring to the signature of equity swap agreements for EUR 335,500 euro.

This item includes the maximum financial risk, equal to EUR 113,000 thousand at December 31st 2003, connected to financial derivatives subscribed in December 2003 between Mediaset and a leading Italian bank. Through these financial instruments, , Mediaset S.p.A. will be enabled to take part by December 31st , 2006 in new industrial projects with high growth potential in companies which are not listed at the Stock-Exchange and that are operational in the Italian media sector, more specifically in digital terrestrial television. This will be possible without investing capital, with a view to diversifying operations in sectors consistent with the activity of the Group.

These operations, finalised according to the usual agreement standards defined in ISDA 2002 Master Agreement, include an obligation for Mediaset S.p.A. to pay - or a right to receive either 100% of the negative difference or 75% of the positive difference achieved compared to the reference price established at EUR 113,000 – plus interest – following the 100% disposal of the companies identified. Should this disposal not occur within December 31st, 2006, a public auction will be organised.

Considering the expected difference between losses and profits arising from these financial operations, in 2003 Mediaset S.p.A. received a premium totalling EUR 3,850 thousand, which was recorded at December 31st, 2003, in the item *other payables*.

It should be noted that to date the maximum risk for Mediaset S.p.A. on these financial instruments went down to EUR 78,000 thousand.

The valuation at December 31st, 2003, of these financial instruments - obtained by comparing the *reference price* and the value obtained by considering the market price within recent operations on the capital of the companies concerned and the market value of the transactions previously performed in comparable activities - was such that no adjustment of value was needed for Mediaset S.p.A. at December 31st, 2003.

The residual value of the equity swap agreements signed refers to commitments for the purchase of stakes totalling EUR 222,500 thousand pertaining to a 10% stake in Gestevision Telecinco S.A. and Publiespana S.A. held by ICE Finance B.V. corresponding to the put option right granted by Mediaset S.p.A. that can be exercised by ICE Finance B.V. by December 31st, 2005, a date which may even be postponed until December 31st, 2007. This right may not be exercised by ICE Finance B.V., if Telecinco were to be listed at the Stock-Exchange before those dates.

The price equal to EUR 222,500 thousand – plus interest accrued at the date when the option is exercised – was established in November 2003 in the framework of the revision of the agreements already signed between Mediaset S.p.A. and ICE Finance B.V. on October 15th, 2002. These agreements established a price to be paid for this put option right to ICE Finance B.V. equal to the higher amount between the market value assessed by an independent expert and EUR 200,000 thousand, plus interest.

In the framework of the renegotiation of such agreements, ICE Finance B.V. also granted Mediaset S.p.A. a call option right of these stakes for an amount of EUR 222,500 thousand, plus interest.

This amount (EUR 222,500 thousand) corresponds to the reference price (notional amount) established in the Total Return Swap agreement signed in November 2003 between Mediaset S.p.A. and a leading international bank. This agreement, finalised according to the usual standards defined in *ISDA 2002 Master Agreement*, will enable Mediaset S.p.A. to record profits

or, in case, charges according to the change in market value of the 10% share in Gestevision Telecinco S.A. and Publiespana S.A. held by ICE Finance B.V. In the event of disposal of this stake by ICE Finance B.V. by December 15th, 2004, this agreement establishes an obligation or a right for Mediaset S.p.A. to pay or receive a negative or positive difference – that will be calculated at the disposal transaction – compared to the reference price of EUR 222.500 thousand – plus interest and minus dividends. At December 31st, 2003, this difference for Mediaset S.p.A. was positive. This difference was calculated assuming as best approximation of the market value of Telecinco, the one currently recognised based on the current and predicable performance of the Group and on the usual valuation criteria adopted for comparable listed companies.

In compliance with international practice, the derivative agreements existing at December 31st, 2003 – independently of the commitment they presume – also include those derivative agreements that are only allocating options.

Mediaset S.p.A. directly co-operates with institutional partners to hedge foreign exchange risks for itself and its subsidiary companies.

The structure of the Mediaset Group shows how central commercial television operations are; this means that the Groups needs to count on major international producers of films / sports events in order to purchase television rights (which are frequently stated in foreign currencies such as USD and CHF) and thus it is exposed to market risks arising from variations in exchange rates.

Financial agreements are instruments used to reduce such risks, as explained below.

In the Mediaset Group, cash operations are substantially concentrated in Mediaset S.p.A. that works both in the Italian and foreign markets.

The Board of Directors of Mediaset S.p.A. provided the guidelines on the financial operations that require a definition by the Financial Division of the maximum exchange rate and interest rate risks that the company can take on and a list of the features of the players which can be considered as viable partners.

Commitment for the purchase of financial fixed assets

This item had a nil balance. The decrease of EUR 276,000 thousand is due to the commitment taken in the framework of the agreement signed on December 18th, 2002 with the Correo Group. The object of this agreement was the purchase of a 12% share in the capital of Publiespana S.A. and Gestevision Telecinco S.A., which occurred in the first half year of 2003 through the subsidiary company Mediaset Investment S.a.r.l. and was made possible after the new Spanish Law on media came into force on January 1st, 2003 and was finalised through the authorisation given by the European anti-trust commission.

The remaining decrease of EUR 200,000 thousand, as a result of the renegotiation of the commitment taken in the past year for the purchase of a 10% capital share in Publiespana S.A. and Gestevision Telecinco S.A. with the company ICE Finance BV., has been previously commented.

More information

As already said at December 31st, 2002, within the agreement signed on December 6th, 2002 between Mediaset S.p.A. and Fingruppo Holding S.p.A., Mediaset holds – for an amount of EUR

40,000 – an option for the unconditioned sale to Fingruppo of a 2.73% stake, corresponding to 37,289,973 shares, held in HOPA S.p.A. for an amount of EUR 1.33 and 1.44 per share respectively. This value can be subject to variations according to the year period and, in any case, this option cannot be exercised after January 2008.

Mediaset also holds an irrevocable and unconditioned right for the purchase of 37,724,240 ordinary shares of Telecom Italia S.p.A. at a price established at 3.6051 euro per share. Compared to that said in the past financial statements, the figures provided have changed as a consequence of the merger by incorporation between Olivetti S.p.A. and Telecom Italia S.p.A., which occurred on July 29th, 2003 and came into force on August 4th, 2003. This option can be exercised until December 2007 and it refers to the right acquired within these agreements by Holinvest S.p.A., a subsidiary company of HOPA S.p.A.

It should also be noted that the agreement to hedge the interest rate changes referring to medium-term loans- already commented in the item *payables due to banks* – commits Mediaset S.p.A. to pay amounts at pre-established dates that are calculated on the difference between the variable rate of the loan and the fixed rated established by the scheduling of the hedging agreement.

COMMENTS ON THE MAIN INCOME STATEMENT ITEMS

(EUR thousands)

Value of production

Revenues from sales and services

Following the process of reorganisation of the area *Commercial Television – Italy* since January 1st, 2003, the company Mediatrade S.p.A. merged by incorporation with its parent company R.T.I. S.p.A.. In the year under investigation, Mediaset S.p.A. signed a one-year agreement with the subsidiary company R.T.I. S.p.A. in view of renting its rights library for an amount of EUR 150,000 thousand (EUR 220,000 thousand was in 2002 the amount of the agreement signed with Mediatrade S.p.A.). The decrease is due to the fact the Mediaset S.p.A.'s library is no longer developed and its qualitative and quantitative composition was further reduced during 2003.

Revenues are analysed in greater detail in the following table:

	2003	2002
Revenues from parent company	4	12
Revenues from subsidiary company	153,542	224,175
Revenues from associated companies	96	86
Revenues from third parties	2,875	2,910
Total revenues from sales and services	**156,517**	**227,183**

The main types of revenues are as follows:

	2003	2002
Revenues from television activities	152,543	223,422
Fees, commissions and royalties	1,092	636
Other revenues	2,882	3,125
Total revenues	**156,517**	**227,183**

Other revenues and income

This item may be analysed as follows:

	2003	2002
Other revenues:		
Seconded personnel	62	62
Costs recovered	178	195
Other	13	-
Other income:		
Gains on disposal of fixed assets	3	258
Capital gain from liquidation of investments	5,972	-
Out-of-period income	4,830	4,426
Received rentals	317	-
Utilization of accrued holidays fund and related contributions	2	91
Use of reserve for complementary pension funds	16	-
Other	658	452
Total	**12,051**	**5,484**

The increase totalling EUR 6,567 thousand is mainly attributable to the surplus value arising from the winding-up of the subsidiary company Mediadigit International S.a.r.l. for an amount of EUR 5,972 thousand.

The item *out-of-period income* almost entirely consists of the surplus amount of the provisions made in previous years in order to directly adjust the value of rights that – though exhausted – still had a useful residual life and to face penalties for television broadcasts going beyond that allowed, but not actually due. It also consists of the utilisation of the allowance for doubtful debt for EUR 1,041 thousand, which was the portion exceeding the fiscally deductible limit.

Cost of production

Services

This item may be analysed as follows:

	2003	2002
Maintenance costs	197	36
Utilities and logistics	431	419
Advertising, public relations and hospitality	2,428	1,431
Transport and storage	168	158
Consultants' fees and external staff	5,612	6,940
Directors' emoluments	1,470	1,134
Statutory auditors' emoluments	221	221
Personnel expenses	469	471
Commissions on guarantees	36	24
Bank charges and commissions	1,415	945
Insurance costs	360	341
Sales commissions	73	52
Travel and expense accounts	595	496
Operation of Board of Directors and Statutory Auditors	2,063	1,643
Other services	805	784
Total	**16,343**	**15,095**

Leasing and rental

This item is made up as follows:

	2003	2002
Rentals and leases	5,438	4,823
Royalties	4,650	4,651
Total	**10,088**	**9,474**

Personnel expenses

The following table compares the number of employees at the end of 2002 and at December 31st, 2003:

	Employees at 31/12/2002	Employees at 31/12/2003	Year average
Managers	39	37	38
Middle managers	37	33	35
Office staff	140	142	136
Journalists	4	4	4
Total	**220**	**216**	**213**

Personnel expenses include wages and salaries, social security contributions and provisions for employee termination indemnity. This totalled EUR 20,305 thousand in 2003 (EUR 18,447 thousand at December 31st, 2002) and are detailed in the income statement.

The increase in these expenses is attributable both to remuneration policies and higher social security contribution due to the incorporation of INPDAI (the Social Security Institute for Italian Industrial Executives) into INPS (the Social Security Institute) as well as the amounts paid to spur the departure of employees.

Amortisation, depreciation and write-downs

This item includes the amortisation of intangible and tangible fixed assets, as well as the amortisation and write-downs of intangible fixed assets.

Amortisation and depreciation amounted to EUR 99,806 thousand, including EUR 99,245 thousand on intangible assets, with a decrease of EUR 54,830 thousand over the previous year.

Depreciation of tangible fixed assets amounted to EUR 561 thousand (EUR 541 thousand in 2002), including EUR 66 thousand as the portion of complementary amortisation and depreciation.

The item *other write-downs of fixed assets* amounted to EUR 1,337 thousand and consists of the depreciation of the value of the residual agreements to be finalised that will not be signed and the provisions for the adjustment of start ups.

Provisions for risks

This item, equal to EUR 130 thousand (EUR 2,346 thousand in 2002), refers to provisions for disputes and litigation underway.

Sundry operating costs

This item may be analysed as follows:

	2003	2002
Capital losses and out-of-period expenses:		
Loss on disposal of tangible assets	15	26
Loss on cancellation of rights	-	235
Out-of-period expenses	25	73
Total	**40**	**334**
Other charges:		
Taxes other than on income	1,002	63
Co-producer fees	62	44
Perizie e certificazioni	176	26
Membership fees	438	320
Donations	1,193	309
Other operating costs	467	396
Total	**3,338**	**1,158**

The increase in the item is attributable to higher donations paid to third parties during the year and to the item *taxes - non income* mainly consisting of non-deductible VAT amounts due to the pro-rata in compliance with article 19 of the Presidential Decree 633/72.

Financial income and charges

Income from investments in subsidiary and affiliated companies

This item comprises dividends received from subsidiary and affiliated companies totalling EUR 236,026 thousand, related tax credits of EUR 128,804 thousand and tax credit reimbursement, as detailed in the table.

	2003	2002
Dividends from subsidiary companies:		
International Media Services Ltd.	-	17,900
R.T.I. S.p.A.	168,984	138,458
Publiespana S.A.	2,693	-
Gestevision Telecinco S.A.	4,349	-
Publitalia 80 S.p.A	60,000	100,000
Tax Credit Malta from IMS	966	-
Tax credits on dividends	128,804	134,133
Total	**365,796**	**390,491**
Dividends from affiliated companies:		
Gestevision Telecinco S.A.	-	4,315
Publiespana S.A.	-	8,135
Total	**-**	**12,450**
Total	**365,796**	**402,941**

Other financial income

This item may be analysed as follows:

	2003	2002
Income included in fixed assets:		
Other receivables	9	11
Total	**9**	**11**
Interest income from banks	475	862
Income on own share trading	1,194	1,775
Income on call and put options	153	1,711
Profit from Equity Swap operations	7,087	-
Interest income on financial receivables not included in fixed assets due from:		
Subsidiary companies	41,314	47,677
Associated companies	745	61
Other income	8	338
Total	**50,976**	**52,424**
Total	**50,985**	**52,435**

Income on share trading aims at stabilising the market value of own shares.

The item *income on equity swap operations* includes the reference value of financial transactions based on financial instruments on shares of companies in the media industry. In exchange for the rights in the Total Return Swap agreement, as already explained in the section *Commitments and risks*, premiums were received totalling EUR 7,000 thousand. These strictly financial transactions enable our company – without investing or engaging capital – to take part in new industrial projects with high growth potential both in Italy and Spain, thus diversifying the allocation of financial investments to areas which are consistent with the core activity of our company.

An analysis of financial income for each individual company is provided in the tables included in the Report on Operations.

Interest and financial charges

This item may be analysed as follows:

	2003	2002
Bank overdraft interest	4	2
Interests on short-term loans due to banks	7,009	17,070
Interests on medium/long-term loans due to banks	9,468	948
Interest payable to subsidiary companies	8,258	10,810
Loss on the valuation of own shares	-	2,002
Other financial charges	8,605	1,739
Total	**33,344**	**32,571**

Other financial charges mainly consist of provisions for likely charges connected to the future financial commitment taken on by the company in view of the Employee Stock Option Plan for 2003.

Foreign exchange gains and losses

The gain of EUR 418 thousand (gain of EUR 333 thousand in 2002), consisting of *exchange gains* for EUR 109,472 thousand (including EUR 99,919 thousand of realised gains) and *exchange losses* for EUR 109,053 thousand (including EUR 99,852 thousand of realised losses), is essentially the result of exchange rate hedging transactions.

Revaluations

This is a new item totalling EUR 26 thousand. It is attributable to the adjustment of the provisions for the write-down of Veleno S.p.A. to the lower losses recorded in the final balance of the winding-up at December 19th, 2003, approved on January 22nd, 2004.

Write-downs

The loss on the valuation of shareholdings, equal to EUR 125,426 thousand (EUR 51,371 thousand in 2002), reflects the adjustment of the value of the stake in the company Albacom S.p.A., as previously commented.

Extraordinary income and charges

The item amounts to minus EUR 888 thousand (minus EUR 644 thousand in 2002). It includes

extraordinary charged regarding taxes referring to previous years equal to EUR 691 thousand, out-of-period expenses for EUR 499 thousand as well as extraordinary income for out-of-period income for EUR 302 thousand.

Income taxes for the year

These amount to EUR 99,187 thousand (EUR 143,346 thousand at December 31st, 2002) and include Corporate Income Tax (IRPEG) for EUR 106,347 thousand and Regional Income Tax (IRAP) for EUR 2,706 thousand. The total has been adjusted in respect of deferred tax assets and liabilities arising during the year totalling EUR 32,395 thousand, partially compensated by utilisations for EUR 22,529 thousand. The introduction of a new tax (IRES) with a 33% rate and the increase in the Regional Income Tax rate (up to 5.25% in Lombardy and 4.75% in Latium) have produced an increased utilisation of deferred tax assets and liabilities, in the items created before this year, totalling EUR 951 thousand.

for the Board of Directors

the Chairman

ATTACHMENTS

These attachments supplement the notes to the financial statements of which they form an integral part. They include the following information:

- analysis of changes in shareholders' equity for the years ended December 31st, 2003 and 2002;
- analysis of changes in intangible assets for the year ended December 31st, 2003;
- analysis of changes in tangible assets for the year ended December 31st, 2003;
- analysis of changes in financial assets for the year ended December 31st, 2003;
- cash flow statement for the years ended December 31st, 2003 and December 31st, 2002;
- list of investments in subsidiary and affiliated companies as of December 31st, 2003 (art. 2427 clause 5 of the Italian Civil Code);
- Reclassified income statement according to the guidelines provided by Consob (communication no. 94001437 dated February 2nd, 1994).

Analysis of changes in shareholders' equity for the years ended December 31st, 2003 and 2002

(EUR thousands)

	Share capital	Share premium reserve	Revaluation reserves	Legal reserve	Reserve for company's own shares	Statutory reserves	Other reserves	Retained earnings (losses)	Profit (loss) for the year	Total shareholders' equity
Balance at 1/1/2002	**614,238**	**739,744**	**-**	**61,167**	**12,084**	**-**	**116,911**	**230**	**262,740**	**1,807,114**
Allocation of 2001 net profit as per GM resolution of 24/04/2002	-	-	-	13,137		-	1,780		(262,740)	(247,823)
Other changes: Utilisation of extraordinary reserve for purchase/sale of own shares	-	-	-	-	15,354	-	(15,354)	-	-	-
Profit (loss) for the year	-	-	-	-	-	-	-	-	258,642	258,642
Balance at 31/12/2002	**614,238**	**739,744**	**-**	**74,304**	**27,438**	**-**	**103,337**	**230**	**258,642**	**1,817,933**
Allocation of 2002 net profit as per GM resolution of 16/04/2003	-	-	-	12,933		-	(1,705)		(258,641)	(247,413)
Other changes: Utilisation of extraordinary reserves for purchase/sale of own shares	-	-	-	-	(5,494)	-	5,494	-	-	-
Profit (loss) for the year	-	-	-	-	-	-	-	-	175,097	175,097
Balance at 31/12/2003	**614,238**	**739,744**	**-**	**87,237**	**21,944**	**-**	**107,126**	**230**	**175,098**	**1,745,617**

Analysis of changes in intangible assets for the year ended December 31st, 2003

(EUR thousands)

Intangible assets	Opening balance					Changes during the year						Closing balance				
	Original cost	Revaluat.	(Write-downs) Write-backs	Accumulated amortisation	Balance at 1/1/2003	Acquisitions	Net reclassif. (*)	Net disposals (**)	Amortis.	(Write-downs) Write-backs	Revaluat.	Original cost	Revaluat.	(Write-downs) Write-backs	Accumulated amortisation	Balance at 31/12/2003
Start-up and expansion costs	49,428	-	-	(49,411)	17	-	-	-	(15)	-	-	49,428	-	-	(49,426)	2
Patents and intellectual property rights	4,450		-	(4,002)	448	873	1,019	-	(949)	-	-	6,342	-	-	(4,951)	1,391
Conc., licences, trademarks & sim. Rights	2,144,503	-	(12,070)	(1,870,804)	261,629	261	-	(2,059)	(98,274)	1,779	-	2,142,682	-	(10,291)	(1,969,100)	163,291
Goodwill	41,441	-	-	(41,441)	-	-	-	-	-	-	-	41,441	-	-	(41,441)	-
Intangible assets in progress & advances	23,669	-	(21,313)	-	2,356	205	(1,019)	(576)	-	(761)	-	22,279	-	(22,074)	-	205
Other intangible assets	1,225	-	-	(1,213)	12	-	-	-	(7)	-	-	1,225	-	-	(1,220)	5
Totale	**2,264,716**	-	**(33,383)**	**(1,966,871)**	**264,462**	**1,339**	-	**(2,635)**	**(99,245)**	**1,018**	-	**2,263,397**	-	**(32,365)**	**(2,066,138)**	**164,893**
(*) Of which:																
Cost							1,019									
Amortisation							-									
							1,019									
(**) Of wich:																
Cost								2,658								
Revaluations								-								
Write-downs								-								
Ordinary amortisation								(23)								
Accelerated amortisation								-								
								2,635								

Analysis of changes in tangible assets for the year ended December 31st, 2003

(EUR thousands)

Tangible assets	Opening balance					Changes during the year						Closing balance				
	Original cost	Revaluat.	(Write-downs) Write-backs	Accumulated depreciation	Balance at 1/1/2003	Acquisitions	Net reclassif.	Net disposals	Depreciat.	(Write-downs) Write-backs	Revaluat.	Original cost	Revaluat.	(Write-downs) Write-backs	Accumulated depreciation	Balance at 31/12/2003
				(*)			(**)	(*) (***)	(*)						(*)	
Land and buildings	-	-	-	-	-	-	4,900	-	(135)	-	-	4,900	-	-	(135)	4,765
Plant and machinery	599	-	-	(503)	96	56	-	-	(60)	-	-	655	-	-	(563)	92
Other tangible assets	4,592	-	-	(3,627)	965	187	-	(15)	(366)	-	-	4,233	-	-	(3,462)	771
Assets under construction/payments on accoun	4,900	-	-	-	4,900	-	(4,900)	-	-	-	-	-	-	-	-	-
Total	**10,091**	-	-	**(4,130)**	**5,961**	**243**	-	**(15)**	**(561)**	-	-	**9,788**	-	-	**(4,160)**	**5,628**
(*) Of which accelerated				67				-	66						133	
(**) Of which:																
Cost							4,900									
Depreciation							-									
							4,900									
(***) Of which:																
Cost								546								
Revaluations								-								
Write-downs								-								
Ordinary depreciation								(531)								
Accelerated depreciation								-								
								15								

Analysis of changes in financial assets for the year ended December 31st, 2003

(EUR thousands)

	Opening Balance				Changes during the year						Closing balance	
	Original cost	Revaluations	(Write-downs) Write-backs	Balance at 1/1/2003	Increases	Reclassific.	Decreases	Revaluations	(Write-downs) Write-backs	Valuation under equity method	Balance at 31/12/2003	of which: revaluations
Investments in												
Subsidiary companies	669,994	-	-	669,994	562,908	96,672	(14,727)	-	-	-	1,314,847	-
Affiliated companies	98,071	-	(281)	97,790	-	(96,672)	-	-	26	-	1,144	-
Other companies	203,588	-	11,014	214,602	-	-	-	-	(118,146)	-	96,456	-
Total	**971,653**	**-**	**10,733**	**982,386**	**562,908**	**-**	**(14,727)**	**-**	**(118,120)**	**-**	**1,412,447**	**-**
Receivables												
from other companies	503	-	-	503	-	-	(45)	-	-	-	458	-
Total	**503**	**-**	**-**	**503**	**-**	**-**	**(45)**	**-**	**-**	**-**	**458**	**-**

Cash flow statement for the years ended December 31st, 2003 and December 31st, 2002

(EUR thousands)

	2003	2002
Profit (loss) for the year	175,097	258,642
Amortisation, depreciation and write-downs	99,806	154,636
Provisions, net	128,554	(81,378)
Cash flow from operations	**403,457**	**331,900**
Change in receivables	(26,896)	41,450
Change in prepayments and accrued income	11,057	(13,016)
Change in payables	(7,393)	(2,708)
Change in accruals and deferred income	(12,700)	9,043
Change in tax payables	2,533	73
Change in employee termination indemnity	197	580
Altri movimenti di patrimonio	271	(22,216)
Change in working capital and other assets/liabilities	**(32,931)**	**13,206**
Cash generated by operations	**370,526**	**345,106**
Revenues from the sale of intangible assets	2,635	2,959
Revenues from the sale of tangible assets	15	32
Revenues from the sale of financial assets	14,772	225,306
Total revenues from disposals	**17,422**	**228,297**
Total cash generated during the year	**387,948**	**573,403**
Investments in intangible assets	(1,339)	(1,987)
Investments in tangible assets	(243)	(5,197)
Investments in financial assets	(562,908)	(135,906)
Total cash (invested) during the year	**(564,490)**	**(143,090)**
Dividends paid	(247,413)	(247,823)
Other changes in shareholders' equity	(1)	1
Changes in shareholders' equity	**(247,414)**	**(247,822)**
Change in net financial position	**(423,956)**	**182,491**
Liquid funds	12,709	25,004
Financial receivables from subsidiary companies	1,328,800	922,286
Short-term securities	5,222	12,084
Financial payables to banks / other financial institutions	(559,284)	(546,824)
Financial payables to subsidiary companies	(380,861)	(188,455)
Opening net financial position	**406,586**	**224,095**
Liquid funds	30,130	12,709
Financial receivables from subsidiary companies	890,603	1,328,800
Short-term securities	-	5,222
Financial payables to banks / other financial institutions	(699,925)	(559,284)
Financial payables to subsidiary companies	(238,178)	(380,861)
Closing net financial position	**(17,370)**	**406,586**
Change in net financial position	**(423,956)**	**182,491**

List of investments in subsidiary and affiliated companies as of December 31st, 2003
(Article 2427 clause 5 of the Italian Civil Code)

(EUR thousands)

					Shareholders' equity		Result for the year						Difference	
Name	Head office		Share capital	Par value per share	Total	Pro-quota amount	Total	Pro-quota amount	% held	Number of shares held	Book value	Value as per art 2426 (4) CC	B-A	B-C
						(A)					(B)	(C)		
Subsidiary companies														
Publitalia '80 S.p.A.	Milan	Euro	52,000	0.52	155,994	155,994	73,139	73,139	100%	100,000,000	51,134	-	(104,860)	-
R.T.I. S.p.A.	Rome	Euro	500,000	0.52	1,361,540	1,361,540	275,174	275,174	100%	961,538,475	534,219	-	(827,321)	-
International Media Services Ltd.	Malta	Euro	52	1.03	52	52	-	-	99.95%	49,999	53	-	1	-
Mediaset Investment S.a.r.l. (*)	Luxembourg	Euro	79,607	52.00	647,254	647,254	(1,060)	(1,060)	100%	1,530,900	632,769	-	(14,485)	-
Mediaset Ireland Ltd.	Dublin	Euro	0.052		-	-	-	-	100%		0.052	-	-	-
Publiespana S.A.	Madrid	Euro	601	6.01	85,342	21,336	33,993	8,498	25%	25,000	24,168	-	2,832	-
Gestevision Telecinco S.A.	Madrid	Euro	92,521	6.01	397,725	99,431	79,538	19,885	25%	3,848,622	72,504	-	(26,927)	-
Affiliated companies														
Consorzio Aeromobili Fininvest	Milan	Euro	520	520.00	520	120	-	-	23%	230	120	-	-	-
Veleno S.p.A. in liquidation	Milan	Euro	5,000	1.00	4,017	1,044	(249)	(65)	26%	1,300,000	1,024	-	(20)	-

(*) Profit (loss) result concerns period 01/07/2003-31/12/2003

Reclassified income statement according to the guidelines provided by Consob (communication no. 94001437 dated February 2nd, 1994)

(EUR thousands)

	2003	2002
FINANCIAL INCOME AND (CHARGES)		
1) income from investments		
a) subsidiary companies	365,796	390,491
b) affiliated companies	-	12,450
Total income from investments	**365,796**	**402,941**
2) other financial income		
a) from receivables included in fixed assets		
- other	9	11
d) other income		
- subsidiary companies	41,312	47,679
- associated companies	745	61
- other	8,918	4,684
e) for foreign exchange gains	109,472	71,378
Total other income	**160,456**	**123,813**
3) interest and other financial charges		
a) interest and other financial charges		
- subsidiary companies	(8,258)	(10,810)
- other	(25,087)	(21,761)
b) foreign exchange losses	(109,053)	(71,045)
Total interest and other financial charges	**(142,398)**	**(103,616)**
TOTAL FINANCIAL INCOME AND (CHARGES)	**383,854**	**423,138**
ADJUSTMENTS TO THE VALUE OF FINANCIAL INVESTMENTS		
4) revaluations		
a) investments	26	-
5) write-downs		
a) investments	(125,426)	(51,371)
TOTAL ADJUSTMENTS TO THE VALUE OF FINANCIAL INVESTMENTS	**(125,400)**	**(51,371)**
OTHER OPERATING REVENUES		
6) revenues from sales and services	156,516	227,183
7) other revenues and income	12,051	5,484
TOTAL OTHER OPERATING REVENUES	**168,567**	**232,667**
OTHER OPERATING COSTS		
8) raw materials, consumables and supplies	464	313
9) not financial services	16,343	15,094
10) leasing and rental	10,088	9,474
11) personnel	20,305	18,447
12) amortisation, depreciation and write-downs	101,143	154,636
13) provisions for risks	130	2,346
15) sundry operating costs	3,377	1,492
TOTAL OTHER OPERATING COSTS	**151,850**	**201,802**
PROFIT (LOSS) FOR ORDINARY ACTIVITY	**275,171**	**402,632**
EXTRAORDINARY INCOME AND (CHARGES)		
16) income		
- other	302	234
17) cherges		
- prior years' taxes	(691)	(93)
- other	(498)	(786)
EXTRAORDINARY PROFIT/(LOSS)	**(887)**	**(645)**
PROFIT BEFORE TAXATION	**274,284**	**401,987**
18) Income taxes for the year	99,187	143,346
PROFIT (LOSS) FOR THE YEAR	**175,097**	**258,641**

List of investments referring to article 125 of CONSOB Regulations no.11971/1999 and subsequent modifications

(reference date December 31st, 2003)

Company name	Country	Total owned stake %	Type of stake ownership %	Shareholder	Stake %
ABS Finance Fund Sicav	Luxembourg	17.04%	indirectly owned	Mediaset Investment S.a.r.l.	17.04%
Advanced Media S.A.U.	Spain	100.00%	indirectly owned	Publiespaña S.A.	100.00%
Albacom S.p.A.	Italy	19.50%	diretta proprietà	Mediaset S.p.A.	19.50%
Aprok Imagen S.L.	Spain	40.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	40.00%
Agencia de Televisión Latino-Americana de Servicios y Noticias Andalucía, S.A.	Spain	100.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	99.99%
			indirectly owned	Gestevisión Telecinco S.A.	0.01%
Agencia de Televisión Latino-Americana de Servicios y Noticias Cataluña S.A.U.	Spain	100.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	100.00%
Agencia de Televisión Latino-Americana de Servicios y Noticias España S.A.U.	Spain	100.00%	indirectly owned	Gestevision Telecinco S.A.	100.00%
Agencia de Televisión Latino-Americana de Servicios y Noticias Galicia S.A.	Spain	100.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	99.99%
			indirectly owned	Gestevision Telecinco S.A.	0.01%
Agencia de Televisión Latino-Americana de Servicios y Noticias Levante S.A.	Spain	100.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	99.99%
			indirectly owned	Gestevisión Telecinco S.A.	0.01%
Agencia de Televisión Latino-Americana de Servicios y Noticias País Vasco S.A.U.	Spain	100.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	100.00%
Auditel S.r.l.	Italy	30.00%	indirectly owned	R.T.I. S.p.A.	23.55%
			directly owned	Mediaset S.p.A.	6.45%
Beigua S.r.l.	Italy	24.50%	indirectly owned	Elettronica Industriale S.p.A.	24.50%
Canal Factoria de Ficción S.A.	Spain	40.00%	indirectly owned	Gestevisión Telecinco S.A.	40.00%
Cinematext Media S.A.	Spain	60.00%	indirectly owned	Gestevisión Telecinco S.A.	60.00%
Digitel 5 Media S.A.U.	Spain	100.00%	indirectly owned	Gestevisión Telecinco S.A.	100.00%
Elettronica Industriale S.p.A.	Italy	100.00%	indirectly owned	R.T.I S.p.A.	100.00%
Epsilon TV Production S.r.l.	Italy	100.00%	indirectly owned	R.T.I S.p.A.	100.00%
Estudios Picasso Fabrica de Ficción SAU	Spain	100.00%	indirectly owned	Gestevisión Telecinco S.A.	100.00%
Euromedia Luxembourg Two S.A.	Luxembourg	11.76%	indirectly owned	Mediaset Investment S.a.r.l.	11.76%
Europortal Jumpy España S.A.	Spain	50.00%	indirectly owned	Gestevision Telecinco S.A.	50.00%
Fascino Produzione Gestione Teatro S.r.l.	Italy	40.00%	indirectly owned	R.T.I. S.p.A.	40.00%
Gestevisión Telecinco S.A.	Spain	52.00%	directly owned	Mediaset S.p.A.	25.00%
			indirectly owned	Mediaset Investment S.a.r.l.	27.00%
Grupo Editorial Tele 5 SAU	Spain	100.00%	indirectly owned	Gestevision Telecinco S.A.	100.00%
Gsmbox España S.A.	Spain	45.00%	indirectly owned	Gestevision Telecinco S.A.	45.00%
International Media Services Ltd.	Malta	99.95%	directly owned	Mediaset S.p.A.	99.95%
Mediadigit International S.a.r.l. in liq.	Luxembourg	100.00%	directly owned	Mediaset S.p.A.	100.00%
Mediaset Investment S.a.r.l.	Luxembourg	100.00%	directly owned	Mediaset S.p.A.	100.00%
Mediaset Ireland Ltd.	Ireland	100.00%	directly owned	Mediaset S.p.A.	100.00%
Mi Cartera Media S.A.U.	Spain	100.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	100.00%
Multipark Madrid S.A.	Spain	35.00%	indirectly owned	Gestevisión Telecinco S.A.	35.00%
Premiere Megaplex S.A.	Spain	50.00%	indirectly owned	Gestevisión Telecinco S.A.	50.00%
PressTV S.p.A.	Italy	50.00%	indirectly owned	R.T.I. S.p.A.	50.00%
Promoservice Italia S.r.l.	Italy	100.00%	indirectly owned	Publitalia '80 S.p.A.	100.00%
Publieci Television S.A.	Spain	50.00%	indirectly owned	Publiespaña S.A.	50.00%
Publiespaña S.A.	Spain	52.00%	directly owned	Mediaset S.p.A.	25.00%
			indirectly owned	Mediaset Investment S.a.r.l.	27.00%
Publiespaña 2000 S.L.U.	Spain	100.00%	indirectly owned	Publiespaña S.A.	100.00%
Publieurope International Ltd.	England	100.00%	indirectly owned	Publieuros Ltd.	100.00%
Publieuros Ltd.	England	100.00%	indirectly owned	Mediaset Investment S.a.r.l.	100.00%
Publimedia Gestion S.A.U.	Spain	100.00%	indirectly owned	Publiespaña S.A.	100.00%
Publitalia '80 S.p.A.	Italy	100.00%	directly owned	Mediaset S.p.A.	100.00%
R.T.I. S.p.A.	Italy	100.00%	directly owned	Mediaset S.p.A.	100.00%
Titanus Elios S.p.A.	Italy	30.00%	indirectly owned	Videotime S.p.A.	30.00%
TV Breizh S.A.	France	14.35%	indirectly owned	Mediaset Investment S.a.r.l.	14.35%
Veleno S.p.A. in liquidation	Italy	26.00%	directly owned	Mediaset S.p.A.	26.00%
Videotime S.p.A.	Italy	98.30%	indirectly owned	R.T.I. S.p.A.	98.30%

MEDIASET S.p.A.

2003 Annual Report

Reports of the Statutory Auditors
and External Auditors

MEDIASET S.p.A.

Milan – Via Paleocapa,3

Share capital EUR 614,238,333.28.=

****

REPORT OF THE STATUTORY AUDITORS TO THE GENERAL MEETING CALLED TO APPROVE THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31ST, 2003

(article 153 of Law Decree no. 58/98)

Dear Shareholders,

During the year we have performed the duties required by law, taking into account the code of conduct recommended by the National Councils of Professional Accountants and Bookkeepers.

In particular:

- we attended the General Meetings and the Board of Directors' meetings and the directors provided information about the activities undertaken and the transactions with the greatest impact on the income statement, balance sheet and financial position of the company. We made sure that all the actions approved and implemented were in compliance with the law and the corporate articles of incorporation, and that they were not evidently imprudent or dangerous and did not involve any potential conflicts of interest and were not in contrast to the resolutions passed by General Meetings or that they did not endanger the corporate assets;
- we obtained knowledge of and we monitored, to the extent of our mandate, the Company's organisational structure and confirmed that proper management procedures had been followed. This involved direct observation, information gathering and discussions

with the external auditors Deloitte & Touche SpA in order to exchange data and information. No important elements emerged from these:

- we assessed and monitored the adequacy of the internal control system, the activity of the person in charge of the internal control system and of the accounting system and ensured that this system was reliable in that it properly reflected operations. This involved gathering information, reviewing company documents and analysing the results of the work performed by the external auditors. We also held regular meetings with the head of the internal control department and obtained information about reviews performed at subsidiary companies. We also attended the meetings of the Internal Control Committee;
- we checked that the statutory and consolidated financial statements as at December 31st, 2003 and the Report on Operations were prepared and structured in accordance with the law. This was based on direct checks and on information provided by external auditors;
- we examined and monitored the adequacy of the instructions issued to subsidiary companies. These instructions enabled them to promptly provide the parent company with information enabling it to meet its legal obligations regarding communication.

During our review work we did not come across any significant matters worth of reproach or any omissions that would require to be reported to external supervisory bodies or mentioned at this point.

We remind you that in 2003 the company adopted the model of organisation, management and control in compliance with Law De-

cree no. 231/2001 and appointed the body in charge of monitoring the effectiveness, compliance and update of this model.

Moreover, in accordance with the recommendations issued by CONSOB, the Board of Statutory Auditors states the following:

- no atypical and/or unusual transactions were performed within the companies of the Group or with related parties;
- the information provided by the Board of Directors, including operations with other Group companies and related parties, are considered adequate. In particular, these operations undertaken with other Group companies and related parties are to be considered as connected to or regarding the fulfilment of corporate objectives. The characteristics and the economic effects of these ordinary operations are specified in the Report on Operations and in the Notes to the financial statements and are considered to be in line and compliant with the interests of the Company.

  Furthermore, we have not identified any conflicts of interest or any transactions which could have a significant effect on the income statement, balance sheet or financial position of the Company;
- during the year:

  - we held regular meetings with the external auditors Deloitte & Touche SpA for exchanging information. Though we have not yet seen their audit report on the statutory and consolidated financial statements, we have every reason to believe that they will express a clean opinion on the financial statements, even though their report on the statutory financial statements should contain information referring to the introduction of a few items in order to obtain tax benefits that otherwise could not be obtained. In the Notes to the

financial statements there have been shown the impact that these had on equity and profit for the year;

- we gave our favourable opinion on the emoluments paid by the Board of Directors to the Chairman, the Deputy Chairman and Managing Director, in compliance with article 2389 of the Italian Civil Code, while no opinion was expressed pursuant to articles 158 and 159 of Law Decree no. 58/98;

- during the year the Board of Directors met 9 times, the Executive Committee met 6 times and the Board of Statutory Auditors met 14 times;

- besides auditing the statutory financial statements, the consolidated financial statements and the half-year report, the Company appointed Deloitte & Touche SpA to provide support in analysing the critical point arising from the application of IAS/IFRS (international accounting standards), at a cost of EUR 88,400.=;

- the Company appointed Deloitte ERS-Enterpirse Risk Services-Srl, linked by long-term cooperation with Deloitte & Touche SpA, to support it in a project to adjust the model of organisation, control and management of the Group to the requirements stated by Law Decree no. 231/2001, at a cost of EUR 45,630.=;

- the Company substantially adjusted its code of conduct to that suggested by the Corporate Governance Committee of the companies listed at Borsa Italiana SpA, as can be seen in the annual report prepared by the Board of Directors;
- we agree with the amount of dividend that the Board of Directors propose to pay, bearing in mind the level of available reserves.

In conclusion, we inform you that we have received no accusations under article 2408 of the Italian Civil Code and express our ap-

proval of the financial statements as at December 31st, 2003, which report a profit of EUR 175,097,204.=.

Milan, April 1st, 2004.

THE BOARD OF STATUTORY AUDITORS

(Achille Frattini, Chairman)

(Francesco Antonio Giampaolo)

(Riccardo Perotta)

Deloitte.

Deloitte & Touche S.p.A.
Palazzo Carducci
Via Olona, 2
20123 Milano
Italia

Tel: +39 02 88011
Fax: +39 02 433440
www.deloitte.it

AUDITOR'S REPORT IN ACCORDANCE WITH ARTICLE 156 OF LEGISLATIVE DECREE OF FEBRUARY 24, 1998, N. 58

To the Shareholders of
Mediaset S.p.A

We have audited the financial statements of the Mediaset S.p.A. as of December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the Auditing Standards recommended by Consob, the Italian Commission for listed Companies and the Stock Exchange. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
The audit of the financial statements of a subsidiary company, on the basis of which, the investment was written down and the loss exceeding the value of the investment was allocated to the provisions for risk and charges, is the responsibility of other auditors.

For the opinion on the financial statement of the prior year, which is presented for comparative purpose as required by law, reference should be made to the auditor's report by Deloitte & Touche S.p.A. (now DT S.p.A.) on March 31st, 2003.

In our opinion, the financial statements present fairly the financial position of Mediaset S.p.A. as of December 31, 2003, and the results of its operations for the year then ended in accordance with the Italian regulations governing financial statements.

As mentioned in the notes to the financial statements, the Company has made certain entries solely in order to obtain tax benefits. The effects on shareholders' equity and net income for the year of this accounting treatment are adequately explained in the note "Shareholders' equity".

DELOITTE & TOUCHE S.p.A.
Signed by
Patrizia Arienti
Partner

Milan, April 9th, 2004

This report has been translated into the English language solely for the convenience of international readers.

EXTRACT OF THE RESOLUTION TAKEN BY THE GENERAL MEETING

The General Meeting was held on first call on April 27th, 2004.

1) With respect to the first item on the agenda, referring to the financial statements and consolidated financial statements at December 31st, 2003, the Meeting, after taking note of the Reports on operations of the Board of Directors, of the Board of Statutory Auditors and of external auditors, decided the following:

   a) to approve the financial statements at December 31st, 2003, which closed with a profit for the year of EUR 175,097,204.06, and the relevant Report on Operations;

   b) to allocate the net profit for the year, amounting to EUR 175,097,204.06, as follows:

   - EUR 8,754,860.21, equal to 5%, to the legal reserve;
   - EUR 0.23 per share to the shareholders as dividends, gross of legal withholding taxes, with the exclusion of own shares held at May 21st, 2004, by entirely using the item "*retained profits*", for EUR 229,874.97, and partially using the item "*other reserves*" for a total of EUR 107,126,498.18 for the part exceeding the amount of profit available;

   c) to pay the dividend as from May 27th, 2004. The payment will be made by means of the authorised organisations where shares are registered in the "Stock Exchange system"; as from May 24th, 2004, shares will be negotiated in the relevant market ex dividend. The payment of the dividend will give shareholders a tax credit amounting to 51.51%.

2) With respect to the second item in the agenda, referring to the authorisation given to the Board of Directors for the purchase and sale of own shares, the Meeting decided the following:

   a) to grant the Board of Directors the possibility to purchase, also by means of negotiation of options and derivatives on Mediaset shares, up to a maximum of 70,000,000 ordinary own shares – within the limits established by the law – with a current par value of EUR 0.52 each (equal to 5.92% of the current share capital), one or more times, until the approval of the financial statements as at December 31st, 2004, but for no more than 18 months from the date of the General Meeting resolution. The amount above is covered by the available reserves, as is stated in the latest financial statements, appropriately approved.
   Purchases, to be made at the Stock Exchange where the shares are listed, shall be carried out at a price not higher than 20% and not lower than 20% of the reference price of the share in the Stock Exchange session previous to any single operation. These parameters are considered to be appropriate to find the value range within which the purchase is of interest to the company. Purchase operations shall be carried out in compliance with article 132 of Law Decree 58/98; purchased shares shall not be used for share capital decrease operations;

   b) to confirm the authorisation given to the Board of Directors to sell purchased shares. Sales shall be carried out at the Stock Exchange where shares are listed and/or out of the Stock Exchange, at a price not lower than 90% of the reference price of the share in the Stock Exchange session previous to any single operation. The authorisation granted in this paragraph is given without time limits;

c) to confirm the authorisation given to the Board of Directors, in accordance with article 2357(iii) of the Italian Civil Code, so that it can sell own shares purchased on the basis of this resolution or those already held by the Company to the Company's employees or employees of subsidiary companies or of the parent company with respect to their exercise of purchase options of the shares that are granted to them, in line with the measures approved by the General Meeting of April 20th, 2000 regarding the setting up of a Stock Option Plan for the period 2000/2002 and by the General Meeting of April 16th, 2003 regarding the setting up of a Stock Option Plan for the period 2003/2005. This authorisation is given without time limits.

3) With respect to the single extraordinary item on the agenda, referring to a proposal to modify the corporate Bylaws - partly as a consequence of the adjustment to Law Decree no. 6/2003 and subsequent amendments - to change the numbers of the articles of the Bylaws and to adopt an entirely new text, the Meeting, after taking note of the Report on Operations, decided the following:

- to approve new corporate Bylaws. The text of the new Bylaws is attached to the Report on Operations of the financial statements for the year closed at December 31st, 2004 of Mediaset S.p.A. (attachment A), which was modified in the first paragraph of point 3 of article 27: this reduced the capital share holding needed to present a list of candidates to the Board of Statutory Auditors from 5% to 3%.